This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to
Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on February 27, 2023 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[            ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

AMENDMENT NO. 1 TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

Garden Stage Limited

(Exact name of registrant as specified in its charter)

__________________________________________

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 201, 2/F, China Insurance Group Building
141 Des Voeux Road Central
Central, Hong Kong
Tel: +852 2688 6333
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

c/o Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 +1-212-588-0022 – telephone	Mark E. Crone, Esq. Liang Shih, Esq. The Crone Law Group P.C. 420 Lexington Avenue, Suite 2446 New York, NY 10170 +1-646-861-7891 – telephone

__________________________________________

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the Selling Shareholder will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED FEBRUARY 27, 2023

GARDEN STAGE LIMITED

[      ] Ordinary Shares
And
[      ] Ordinary Shares Offered by the Selling Shareholder

This is an initial public offering of [            ] ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of Garden Stage Limited (the “Company” or “Garden Stage”), an exempted Cayman Islands company. The Selling Shareholder (as defined herein) is offering [            ] Ordinary Shares to be sold in this offering pursuant to this prospectus. We will not receive any proceeds from the sale of the Ordinary Shares to be sold by the Selling Shareholder. We expect the initial public offering price will be between US$[            ] and US$[            ] per Ordinary Share. Prior to this Offering, there has been no public market for our Ordinary Shares. We plan to apply to list our Ordinary Shares on the NASDAQ Capital Market. This Offering is contingent on the listing of our Ordinary Shares on the NASDAQ Capital Market. However, there is no assurance that such application will be approved, and if our application is not approved by the NASDAQ Capital Market, this Offering may not be completed.

We have historically conducted our business through I Win Holdings Limited (“I Win Holdings HK”), a company incorporated under the laws of Hong Kong, through its subsidiaries, namely, I Win Securities Limited (“I Win Securities”) and I Win Asset Management Limited (“I Win Asset Management”), both incorporated in Hong Kong (I Win Securities and I Win Asset Management are collectively referred as the “Operating Subsidiaries”). The Operating Subsidiaries are corporations licensed by the Securities and Future Commission of Hong Kong (the “HKSFC”). As the HKSFC-licensed corporations, prior approval from the HKSFC is required in relation to the reorganization of the HKSFC-licensed corporations, for any of the companies or individuals to become the substantial shareholder.

We have obtained the approval from the HKSFC in relation to the Reorganization and the change of substantial shareholders on January 26, 2023. We plan to effect the Reorganization on April 1, 2023, as described in “Corporate History and Structure — The Reorganization.” Pursuant to which I Win Holdings HK will become a wholly-owned subsidiary of Garden Stage Limited (“Garden Stage”), through 17 Uno Limited (“17 Uno BVI”), an intermediate holding company incorporated under the laws of British Virgin Islands and a wholly owned subsidiary of Garden Stage. Upon completion of the Reorganization, the Operating Subsidiaries will become the indirect wholly-owned subsidiaries of Garden Stage through 17 Uno BVI and I Win Holding HK.

Except where the context otherwise requires or where otherwise indicated, the terms “Company,” “we,” “us,” “our,” “our company,” and “our business” refer, prior to the Reorganization discussed below, to I Win Holdings HK and, after the Reorganization, to Garden Stage, in each case together with its consolidated subsidiaries as a consolidated entity. Where the discussions in the context relate to business operations and/or financial performance, then the terms “Company,” “we,” “us,” “our,” “our company,” “our Group” and “our business” refer, both prior to and after the Reorganization, to the business operations and/or financial performance of the Operating Subsidiaries. All specific references in this prospectus to “Garden Stage” and “I Win Holding HK” refer to Garden Stage Limited and I Win Holdings Limited respectively, each a holding company with no operation of its own.

Any reference to “China” or the “PRC” is to the People’s Republic of China, including Hong Kong and Macau, except that the only time that “China” or the “PRC” does not include Hong Kong or Macau is when we are referencing specific laws and regulations adopted by the PRC. The references to “Mainland China” are to the mainland of the People’s Republic of China; excluding Taiwan and the special administrative regions of Hong Kong and Macau. “PRC laws and regulations” or “PRC laws” are to the laws and regulations of Mainland China, and “PRC government” or “Chinse government” are to the government of Mainland China for the purposes of this prospectus only.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 24 to read about factors you should consider before buying our Ordinary Shares.

Garden Stage Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Garden Stage Limited is an “Emerging Growth Company” under applicable U.S. federal securities laws and are, therefore, eligible for reduced public company reporting requirements. Please read “Implications of Being an Emerging Growth Company” beginning on page 19 of this prospectus for more information.

Garden Stage Limited is a holding company incorporated in the Cayman Islands with no material operations of its own. Prior to the Reorganization, Garden Stage Limited does not have any operating subsidiaries in Hong Kong or elsewhere. Follow the completion of the Reorganization, Garden Stage Limited will conduct all of its operations in Hong Kong through its Operating Subsidiaries, I Win Securities and I Win Asset, both incorporated in Hong Kong. The Ordinary Shares offered in this offering are shares of Garden Stage Limited, the Cayman Islands holding company, instead of shares of the Operating Subsidiaries. Investors in this Offering will not directly hold equity interests in the Operating Subsidiaries. This structure involves unique risks to the investors.

Follow the completion of the Reorganization, all of our operations are conducted by the Operating Subsidiaries in Hong Kong, a Special Administrative Region of the PRC. We and the Operating Subsidiaries do not have any operation or maintain office or personnel in Mainland China, nor currently do we have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China. We are subject to certain legal and operational risks associated with our Operating Subsidiaries being based in Hong Kong, having all of its operations to date in Hong Kong and having clients who are Mainland China individuals or companies that have shareholders or directors that are Mainland China individuals. We are also subject to the risks of uncertainty about any future actions the PRC government or authorities in Hong Kong may take in this regard. Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, or in the event that we or the Operating Subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or the Operating Subsidiaries might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted.

The legal and operational risks associated in operating in Mainland China also apply to Operating Subsidiaries’ operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to the Operating Subsidiaries and us, given the substantial operations of the Operating Subsidiaries in Hong Kong and the possibilities that Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that the Operating Subsidiaries or Garden Stage are to become subject to laws and regulations of Mainland China, these risks could result in material costs to ensure compliance, fines, material changes in our operations and/or the value of the securities we are registering for sale, and/or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate — All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain” on page 24; and “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 28.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. See “Prospectus Summary — Recent Regulatory

Development in the PRC” beginning on page 16.    On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a Mainland China domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which will come into effect on March 31, 2023. The Trial Administrative Measures further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas shall complete the filing procedures of and submit the relevant information to CSRC, failing which we may be fined between RMB 1 million and RMB 10 million.

The Operating Subsidiaries may collect and store certain data (including certain personal information) from our customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). As advised by Guangdong Wesley Law Firm, our counsel with respect to PRC legal matters, the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures will not have an impact on our business, operations or this offering, nor do we or our Hong Kong subsidiaries are covered by permission requirements from the CAC that is required to approve our subsidiary’s operations, as the Hong Kong subsidiaries will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review before listing in the United States, because (i) the Operating Subsidiaries were incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures do not provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our Operating Subsidiaries have in aggregate collected and stored personal information of approximately 957 Mainland China individuals (approximately 46.21% of our total customers), far less than one million users as specified by Measures for Cybersecurity Review to be subjected to Cybersecurity Review; (iii) all of the data the Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, neither of the Operating Subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Based on the PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, as advised by Guangdong Wesley Law Firm, as we are based in Hong Kong without Mainland China operation or subsidiaries, and the Trial Measures have not come into effect as of the date of this prospectus, neither we, nor the Operating Subsidiaries in Hong Kong are currently required to obtain any permission or approval from the Mainland China authorities, including the CSRC and CAC, to operate and offer the securities being registered to foreign investors. Therefore, no application to obtain permission or approval from the PRC authorities is required and no permissions or approvals have been denied as of the date of this prospectus.

However, as further advised by Guangdong Wesley Law Firm, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of relevant Mainland China cybersecurity laws and other regulations. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Administrative Measures become applicable to us or our Operating Subsidiaries in Hong Kong, if any of our Operating Subsidiaries is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to the Operating Subsidiaries in Hong Kong, the business operation of the Operating Subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. While, we do not believe we are covered by the permission requirements from CSRC or CAC, investors of our company and our business may face potential uncertainty from actions taken by the PRC government affecting our business. If the applicable laws, regulations, or interpretations change and the Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that the Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” on page 28.

Our Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in Mainland China and Hong Kong.

Our auditor prior to December 15, 2022, Friedman LLP (“Friedman”), had been inspected by the PCAOB on a regular basis in the audit period, and our new auditor, Marcum Asia CPAs LLP (“Marcum Asia”), has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Neither Friedman nor Marcum Asia is subject to the Determination Report announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong because of a position taken by one or more authorities in the Mainland China or Hong Kong. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol (“SOP”) with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong, jointly agreeing on the need for a framework. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in Mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA and/or AHFCAA. These recent developments could also add uncertainties to this Offering and we cannot assure you that the NASDAQ Capital Market (“NASDAQ”) or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Related to Our Ordinary Shares and this Offering — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 33.

Upon completion of the Reorganization, for Garden Stage to transfer cash to its subsidiaries, it is permitted under the laws of the Cayman Islands to provide funding to its subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Garden Stage’s subsidiary formed under the laws of the British Virgin Islands are permitted under the laws of the British Virgin Islands to provide funding to their respective subsidiaries through loans or capital contributions without restrictions on the amount of the funds. As a holding company, Garden Stage may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, such company’s assets do not exceed its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If any of Garden Stage’s subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Garden Stage. The following describes the dividends and distributions made by our subsidiaries: on December 24, 2020, I Win Securities Limited declared an interim cash dividend of HK$ 300,000 (approximately US$ 0.039 million) to its shareholders, Smark Holding Limited and Lobster Financial Holdings Limited; on January 15, 2021, I Win Securities Limited declared an interim cash dividend of HK$ 600,000 (approximately US$ 0.077 million) to its shareholders, Smark Holding Limited and Lobster Financial Holdings Limited. In the fiscal year ended March 31, 2022 (“FY 2022”), the fiscal year ended March 31, 2021 (“FY 2021”) and the six months period ended September 30, 2022 (“6M2022”) and up to the date of this prospectus, no transfer of cash or other types of assets has been made between our Cayman Islands holding company and subsidiaries. Our Cayman Islands holding company has not declared or made any dividends or other distributions to its shareholders, including U.S. investors, in the past, nor has any dividends or distributions been made by subsidiaries to our Cayman Islands holding company. Garden Stage and its subsidiaries do not have any plans to distribute earnings in the foreseeable future. For a more detailed discussion of how cash is transferred among Garden Stage and its subsidiaries, see “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries” beginning on page 9, “Dividend Policy” on page 60 and the audited consolidated financial statements and the accompanying footnotes beginning on F-1 of this prospectus.

Following this Offering, Oriental Moon Tree Limited, our largest shareholder, will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Oriental Moon Tree Limited can control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed a “controlled company” within the meaning of the NASDAQ listing rules and follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. For a more detailed discussion of the risk of the Company being a controlled company, see “Risk Factors — Risks Related to Our Corporate Structure — Our corporate actions will be substantially controlled by our Controlling Shareholder, Oriental Moon Tree Limited, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders” on page 30 and “Prospectus Summary — Implication of Being a Controlled Company” on page 20 of this prospectus.

	Per Share	Total(4)
Offering price(1)	USD	USD(5)
Underwriting discounts(2)	USD	USD
Proceeds to the company before expenses(3)	USD	USD
Proceeds to the Selling Shareholder before expenses	USD	USD

____________

(1)      Initial public offering price per share is assumed as USD [    ], which is the midpoint of the range set forth on the cover page of this prospectus.

(2)      We have agreed to pay the underwriters a discount equal to 7.5% of the gross proceeds of the offering. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 170.

(3)      Excludes fees and expenses payable to the underwriters.

(4)      Assumes that the underwriters do not exercise any portion of their over-allotment option.

(5)      Includes USD [      ] gross proceeds from the sale of [      ] Ordinary Shares offered by our Company and USD [      ] gross proceeds from the sale of [      ] Ordinary Shares offered by the Selling Shareholder.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares offered by the Company if any such shares are taken. We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to [    ] additional Ordinary Shares from us at the initial public offering price, less underwriting discounts, within 45 days from the closing of this offering to cover over-allotments, if any. If the underwriters exercise the option in full, assuming the public offering price per share is USD[    ], the total underwriting discounts payable will be USD[    ], and the total proceeds to us, before expenses, will be USD[    ].

We expect our total cash expenses for this offering to be approximately USD[    ], including expenses payable to the underwriters for their reasonable out-of-pocket expenses and non-accountable expense allowance, exclusive of the above discounts.

If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting” on or about [    ], 2023.

Pacific Century Securities, LLC

The date of this prospectus is [•], 2023

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not authorized anyone to provide you with information different from what is contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The Selling Shareholder and we are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States of America (the “United States” or the “U.S.”): Neither the underwriters nor we have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of our ordinary shares and the distribution of this prospectus outside of the United States.

Through and including ________, 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Except where the context otherwise requires or where otherwise indicated, the terms “Company,” “we,” “us,” “our,” “our company,” “our Group” and “our business” refer, prior to the Reorganization discussed below, to I Win Holdings HK and, after the Reorganization, to Garden Stage, in each case together with its consolidated subsidiaries as a consolidated entity. Where the discussions in the context relate to business operations and/or financial performance, then the terms “Company,” “we,” “us,” “our,” “our company,” “our Group” and “our business” refer, both prior to and after the Reorganization, to the business operations and/or financial performance of the Operating Subsidiaries. All specific references in this prospectus to “Garden Stage” and “I Win Holding HK” refer to Garden Stage Limited and I Win Holdings Limited respectively, each a holding company with no operation of its own.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, references to:

•        “17 Uno BVI” refers to 17 Uno Limited, a company incorporated under the laws of British Virgin Islands;

•        “AE” refers to an account executive, being licensed representative accredited to I Win Securities to carry out regulated activities, who is self-employed and only entitled to share the brokerage income from the clients referred by him/her;

•        “AUM” refers to the amount of assets under management

•        “BSS” refers to the Broker Supplied System, being a front office solution either developed in-house by the Stock Exchange Participant or a third-party software package acquired from commercial vendors, enabling the Stock Exchange Participant to connect its trading facilities to the Open Gateway to conduct trading;

•        “CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

•        “China” or the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau;

•        “Code of Conduct” refers to the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong;

•        “Controlling Shareholder” refers to Oriental Moon Tree Limited, a company incorporated under the laws of British Virgin Islands;

•        “FY 2022”, “FY 2021”, “6M2021” and “6M2022” are to fiscal year ended March 31, 2022 and 2021, six months period ended September 30, 2021 and six months period ended September 30, 2022, respectively;

•        “Garden Stage” and “Company” are to Garden Stage Limited, an exempted company incorporated with limited liability in the Cayman Islands on August 11, 2022;

•        “HKD” or “HK$” refer to the legal currency of Hong Kong.

•        “HKSCC” refers to the Hong Kong Securities Clearing Company Limited

•        “HKSFC” refers to the Securities and Futures Commission of Hong Kong;

•        “Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

•        “I Win Asset Management” refers to I Win Asset Management Limited, a company with limited liability under the laws of Hong Kong;

•        “I Win Holdings HK” refers to I Win Holdings Limited, a company with limited liability under the laws of Hong Kong;

•        “I Win Securities” refers to I Win Securities Limited, a company with limited liability under the laws of Hong Kong;

•        “Licensed Representative(s)” refers to an individual who is granted a license under section 120(1) or 121(1) of the SFO to carry on one or more than one regulated activity;

•        “Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, as amended, supplemented or otherwise modified from time to time;

•        “Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

•        “Margin financing” refers to the provision of funds by a securities brokerage firm (licensed to provide margin loans as an intermediary) to clients for the purpose of their margin trading, whereby the funds borrowed from a securities brokerage firm to be used for carrying out trading of securities on a leveraged basis, and the relevant securities purchased form the collateral to secure the repayment of the loan granted by the securities brokerage firm;

•        “Migo” refers to Migo Corporation Limited, an independent research consultancy firm commissioned by the Company;

•        “Migo Report” refers to the “Industry Overview Report of the Financial Services Market in Hong Kong” dated June 30, 2022 prepared by Migo and commissioned by the Company;

•        “Ordinary Shares” refers to the ordinary shares of the Garden Stage Limited, par value of US$0.0001 per share;

•        “Open Gateway” refers to a Windows-based device provided by the Stock Exchange and installed at the Stock Exchange Participants’ office to facilitate electronic interface of the Automatic Order Matching and Execution System of the Stock Exchange with front office systems operated by the Stock Exchange Participant;

•        “Operating Subsidiaries” refers to I Win Securities and I Win Asset Management;

•        “PRC laws and regulations” or “PRC laws” are to the laws and regulations of Mainland China;

•        “PRC government” or “Chinse government” are to the government of Mainland China for the purposes of this prospectus only;

•        “Responsible Officer(s)” or “RO” refer to a Licensed Representative who is also approved as a responsible officer under section 126 of the SFO to supervise one or more than one regulated activity of the licensed corporation to which he/she is accredited;

•        “SEC” refers to the United States Securities and Exchange Commission;

•        “Selling Shareholder” refers to Oriental Moon Tree Limited, a company formed under the laws of the British Virgin Islands and the Controlling Shareholder of the Company that is selling its Ordinary Shares pursuant to this prospectus;

•        “SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

•        “Stock Exchange” or “SEHK” refer to the Stock Exchange of Hong Kong Limited;

•        “Stock Exchange Trading Right” refers to the right to be eligible to trade on or through the Stock Exchange as a Stock Exchange Participant and entered as such a right in a list, register or roll kept by the Stock Exchange;

•        “Stock Exchange Participant(s)” refers to corporation(s) licensed to carry on Type 1 (dealing in securities) regulated activity under the SFO who, in accordance with the rules of the Stock Exchange, may trade on or through the Stock Exchange and whose name(s) is/are entered in a list, register or roll kept by the Stock Exchange as person(s) who may trade on or through the Stock Exchange;

•        “US$” or “U.S. dollars” refer to the legal currency of the United States; and

Garden Stage Limited is a holding company with operations conducted in Hong Kong through its Operating Subsidiaries, using Hong Kong dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were made at an average rate of HKD 7.7843 to USD 1.00 and HKD 7.753 to USD 1.00 for FY 2022 and FY 2021, and at an average rate of HKD 7.8472 to USD 1.00 and HKD 7.7717 to USD 1.00 for 6M 2022 and 6M 2021, respectively.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Migo Corporation Limited, or “Migo,” a third-party industry research consultancy firm, to provide information regarding our industry and market position. Industry data, projections, and estimates are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. While we generally believe the information contained in such report to be accurate and reliable, we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports.

Presentation of Financial Information

We have historically conducted our business through I Win Holdings HK and its subsidiaries. Garden Stage has not commenced operations and has nominal assets and liabilities. Therefore our historical consolidated financial statements present the financial position and results of operations of I Win Holdings HK on a consolidated basis. Following the Reorganization, our financial statements will present the financial position and results of operations of Garden Stage and its consolidated subsidiaries.

Overview

Founded in November 2016, we, through our Operating Subsidiaries, are a Hong Kong-based financial services provider principally engaged in the provision of (i) placing and underwriting services; (ii) securities dealing and brokerage services; and (iii) asset management services. Our business is carried out through our wholly owned Operating Subsidiaries: a) I Win Securities Limited, which is licensed to conduct Type 1 (dealing in securities) regulated activities under the SFO in Hong Kong, and b) I Win Asset Management Limited, which is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong. I Win Securities Limited is the Stock Exchange Participant and holds one Stock Exchange Trading Right. In addition, I Win Securities is a participant of the HKSCC.

The table below sets forth the licenses obtained by us under the jurisdiction of Hong Kong.

License type and trading right	Entity name
HKSFC Type 1 License — Dealing in securities	I Win Securities
HKSFC Type 4 License — Advising on securities	I Win Asset Management
HKSFC Type 9 License — Asset management	I Win Asset Management
Stock Exchange Participants (Participant ID: 02092)	I Win Securities
HKSCC Participants (Participant ID: B02092)	I Win Securities

Our service offerings mainly comprise the following:

•        Underwriting and Placing Services:    acting as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. We also charge investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged us to provide placing and underwriting services in respect of the relevant securities. For 6M 2022, FY 2022 and FY 2021, respectively, 35.14%, 15.41% and 71.36% of our total revenue was derived from our underwriting and placing services.

•        Securities Dealing and Brokerage Services:    providing securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. We act as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitate our clients’ trading of securities listed on selected overseas stock exchanges, including the United States, in return for brokerage commission income. Ancillary to our securities brokerage and dealing services, we provide nominee services, custodian services, scrip handling services and handling services for corporate actions to our brokerage clients. At the same time, we also facilitate the subscriptions to IPOs and secondary placings, either conducted by Hong Kong issuers who engage our placing and underwriting services or conducted by other financial services providers in Hong Kong. For 6M 2022, FY 2022 and FY 2021 respectively, 56.38%, 80.81% and 26.66% of our total revenue was derived from our securities dealing and brokerage services.

•        Asset Management Services:    offering discretionary account management and fund management services that cater to different investment objectives of our clients through I Win Asset Management Limited. Our asset management services accounted for 1.76%, 1% and 0% our total revenue for 6M 2022, FY 2022 and FY 2021, respectively.

Our revenues were US$1.2 million and US$1.0 million for 6M 2022 and 6M 2021, respectively, and US$2.3 million and US$6.1 million for FY 2022 and FY 2021, respectively. We recorded net loss of US$0.5 million and US$0.3 million for the 6M 2022 and 2021, respectively, and net loss of US$0.5 million and US$0.3 million for FY 2022 and 2021, respectively. We plan to keep our business growing by strengthening our securities brokerage, underwriting and placement services and develop our asset management business and margin financing services. Our diversified business portfolio allows us to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to clients. For further details of our services, please refer to the paragraph headed “Business — Our Services and Revenue Model” in this prospectus.

Our Industry

Hong Kong is one of the world’s largest securities markets by market capitalization. Hong Kong’s securities market is operated by the Hong Kong Stock Exchange. The Hong Kong Stock Exchange operates two markets, the Main Board is for more established companies that satisfy higher financial and track record requirements and Growth Enterprise Market (the “GEM”) is for a market with lower listing eligibility criteria but similar continuing obligations compared to the Main Board, serving the needs of small and mid-sized issuers. According to Migo, as an international financial hub and gateway to China, over the years, Hong Kong’s securities market has experienced remarkable growth in market capitalization. The total market capitalization of the Stock Exchange (including the Main Board and GEM) increased from approximately HK$33,999 billion (approx. US$4,358.8 billion) as of December 31, 2017 to approximately HK$ 39,065 billion (approx. US$4,979.0 billion) as of June 30, 2022. In line with the general trend of market capitalization, the number of listed securities on the Stock Exchange also increased from 12,803 as of December 31, 2017 to 16,510 as of June 30, 2022.

The financial services industry in Hong Kong is highly competitive due to the vast number of market players offering securities broking services, underwriting and placing services, and asset management services. We have to compete effectively over competitors in terms of capital resources, pricing, client base, service coverage and quality, talents, and brand recognition. Our competitors may have stronger capital resources, greater brand recognition in the market, more human resources, a wider range of services and longer operating histories than that of us. Apart from large multinational financial institutions, we also face competition from newly established local small and medium-sized financial services firms that offer similar services. We believe that competition in this market is primarily based on quality and scope of services, market reputation, business network, pricing, and human and financial resources.

Securities Dealing and Brokerage Services

The licensed securities dealing and brokerage service industry comprises corporations conducting Type 1 (dealing in securities) regulated activity, and these corporations are generally referred to as brokerage firms or brokerage service providers. These corporations provide securities dealing and brokerage services to clients (including principals and investors) which may involve (i) trading and brokering securities in respect of trades for clients, (ii) marketing and distributing of securities (including mutual funds and unit trusts) to clients, and (iii) placing and underwriting of securities in respect of fundraisings and secondary offerings and sale. Some brokerage firms may also provide securities margin financing services to facilitate the acquisitions or holdings of securities by their clients if they can meet the more stringent financial resources requirements set out in the SFO. The main function of a Type 1 licensed corporation, as the securities brokerage service provider, is to act as an agent to facilitate securities trading activities for investors in respect of securities listed on the Stock Exchange and/or on overseas markets. A securities brokerage firm may also generate revenue from commission and fee income through placing and underwriting securities in respect of fundraisings and secondary offerings and sales, and interest income from the provision of securities margin financing services.

Competition

In order to trade securities through the trading facilities of the Stock Exchange, a market participant shall, among other things, hold a trading right and be an Exchange Participant. It must also be a corporation licensed under the SFO to carry out Type 1 (dealing in securities) regulated activity. As of June 30, 2022, there were 703 trading right holders registered in the Hong Kong Exchanges and Clearing Limited, which comprised 604 trading Exchange Participants, 85 non-trading Exchange Participants and 14 non-exchange participants. New participants may enter the industry as long as they obtain the requisite licenses and permits. The Exchange Participants are classified into three categories of participants by the Hong Kong Stock Exchange quarterly in terms of their respective share of the total market turnover. Category A for the top 14 firms, Category B for the 15th to 65th largest firms and Category C for firms ranked 66th and below.

The following chart illustrates the respective market shares of different categories of Stock Exchange Participants from 2017 to 2022:

Participants	2017	2018	2019	2020	2021	2022*
	(%)	(%)	(%)	(%)	(%)	(%)
Category A	54.6	55.7	58	58.2	59	63.6
Category B	34.9	35.7	34	34.5	33.8	30.86
Category C	10.5	8.7	8	7.4	7.2	5.54

____________

*        For the six months ended June 30, 2022

Source: HKEx

Hong Kong’s securities dealing and brokerage market is dominated by the 14 Exchange Participants under Category A which accounted for approximately 59% market share in terms of turnover for 2021. The market share of Stock Exchange Participants under Category A and Category C has experienced an increase and decrease from approximately 54.6% and 10.5%, respectively, in 2017 to approximately 59% and 7.2%, respectively, in 2021, while the market share the Exchange Participants under Category B has recorded a decrease from approximately 34.9% in 2017 to approximately 33.8% in 2021. We are a Category C Stock Exchange Participant and are currently holding one Stock Exchange trading right.

Placing and Underwriting Services

Placing and underwriting services are essential for fundraising activities in the capital market, and relevant service providers in Hong Kong are required to obtain an HKSFC license to carry on Type 1 (dealing in securities) regulated activity. Such placing and underwriting services providers are generally referred to as underwriters and placing agents. The main responsibility of both underwriters and placing agents is to act as an agent to identify potential investors to subscribe for securities of issuers and to acquire securities from selling shareholders, while underwriters are also involved in carrying out and organizing roadshows and other marketing activities during the book building process as well as involved in the pricing process of IPOs. The main revenue stream of placing and underwriting service providers is the commission charged to clients from the provision of placing and underwriting services which is calculated according to a predetermined commission rate that varies on a case-by-case basis and usually ranges from less than 1% to up to 20% of the value of securities being placed or underwritten.

Competition

In 2017, there were approximately 1,247 Type 1 financial institutions that provide placing and underwriting services in Hong Kong. In 2021, the number of Type 1 financial institutions increased to 1,487, respectively, with a CAGR of about 4.5% since 2017. The placing and underwriting services market in Hong Kong is consolidated and dominated by the top market players who provide a wide range of investment banking services in addition to placing and underwriting services.

Asset Management Services

Asset management refers to the investment advisory and management of investment funds and securities by holding the licenses to carry on Type 4 (advising on securities) and Type 9 (asset management) regulated activities. Major market players engaging in the asset management business in Hong Kong comprise licensed corporations (such as securities firms or asset management companies licensed by the HKSFC), registered institutions (such as banks or deposit-taking companies engaging in the asset management business), and insurance companies. Investment funds manage assets of various asset classes (shares, bonds and derivatives) and other assets (e.g. real estate) in order to meet specified investment objectives for the benefit of the investors. Some investors may also authorise asset managers to manage the dealing and investments of securities in their securities trading account(s), and this is commonly referred to as discretionary account management. The mainstream of revenue of licensed asset managers is the management fee, which is paid to the asset manager on an ongoing basis and is deducted from the net asset value of managed funds.

Competition

We face keen competition from different asset management firms, including 2,039 licensed corporations, 36 registered institutions and 4,962 responsible/approved officers for Type 9 (asset management) regulated activity as at the end of June 30, 2022, according to the statistics of the HKSFC. The number of licensed corporations licensed to carry on Type 9 (asset management) regulated activity grew by approximately 7.6% to 1,979 corporations as of December 31, 2021 from 1,477 as of December 31 2017, surpassing the number of licensed corporations licensed for all other types of regulated activity. The number of responsible/approved officers licensed to carry on Type 9 (asset management) regulated activity also grew by approximately 7.9% to 4,855 as of December 31, 2021 from 3,576 as of December 31, 2017.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•        A proven and experienced management team consisting of industry veterans;

•        Established and strong relationship with our clients and stable client base; and

•        Synergies among our different lines of services that generate diversified and stable sources of revenue.

Growth Strategies

Our business model and competitive strengths provide us with multiple avenues for growth. We intend to execute the following key strategies:

•        Strengthening our placing and underwriting services;

•        Expanding our securities dealing and brokerage market presence in relation to the United States exchanges;

•        Developing our securities margin financing services;

•        Enhancing and developing our asset management business; and

•        Enhancing our IT systems.

Corporate History and Structure

Garden Stage Limited was incorporated on on August 11, 2022 in the Cayman Islands. Pursuant to the Reorganization, Garden Stage Limited will become the holding company of 17 Uno Limited (“17 Uno BVI”) and I Win Holdings Limited (“I Win Holdings HK”), and its Operating Subsidiaries, I Win Securities Limited (“I Win Securities”) and I Win Asset Management Limited (“I Win Asset Management”), which are incorporated and located in Hong Kong.

On November 10, 2016, we established I Win Securities as a company with limited liability under the laws of Hong Kong and commenced our securities brokerage and underwriting and placing business. I Win Securities was licensed by the HKSFC to undertake Type 1 (dealing in securities) regulated activity on July 19, 2017. To expand our services into asset management services, on March 25, 2020, we established I Win Asset Management as a company with limited liability under the laws of Hong Kong. I Win Asset Management obtained the relevant HKSFC licenses to undertake Type 4 (advising on securities) and Type 9 (asset management) regulated activities on January 25, 2021. On March 25, 2020, I Win Holdings HK was incorporated under the laws of Hong Kong as the holding company of I Win Securities and I Win Asset Management. On June 6, 2022, HKSFC approved I Win Holdings HK to be the substantial shareholder of I Win Securities and I Win Asset Management. On June 24, 2022, I Win Holdings HK acquired 100% of the equity interest of I Win Securities and I Win Asset Management and has become their holding company.

The Reorganization

As part of the Reorganization, on August 11, 2022, we formed Garden Stage Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, for purposes of effectuating this Offering. Subsequently, a wholly-owned British Virgin Islands subsidiary of Garden Stage, 17 Uno BVI, was then incorporated on August 17, 2022, as the proposed intermediate holding of I Win Holdings HK as part of the Reorganization.

Since I Win Securities and I Win Asset Management are HKSFC-licensed corporations, in accordance with Section 132 of the SFO, prior approval from the HKSFC is required for any company or individual to become a substantial shareholder of an HKSFC-licensed corporation. On September 2, 2022, we submitted the New Substantial Shareholder Application to the HKSFC, in which 17 Uno BVI, Garden Stage, and Oriental Moon Tree are to become the substantial shareholders of I Win Securities and I Win Asset Management. We have received the approval from the HKSFC on January 26, 2023.

With the approval being obtained from the HKSFC, we will effect the Reorganization on April 1, 2023. Pursuant to the Reorganization, Garden Stage will acquire, through 17 Uno BVI, all of the issued equity interests (1,000 ordinary shares) of I Win Holdings HK, from the existing shareholders of I Win Holdings HK, namely Courageous Wealth Limited, Lobster Financial Holdings Limited, Capital Hero Global Limited, Smark Holding Limited, and Gulu Gulu Limited, in cash consideration of HK$1,000 in aggregate. Upon completion of the Reorganization, I Win Securities and I Win Asset Management, the Operating Subsidiaries, will become the indirect wholly-owned subsidiaries of Garden Stage through 17 Uno BVI and I Win Holding HK.

Furthermore, as part of the Reorganization, Garden Stage will allot 5% of its Ordinary Shares each to State Wisdom Holdings Limited and Bliss Tone Limited, respectively, in accordance with Investment Agreements entered between I Win Holdings HK and State Wisdom Holdings Limited and Bliss Tone Limited, both on July 22, 2022, and the Supplemental Investment Agreements entered between I Win Holdings HK and State Wisdom Holdings Limited and Bliss Tone Limited, both on November 22, 2022.

In this prospectus, we refer to all of these events as the “Reorganization”.

Corporate Structure

The following diagram illustrates our corporate structure prior to the consummation of the Reorganization.

Yee Lin Rita, FUNG
Wai Kuen, WONG
Yun, ZHU
Kam Yan Karen, LAU
Hin Lun, WU
Wing Lim, HO
75%
25%
100%
100%
100%
100%
Smark Holding Limited (BVI)
Lobster Financial Holdings Limited (BVI)
Courageous Wealth Limited (BVI)
Capital Hero Global Limited (BVI)
Gulu Gulu Limited (BVI)
8%
33%
41%
14%
4%
Oriental Moon Tree Limited (BVI)
100%
Garden Stage Limited (Cayman Islands)
100%
17 Uno Limited (BVI)
Pending Reorganization
I Win Holdings Limited (Hong Kong)
100%
100%
I Win Securities Limited (Hong Kong)
I Win Asset Management Limited (Hong Kong)

The following diagram illustrates our corporate structure following the Reorganization but immediately prior to the consummation of this offering.

Our Subsidiaries and Business Functions

17 Uno BVI was incorporated under the laws of British Virgin Island as the intermediate holding company of I Win Holdings HK on August 17, 2022 as part of the reorganization.

I Win Holdings HK was incorporated under the laws of Hong Kong as the holding company of I Win Asset Management and I Win Securities on March 25, 2020.

I Win Securities was established in accordance with laws and regulations of Hong Kong on November 10, 2016. I Win Securities is a limited liability corporation licensed with HKSFC to undertake Type 1 (dealing in securities) regulated activity, with a registered capital of HK$ 15,000,000 (approximately US$1.9 million).

I Win Asset Management was established in accordance with laws and regulations of Hong Kong on March 25, 2020. I Win Asset Management is a limited liability corporation licensed with the HKSFC to undertake Type 4 (advising on securities) and Type 9 (asset management) regulated activities, with a registered capital of HK$ 900,000 (approximately US$0.1 million).

Holding Company Structure

Garden Stage Limited is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Hong Kong through our Operating Subsidiaries in Hong Kong. The Ordinary Shares offered in this offering are shares of the Cayman Islands holding company, instead of shares of our Operating Subsidiaries in Hong Kong. Investors in our Ordinary Shares should be aware that they may never directly hold equity interests in our subsidiaries in Hong Kong.

As a result of our corporate structure, our ability to pay dividends to our shareholders depends upon dividends paid by our Hong Kong subsidiaries through our BVI subsidiary. If our existing Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash to and from Our Subsidiaries

Upon completion of the Reorganization, for Garden Stage Limited to transfer cash to its subsidiaries, Garden Stage is permitted under the laws of the Cayman Islands to provide funding to its subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. According to the BVI Business Companies Act 2004 (as revised), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, such company’s assets do not exceed its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus.

Our Cayman Islands holding company, Garden Stage Limited, has never declared or made any dividend or other distribution to its shareholders, including U.S. investors. The following describes the dividends and distributions made by our subsidiaries for years ended March 31, 2022 and 2021, and the six months period ended September 30, 2022: on December 24, 2020, I Win Securities declared an interim cash dividend of HK$ 300,000 (approximately US$0.039 million) to its shareholders, Smark Holding Limited and Lobster Financial Holdings Limited; on January 15, 2021, I Win Securities declared an interim cash dividend of HK$ 600,000 (approximately US$0.077 million) to its shareholders, Smark Holding Limited and Lobster Financial Holdings Limited.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the Mainland China do not currently have any material impact on the transfer of cash from Garden Stage Limited to our subsidiaries or from our subsidiaries to Garden Stage Limited. There are no restrictions on foreign exchange and there are no limitations on the abilities of Garden Stage Limited to transfer cash to or from our subsidiaries or to investors under Hong Kong Law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Garden Stage Limited and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from our subsidiaries to Garden Stage Limited and U.S. investors and amounts owed.

For Garden Stage to make dividends to its shareholders, subject to the Companies Act (as revised) of the Cayman Islands, which we refer to as the Companies Act below, and our Amended and Restated Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders from time to time out of the profits from the Company, realized or unrealized, or out of the share premium account, provided that the Company will remain solvent, meaning the Company is able to pay its debts as they come due in the ordinary course of business.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments, in our Amended and Restated Memorandum and Articles of Association and in the Companies Act. See “Dividend Policy” on page 60 and “Risk Factors — Risks Relating to our Corporate Structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 30 for more information.

Risk Factors Summary

Investing in our Ordinary Shares involves a high degree of risk. Below is a summary of material factors that make an investment in our Ordinary Shares speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information under the heading “Risk Factors” on page 24 of this prospectus for additional discussion of the risks summarized in this risk factor summary as well as other risks that we face. These risks include, but are not limited to, the following:

Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate

•        All of our operations are in Hong Kong. The laws and regulations of Mainland China are not directly applicable to Hong Kong, being a Special Administrative Region, which is constitutionally autonomous from Mainland China. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is a significant change to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong may face similar regulatory risks as those operated in Mainland China, including its ability to offer securities to investors, list their securities on the U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of the Chinese government’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. The Chinese government may intervene or influence the operations of our Operating Subsidiaries at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in the operations and/or the value of the securities we are registering for sale, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate — All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain” on page 24.

•        Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little or no advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may become subject to a variety of PRC laws and other obligations regarding the data security and the Draft Overseas Listing Regulations, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and could result in a material change in such operations and/or the value of the securities we are registering for sale. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate — We may become subject to a variety of the PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas by Mainland China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 25.

•        If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 28.

•        The Hong Kong political and legal system embodies risk and uncertainties, including the risk of PRC government altering the “one country, two system” to disallow Hong Kong to function autonomously, the uncertainties arising from the legal system in Mainland China, uncertainties regarding the interpretation and enforcement of the PRC laws, and the possibility of the implementation of the Mainland China law and regulation to Hong Kong, all of which could materially and adversely affect and hinder our business, financial condition and results of operations, the value of our Ordinary Shares, and/or our ability to offer or continue to offer securities to investors. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate — The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering” on page 28; and “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate — There are political risks associated with conducting business in Hong Kong” on page 29.

•        The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries. Furthermore, in response to the enactment of the Hong Kong National Security Law, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and United States ended the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992 and imposed sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, the PRC, and Hong Kong, which could potentially harm our business, and could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate — The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business” on page 28.

•        All potential parties who are to become the substantial shareholder(s) of the HKSFC-licensed subsidiaries, I Win Securities and I Win Asset Management, are required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of Garden Stage, which could deprive the holders of our Ordinary Shares the opportunity to receive a premium for their Ordinary Shares as part of a future sale and may reduce the price of our Ordinary Shares upon the consummation of a future proposed business combination. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate — The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions” on page 29.

Risks Related to Our Corporate Structure

•        Our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. Our public shareholders may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong and Cayman Islands against us or our management named in this prospectus based on Hong Kong and Cayman Islands laws. See “Risk Factors — Risk Related to our Corporate Structure — You

may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the Cayman Islands” on page 32 and “Risk Factors — Risk Related to our Corporate Structure — The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions” on page 31.

•        We rely on dividends to be paid by our Hong Kong Operating Subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. If our Hong Kong subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. See “Risk Factors — Risk Related to our Corporate Structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 30.

•        Following this Offering, Oriental Moon Tree Limited, our Controlling Shareholder, will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. Accordingly, our Controlling Shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” within the meaning of the NASDAQ listing rules, and we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. See “Risk Factors — Risk Related to our Corporate Structure — Our corporate actions will be substantially controlled by our Controlling Shareholder, Oriental Moon Tree Limited, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders” on page 30.

Risks Related to Our Ordinary Shares and this Offering

•        Any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if our auditor and we are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. See “Risk Factors — Risks Related to our Ordinary Shares and this Offering — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 32.

•        There has been no public market for our Ordinary Shares prior to this offering. Assuming our Ordinary Shares begin trading on the Nasdaq Capital Market, our Ordinary Shares may be “thinly-traded,” a broad or active public trading market for our Ordinary Shares may not develop or be sustained, in which case our ordinary shares’ market price and liquidity will be materially and adversely affected. See “Risk Factors — Risks Related to our Ordinary Shares and this Offering — There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all” on page 34.

•        The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to broad market and industry factors which are beyond our control. Please see “Risk Factors — Risks Related to our Ordinary Shares and this Offering — We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares” on page 34 for the list of factors which may cause the volatility of our trading price.

•        Our board of directors has complete discretion as to whether to distribute dividends. You may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. See “Risk Factors — Risks Related to our Ordinary Shares and this Offering — Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment” on page 37.

•        The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market, by (1) our existing shareholder, (2) our underwriters, and (3) exercise of options under our Equity Incentive Plan, could adversely affect the market price of our Ordinary Shares. See “Risk Factors — Risks Related to our Ordinary Shares and this Offering — The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares” on page 37.

•        As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards. See “Risk Factors — Risks Related to our Ordinary Shares and this Offering — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” on page 37 for detailed discussion of this risk factor.

•        There can be no assurance that we will not be a Passive Foreign Investment Company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences. See “Risk Factors — Risks Related to our Ordinary Shares and this Offering — There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences” on page 38 for a detailed discussion of this risk factor.

•        As an “emerging growth company,” the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors. See “Risk Factors — Risks Related to our Ordinary Shares and this Offering — We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors” on page 39.

Risks relating to the Industry in which we Operate

•        Our operations are concentrated in Hong Kong and are highly subject to the performance of the Hong Kong securities and capital market. Any material deterioration in the economic, political, and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect the Hong Kong securities and capital market and thus our business and prospects.

•        See “Risk Factors — Risks relating to the Industry in which we Operate — Our business operations are concentrated in Hong Kong. Unfavorable financial market and economic conditions and material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations” on page 40 of this prospectus.

•        The financial service market in Hong Kong is highly regulated. We are subject to extensive regulatory requirements. Non-compliance with such requirements could cause us to incur fines, restrictions on our activities, or even suspension or revocation of some or all of our licenses for carrying on our operation. See “Risk Factors — Risks relating to the Industry in which we Operate — We are subject to extensive and evolving regulatory requirements, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions” on page 42 of this prospectus; and “Risk Factors — Risks Relating to our Business and Operation — We may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis or at all, which could subject us to liabilities and penalties” on page 50 of this prospectus.

•        The financial services industry in Hong Kong in which we operate is intensely competitive, highly fragmented, and subject to rapid change. There is no assurance that we will be able to maintain our competitive strengths. See “Risk Factors — Risks relating to the Industry in which we Operate — We may not be able to compete successfully in the highly competitive financial service industry in Hong Kong” on page 41 of this prospectus.

Risks Relating to our Business and Operation

•        Our future performance and ability to succeed may be difficult to predict given that our operating history in the financial and securities services industry in Hong Kong is relatively short. See “Risk Factors — Risks Relating to our Business and Operation — We, through our Operating Subsidiaries, have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects” on page 43 of this prospectus.

•        Revenue from our underwriting and placing services is generated on a project-by-project basis and thus our revenue and profitability are highly unpredictable. We are also exposed to financial and business risks in case the securities underwritten by us are undersubscribed or the placing exercise fails to complete. See “Risk Factors — Risks Relating to our Business and Operation — We are subject to market and financial risks arising from our underwriting business if the securities underwritten by us are undersubscribed” on page 44 of this prospectus and, Risk Factors — Risks Relating to our Business and Operation — Revenue from our placing and underwriting business is generated on a project-by- project basis and thus our profitability is highly unpredictable and may be adversely affected if we are unable to secure engagements at levels or on comparable commission rates similar to those during the FY 2022 and 2021 in the future” on page 44 of this prospectus.

•        Our commission income from our securities dealing and brokerage service depends upon the trading volume through us, which is subject to the volatility, market conditions, and the performance of the securities markets, and competition from other securities brokerage firms. See “Risk Factors — Risks Relating to our Business and Operation — Our commission income from our securities dealing and brokerage service may be volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our Ordinary Shares” on page 45 of this prospectus; and “Risk Factors — Risks Relating to our Business and Operation — Other brokerage firms may have a competitive edge over us by offering zero or lower rate of brokerage commission” on page 46 of this prospectus.

•        The success of our business depends on the continued services of our key management, professional personnel, and account executives, the failure to retain and motivate them or to attract suitable replacements may adversely affect our operations. See “Risk Factors — Risks Relating to our Business and Operation — Our businesses depend on key management executives and professional staff, and our business may suffer if we are unable to recruit and retain them” on page 47 of this prospectus; and “Risk Factors — Risks Relating to our Business and Operation — Our business may be affected if we are unable to retain our employees or self-employed AEs who have strong relationships with our clients There is no assurance that the contractual arrangements we have entered with our employees or self-employed AEs are sufficient to protect our business interests” on page 45 of this prospectus.

•        We are subject to the risk of fraud, illegal act, misconduct, or other improper activities committed by our directors, employees, agents, clients or other third parties, which may cause us to suffer significant reputational harm, adversely affect our results of operations, and result in regulatory sanctions, disciplinary actions, and civil and criminal proceeding against us. The precautions and internal control procedures that we take to detect and prevent such activity may not be effective in all cases. See “Risk Factors — Risks Relating to our Business and Operation — Fraud or misconduct by our directors, officers, employees, agents, AEs, clients, or other third parties could harm our reputation and business and may be difficult to detect and deter” on page 50 of this prospectus; and “Risk Factors — Risks Relating to our Business and Operation — We may be subject to litigation, arbitration or other legal proceeding risks” on page 51 of this prospectus.

•        Our business and profitability are subject to customer concentration risk. Such customer concentration risk can be exacerbated due to: a) our reliance on different customers in different periods; b) the fact that the largest customer in each period for six months ended September 30, 2022, the years ended March 31,

2022 and 2021 was a different customer; and c) the customers for our placing and underwriting services engaged us on a project-by-project basis. See “Risk Factors — Risks Relating to our Business and Operation — We rely on a limited number of key customers for our business” on page 53 of this prospectus.

•        We rely heavily on our trading system and/or informational technology infrastructures, especially the BSS, to execute our securities trading orders and handle the instructions and personal information of our clients. Any failure of our trading system or information technology system, or cybersecurity threats to such, may have a material disruption and adverse effect on our business and results of operations. See “Risk Factors — Risks Relating to our Business and Operation — Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our trading system and/or information technology infrastructure and the failure to maintaining relationship with our vendors, which may cause disruptions to our business operation and tarnish our reputation” on page 54 of this prospectus; and “Risk Factors — Risks Relating to our Business and Operation — Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations” on page 55 of this prospectus.

Permission Required From the Hong Kong Authorities

Due to the licensing requirements of the HKSFC, I Win Securities and I Win Asset Management are required to obtain necessary licenses to conduct their business in Hong Kong and their business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC. I Win Securities currently holds a Type 1 license for dealing in securities. I Win Asset Management currently holds a Type 4 license for advising on securities and a Type 9 license for asset management. See “Regulation — Licensing Regime Under the SFO.” These licenses have no expiration date and will remain valid unless they are suspended, revoked, or canceled by the HKSFC. We pay standard governmental annual fees to the HKSFC and are subject to continuing regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, and submission of audited accounts and other required documents, among others. See “Regulation — Licensing Regime Under the SFO.”

Neither we nor any of our subsidiaries are required to obtain any permission or approval from Hong Kong authorities to offer the securities of Garden Stage to foreign investors.

Holding Foreign Companies Accountable Act (the “HFCAA”)

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor prior to December 15, 2022, Friedman LLP (“Friedman”), had been inspected by the PCAOB on a regular basis in the audit period, and our new auditor, Marcum Asia CPAs LLP (“Marcum Asia”), has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Neither Friedman nor Marcum Asia is subject to the Determination Report announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 32.

Recent Regulatory Development in the PRC

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is a significant change to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong may face similar regulatory risks as those operated in Mainland China, including their ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, and conduct their business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in China can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like ourselves.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which, among other things, requires the relevant governmental authorities to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information, and to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” or “PIPL”, which became effective on November 1, 2021. The PIPL stipulates the rules for cross-border provision of personal information and applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (collectively to be referred as the “Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a Mainland China domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which will come into effect on March 31, 2023. The Trial Administrative Measures further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas shall complete the filing procedures of and submit the relevant information to CSRC, failing which we may be fined between RMB 1 million and RMB 10 million.

Garden Stage is a holding company incorporated in the Cayman Islands with operating entities solely based in Hong Kong, and it does not have any subsidiary or VIE in Mainland China or intend to acquire any equity interest in any domestic companies within Mainland China, nor is it controlled by any companies or individuals of Mainland China. Further, we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong who are not mainland China citizens and all of our revenues and profits are generated by our subsidiaries in Hong Kong. Meanwhile, our Operating Subsidiaries may collect and store certain data (including certain personal information) from our customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering).

As advised by Guangdong Wesley Law Firm, our counsel with respect to PRC legal matters, the Measures for Cybersecurity Review (2021), PRC Data Security Law, the PIPL, the Draft Overseas Listing Regulations and the Trial Administrative Measures currently does not have an impact on our business, operations or this offering, nor do we or our Hong Kong subsidiaries are covered by permission requirements from the CAC that is required to approve our Hong Kong subsidiaries’ operations and our Offering, as our Hong Kong subsidiaries will not be deemed to be an “Operator” or a “data processor” that required to file for cybersecurity review before listing in the United States. Because: (i) our Hong Kong subsidiaries were incorporated in Hong Kong and operate only in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures for Cybersecurity Review (2021), the PIPL, the Draft Overseas Listing Regulations and the Trial Administrative Measures do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our Operating Subsidiaries have in aggregate collected and stored personal information of approximately 957 Mainland China individuals (approximately 46.21% of our total customers), far less than one million users; (iii) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong, and we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) as of the date of this prospectus, neither of our Operating Subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a CSRC review, nor received any inquiry, notice, warning, or sanction in such respect initiated by the CAC or related governmental regulatory authorities; and (v) data processed in our business should not have a bearing on national security nor affect or may affect national security, and we have not been notified by any authorities of being classified as an Operator. Moreover, as advised by Guangdong Wesley Law Firm, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

Therefore, based on the PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, as advised by Guangdong Wesley Law Firm, as we are based in Hong Kong without Mainland China operation or subsidiaries, and the Trial Measures have not come into effect as of the date of this prospectus, neither we, nor our Operating Subsidiaries in Hong Kong are currently required to obtain any permission or approval from the Mainland China authorities, including the CSRC and CAC, to operate our business or to offer the securities being registered to foreign investors. As of the date of this prospectus, neither we nor our Operating Subsidiaries have ever applied for any such permission or approval.

However, as further advised by Guangdong Wesley Law Firm, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of relevant Mainland China cybersecurity laws and other regulations. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Administrative Measures become applicable to us or our Operating Subsidiaries in Hong Kong, if any of our Operating Subsidiaries is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to the Operating Subsidiaries in Hong Kong, the business operation of the Operating Subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. While, we do not believe we are covered by the permission requirements from CSRC or CAC, investors of our company and our business may face potential uncertainty from actions taken by the PRC government affecting our business. If the applicable laws, regulations, or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Moreover, if there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. See Risk Factors — Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate — “If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” On page 28, and “We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” On page 25.

Implications of Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a Controlled Company

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date.

Public companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Stock Market (NASDAQ), must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the completion of this offering, our Controlling Shareholder, Oriental Moon Tree Limited, will own [   ]% of our total issued and outstanding Ordinary Shares, representing [    ]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or [    ]% of our total issued and outstanding Ordinary Shares, representing [    ]% of the total voting power, assuming that the over-allotment option is exercised in full. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rule 5615(c) because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors.

As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Although we do not intend to rely on the controlled company exemptions under the NASDAQ listing standards even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Capital Market.

Impact of the COVID-19

Since early 2020, the ongoing COVID-19 pandemic has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong (where we operate in), and in China (where certain portion of the client and potential client locate). The COVID-19 pandemic outbreak in Hong Kong in early 2020 and early 2022 resulted in temporary pandemic-related lockdowns. These two outbreaks of COVID-19 domestically in Hong Kong caused companies such as ours, as well as our professional parties partners and clients, to implement temporary adjustments to work schedules and travel plans and to implement alternative work arrangements for some of our or their employee to work from home and collaborate remotely. As a result, we have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Since April 2022, in light of the reduced severity of the COVID-19 pandemic in Hong Kong, our alternative work arrangement was largely abolished. Nonetheless, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

As of the date of the prospectus, most countries around the globe have abolished the measures to contain COVID-19 pandemic and “back to normal”, and the Hong Kong government has abolished its entry restrictions and significantly lessened the Covid-19 control measures. Furthermore, the PRC government has significantly lessened its travel restrictions and abolished the quarantine requirements for international arrivals to Mainland China from January 8, 2023. However, before their abolishment, the aforesaid travel restrictions, quarantine and social control measures in Hong Kong and Mainland China had severely hindered our client development efforts in Hong Kong and the Mainland China, and our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from traveling to Hong Kong.

Furthermore, our results of operations have been affected by the COVID-19 outbreak. We have witnessed huge market fluctuations in the global capital and financial markets since 2020. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the deterioration of the economic condition of Mainland China due to the continuous COVID-19 control measures, the significant market volatility and declines in general economic activities in Hong Kong and globally, have severely dampened the confidence of our client in the global and Hong Kong’s financial markets and its willingness to conduct fundraising activities in Hong Kong Stock Exchanges, or trade in the secondary market. The pandemic, government measures in response to the pandemic, and the global economic deterioration, could result in an economic downturn in Hong Kong and countries where our clients and potential client locates and in the foreseeable future. Such a downturn in global and Hong Kong’s economy and financial market may lead to a decline in our consumers’ demands for our services, which could adversely affect our business and, in turn, negatively impact our business and results of operations. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the generally negative impact of the COVID-19 outbreak on the capital market markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to monitor the situation throughout 2023 and beyond closely.

Impact of Russia’s Invasion of Ukraine and Related Supply Chain Issues

Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of the military action, resulting sanctions and resulting future market disruptions, including volatilities in stock markets, disruption to global supply chain and worsening of global inflation, are impossible to predict, but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may have significant collateral impact on global economy and our business model and revenue stream. Nevertheless, as of the date of this document, since (i) we principally operate in Hong Kong and do not have business presence in Russia and Ukraine; and (ii) our industry has been less dependent on oil, natural resources or global supply chain which have been disrupted significantly by Russia’s invasion of Ukraine, there is no material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine.

Corporate Information

Our principal executive office is located at Room 201, 2/F, China Insurance Group Building, 141 Des Voeux Road Central, Central, Hong Kong. Our telephone number at this address is +852 2688 6333. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://www.iwinsec.com. The information contained on our website is not a part of this prospectus.

THE OFFERING

Issuer:	Garden Stage Limited
Selling Shareholder:	Oriental Moon Tree Limited
Securities being Offered by Us:	[ ] Ordinary Shares par value of US$0.0001 per ordinary share
Securities being Offered by the Selling Shareholder:	[ ] Ordinary Shares par value of US$0.0001 per ordinary share
Ordinary Shares Outstanding Prior to Completion of this Offering:	[ ] Ordinary Shares
Ordinary Shares Outstanding Immediately after this Offering:	[ ] Ordinary Shares
Assumed Initial Public Offering Price per Share:	[ ], the midpoint of the price range provided on the cover page of this prospectus.
So Gross Proceeds to Us Before Expenses:	[ ]
Over-allotment Option:

We have granted the underwriters an option for a period of 45 days from the closing of this offering to purchase up to 15% of the total number of Ordinary Shares to be offered by us pursuant to this offering, solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts.

Lock-up:

We, our directors, executive officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares, except for the Selling Shareholder as identified herein, will enter into a lock-up agreement with the Underwriters not to sell, transfer or dispose of any Ordinary Shares for a period of six months from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

Listing:	We plan to list our Ordinary Shares on the Nasdaq Capital Market
Proposed Nasdaq Capital Market Symbol:	[ ]
Transfer Agent:	[ ]
Risk Factors:	See “Risk Factors” beginning on page 24 for a discussion of risks you should carefully consider before investing in our Ordinary Shares.
Use of Proceeds:

We estimate that the net proceeds to us from this offering will be approximately US$ [    ] or approximately US$ [    ] if the underwriters exercise their over-allotment option to purchase additional Ordinary Shares in full, assuming an offering price of US$        per share, after deducting underwriting discounts and estimated offering expenses payable by us, including cash expenses payable to the underwriters for their reasonable out-of-pocket expenses.

We intend to use the net proceeds of this offering primarily for expanding our underwriting and placing services, commencing our securities margin financing services, enhancing our IT infrastructure and capacity, expanding our asset management service, expanding our securities dealing and brokerage services coverage in the U.S. exchanges, and general corporate purposes, including working capital. See “Use of Proceeds” on page 59 for additional information.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment.

Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

Our Operating Subsidiaries are located and operate their business in Hong Kong, a special administrative region of the PRC. Although a portion of our customers are individuals from Mainland China or companies that have shareholders and directors that are individuals from Mainland China, our Operating Subsidiaries does not have operations in Mainland China or is not regulated by any regulator in Mainland China. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiaries in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons. In the event that we or our Hong Kong Operating Subsidiaries were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong.

The PRC China laws and regulations are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention;

•        cause devaluation of our securities or delisting; and,

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We have no operations in Mainland China. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this prospectus, as our Operating Subsidiaries are located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiaries in Hong Kong. The PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to the outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law (PIPL)”, which became effective on November 1, 2021. The PIPL stipulates the rules for cross-border provision of personal information and applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (collectively to be referred as the “Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where a company whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which will come into effect on March 31, 2023. The Trial Administrative Measures further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas shall complete the filing procedures of and submit the relevant information to CSRC, failing which we may be fined between RMB 1 million and RMB 10 million. On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Our Operating Subsidiaries may collect and store certain data (including certain personal information) from our clients, who may be Mainland China individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). As advised by Guangdong Wesley Law Firm, our counsel with respect to PRC legal matters, the Measures for Cybersecurity Review (2021), PRC Data Security Law, the PIPL, and the Draft Overseas Listing Regulations currently does not have an impact on our business, operations or this offering, nor do we or our Hong Kong subsidiaries are covered by permission requirements from the CAC that is required to approve our Hong Kong subsidiaries’ operations and our Offering, as our Hong Kong subsidiaries will not be deemed to be an “Operator” or a “data processor” that required to file for cybersecurity review before listing in the United States. Because: (i) our Hong Kong subsidiaries were incorporated in Hong Kong and operate only in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures for Cybersecurity Review (2021), the PIPL and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our Operating Subsidiaries have in aggregate collected and stored personal information of approximately 957 Mainland China individuals (approximately 46.21% of our total customers), far less than one million users; (iii) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong, and we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) as of the date of this prospectus, neither of our Operating Subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a CSRC review, nor received any inquiry, notice, warning, or sanction in such respect initiated by the CAC or related governmental regulatory authorities; and (v) data processed in our business should not have a bearing on national security nor affect or may affect national security, and we have not been notified by any authorities of being classified as an Operator. Moreover, as advised by Guangdong Wesley Law Firm, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, based on the PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, as advised by Guangdong Wesley Law Firm, neither we, nor our Operating Subsidiaries in Hong Kong are currently required to obtain any permission or approval from the Mainland China authorities, including the CSRC and CAC, to operate our business or to offer the securities being registered to foreign investors. As of the date of this prospectus, neither we nor our Operating Subsidiaries have ever applied for any such permission or approval.

However, as further advised by Guangdong Wesley Law Firm, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of Draft Overseas Listing Regulations, Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries and the listing of our Ordinary Shares on the U.S. or other foreign exchanges.

If the PIPL becomes applicable to the companies headquartered in Hong Kong, our business, or the operation of our Operating Subsidiaries, there can be no assurance that the we or the Operating Subsidiaries will be able to comply with the PIPL. The Operating Subsidiaries’ current practice of collecting and processing personal information may be required to be rectified or terminated by regulatory authorities. Failure to comply with any applicable requirements may subject the our to fines and other penalties which may have a material adverse effect on its business, operations, and financial condition. Furthermore, if the Trial Administrative Measures become applicable to our Operating Subsidiaries in Hong Kong, if any of our Operating Subsidiaries is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PIPL become applicable to our Operating Subsidiaries in Hong Kong, the business operation of our Operating Subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future.

Additionally, as we are based in Hong Kong without Mainland China operation and subsidiaries, and the Trial Measures have not come into effect as of the date of this prospectus, under the currently effective PRC laws and regulations, we are not required to seek approval from the CSRC, or any other PRC governmental authorities for our overseas listing plan, nor have we received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities as of the date of this prospectus. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by CSRC on December 24, 2021 also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system. However, if the PRC government attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiaries’ business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

There are political risks associated with conducting business in Hong Kong.

All of our operations are in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions.

Section 132 of Securities and Futures Ordinance (Cap. 157 of the laws of Hong Kong) (the “SFO”) requires prior approval from the HKSFC for any company or individual to become a substantial shareholder of a HKSFC-licensed corporation in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in, or is entitled to control the exercise of, the voting power of more than 10% of the total number of issued shares of the licensed corporation, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. Further, all potential parties who will be the new substantial shareholder(s) of the HKSFC-licensed subsidiaries, which are I Win Securities and I Win Asset Management, are required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of Garden Stage, which could deprive the holders of our Ordinary Shares the opportunity to receive a premium for their Ordinary Shares as part of a future sale and may reduce the price of our Ordinary Shares upon the consummation of a future proposed business combination.

Risk Relating to our Corporate Structure

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (as revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Garden Stage Limited is a holding company and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of the Operating Subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. See “Dividend Policy” for more information.

According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, such company’s assets do not exceed its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our corporate actions will be substantially controlled by our Controlling Shareholder, Oriental Moon Tree Limited, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Immediately following this offering, Oriental Moon Tree Limited, our Controlling Shareholder, will beneficially own [    ]% of our total issued and outstanding Ordinary Shares, representing [    ]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or [    ]% of our total issued and outstanding Ordinary

Shares, representing [•]% of the total voting power, assuming that the over-allotment option is exercised in full. Accordingly, Oriental Moon Tree Limited will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. The board of directors of Oriental Moon Tree Limited is fully constituted of Mr. Wai Lok Raymond, FONG, Mr. Ngan Sammy, SHUM, and Mr. Sze Ho, CHAN, who are also the directors of Garden Stage. Mr. Fong, Mr. Shum and Mr. Chan, by acting together, they will be able to control the management and affairs of Garden Stage through Oriental Moon Tree Limited.

The interests of our Controlling Shareholder may differ from the interests of our other shareholders. The concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Ordinary Shares in this offering. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders and Selling Shareholder.”

Under the NASDAQ listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees must be selected or recommended solely by independent directors; and

•        the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the NASDAQ listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, all of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Travers Thorp Alberga, our counsel as to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. Travers Thorp Alberga has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Stevenson, Wong & Co., our counsel with respect to Hong Kong law, has advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the amended and restated memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow the Cayman Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law”.

Risks Relating to our Ordinary Shares and this Offering

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor prior to December 15, 2022, Friedman LLP (“Friedman”), had been inspected by the PCAOB on a regular basis in the audit period, and our new auditor, Marcum Asia CPAs LLP (“Marcum Asia”), has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Neither Friedman nor Marcum Asia is subject to the Determination Report announced by the PCAOB on December 16, 2021. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in Hong Kong and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary share could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our Ordinary Shares. Although we have applied to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid public market for our Ordinary Shares will develop. If an active public market for our Ordinary Shares does not develop following the completion of this offering, the market price of our Ordinary Shares may decline and the liquidity of our Ordinary Shares may decrease significantly.

The initial public offering price for our Ordinary Shares will be determined by negotiation between us, the Underwriters and the Selling Shareholder and may vary from the market price of our Ordinary Shares following our initial public offering. We cannot assure you that the price at which the Ordinary Shares are traded after this offering will not decline below the initial public offering price. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares due to insufficient or a lack of market liquidity of our Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading prices of our Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S.–listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

•        regulatory developments affecting us or our industry;

•        variations in our revenues, profit, and cash flow;

•        the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

•        changes in the economic performance or market valuations of other financial services firms; political, social and economic conditions in Mainland China and Hong Kong;

•        actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

•        changes in financial estimates by securities research analysts;

•        detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

•        announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

•        sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Ordinary Shares begin trading on the Nasdaq Capital Market, our Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under the Rule 144.

Our pre-IPO shareholders, may be able to sell their Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering. Under rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the ordinary shares to be sold pursuant to Rule 144 during the pendency of this offering.

If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our Ordinary Shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per Ordinary Share. As a result, investors purchasing Ordinary Shares in this offering will incur immediate dilution. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution.”

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Ordinary Shares;

•        reduced liquidity for our Ordinary Shares;

•        a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements.

There will be [•] Ordinary Shares outstanding immediately after this offering, or [•] Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full. In connection with this offering, we, our officers, directors, and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed not to sell any of our Ordinary Shares or are otherwise subject to similar lockup restrictions for 6 months after the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Underwriting” for a more detailed description of the restrictions on selling our securities after this offering.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. See “Dividend Policy” section for more information.

Exercise of options granted under the Equity Incentive Plan or issue of awarded shares under the Equity Incentive Plan may result in dilution to our Shareholders.

Prior to the closing of this offering, we intend to adopt the Equity Incentive Plan. We do not plan to grant any options under the Equity Incentive Plan prior to the completion of this offering. Following the issuance of new Ordinary Shares upon exercise of any options that may be granted under the Equity Incentive Plan, there will be an increase in the number of issued Ordinary Shares. As such, there may be a dilution or reduction of shareholding of existing Shareholders which results in a dilution or reduction of our earnings per Ordinary Share and net asset value per

Ordinary Share. In addition, the fair value of options to be granted to eligible participants under the Equity Incentive Plan will be charged to our consolidated statements of profit or loss and other comprehensive income over the vesting periods of the options. Fair value of the options shall be determined on the date of granting of the options. Accordingly, our financial results and profitability may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a Cayman Islands company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and (taking into account the expected proceeds from this offering) the value of the assets held by our strategic investment business, the expected proceeds from this offering as well as projections as to the market price of our Ordinary Shares immediately following the completion of this offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares. For more information see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules”.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the New York Stock Exchange detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this offering.

Risks relating to the Industry in which we Operate

Our business operations are concentrated in Hong Kong. Unfavorable financial market and economic conditions and material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations.

Our business operations were carried out in Hong Kong. The results of operations and prospects are highly susceptible to any development of change in government policies, as well as economic, social, political and legal development in Hong Kong. Events with adverse impact on investors’ confidence and risk appetites, such as riots or mass civil disobedience movements and general deterioration of local economy, may lead to a reduction in investment or trading activities and in turn our business performance. Any change in the local economic, social and political environment, which is beyond our control, may lead to prolonged period of sluggish market activities which would in turn have material adverse impact on our business. Economic conditions in Hong Kong are also highly sensitive to conditions in the financial markets, capital market, and economic conditions in Mainland China and elsewhere in the world. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Financial markets and economic conditions could be negatively impacted by many factors, both economically and politically, beyond our control, such as inability to access capital markets, control of foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in allocation of resources, inability to meet financial commitments in a timely manner, terrorism, pandemics such as the Covid-19 pandemic, political uncertainty, the ongoing Russo — Ukraine war and its results, the outcome of the Sino — US trade dispute, civil unrest, fiscal or other economic policy of Hong Kong or other governments, and the timing and nature of any regulatory reform.

The current heightened tensions in international economic relations, such as the one between the United States and China, may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. The U.S. government has imposed and has continued to propose to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Unfavorable financial market and economic conditions in Hong Kong, Mainland China, and elsewhere in the world, and the escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, could negatively affect our clients’ business and materially reduce demand for our services and increase price competition among financial services firms seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, the economy of Mainland China differs from the economies of most developed countries in a number of aspects, such as the extent of government intervention, growth rate and control of foreign exchange. Adverse changes in the economic and other policies of the PRC government could have a material and adverse effect on our business, financial position and operations. In particular, the PRC government exerts substantial control over the growth of the domestic economy by means of, among others, resource allocation as well as setting policy on foreign exchange. There is no assurance that China will not implement reforms or policies which may drastically (i) restrict Mainland China investors from investing abroad and in Hong Kong; and/or (ii) restrict Mainland China companies and businesses to access the financial market in Hong Kong. Such reforms or policies may potentially affect the attractiveness of Hong Kong as an alternative venue for Mainland investors to trade securities or Mainland China business to conduct fund-raising exercise, or otherwise diminish the securities and financial market of Hong Kong, given the substantial reliance of Hong Kong financial and securities market on the business and companies based in Mainland China. A portion of our revenue is derived from clients who reside in Mainland China. Any policies which reduce the willingness of our Mainland China clients to trade securities through us or restrict the Mainland China businesses for fund raising or securities offering in Hong Kong, will adversely affect our business and results of operations. Furthermore, if PRC government implements market-oriented reforms involving unprecedented or experimental revision of its economic reform measures, there is no guarantee that adjustments to its policies will not negatively affect our operations and business development.

Lastly, the outbreak of war in Ukraine has already affected global economic and financial markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military action in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We continuously monitor the situation in Ukraine, however, we cannot predict the progress or outcome of the situation, and it is difficult to assess any potential future impact at this time, as the conflict and governmental reactions are rapidly developing and beyond our control. Prolonged unrest intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

We may not be able to compete successfully in the highly competitive financial service industry in Hong Kong.

The financial services industry in Hong Kong in which we operate is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. As of June 30, 2022, there were 703 trading right holders registered in the Hong Kong Exchanges and Clearing Limited, which comprised 604 trading Exchange Participants, 85 non-trading Exchange Participants and 14 non-exchange participants. On the other hand, there were 1,509, 1,838 and 2,039 corporations licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the HKSFO, respectively according to market and industry statistics published on the HKSFC’s website. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, larger client base, wider range of value-adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Some firms may also have resources to expand their operational scale, market share as well as geographical coverage through undertaking mergers and acquisitions.

There is no assurance that we will be able to maintain our competitive strengths even if we are able to respond rapidly to the changing business environment and/or capture new market opportunities. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Our inability to remain competitive could lead to a reduction in our market share (as our clients are not bound to use our services and can freely switch to other service providers and/or decrease their use of our services), and any further intensification of competition in terms of pricing may lead to reduced profit margins. As a result, our operating performance, financial results and prospects may be materially and adversely affected.

We are subject to extensive and evolving regulatory requirements, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions.

The Hong Kong financial market in which we primarily operate is highly regulated. Our business operations are subject to applicable laws, regulations, guidelines, circulars, and other regulatory guidance, and many aspects of our businesses depend on obtaining and maintaining approvals, licenses, permits, or qualifications from the relevant regulators. Serious non-compliance with regulatory requirements could result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations, or prohibitions on our future business activities or, if significant, suspension or revocation of our licenses. Failure to comply with these regulatory requirements could limit the scope of businesses in which we are permitted to engage. Furthermore, additional regulatory approvals, licenses, permits, or qualifications may be required by relevant regulators in the future, and some of our current approvals, licenses, permits, or qualifications are subject to periodic renewal. Although we have not been found by any relevant regulators to be in material non-compliance with any regulatory requirements since we commenced our businesses, any such finding or other negative outcome may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations, and prospects.

Our Operating Subsidiaries, I Win Securities Limited, and I Win Asset Management Limited, are HKSFC-licensed companies subject to various requirements, such as remaining fit and proper at all times, minimum liquid and paid-up capital requirements, notification requirements, submission of audited accounts, submission of financial resources returns and annual returns, continuous professional training, under the SFO of Hong Kong and its subsidiary legislation and the codes and the guidelines issued by the HKSFC from time to time. If any of these HKSFC licensed companies fails to meet the regulatory capital requirements in Hong Kong, the local regulatory authorities may impose penalties on us or limit the scope of our business, which could, in turn, have a material adverse effect on our financial condition and results of operations. Moreover, the relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase in the relevant capital requirements or stricter enforcement or interpretation of the same may adversely affect our business activities. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us, our Responsible Officers, Licensed Representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our Group. For instance, conditions may be imposed on our licenses restricting us from carrying on our business, or our Responsible Officers or Licensed Representatives may be banned from the industry for a specific period of time. Accordingly, our business operation, reputation, financial condition and results of operations might be materially and adversely affected.

Further, the HKSFC may amend, supplement and/or modify the requirements on licensed corporations as it considers necessary for the proper regulation of the Hong Kong securities and futures market. Any such change or tightening of regulations and/or requirements on licensed corporations (which may involve an amendment to applicable laws, regulations and guidelines) may (i) require us to incur additional costs for compliance; and (ii) potentially affect our ability to carry on our existing regulated activities.

From time to time, I Win Securities Limited and I Win Asset Management Limited may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities or government agencies in Hong Kong or other jurisdictions, including the HKSFC, relating to its own activities or activities of third parties such as its clients. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We, our directors, or our employees, may be subject to such regulatory inquiries and investigations from time to time, regardless of whether we are the target of such regulatory inquiries and investigations. If any misconduct is identified as a result of inquiries, reviews or investigations, the HKSFC may take disciplinary actions that would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors, or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors, or other officers may have a material and adverse impact on our business operations and financial results. In addition, we are subject to statutory secrecy obligations under the SFO of Hong Kong whereby we may not be permitted to disclose details on any HKSFC inquiries, reviews or investigations without the consent of the HKSFC. For further details, see “Regulation — Disciplinary Power of the HKSFC”.

Risks Relating to our Business and Operation

We, through our Operating Subsidiaries, have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

We, through our Operating Subsidiaries, have a relatively short operating history compared to some of our established competitors. We started to provide our underwriting and placing services in July 2017, securities dealing and brokerage services in July 2017, and asset management service in January 2021. Our future revenues and cash flows may fluctuate significantly given our short operating history, rendering it difficult to predict our results of operations and prospects.

There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the offering, to expand operations beyond our current level. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

•        build a well-recognized I Win brand;

•        maintain and expand our client base;

•        maintain and enhance our relationships with our partners;

•        attract, retain, and motivate employees and AEs;

•        anticipate and adapt to changing market conditions and a competitive landscape;

•        manage our future growth;

•        ensure that the performance of our products and services meets client expectations;

•        maintain or improve our operational efficiency;

•        navigate a complex and evolving regulatory environment;

•        defend ourselves in any legal or regulatory actions against us;

•        enhance our technology infrastructure and maintain the security of our system;

•        avoid and remedy operating errors as a result of human or system errors; and

•        identify and address conflicts of interest;

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. As our business develops and as we respond to competition, we may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

We are subject to market and financial risks arising from our underwriting business if the securities underwritten by us are undersubscribed.

Placing and underwriting commission was our largest income source for the year ended March 31, 2021, which accounted for approximately 71.36% of our total revenue of the year ended March 31, 2021. Our underwriting service was conducted on a fully underwritten basis, whereby we were obliged to take up the undersubscribed securities up to the maximum of our underwriting commitment. We were also involved in a number of placing exercises as placing agents or sub-placing agents. Depending on the terms of the particular placing agreements, the placing exercises were either on a fully underwritten basis or on a best-effort basis.

If the securities underwritten by us are undersubscribed and we fail to procure subscribers to take up all of the undersubscribed securities, we are required to purchase all of the undersubscribed portion for our own account, which would materially and adversely affect our liquidity. If we fail to sell the securities we have underwritten, we would incur expenditure, expose ourselves to market risk and capital available to us would be reduced, which may in turn materially and adversely affect our results of operations and financial conditions. Our financial position would also be adversely affected if the underwritten securities so taken up by us becomes illiquid and/or their market value drops. Under the FRR, the value of the open position of any underwriting commitment or the market value of the securities purchased by us to fulfil our underwriting obligations would have an impact on our liquid capital. If our liquid capital falls below the minimum requirement under the FRR, we will be in breach of the FRR resulting in HKSFC suspending our license or imposing conditions in relation to our regulated activities.

In the case of placing of securities on a best-effort basis, if the securities are undersubscribed or if market conditions become volatile, the placing may not be completed in full or may be canceled. Our commission from such placing engagements may reduce or in the worst case we may have no commission at all. Moreover, the placing and underwriting commission generated by us is directly related to the number of placing and underwriting exercises secured and completed by us and their fund-raising sizes. Our placing and underwriting business is subject to various external factors which are beyond our control, including the number and the size of IPOs in the market, and the activeness of the secondary market for fund-raising exercises under the prevailing financial market environment. There is no assurance that the performance of our placing and underwriting business will not be affected by such external factors.

Revenue from our placing and underwriting business is generated on a project-by-project basis and thus our profitability is highly unpredictable and may be adversely affected if we are unable to secure engagements at levels or on comparable commission rates similar to those during the 6M 2022, FY 2022 and 2021 in the future.

We are engaged to provide placing and underwriting services on a project-by-project basis, and our financial performance in this business segment may be affected by, among other things, demand for our services, our capacity to undertake new projects, the number and size of IPOs and secondary offerings and issuance in the debt and equity capital markets in Hong Kong as well as other external factors which may be outside our control. In particular, demand for placing and underwriting services may be materially affected by prevailing market conditions, as prospective listing applicants and listed issuers may determine to delay, terminate, scale-back or relocate their fundraising plans and/or activities in the event investment sentiment and appetite are stemmed by adverse, unfavorable or uncertain market conditions. Our financial results may also be materially and adversely affected if we are unable to secure new placing or underwriting engagements in the future at levels similar to those during six months period ended September 30, 2022, and/or the years ended March 31, 2022 and 2021.

Since our mandates for the underwriting and placing exercise were negotiated on a project-by-project basis with our clients, revenue generated from our services may fluctuate significantly from time to time and may not recur. For example, placing and underwriting commission was our largest income source for the fiscal year ended March 31, 2021, which accounted for approximately 71.36% of our total revenue, whereas for fiscal year ended March 31, 2022, it only accounted for approximately 15.41% of our total revenue. There is also no assurance that the clients which have previously sought our services will continue to retain us for future businesses. Therefore, our future financial results may be subject to fluctuations depending on our success in entering into new engagements. There is also no assurance that the engagements we successfully secure can be completed due to the market conditions and circumstances of each engagement. Our revenue and profitability may therefore fluctuate significantly. Further, the terms of our placing and underwriting engagements are determined between each of our clients and us on a case-by-case basis after arm’s length negotiations based on the type of services we provide, nature of transaction, scope of our duties, length of time we expect to spend, complexity of the transactions and our expected workload. As such, the amount of revenue we generate from different engagements may vary on a project-by-project basis and we cannot assure that we can secure future engagements with fee rates comparable with engagements during the six months ended September 30, 2022 and the years ended March 31, 2022 and 2021, in the future. We also cannot assure that our commission income from our underwriting and placing service will be comparable to those accepted by our clients during the six months ended September 30, 2022 and the years ended March 31, 2022 and 2021. When we are unable to secure such engagements or on comparable commission rates, our financial results may be materially and adversely affected.

Our commission income from our securities dealing and brokerage service may be volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our Ordinary Shares.

We derived substantial revenue from commission and brokerage income from our securities dealing and brokerage services. For the six months period ended September 30, 2022 and the years ended March 31, 2022 and 2021, commission and brokerage income from our securities brokerage services amounted to 35.79%, 64.03% and 23.04% of our total revenue for the corresponding periods. Our brokerage commission and income mainly depend upon the trading volume through our trading system and platform (including our online trading platform). Similar to other broking and financial services firms, trading volume by investors in the stock markets as a whole may continue to be affected by factors such as changes in investors’ sentiment, perception, and confidence in the financial markets, inflation expectation, market conditions, political conditions, natural disasters, riots and acts of war or terrorism. Fluctuations in the trading volume by our clients through our trading platform and services would result in reduced commission and brokerage income, and there is no assurance that we will be able to maintain or improve our relationship with our brokerage clients and they may terminate their respective relationship with us at any time. Our profit may be materially and adversely affected if any of our clients cease to use, or if any of them significantly reduces their use of our services.

We may be subject to substantial risks if the client(s) using our securities dealing and brokerage services default on payments.

During the course of the provision of securities dealing and brokerage services, our clients are required to settle their securities transactions two days after the trade date. If our clients do not have sufficient cash with us to do so, our Operating Subsidiaries are required to settle the same with Central Clearing and Settlement System (the “CCASS”) of the Hong Kong Stock Exchange on behalf of the customers using our own resources. As such, our liquidity position will be adversely affected. Therefore, we need to maintain sufficient resources for the abovementioned settlements and are exposed to potential default in payment by our clients, in which event, our liquidity position may be adversely affected. There is no guarantee that our risk management measures could effectively mitigate relevant default risks arising from unexpected events or circumstances. There is also no assurance that our clients will continue to meet their obligations to settle their securities transaction on time, or at all, or that they will not default on their obligations to us as a result of bankruptcy, lack of liquidity or other reasons. In the event that our clients fail to meet their payment obligations, our financial conditions and results of operations may be materially and adversely affected.

We may have to bear losses resulting from trading errors.

During the course of providing securities brokerage services, we may have to process and monitor larger number of transactions, which involves complicated operational procedures and requires stable performance of our trading system. Furthermore, our clients can place their orders through our staff (employee) dealers or self-employed AEs, which may involve verbal interaction and manual input. There is no guarantee that our staff dealers or account executives will not inadvertently make trade errors, such as making mistakes when taking client instruction, including but not limited to incorrect input of security name, quantity of the transaction or incorrect buy/sell order or incorrect input of client instruction or client account number. Upon discovery of any trading error, we have to take immediate actions to rectify the trading error and the relevant client may be dissatisfied and refuse to settle the relevant trade, in which event, we may suffer losses from such trading error. Any loss we suffered resulting from any of the aforesaid trading errors made by our licensed employees or self-employed account executives may not be indemnified by the responsible person and we may have to bear the losses resulting from those trading errors. Hence, in the event that the trading errors are not effectively prevented or controlled, or rectification measures could not cover the loss incurred, our financial results would be materially and adversely affected.

Our business may be affected if we are unable to retain our employees or self-employed AEs who have strong relationships with our clients.

We rely on our employee dealers and self-employed account executives to provide reliable and quality financial services and to maintain relationships with our clients through their ability to provide personalized services through understanding their needs. In addition to maintaining relationships with existing clients, we also rely on our staff dealers and self-employed account executives to generate client referrals. There is however no guarantee that our staff or AEs will or are willing to continue to serve in our Operating Subsidiaries, in particular given that our AEs do not have employment contracts with our Operating Subsidiaries. Where our staff or AEs, determine to cease their engagements with our Operating Subsidiaries or enter into negotiations with us for a material variation of their existing terms of engagement (such as the commission arrangement), our operating performance and financial results may be materially and adversely affected.

There is no assurance that the contractual arrangements we have entered with our employees or self-employed AEs are sufficient to protect our interests.

There is no assurance that the contractual arrangements we have entered with our employees and self-employed AEs will be sufficient to protect the business interests of our Operating Subsidiaries. If any employee or self-employed AEs upon his departure leaks proprietary information, trade secrets or know-how of Operating Subsidiaries, or successfully solicits clients, employees or AEs from our Operating Subsidiaries, our business and results of operation may be materially and adversely affected. For example, any leakage of client’s information and contacts to our competitors may adversely affect Operating Subsidiaries’ competitiveness in acting as placing agent or underwriter in our placing and underwriting business. We may need to resort to litigation to enforce the restrictive covenants and undertakings, but there is no guarantee that the courts will rule in favour of us and the outcome may be unpredictable. Any litigation may also require significant expenditure and management efforts, and an unfavorable outcome may materially harm our business prospects and reputation.

We rely on a limited number of external brokers to provide access to overseas securities trading to our clients. Our revenue and results of operation may be adversely affected if our existing external brokers cease cooperating with us.

For the six months period ended September 30, 2022, and the years ended March 31, 2022 and 2021, our revenue derived from our overseas securities trading services accounted for 50.79%, 47.64% and 8.59% of our securities dealing and brokerage services revenue. Currently, we have engaged ViewTrade Securities, Inc. (“ViewTrade”), a securities broker-dealer in the United States, as our external broker for the U.S exchanges, to provide overseas securities trading services to our clients. Although we did not enter long- term agreement with ViewTrade and we believe such external brokers, such as ViewTrade, are easily replaceable, our revenue and commission income may be adversely affected should the external brokers fail to comply with the terms of our contracts with them or any regulatory requirements, or they might fail to handle instructions from our clients in a timely manner or at all. Upon any failure by our existing external brokers to discharge their obligations, we may not be able to find other suitable companies as replacements on a timely basis. We may not be able to provide access to those external securities trading platforms continuously and/or at the same fee charge level to our clients, which may cause our client to cease conducting their overseas securities trading through us. Upon the occurrence of any of the above, our business, financial performance and operations may be adversely affected.

Other brokerage firms may have a competitive edge over us by offering zero or lower rate of brokerage commission.

Our clients are free to trade in securities in the secondary market with any broker that offers a more favourable rate of brokerage commission. Brokerage firms competing with us in Hong Kong may charge zero or lower rate of brokerage commission in an attempt to capture a larger market share and attract our clients to use their securities dealing and brokerage services. We cannot assure that our clients who have active securities trading accounts with us will continue to conduct all or any securities trading through such account. In case we are unable to charge a competitive rate of brokerage commission for our securities dealing and brokerage services, we may lose to our competitors for the same clients in the secondary market for securities trading.

Our asset management business is a new business line and may not be successful.

We only recently commenced our asset management business after I Win Asset Management Limited obtained the HKSFC licences to carry on Type 4 (advising on securities) and Type 9 (asset management) regulated activities in January 2021. We launched an open-ended fund, namely, Fund 1 Growth SP in June 2021. As of September 30, 2022, the AUM of Fund 1 SP was approximately US$0.3 million. We have limited experience in operating asset management business. We cannot assure you that our AUM will be maintained or increased under the highly competitive environment with numerous competitors including other securities firms, fund managers, commercial banks, and insurance companies which may have longer operating histories, better brand names and reputation and proven record of investment performance. Given the history of operation of our asset management business is short, its ability to succeed is difficult to predict. Our investment performance is subject to market condition and volatility, our investment strategies, changes in our risk management policy and economic factors. If our future AUM decreases due to our poor management or our clients withdraw their assets, our business operations and financial results may be materially and adversely affected.

We may not be able to develop our margin financing business as expected and may be exposed to credit risks related to such business. In addition, we need adequate funding at reasonable costs to successfully operate our proposed margin financing business and access to adequate funding at reasonable costs cannot be assured.

Our margin financing business may not develop as expected if clients fail to perform contractual obligations or the value of collateral held to secure the obligations is inadequate. We intend to adopt comprehensive internal policies and procedures designed to manage such risks. For example, once the margin value falls below the outstanding amount of the relevant loan extended as a result of a market downturn or adverse movement in the prices of the pledged securities, we will make a margin call requesting the client to deposit additional funds, sell securities or pledge additional securities to top up their margin value. If the client’s margin value still falls below the required standard, we will initiate our liquidation protection mechanism on a real-time basis to bring the client’s account into margin compliance. Nevertheless, we cannot assure you that we will not be exposed to any credit risks associated with our margin financing business.

Moreover, the development, growth and success of our securities margin financing business will depend on the availability of adequate funding to meet our client demand for loans on our platform. In addition to the proceeds of this offering, we expect to derive the funding for our margin financing business from a variety of sources, including funding secured from commercial banks, other licensed financial institutions and other parties as well as financing generated from our business operations. To the extent there is insufficient funding from the aforesaid institutional funding partners, the funds available for our margin financing business might be limited and our ability to provide margin financing services to our clients would be adversely impacted. In addition, to offer our clients competitively priced margin financing services, as the securities brokerage and margin financing market is intensely competitive, we may attempt to further reduce our interest expenses from our funding partners. If we cannot continue to maintain our relationship with these funding partners and obtain adequate funding at reasonable costs, we may not be able to continue to offer or grow our margin financing business. To the extent that our funding partners find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding at reasonable costs, or at all. If our platform is unable to provide our clients with margin loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to those of our competitors, it would harm our business, financial condition and results of operations.

Our businesses depend on key management and professional staff, and our business may suffer if we are unable to recruit and retain them.

Our businesses depend on the skills, reputation, and professional experience of our key management, the network of resources and relationships they generated for our business, and the synergies among the diverse fields of expertise and knowledge held by our management. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively or maintain our current level of profitability, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects.

Moreover, our business operations depend on our professional staff, our most valuable asset. Their skills, reputation, professional experience, and client relationships are critical elements in obtaining and executing client engagements. We devote considerable resources and incentives to recruiting and retaining these personnel. However, the market for quality professional staff is increasingly competitive. We expect to face significant competition in hiring such personnel. Additionally, the current compensations scheme to attract employees may not be as effective as in the past. The intense competition may require us to offer more competitive compensation and other incentives to our talent, which could materially and adversely affect our financial condition and results of operations. As a result, we may find it difficult to retain and motivate these employees, and this could affect their decisions about whether or not they continue to work for us. If we do not succeed in attracting, hiring and integrating quality professional staff, or retaining and motivating existing personnel, we may be unable to grow effectively.

Where one or more of the regulated activities of our Operating Subsidiaries has less than two responsible officers, our Operating Subsidiaries will be in breach of the relevant licensing requirements which could adversely affect our licensing status which may jeopardize our business operation.

Under the licensing requirements of the SFO, each of our Operating Subsidiaries must have at all times at least two responsible officers to directly supervise the business of each of our regulated activities. Any resignation, sickness or absence of our responsible officers may expose us to operational disruption, and thus may result in a breach of the relevant licensing requirement. This may subsequently result in the suspension of our HKSFC licenses and jeopardise our business operations.

We are required to maintain a high level of funds and liquidity for our business activities and proposed expansions.

As the corporations licensed with the HKSFC to carry on regulated activities, our Operating Subsidiaries are required to maintain a minimum amount of share capital and liquid capital as prescribed under the Securities and Futures (Financial Resources) Rules (the “FRR”). Further, the Hong Kong Stock Exchange also imposes similar financial requirements on Exchange Participants. The required liquid capital is the higher of HK$3 million and its variable required liquid capital as stipulated by the FRR. For more details, please refer to the paragraph headed ‘‘Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong)’’ under the section headed ‘‘Regulation’’ in this prospectus. Therefore, our Operating Subsidiaries must maintain a high level of liquidity at all times to comply with the FRR. Failure to meet the above requirement may cause the HKSFC to suspend our licenses, impose conditions in relation to our regulated activities, or take other appropriate disciplinary actions against us, which may adversely affect our business operations and financial performance. Although we have not breached the statutory capital requirements under the FRR or imposed by the Hong Kong Stock Exchange during the six months ended September 30, 2022 and the years ended March 31, 2022 and 2021, there is no assurance that such failure will not happen in the future. Our liquid capital may be tightened when we commence our margin financing operation and expand our margin financing activities in the future, increase in underwriting exercises and/or settlement of securities trading transactions on behalf of our securities brokerage clients.

We may not be able to obtain additional capital when desired, on favorable terms or at all. If we fail to meet the capital requirement pursuant to the FRR, our business operations and performance will be adversely affected.

We may require additional funding for further growth and development of our business, including any investments or acquisitions we may decide to pursue. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If our existing resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the Hong Kong financial industry. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. In addition, our HKSFC licensed Operating Subsidiaries are required under the FRR to maintain certain levels of liquid capital. If they fail to maintain the required levels of liquid capital, the HKSFC may take actions against us and our business will be adversely affected.

We may not be able to implement our business strategies and future plans successfully.

Our business strategies and future plans are set out in the paragraph headed ‘‘Growth Strategies’’ under the section headed ‘‘Business’’ and in the ‘‘Use of Proceeds’’ section in this prospectus. However, the successful implementation of these strategies and plans depend on a number of factors including but not limited to the following:

•        our ability to recruit and retain qualified and experienced professional staff; in particular, in the recruitment of qualified staff with relevant experience to support the expected expansion of our placing and underwriting services, proposed commence of our margin financing and expansion of asset management services;

•        our ability to cope with increased exposure to financial risk, operational risk, market risk and credit risk arising from our expanded scope of business;

•        our ability to comply with all regulatory requirements and maintain/obtain the qualifications on the range of financial and securities services we provide or intend to provide to our clients;

•        our ability to secure sufficient financial resources;

•        clients’ acceptance and demand for our products and services and our ability to compete with our competitors; and

•        our ability to adapt the changes in the financial market and government policies.

Many of these factors are beyond our control and by nature, are subject to uncertainty. As such, there is no assurance that our business strategies and future plans can be implemented successfully or may be materialized in accordance with our expected timetable, or at all, despite our capital commitments and investments into the same. Any failure or delay in the implementation of any or all of these strategies and plans may have a material adverse effect on our profitability and prospects. In addition, our future plans may place substantial demands on our managerial, operational, technological, financial and other resources. To manage and support our growth, we may need to improve our existing operational and administrative systems, improve our financial and management controls, enhance our ability to recruit, train and retain additional qualified personnel and staff. All of these efforts will require substantial attention and time from management and significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and our ability to capitalize on new business opportunities may be materially and adversely affected if we fail to do so, which could in turn materially and adversely affect our business, results of operations, financial condition and prospects.

We may undertake acquisitions, investments, joint ventures, or other strategic alliances, which could present unforeseen integration difficulties or costs and may not enhance our business as we expect.

Our strategy includes plans to grow both organically and through possible acquisitions, joint ventures, or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory, and market risks, as well as risks associated with additional capital requirements. We may not be able, however, to identify suitable future acquisition targets or alliance partners. Even if we identify suitable targets or partners, the evaluation, negotiation, and monitoring of the transactions could require significant management attention and internal resources and we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. The costs of completing an acquisition or alliance may be costly and we may not be able to access funding sources on terms commercially acceptable to us. Even when acquisitions are completed, we may encounter difficulties in integrating the acquired entities and businesses, such as difficulties in retention of clients and personnel, challenge of integration and effective deployment of operations or technologies, and assumption of unforeseen or hidden material liabilities or regulatory non-compliance issues. Any of these events could disrupt our business plans and strategies, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the acquisitions, strategic investments, joint ventures, or strategic alliances, and we may be unable to recover our investment in such initiatives. We cannot assure you that we could successfully mitigate or overcome these risks.

Any negative publicity with respect to us, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industry in general, may materially and adversely affect our reputation, business, and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective clients. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors relating to our business, shareholders, or other beneficial owners, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by any regulatory or government authorities. Any regulatory inquiries or investigations and lawsuits against us, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrongdoing by any key member of our management team, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. As we reinforce our ecosystem and stay close to our clients and other stakeholders, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the financial services industry in general or product or service quality problems of other firms in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.

We may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis or at all, which could subject us to liabilities and penalties.

We are required to comply with applicable anti-money laundering and anti-terrorism laws and other regulations in the jurisdictions where we operate. Although we have adopted policies and internal control procedures aimed at detecting, and preventing being used for, money-laundering activities by criminals or terrorist-related organizations and individuals or improper activities (including but not limited to market manipulation and aiding and abetting tax evasion), in light of the complexity of money-laundering activities and other illegal or improper activities, such policies and procedures may not completely eliminate the possibility of third parties using our business platform to engage in money laundering and/or other illegal or improper activities.

Furthermore, we primarily comply with applicable anti-money laundering laws and regulations in Hong Kong(for example, the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance and the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations) issued by the HKSFC), and we may not fully detect violations of anti-money laundering regulations in other jurisdictions or be fully compliant with the anti-money laundering laws and regulations in other jurisdictions to which we are required. After we become a publicly listed company in the United States, we will also be subject to the U.S. Foreign Corrupt Practices Act of 1977 and other laws and regulations in the United States, including regulations administered by the U.S. Department of Treasury’s Office of Foreign Asset Control.

To the extent that our policies and procedures currently in place fail to detect and prevent money-laundering activities, terrorist financing and other illegal or improper activities by our Directors, employees, AEs, agents, clients or other third parties and/or if we fail to fully comply with the applicable laws and regulations, the relevant government authorities may initiate investigation against us, and may impose fines and/or other penalties on us, any of which may significantly and adversely affect our reputation, business operations and financial results.

Fraud or misconduct by our directors, officers, employees, agents, AEs, clients, or other third parties could harm our reputation and business and may be difficult to detect and deter.

We are subject to a number of obligations and standards arising from our businesses. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, our businesses require that we properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships.

We are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

It is not always possible to detect and deter fraud or misconduct by our directors, officers, employees, agents, clients, business partners, or other third parties. The precautions that we take to detect and prevent such activity may not be effective in all cases. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

Our failure to appropriately identify and address conflicts of interest could materially and adversely affect our business

As we expand the scope of our business and our client base, it is critical for us to be able to address actual, potential, or even perceived conflicts of interest, including situations where we may encounter conflicts of interest arising among: (i) our various services, (ii) our clients and us, (iii) our various clients, (iv) our employees and us or (v) our clients and our employees. In light of the complexity and difficulty in appropriately identifying and dealing with potential conflicts of interest, our internal control procedures that are designed to identify and address conflicts of interest may not be sufficient. Our failure to manage conflicts of interest could harm our reputation and erode client confidence in us. In addition, potential or perceived conflicts of interest may also give rise to litigation or regulatory actions. The occurrence of any of the foregoing events could materially and adversely affect our business, results of operations and reputation.

We may be subject to litigation, arbitration or other legal proceeding risk.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

Should we experience any event of professional liabilities, such as claims or lawsuits, our financial position and reputation will be adversely affected.

Our services may involve providing professional advices to our customers. Our clients, who rely on our professional advice and suffers loss as a result of our negligence in providing such advice, might claim compensation against us. The key business risk associated with our services is, amongst others, possible claims or lawsuits arising from professional negligence and employee infidelity. Although we have adopted the relevant internal control measures, there is no assurance that the measures can completely eliminate all future possible professional negligence and/or employee infidelity. Should we experience any event of professional liabilities, such as claims or lawsuits, it may have an adverse impact on our financial position and reputation.

If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.

We have limited business insurance coverage. We currently carry limited insurance in connection with our brokerage business covered by the Type 1 license from HKSFC against certain risks in accordance with the requirements under the Securities and Futures (Insurance) Rules of Hong Kong. However, we do not carry business interruption insurance to compensate for losses that could occur to the extent not required. We do not currently carry insurance that covers the other aspects of our business operations. Nor do we currently maintain key man insurance covering our key personnel. We consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Any failure to protect our intellectual property could harm our business and competitive position.

We, through our Operating Subsidiaries, own and maintain a number of registered domain names (including our website) and, although we do not currently own any registered trademarks other than our company logo, registered in Hong Kong, we may in the future acquire new intellectual property such as trademarks, copyrights, domain names, and know-how. We will rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property rights. It is possible that third parties may copy or otherwise obtain and use our trademarks without authorization or otherwise infringe on our rights. We may not be able to successfully pursue claims for infringement that interfere with our ability to use our trademarks, website, or other relevant intellectual property or have adverse impact on our brand. We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages.

Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If we expand our business to or engage in other commercial activities in those jurisdictions using our own copyrights, trademarks, trade secrets, and internet content, we may not be able to use these intellectual properties or face potential lawsuits from those third parties and incur substantial losses if we fail to defend ourselves in those lawsuits. We have policies and procedures in place to reduce the likelihood that we or our employees may use, develop, or make available any content or applications without the proper licenses or necessary third-party consents. However, these policies and procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars within a band of HK$7.75 – 7.85 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Increases in labor costs may adversely affect our business and results of operations.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increasing labor costs, our financial condition and results of operations may be adversely affected.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

Since early 2020, the ongoing COVID-19 pandemic has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong (where we operate in), and in China (where certain portion of the client and potential client locate). The COVID-19 pandemic outbreak in Hong Kong in early 2020 and early 2022 resulted in temporary pandemic-related lockdowns. These two outbreaks of COVID-19 domestically in Hong Kong caused companies such as ours, as well as our professional parties partners and clients, to implement temporary adjustments to work schedules and travel plans and to implement alternative work arrangements for some of our or their employee to work from home and collaborate remotely. As a result, we have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Since April 2022, in light of the reduced severity of the COVID-19 pandemic in Hong Kong, our alternative work arrangement was largely abolished. Nonetheless, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

As of the date of the prospectus, most countries around the globe have abolished the measures to contain COVID-19 pandemic and “back to normal”, and the Hong Kong government has abolished its entry restrictions and significantly lessened the Covid-19 control measures. Furthermore, the PRC government has significantly lessened its travel restrictions and abolished the quarantine requirements for international arrivals to Mainland China from January 8, 2023. However, before their abolishment, the aforesaid travel restrictions, quarantine and social control measures in Hong Kong and Mainland China had severely hindered our client development efforts in Hong Kong and the Mainland China, and our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from traveling to Hong Kong.

Furthermore, our results of operations have been affected by the COVID-19 outbreak. We have witnessed huge market fluctuations in the global capital and financial markets since 2020. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the deterioration of the economic condition of Mainland China due to the continuous COVID-19 control measures, the significant market volatility and declines in general economic activities in Hong Kong and globally, have severely dampened the confidence of our client in the global and Hong Kong’s financial markets and its willingness to conduct fundraising activities in Hong Kong Stock Exchanges, or trade in the secondary market. The pandemic, government measures in response to the pandemic, and the global economic deterioration, could result in an economic downturn in Hong Kong and countries where our clients and potential client locates and in the foreseeable future. Such a downturn in global and Hong Kong’s economy and financial market may lead to a decline in our consumers’ demands for our services, which could adversely affect our business and, in turn, negatively impact our business and results of operations. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the generally negative impact of the COVID-19 outbreak on the capital market markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to monitor the situation throughout 2023 and beyond closely.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters.

Our business could be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, pandemics such as COVID-19, war, riots, terrorist attacks, or other public safety concerns. If we were to experience a natural or man-made disaster, disruption due to political unrest, or disruption involving electronic communications or other services used by us or third parties with which we conduct business, our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our business could also be adversely affected if our employees are affected by pandemics. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the Chinese or Hong Kong economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

We rely on a limited number of key customers for our business.

Our top five customers accounted for 57%, 48% and 70% of our total revenues for the six months period ended September 30, 2022, and for the years ended March 31, 2022 and 2021, and our largest customer accounted for 19%, 30% and 50% of our total revenues, respectively. Therefore, our customers are concentrated, and we rely on a limited number of key customers during each period of our business. Our customer concentration risk is exacerbated due to: a) our reliance on different customers in different periods; b) the fact that the largest customer in each period for the six months period ended September 30, 2022, the years ended March 31, 2022 and 2021 was a different customer; and c) the customers for our placing and underwriting services engaged us on a project-by- project basis.

We cannot assure you that we will be successful in diversifying our customer base, engaging new customers, and reducing our customer concentration risk. For example, our largest customer for the year ended March 31, 2022 engaged us for our securities dealing and brokerage services, we cannot guarantee that this customer or any other top customers for our securities dealing and brokerage service will continue to trade on our platform at levels commensurate with previous periods, or that they will not terminate the use of our services in the future. Furthermore, the volume of trading which these customers may decide to trade during any particular period depends on their investment preferences at the time, which may be affected by their outlook and perception of the market as well as factors beyond our control. Any decline in our top customers’ transaction volume would lower our revenues, which would adversely affect our profitability. Furthermore, the largest customer for the year ended March 31, 2021 engaged us for our underwriting services, which accounted for 50% of our total revenues, and 4 out of the top 5 customers for year ended March 31, 2021 engaged us for our underwriting services. Since we are engaged to provide placing and underwriting services on a project-by-project basis, it is unlikely that our top 5 customers who engaged our underwriting and placing services will continue to retain us for their future businesses, and even if they so choose to retain us for their future businesses, the value of transaction mandated by them may be significantly lower than their mandates given to us for years ended

March 31, 2022 and 2021. If we are unable to secure new customers or underwriting/placing projects, or secure underwriting/placing mandates at the similar level as the six months period ended September 30, 2022 and the years ended March 31, 2022 and 2021, during a period of time in the future, our results of operations, financial conditions, cashflow positions may be adversely and materially impacted.

Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our trading system and/or information technology infrastructure and the failure to maintaining relationship with our vendors, which may cause disruptions to our business operation and tarnish our reputation

As financial services companies, our Operating Subsidiaries face various cyber-security and other operational risks relating to our businesses on a daily basis. Their operations depend upon the secured processing, storage and transmission of confidential and other information in their information technology infrastructure and they are vulnerable to unauthorized access such as cyber-attacks, distributed denial of service attacks and ransomware attacks, malicious code and computer viruses by activists, hackers, organized crime, foreign state actors and other third parties, or other events that could lead to a security breach. They may also be subject to cyber-attacks involving leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. As the breadth and complexity of our information technology infrastructure continue to grow, the potential risk of security breaches and cyber-attacks increases. Developing and enhancing new products and services, which is necessary for us to remain competitive, may involve the use or creation of new technologies, which further exposes us to cybersecurity and privacy risks that cannot be completely anticipated and increases the risk of security breaches and cyber-attacks.

While we have adopted various means to safeguard the integrity of our trading system, computer system and information technology infrastructure, our trading system, computer system, and information technology infrastructure may fail to operate properly or become disabled as a result of events which are beyond our control, events such as human error, natural disasters, power failures, client misuse, computer viruses, cyber-attacks, spam attacks, unauthorized access and data loss or leakage. All of which may cause shutdown or disruption of operations (including data loss or corruption, interruption to our data storage system, delay or cessation in the services provided through our securities dealing and brokerage system and our online trading platform), account takeovers and unauthorized gathering, monitoring, misuse, loss, total destruction and disclosure of data and confidential information of ours, our clients, our employees or other third parties, or otherwise materially disrupt our or our clients’ or other third parties’ network access or business operations. The occurrence of one or more of such events could jeopardize the confidentiality of information processed, stored and transmitted through our computer systems and networks or otherwise disrupt our operations, which could result in reputational damage, disputes with clients and relevant parties, and financial losses. For example, our Operating Subsidiaries rely heavily on the BSS to execute our securities trading orders, and to execute and process our clients’ instructions accurately and promptly. Our connection to the BSS is provided by a vendor recognized by the Stock Exchange. The BSS may be vulnerable to disruptions such as computer viruses, cyber-attacks and spam attacks leading to data corruption and interruptions, delay or cessation in executing clients’ trading instructions which could have a material adverse effect on our business, results of operations and prospects operation. Any cyber-attack may also jeopardize the security of stored confidential information (such as client data or trading records) and cause losses to us. In the event of a system failure of our BSS system, all clients’ instructions will have to be transacted through a standalone system managed by our staff dealer. This would likely lead to a delay or failure in the execution of our clients’ instructions as BSS system can accommodate multiple users while the back-up terminal can only be accessed by one user at a time.

Our Operating Subsidiaries also depend on various third-party software and platforms as well as other information technology systems provided by our information technology vendor in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation, and adversely affect our businesses. There is no guarantee that we are able to maintain our existing relationship with the information technology vendor of our trading system, software system or information technology infrastructure. In the event that any vendor is unable or unwilling to continue to provide existing services to our Operating Subsidiaries, our Operating Subsidiaries may not be able to replace them with service providers of equivalent expertise in a timely manner and thus resulting in disruption to our business operations.

The occurrence of any disruption to the trading system, computer system and/or other information technology infrastructure may render us unable to meet client requirements in a timely and efficient manner, and/or lead to unauthorized disclosure of personal information or any other unexpected associated losses and damages. As a result, our reputation may be tarnished and we may also face complaints, disciplinary action by regulatory authorities, and legal proceedings being brought against us (which can be costly and time-consuming to defend and which may significantly divert the efforts and resources of our management personnel away from our usual business operations) and may potentially result in us having to pay damages. This could materially and adversely affect our financial condition, prospects and results of operations.

Failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations.

As a financial services company, in providing our services to clients, we manage, utilize and store sensitive and confidential client data, including personal data. As a result, we may be subject to a variety of data privacy, data protection, cybersecurity, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. In addition, vulnerabilities of our external service providers and other third parties could also pose security risks to client information and data. Although we have taken steps to reduce the risk of such threats, our risk and exposure to a cyber-attack or related breach remains heightened due to the evolving nature of these threats, our routine transmission of sensitive information to third parties, the current global economic and political environment, external extremist parties and other developing factors. Similarly, unauthorized access to or through our information systems, whether by our employees or third parties, including a cyber-attack by third parties who may deploy viruses, worms or other malicious software programs, could result in negative publicity, significant remediation costs, legal liability, regulatory fines, and damage to our reputation and could have adverse effects on our results of operations. Any actual or perceived breach of the security of our technology, or media reports of perceived security vulnerabilities of our systems or the systems of our third-party service providers, could damage our reputation, expose us to the risk of litigation and liability, disrupt our operations, increase our costs with respect to investigations and remediation, reduce our revenues as a result of the theft of intellectual property, and otherwise adversely affect our business. Further, any actual or perceived security breach or cyber-attack directed at other financial institutions or financial services companies, whether or not we are impacted, could lead to a general loss of customer confidence in the use of technology to conduct financial transactions, which could negatively impact us. The occurrence of any of these events could have adverse effects on our business and results of operations.

We also face risk related to external fraud involving the misappropriation and use of clients’ user-names, passwords or other personal information to gain access to their accounts. This could occur from the compromise of clients’ personal electronic devices or as a result of a data security breach at an unrelated company where clients’ personal information is taken and then made available to fraudsters. This risk has grown in recent years due to the increased sophistication and activities of organized crime and other external parties. Losses in client accounts reimbursed under our asset protection guarantee against unauthorized account activity (through no fault of the client) could have adverse effects on our business, financial condition and results of operations.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we were a private company mainly operating our businesses in Hong Kong. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on our internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a group of private companies with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended March 31, 2022 and 2021, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Material weaknesses that have been identified are summarized as the followings: (1) our lack of financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of an audit committee and internal audit function to establish formal risk assessment process and internal control framework; (3) inadequate segregation of duties for certain functions due to limited staff and resources; and (4) weaknesses in IT security environment, controls and procedures, including lack of formal IT policies and procedures, risk and vulnerability assessments, vendor management, recovery management, change management and system security.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including: (i) recruiting additional employees and external consultants with extensive knowledge of U.S. GAAP within our finance and accounting department; (ii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iii) continuously developing and enhancing our internal audit function for the financial reporting matters and set up audit committee after our listing; and (iv) strengthening our IT security environment and procedures by engaging third party expertise in introducing and implementing the required changes to the overall IT environment and required upgrades to our systems. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

Pursuant to the JOBS Act, we qualify as an “emerging growth company” as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline, and we may be unable to maintain compliance with the Nasdaq listing rules.

Our business and prospects may be materially and adversely affected if our risk management and internal control systems are ineffective or inadequate. We may fail to update our risk management policies and procedures as needed and such policies and procedures may otherwise be ineffective, which may expose us to unidentified or unexpected risks.

We are dependent on our risk management and internal control policies and procedures and the adherence to such policies and procedures by our risk management and other staff to manage the risks inherent in our business. Any deficiencies in our internal control systems could (i) adversely affect our ability to timely and accurately record, process, summarize and report financial or other data; and (ii) adversely affect our operational efficiency and increase the potential likelihood of making financial reporting errors and/or lead to non-compliance with rules and regulations. Our policies, procedures and practices used to identify, monitor and control a variety of risks are carried out by the corresponding departments. However, some of our methods for managing risks are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. There is no assurance that our internal control policies in place could or would be properly implemented, or be strictly adhered to, or are adequate or effective under the continuously changing business environment in which we operate. In addition, we may fail to update our risk management system as needed and the system may fail to effectively function, thus exposing us to unidentified or unexpected risks.

New lines of business or new services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operations and we may lack experience in managing new lines of business or new services. In addition, we may be unable to proceed with our operations as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our goals and strategies;

•        expected future economic performance;

•        our future business development, financial condition and results of operations;

•        projections of revenue, earnings, capital structure and other financial items;

•        introduction of new product and service offerings;

•        expected changes in our revenues, costs or expenditures;

•        our expectations regarding the demand for and market acceptance of our products and services;

•        timing of the development of future business;

•        expected growth of our customers;

•        competition in our industry;

•        Ability to managing our growth effectively;

•        changes in the laws that affect our operations and government policies and regulations relating to our industry;

•        our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

•        uncertainty about the spread of the COVID-19 virus and the impact it may have on our operations, the demand for the our products and services, and economic activity in general;

•        the dependence on our senior management and key employees; and

•        other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

Based upon an assumed initial public offering price of US$ [        ] per Ordinary Share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts and the estimated offering expenses payable by us, of approximately US$ [        ] million assuming the underwriters do not exercise its over-allotment option.

We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholder.

We plan to use the net proceeds we will receive from this offering as follows:

•        Approximately US$[        ] or 10% for increasing our capital base and liquid capital to expand our underwriting and placing services capacity, and for recruiting additional experienced professional staff, including Responsible Officers, with appropriate levels of knowledge, networks, and experience.

•        Approximately US$[        ] or 30% for commencing our securities margin financing services, especially to strengthen the capacity of our margin financing business by expanding our margin book and increasing our capital base;

•        Approximately US$[        ] or 15% for enhancing our IT infrastructure and capacity, upgrading our online trading platforms and portfolio management system, and subscribing to financial and market data platform to enhance our analytical and research capabilities;

•        Approximately US$[        ] or 15% for expanding our asset management service, by enhancing our research capabilities and recruiting professionals with relevant experiences and networks with high- net-worth and institutional clients;

•        Approximately US$[        ] or 15% for strengthening our securities dealing and brokerage services, especially to expand our service coverage in the U.S. exchanges, through joint-venture, strategic partnership, or acquisition of suitable licensed financial institutions and securities brokerage firm in the United States; and

•        The balance of US$[        ] or 15% for general working capital and corporate purposes.

With respect to possible future acquisitions of the licensed financial institutions and securities brokerage firm in the United States, our management has not identified any targets for any potential acquisition. We have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not imminently used for the above purposes, we intend to invest in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Our Cayman Islands holding company, Garden Stage Limited, has never declared or paid any cash dividends on our Ordinary Shares. The following describes the dividends and distributions made by our subsidiaries for the six months period ended September 30, 2022 and the years ended March 31, 2022 and 2021: on December 24, 2020, I Win Securities declared an interim cash dividend of HK$ 300,000 (approximately US$0.039 million) to its former shareholders, Smark Holding Limited and Lobster Financial Holdings Limited; on January 15, 2021, I Win Securities declared an interim cash dividend of HK$ 600,000 (approximately US$0.077 million) to its former shareholders, Smark Holding Limited and Lobster Financial Holdings Limited.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth the capitalization as of September 30, 2022 on (i) an actual basis, (ii) a pro forma basis to reflect the Reorganization, (iii) on a pro forma as adjusted basis to reflect the issuance and sale of [      ] Ordinary shares by us in this offering at an assumed initial public offering price of US$[      ] per Ordinary Share being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

	As of September 30, 2022
	Actual (Unaudited)		Pro Forma	Pro Forma as adjusted(1)
Shareholders’ (deficiency) equity	$

Ordinary shares, no par value		129
Subscription receivables		(129)
(Accumulated deficit) retained earnings		(434,908)
Accumulated other comprehensive income		939
Total shareholders’ (deficiency) equity		(433,969)
Total capitalization		$(433,969)

____________

(1)      The pro forma as adjusted information discussed above is illustrative only. Our share premium and total (deficit)/equity following the completion of this Offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. Assuming the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 change in the assumed initial public offering price of $      per ordinary share would, in the case of an increase, increase and, in the case of a decrease, decrease each of share premium and total shareholders’ (deficit)/equity by $            million.

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Ordinary Share in this offering and the net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share.

As of September 30, 2022, we had a pro forma net tangible book value of approximately USD [        ] million, or USD [        ] per Ordinary Share. Our Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of Ordinary Shares outstanding on September 30, 2022.

The calculation in this section assumes that [        ] Ordinary Shares were issued and outstanding as of September 30, 2022. After giving effect to the sale of Ordinary Shares in this offering at the assumed initial public offering price of US$[        ] per Ordinary Share and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2022 would have been US$[        ], or US$[        ] per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[        ] per Ordinary Share to existing investors and immediate dilution of $[        ] per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Share in this offering:

	Offering without Over-allotment Option	Offering with Full Exercise of Over-allotment Option
Assumed initial public offering price per Ordinary Share	$	$
Pro forma net tangible book value as of September 30, 2022	$	$
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	$
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	$
Dilution per Ordinary Share to new investors in this offering	$	$

Each US$[        ] increase (decrease) in the assumed initial public offering price of US$[        ] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2022, after this offering by approximately US$[        ] per Ordinary Share, and would increase (decrease) dilution to new investors by US$[        ] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

An increase (decrease) of [        ] in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2022 after this offering by approximately US$[        ] per Ordinary Share, and would decrease (increase) dilution to new investors by approximately US$[       ] per Ordinary Share, assuming the assumed initial public offering price per Ordinary Share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after the offering would be US$[        ], the increase in net tangible book value per Ordinary Share to existing shareholders would be US$[        ], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be US$[        ].

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2022, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated discounts to the underwriters, non-accountable expense allowance and the estimated offering expenses payable by us.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors(1)		%	$	%	$
Total		%	$	%	$

____________

(1)      Not including over-allotment shares.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

Sales by the Selling Shareholder in this offering will cause the number of shares held by existing shareholders to be reduced to [        ] shares, or % of the total number of shares outstanding after this offering, and will increase the number of shares held by new investors to [        ] shares, or [        ] of the total number of shares outstanding after this offering, excluding any shares purchased by any existing holders in this offering.

CORPORATE HISTORY AND STRUCTURE

On November 10, 2016, we established I Win Securities Limited (“I Win Securities”) as a company with limited liability under the laws of Hong Kong and commenced our securities brokerage and underwriting and placing business. I Win Securities was licensed by the HKSFC to undertake Type 1 (dealing in securities) regulated activity on July 19, 2017. To expand our services into asset management services, on March 25, 2020, we established I Win Asset Management Limited (“I Win Asset Management”) as a company with limited liability under the laws of Hong Kong. I Win Asset Management obtained the relevant HKSFC licenses to undertake Type 4 (advising on securities) and Type 9 (asset management) regulated activities on January 25, 2021. On March 25, 2020, I Win Holdings Limited (“I Win Holdings HK”) was incorporated under the laws of Hong Kong as the holding company of I Win Securities and I Win Asset Management. On June 6, 2022, HKSFC approved I Win Holdings HK to be the substantial shareholder of I Win Securities and I Win Asset Management. On June 24, 2022, I Win Holdings HK acquired 100% of the equity interest of I Win Securities and I Win Asset Management and has become their holding company.

The Reorganization

As part of the Reorganization, on August 11, 2022, we formed Garden Stage Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, for purposes of effectuating this Offering. Subsequently, a wholly-owned British Virgin Islands subsidiary of Garden Stage, 17 Uno Limited (“17 Uno BVI”), was then incorporated on August 17, 2022, as the proposed intermediate holding of I Win Holdings HK as part of the Reorganization.

Since I Win Securities and I Win Asset Management are HKSFC-licensed corporations, in accordance with Section 132 of the SFO, prior approval from the HKSFC is required for any company or individual to become a substantial shareholder of an HKSFC-licensed corporation. On September 2, 2022, we submitted the New Substantial Shareholder Application to the HKSFC, in which 17 Uno BVI, Garden Stage, and Oriental Moon Tree are to become the substantial shareholders of I Win Securities and I Win Asset Management. We have received the approval from the HKSFC on January 26, 2023.

With the approval being obtained from the HKSFC, we plan to effectuate the Reorganization on April 1, 2023. Pursuant to the Reorganization, Garden Stage will acquire, through 17 Uno BVI, all of the issued equity interests (1,000 ordinary shares) of I Win Holdings HK, from the existing shareholders of I Win Holdings HK, namely Courageous Wealth Limited, Lobster Financial Holdings Limited, Capital Hero Global Limited, Smark Holding Limited, and Gulu Gulu Limited, in cash consideration of HK$1,000 in aggregate. Upon completion of the Reorganization, I Win Securities and I Win Asset Management, the Operating Subsidiaries, will become the indirect wholly-owned subsidiaries of Garden Stage through 17 Uno BVI and I Win Holding HK.

Furthermore, as part of the Reorganization, Garden Stage will allot 5% of its Ordinary Shares each to State Wisdom Holdings Limited and Bliss Tone Limited, respectively, in accordance with Investment Agreements entered between I Win Holdings HK and State Wisdom Holdings Limited and Bliss Tone Limited, both on July 22, 2022, and the Supplemental Investment Agreements entered between I Win Holdings HK and State Wisdom Holdings Limited and Bliss Tone Limited, both on November 22, 2022.

Corporate Structure

The following diagram illustrates our corporate structure prior to the consummation of the Reorganization.

The following diagram illustrates our corporate structure following the Reorganization but immediately prior to the consummation of this offering.

Our Subsidiaries and Business Functions

17 Uno BVI was incorporated under the laws of British Virgin Islands to be the intermediate holding company of I Win Holdings HK on August 17, 2022 as part of the Reorganization.

I Win Holdings HK was incorporated under the laws of Hong Kong as the holding company of I Win Asset Management and I Win Securities on March 25, 2020. On June 6, 2022, HKSFC approved I Win Holdings HK to be the substantial shareholder of I Win Securities and I Win Asset Management. On June 24, 2022, I Win Holdings HK acquired 100% of the equity interest of I Win Securities and I Win Asset Management and has become their holding company.

I Win Securities was established in accordance with laws and regulations of Hong Kong on November 10, 2016. With a registered capital of HKD 15,000,000 (approximately US$ 1.9 million) currently, I Win Securities is a limited liability corporation licensed with HKSFC to undertake Type 1 (dealing in securities) regulated activity.

I Win Asset Management was established in accordance with laws and regulations of Hong Kong on March 25, 2020. With a registered capital of HKD 900,000 (approximately US$ 0.1 million) currently, I Win Asset Management is a limited liability corporation licensed with the HKSFC to undertake Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward -looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward -looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We, through our Operating Subsidiaries, are a Hong Kong-based financial services provider principally engaged in the provision of securities brokerage, underwriting and placement, and other financial services to a wide range of customers in Hong Kong. Our business is carried out through our wholly owned Operating Subsidiaries: a) I Win Securities, which is licensed to conduct Type 1 (dealing in securities) regulated activities under the SFO in Hong Kong, and b) I Win Asset Management, which is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong. I Win Securities is also a participant of the SEHK and HKSCC and holds one trading right with SEHK. Our diversified business portfolio allows us to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to our customers.

Prior to the consummation of this offering, we will engage in further Reorganization as detailed in this prospectus. Following the Reorganization, our financial statements will be presented under the name of Garden Stage. We expect that the financial statements of Garden Stage for the six months ended September 30, 2022 and 2021, and for the years ended March 31, 2022 and 2021, to be the same as I Win Holdings HK’s but being adjusted for the impact of the Reorganization. We expect that the upcoming Reorganization will be considered common control transaction according to ASC 805-50. The consolidation of Garden Stage and its subsidiaries would be accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented shall then comprise those of the previously separate entities, including I Win Holdings HK and its subsidiaries, combined from the beginning of the period to the end of the period, eliminating the effects of intra-group transactions.

The following discussion and analysis of our financial condition and results of operations is prepared based on the financial data which is derived from our unaudited condensed consolidated financial statements for the six months ended September 30, 2022 and 2021, and our audited consolidated financial statements for the years ended March 31, 2022 and 2021, of I Win Holdings HK, included in this prospectus.

Our revenues were US$1.2 million and US$1.0 million for the six months ended September 30, 2022 and 2021, respectively, and US$2.3 million and US$6.1 million for the years ended March 31, 2022 and 2021, respectively. We, recorded net loss of US$0.5 million and US$0.3 million for the six months ended September 30, 2022 and 2021, respectively, and net loss of US$0.5 million and US$0.3 million for the years ended March 31, 2022 and 2021, respectively. We plan to keep our business growing by strengthening our securities brokerage, underwriting and placement services and develop our asset management business and margin financing services.

Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors that affect the financial and securities services industry, including economic and political conditions, the evolving needs of investors, changes in trading volume, changes in demand for financial services, changes in wealth and availability of funds of our existing and target customers, and regulatory changes governing the financial and securities services industry. In addition, the following company-specific factors can directly affect our results of operations materially:

Our ability to develop new customers’ network and retain existing customers

Our brokerage commissions mainly depend upon the trading volume. Trading volume would continue to be affected by factors such as changes in customers’ sentiment, perception and confidence in the financial markets, inflation expectation, market conditions, political conditions, natural disasters, riots and acts of war or terrorism. Fluctuations in the trading volume by our customers may impact our financial performance, and there is no assurance that we will be able to maintain or improve our relationship with our customers and they may terminate their respective relationship with us at any time.

Similarly, our mandates for the underwriting and placement activities are negotiated on a project-by-project basis with our customers. Revenue generated from our services may fluctuate from time to time and may not recur. There is also no assurance that the customers which have previously sought our services will continue to retain us for future businesses. Therefore, our future financial results may be subject to fluctuations depending on our success in entering into new engagements.

Our ability to earn diversified and stable sources of revenue from our different lines of services

We believe that the complementary nature of our different lines of business creates synergy and enables us to generate a diversified and stable source of income. We are able to leverage on our existing pool of securities trading customers when acting as book-runner, lead manager, underwriter or placing agent in placing and underwriting engagements in that our securities trading services act as a channel for procuring suitable investors to subscribe for securities offered under placing and underwriting projects undertaken by us. With our placing and underwriting business, we believe that there will be growing demand for our securities trading services from customers who would like to benefit from trading opportunities gained through access to allocations granted to us (for subscriptions and acquisitions of securities) under underwriting and placement projects undertaken by us. Our asset management services provide professional insights and investment advice for our customers to allocate their asset portfolios and diversify their investment risk. Our asset management services further enhance the growth of our securities brokerage and financing services, especially amongst the high-net-worth customers, which allow us to create cross-selling opportunities, optimize customer service coverage and grow a group of loyal customer base to achieve business growth. However, these business strategies and synergies are subject to uncertainty. There is no assurance that the diversification of our business can be implemented successfully or the synergies between different businesses can be materialized which may in return affect our results of operations.

Our ability to effectively improve technology infrastructure

Our technology infrastructure capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business and to develop new features and services for our users and customers. We plan to upgrade our portfolio management system and trading system to further streamline the efficiency, convenience, and comprehensiveness of our trading system and provide our customers with a user-friendly interface to ensure that they can securely manage their wealth portfolios with ease. Furthermore, with our ongoing objective to remain competitive and to facilitate the expansion of service offering, we intend to (i) subscribe to a new integrated system comprising both portfolio management and risk management functions, including but not limited to features such as managing security, redundancy, disaster recovery and database administration as well as providing market data (such as corporate actions, massive correlation, dividend tables, and volatility datasets); (ii) subscribe to a new customer relationship management system with the aim of enhancing customer satisfaction; (iii) subscribe to a new business continuity planning service (which includes data management and cloud storage archiving) and co-location service as a back-up workplace in case there is any disruption to our office; and (iv) subscribe to market information and data to enhance our analytical and research capabilities to support our asset management and underwriting and placement services. At the date of the prospectus, we are still in the process of assessing and evaluating different solutions on the upgrade and improvement of our technology infrastructure and no commitment has so far been made. The upgrade and improvement of our technology infrastructure are subject to uncertainty. There is no assurance that such can be implemented successfully or materialized which may in return affect our business plan, competitiveness, and results of operations. Our technology infrastructure capabilities would continue to play a critical role in driving our results of operations.

Our ability to meet the regulatory requirements to provide brokerage and other financial services in Hong Kong

Brokerage and other financial services are highly regulated in Hong Kong. While our operations are mainly located in Hong Kong, we are inevitably subject to the relevant laws and regulations, in particular, the SFO, under the supervision of the HKSFC. Pursuant to the SFO, we have to comply with all application provisions concerning statutory obligations such as maintenance of minimum capital adequacy, specific regulatory reporting, and availability of responsible officers.

If any of our HKSFC licensed companies fails to meet the regulatory capital requirements in Hong Kong, the local regulatory authorities may impose penalties on us or limit the scope of our business, which could, in turn, have a material adverse effect on our financial condition and results of operations. Moreover, the relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase in the relevant capital requirements or stricter enforcement or interpretation of the same may adversely affect our business activities. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us; or (ii) suspension or revocation of some or all of our registrations or licenses for carrying on our business activities. Accordingly, our business operation, reputation, financial condition and results of operations might be materially and adversely affected. Further, HKSFC may amend, supplement and/or modify the requirements on licensed corporations as it considers necessary for the proper regulation of the Hong Kong securities and futures market. Any such change or tightening of regulations and/or requirements on licensed corporations (which may involve an amendment to applicable laws, regulations and guidelines) may (i) require us to incur additional costs for compliance; and (ii) potentially affect our ability to carry on our existing regulated activities.

Our ability to retain employees or brokers who have strong relationships with our customers

We materially rely on our experienced employees and brokers to provide reliable and quality financial services to our customers, and believe that our experienced employees and brokers have developed strong relationships with our customers through their ability to provide personalized services through understanding customers’ needs. In addition to maintaining relationships with existing clients, we also rely on them to generate customer referrals. There is however no guarantee that they will or are willing to continue to serve us. Where they determine to cease their engagements with our Operating Subsidiaries or enter into negotiations with us for a material variation of their existing terms of engagement, our operating performance and financial results may be materially and adversely affected.

Competition in the financial services industry in Hong Kong

The financial services industry in Hong Kong in which we operate is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. There is a significant number of existing market participants in the financial and securities services industry in Hong Kong providing services similar to us. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, wider range of value adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain profitability and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

Impact of the COVID-19

Since early 2020, the ongoing COVID-19 pandemic has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong (where we operate in), and in China (where certain portion of the client and potential client locate). The COVID-19 pandemic outbreak in Hong Kong in early 2020 and early 2022 resulted in temporary pandemic-related lockdowns. These two outbreaks of COVID-19 domestically in Hong Kong caused companies such as ours, as well as our professional parties partners and clients, to implement temporary adjustments to work schedules and travel plans and to implement alternative work arrangements for some of our or their employee to work from home and collaborate remotely. As a result, we have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Since April 2022, in light of the reduced severity of the COVID-19 pandemic in Hong Kong, our alternative work arrangement was largely abolished. Nonetheless, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

As of the date of the prospectus, most countries around the globe have abolished the measures to contain COVID-19 pandemic and “back to normal”, and the Hong Kong government has abolished its entry restrictions and significantly lessened the Covid-19 control measures. Furthermore, the PRC government has significantly lessened its travel restrictions and abolished the quarantine requirements for international arrivals to Mainland China from January 8, 2023. However, before their abolishment, the aforesaid travel restrictions, quarantine and social control measures in Hong Kong and Mainland China had severely hindered our client development efforts in Hong Kong and the Mainland China, and our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from traveling to Hong Kong.

Furthermore, our results of operations have been affected by the COVID-19 outbreak. We have witnessed huge market fluctuations in the global capital and financial markets since 2020. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the deterioration of the economic condition of Mainland China due to the continuous COVID-19 control measures, the significant market volatility and declines in general economic activities in Hong Kong and globally, have severely dampened the confidence of our client in the global and Hong Kong’s financial markets and its willingness to conduct fundraising activities in Hong Kong Stock Exchanges, or trade in the secondary market. The pandemic, government measures in response to the pandemic, and the global economic deterioration, could result in an economic downturn in Hong Kong and countries where our clients and potential client locates and in the foreseeable future. Such a downturn in global and Hong Kong’s economy and financial market may lead to a decline in our consumers’ demands for our services, which could adversely affect our business and, in turn, negatively impact our business and results of operations. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the generally negative impact of the COVID-19 outbreak on the capital market markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to monitor the situation throughout 2023 and beyond closely.

Impact of Russia’s Invasion of Ukraine and Related Supply Chain Issues

Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of the military action, resulting sanctions and resulting future market disruptions, including volatilities in stock markets, disruption to global supply chain and worsening of global inflation, are impossible to predict, but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may have significant collateral impact on global economy and our business model and revenue stream. Nevertheless, as of the date of this document, since (i) we principally operate in Hong Kong and do not have business presence in Russia and Ukraine; and (ii) our industry has been less dependent on oil, natural resources or global supply chain which have been disrupted significantly by Russia’s invasion of Ukraine, there is no material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine.

Key Components of Results of Operations

Revenues

Our revenues consist of brokerage commissions, underwriting and placement income, other service revenues, interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Six Months Ended September 30,				For the Years Ended March 31,
	2022		2021		2022		2021
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Brokerage commissions	351,139	29.8	432,602	41.3	742,201	32.2	1,373,873	22.4
Brokerage commissions-related parties	71,187	6.0	44,933	4.3	734,536	31.8	37,780	0.6
Underwriting and placement income	414,657	35.1	319,154	30.5	355,371	15.4	4,372,730	71.4
Introducing and referral income	224,865	19.1	75,014	7.1	210,009	9.1	160,151	2.6
Other service revenues	36,781	3.1	138,312	13.2	197,848	8.6	61,900	1.0
Other service revenues-related parties	2,088	0.2	52	0.0	2,291	0.1	3	0.0
Interest income and others	73,643	6.2	37,811	3.6	58,680	2.5	121,305	2.0
Interest income and others-related parties	5,742	0.5	99	0.0	5,500	0.3	261	0.0
Total revenues	1,180,102	100.0	1,047,977	100.0	2,306,436	100.0	6,128,003	100.0

Brokerage commissions

Brokerage commissions represent fees and commissions from securities brokerage services based on a fixed rate for each transaction. The following tables present the key operating data for brokerage commissions for the periods presented:

	For the Six Months Ended September 30,
	2022			2021
	Third parties	Related parties	Total	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$73,673	10,752	$84,425	$254,055	26,235	$280,290
exchanges in the United States	247,480	60,435	307,915	178,547	18,698	197,245
other exchanges	$29,986	—	$29,986	$—	—	$—

Trading volumes related to
exchange in Hong Kong	$45,320,137	11,933,228	$57,253,365	$120,092,724	41,268,990	$161,361,714
exchanges in the United States	51,501,231	111,370,135	162,871,366	51,149,306	8,314,192	59,463,498
other exchanges	$962,663	—	$962,663	$—	—	$—

Weighted average commission rates related to(1)
exchange in Hong Kong	0.16%	0.09%	0.15%	0.21%	0.06%	0.17%
exchanges in the United States	0.48%	0.05%	0.19%	0.35%	0.22%	0.33%
other exchanges	3.11%	—	3.11%	—	—	—

Number of active accounts related to(2)
exchange in Hong Kong	139	6	145	244	6	250
exchanges in the United States	244	7	251	197	5	202
other exchanges	27	—	27	—	—	—

____________

(1)      Weighted average commission rates are derived from our brokerage commission based on the related trading volume.

(2)      Active accounts are those accounts recorded at least one trading activity, for purchase and/or sale of securities, during the related periods.

	For the Years Ended March 31,
	2022			2021
	Third parties	Related parties	Total	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$548,799	40,138	$588,937	$1,251,351	20,040	$1,271,391
exchanges in the United States	183,378	693,529	876,907	122,522	17,740	140,262
other exchanges	$10,024	869	$10,893	$—	—	$—

Trading volumes related to
exchange in Hong Kong	$220,019,005	62,849,851	$282,868,856	$222,553,617	20,034,324	$242,587,941
exchanges in the United States	58,528,295	465,132,371	523,660,666	51,797,512	14,827,916	66,625,428
other exchanges	$650,902	57,905	$708,807	$—	—	$—

Weighted average commission rates related to(1)
exchange in Hong Kong	0.25%	0.06%	0.21%	0.56%	0.10%	0.52%
exchanges in the United States	0.31%	0.15%	0.17%	0.24%	0.12%	0.21%
other exchanges	1.54%	1.50%	1.54%	—	—	—

Number of active accounts related to(2)
exchange in Hong Kong	297	7	304	370	6	376
exchanges in the United States	215	7	222	177	4	181
other exchanges	23	2	25	—	—	—

____________

(1)      Weighted average commission rates are derived from our brokerage commission based on the related trading volume.

(2)      Active accounts are those accounts recorded at least one trading activity, for purchase and/or sale of securities, during the related periods.

When a customer executes a securities trading transaction with us, brokerage commission is recognized upon the completion of the transaction. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, and the trade volume from the particular customer. For the six months ended September 30, 2022 and 2021, and the years ended March 31, 2022 and 2021, commissions from securities brokerage represented approximately 35.8%, 45.6%, 64.0% and 23.0%, respectively, of our total revenues for the respective periods.

Underwriting and placement income

We provide underwriting and placement services to customers by acting as an underwriter, global coordinator, bookrunner, or lead manager for securities issuances and bonds placements, in return for underwriting and placement income. The following tables present key operating data for underwriting and placement income for the periods indicated:

	For the Six Months Ended September 30,
	2022			2021
	Exchange in Hong Kong	Exchanges in the United States	Total	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$96,340	—	$96,340	$82,075	175,316	$257,391
bonds and other instruments(1)	$—	—	$318,317	$—	—	$61,763

Number of projects related to
equity shares	4	—	4	3	2	5
bonds and other instruments(1)	—	—	3	—	—	1

Relevant amounts related to(2)
equity shares	$1,403,808	—	$1,403,808	$3,313,608	23,359,665	$26,673,273
bonds and other instruments(1)	$—	—	$9,283,969	$—	—	$1,029,379

Weighted average fee rates related to(3)
equity shares	6.86%	—	6.86%	2.48%	0.75%	0.96%
bonds and other instruments(1)	—	—	3.43%	—	—	6.00%

____________

(1)      Bonds and other instruments were not listed in a specific exchange whereas the issuers of the bonds and other instruments were all located in Hong Kong.

(2)      Relevant amounts represent the higher of the committed underwriting amounts and actual placement amounts based on which our income is calculated or referenced.

(3)      Weighted average fee rates are derived from our underwriting and placement income based on the related relevant amounts.

	For the Years Ended March 31,
	2022			2021
	Exchange in Hong Kong	Exchanges in the United States	Total	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$118,678	175,031	$293,709	$4,165,728	84,495	$4,250,223
bonds and other instruments(1)	$—	—	$61,662	$—	—	$122,507

Number of projects related to
equity shares	5	2	7	10	2	12
bonds and other instruments(1)	—	—	1	—	—	3

Relevant amounts related to(2)
equity shares	$5,056,847	23,321,648	$28,378,495	$32,410,883	5,130,888	$37,541,771
bonds and other instruments(1)	$—	—	$1,027,704	$—	—	$3,221,962

Weighted average fee rates related to(3)
equity shares	2.35%	0.75%	1.03%	12.85%	1.65%	11.32%
bonds and other instruments(1)	—	—	6.00%	—	—	3.80%

____________

(1)      Bonds and other instruments were not listed in a specific exchange whereas the issuers of the bonds and other instruments were all located in Hong Kong.

(2)      Relevant amounts represent the higher of the committed underwriting amounts and actual placement amounts based on which our income is calculated or referenced.

(3)      Weighted average fee rates are derived from our underwriting and placement income based on the related relevant amounts.

We charge an underwriting and placement income based on certain percentage of the funds committed or raised in the transaction, either initial public offerings or other fundraising or placement activities. The fee structures are negotiated on a project by project basis and vary depending on the type of customer, the type of transaction, and the size of funds committed or raised in the transaction. Underwriting and placement income accounted for 35.1%, 30.5% of total revenues for the six months ended September 30, 2022 and 2021, respectively, and 15.4% and 71.4% of total revenues for the years ended March 31, 2022 and 2021, respectively.

Introducing and referral income

We derive introducing and referral income from the introduction of customers to other financial service providers or other interested parties. We charge an introducing and referral income based on a fixed lump sum fee or a fixed monthly charge identified in the contract. Introducing and referral income accounted for 19.1%, 7.1%, of total revenues for the six months ended September 30, 2022 and 2021, respectively, and 9.1% and 2.6% of total revenues for the year ended March 31, 2022 and 2021, respectively.

Other service revenues

Other service revenues consisted of the followings:

	For the Six Months Ended September 30,
	2022		2021
	Average net asset values of the funds	Revenues	Average net asset values of the funds	Revenues
Handling income on dividend collection		$4,710		$108,735
Handling income on custodian services		13,413		22,621
Investment management fee income
- Avia Trust Limited	$3,763,006	18,658	$2,849,847	7,008
- I Win Growth SPC – Fund 1 SP	$417,640	2,088	$—	—
Total other service revenues		$38,869		$138,364
	For the Years Ended March 31,
	2022		2021
	Average net asset values of the funds	Revenues	Average net asset values of the funds	Revenues
Handling income on dividend collection		$143,017		$21,834
Handling income on custodian services		33,961		40,069
Investment management fee income
- Avia Trust Limited	$2,849,847	21,368	$—	—
- I Win Growth SPC – Fund 1 SP	$473,241	1,793	$—	—
Total other service revenues		$200,139		$61,903

We charge the customers a fee for the ancillary services provided in association with our securities brokerage business and investment management services provided under our asset management business, which are recognized when the services are rendered according to the relevant contracts. For the six months ended September, 2022 and 2021, and the years ended March 31, 2022 and 2021, other service revenues accounted for 3.3%, 13.2%, 8.7 % and 1.0%, respectively, of our total revenues, respectively.

Interest income and others

Interest income and others primarily consists of interests earned on bank deposits, customers’ overdue and government subsidies.

Interests on customers’ overdue represent interests charged on overdue receivables from customers arising from brokerage transactions. According to the contracts entered by into between us and our customers, we shall charge our customers on amounts overdue, i.e. amounts due on brokerage transactions which are not yet settled on settlement dates, an interest at Hong Kong Prime Lending Rate plus 8% per annum accrued on daily basis.

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund. We recognize government subsidies as other income when the conditions are met.

For the six months ended September 30, 2022 and 2021, and the years ended March 31, 2022 and 2021, interest income and others accounted for 6.7%, 3.6%, 2.8% and 2.0% of our total revenues, respectively.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the periods presented.

	For the Six Months Ended September 30,				For the Years Ended March 31,
	2022		2021		2022		2021
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Expenses:
Brokerage, clearing and exchange fees	40,772	3.5	229,436	21.9	745,557	32.3	204,399	3.3
Sub-underwriting and sub-placement fees	—	—	65,388	6.2	123,186	5.3	3,625,305	59.2
Compensation and benefits	1,060,491	89.9	783,528	74.8	1,412,080	61.2	2,328,544	38.0
Communications and technology	62,117	5.3	61,325	5.9	111,832	4.8	82,060	1.3
Depreciation	5,131	0.4	1,075	0.1	5,122	0.2	4,611	0.1
Loss on disposal of a subsidiary	—	—	—	—	—	—	422	0.0
Occupancy costs	44,162	3.7	21,231	2.0	49,470	2.1	42,564	0.7
Professional fees	349,550	29.6	97,567	9.3	107,122	4.6	14,964	0.2
Travel and business development	135,176	11.5	46,273	4.4	158,185	6.9	97,217	1.6
Other administrative expenses	45,456	3.8	37,819	3.6	100,141	4.4	57,526	1.0
Other administrative expenses-a related party	—	—	—	—	3,854	0.3	—	—
Total expenses	1,742,855	147.7	1,343,642	128.2	2,816,549	122.1	6,457,612	105.4

Brokerage, clearing and exchange fees

Brokerage, clearing and exchange fees primary relate to transaction costs paid to broker-dealers and clearing organizations on securities brokerage services which are expensed as incurred. Brokerage, clearing and exchange fees accounted for 3.5% and 21.9% of total revenues for the six months ended September 30, 2022 and 2021, respectively, and 32.3% and 3.3% of our total revenues for the years ended March 31, 2022 and 2021, respectively.

Sub-underwriting and sub-placement fees

Sub-underwriting and sub-placement fees relate to fees and expenses paid to other broker-dealers in relation to the sub-underwriting and sub-placement arrangements which are expensed at the completion of the public offering, i.e., listing of the securities on relevant changes, or the completion of a placement. Generally, the terms of these sub-underwriting and sub-placement arrangements would mirror the master underwriting and placement agreements we have in place with our customers but give a concession fee to these broker-dealers for services rendered under the sub-underwriting and sub-placement arrangements. Sub-underwriting fees accounted for nil and 6.2% of our total revenues for the six months ended September 30, 2022 and 2021, respectively, and 5.3% and 59.2% of our total revenues for the years ended March 31, 2022 and 2021, respectively.

Compensation and benefits

Compensation and benefits mainly represent the salaries and contributions to retirement benefit scheme. Compensation and benefits expenses accounted for 89.9% and 74.8% of our total revenues for the six months ended September 30, 2022 and 2021, respectively, and 61.2% and 38.0% of our total revenues for the years ended March 31, 2022 and 2021, respectively.

Communications and technology

Communications and technology expenses mainly represent fees we paid for the use of third party electronic trading systems and the outsourced trading solution support services we subscribed. Communications and technology expenses also include routine IT services and supplies we incurred for our day to day administrative work. Communications and technology expenses accounted for 5.3% and 5.9% of our total revenues for the six months ended September 30, 2022 and 2021, respectively, and 4.8% and 1.3% of our total revenues for the years ended March 31, 2022 and 2021, respectively.

Depreciation

Depreciation results from the depreciation of property and equipment, such as computer equipment, furniture and office equipment, as well as leasehold improvements. Depreciation accounted for 0.4% and 0.1% of our total revenues for the six months ended September 30, 2022 and 2021, respectively, and 0.2% and 0.1% of our total revenues for the years ended March 31, 2022 and 2021, respectively.

Loss on disposal of a subsidiary

Loss on disposal of a subsidiary represents the loss recorded for the disposal of a subsidiary, China Union Financial Limited.

Occupancy costs

Occupancy costs are the rental expenses we incurred on the lease of our office premises, which accounted for approximately 3.7% and 2.0% of our total revenues for the six months ended September 30, 2022 and 2021, respectively, and 2.1% and 0.7% of our total revenues for the years ended March 31, 2022 and 2021, respectively.

Professional fees

Professional fees are mainly the service fees for audit, company secretary, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Professional fees accounted for 29.6% and 9.3% of our total revenues for the six months ended September 30, 2022 and 2021, respectively, and 4.6% and 0.2% of our total revenues for the years ended March 31, 2022 and 2021, respectively.

Travel and business development

Travel and business development expenses include overseas and local travelling, and other expenses incurred for the development of our business and expansion of our network. Travel and business development accounted for 11.5% and 4.4% of our total revenues for the six months ended September 30, 2022 and 2021, respectively, and 6.9% and 1.6% of our total revenues for the years ended March 31, 2022 and 2021, respectively.

Income Tax

Our subsidiaries operated in Hong Kong are subjected to Hong Kong Profits Tax. For the six months ended September 30, 2022 and 2021, and the years ended March 31, 2022 and 2021, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime under which the tax rate is 8.25% on assessable profits of the first HK$2 million (equivalent to US$254,778) and 16.5% on any assessable profits in excess of HK$2 million (equivalent to US$254,778). For connected entities, as is the case of our Hong Kong subsidiaries, I Win Securities, I Win Asset Management and I Win Holdings HK, only one of the connected entities can elect to be charged at two-tiered tax rates. The other entity will be subject to tax rate of 16.5% on all its assessable profits, if any. For the six months ended September 30, 2022 and 2021, income tax accounted for 0.0% and 0.1% of our total revenues, respectively. For the years ended March 31, 2022 and 2021, income tax accounted for 0.0% and 0.0% of our total revenues, respectively. For the six months ended September 30, 2022 and 2021, and the years ended March 31, 2022 and 2021, income tax mainly arose from our deferred tax.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Six Months Ended September 30,				For the Years Ended March 31,
	2022		2021		2022		2021
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Brokerage commissions	351,139	29.8	432,602	41.3	742,201	32.2	1,373,873	22.4
Brokerage commissions-related parties	71,187	6.0	44,933	4.3	734,536	31.8	37,780	0.6
Underwriting and placement income	414,657	35.1	319,154	30.5	355,371	15.4	4,372,730	71.4
Introducing and referral income	224,865	19.1	75,014	7.1	210,009	9.1	160,151	2.6
Other service revenues	36,781	3.1	138,312	13.2	197,848	8.6	61,900	1.0
Other service revenues-related parties	2,088	0.2	52	0.0	2,291	0.1	3	0.0
Interest income and others	73,643	6.2	37,811	3.6	58,680	2.5	121,305	2.0
Interest income and others-related parties	5,742	0.5	99	0.0	5,500	0.3	261	0.0
Total revenues	1,180,102	100.0	1,047,977	100.0	2,306,436	100.0	6,128,003	100.0
Expenses:
Brokerage, clearing and exchange fees	(40,772)	3.5	(229,436)	21.9	(745,557)	32.3	(204,399)	3.3
Sub-underwriting and sub-placement fees	—	—	(65,388)	6.2	(123,186)	5.3	(3,625,305)	59.2
Compensation and benefits	(1,060,491)	89.9	(783,528)	74.8	(1,412,080)	61.2	(2,328,544)	38.0
Communications and technology	(62,117)	5.3	(61,325)	5.9	(111,832)	4.8	(82,060)	1.3
Depreciation	(5,131)	0.4	(1,075)	0.1	(5,122)	0.2	(4,611)	0.1
Loss on disposal of a subsidiary	—	—	—	—	—	—	(422)	0.0
Occupancy costs	(44,162)	3.7	(21,231)	2.0	(49,470)	2.1	(42,564)	0.7
Professional fees	(349,550)	29.6	(97,567)	9.3	(107,122)	4.7	(14,964)	0.2
Travel and business development	(135,176)	11.5	(46,273)	4.4	(158,185)	6.9	(97,217)	1.6
Other administrative expenses	(45,456)	3.8	(37,819)	3.6	(100,141)	4.4	(57,526)	1.0
Other administrative expenses-a related party	—	—	—	—	(3,854)	0.2	—	—
Total expenses	(1,742,855)	147.7	(1,343,642)	128.2	(2,816,549)	122.1	(6,457,612)	105.4
Loss before income taxes	(562,753)	47.7	(295,665)	28.2	(510,113)	22.1	(329,609)	5.4
Income tax benefits (expense)	171	0.0	(1,108)	0.1	(792)	0.0	66	0.0
Net loss	(562,582)	47.7	(296,773)	28.3	(510,905)	22.1	(329,543)	5.4

Six Months Ended September 30, 2022 Compared to Six Months Ended September 30, 2021

Revenues

Total revenues increased by 12.6% from US$1.0 million for the six months ended September 30, 2021 to US$1.2 million for the six months ended September 30, 2022. This increase was mainly driven by the increase in our introducing and referral income.

Brokerage commissions — Brokerage commissions decreased by 11.6% from US$0.5 million for the six months ended September 30, 2021 to US$0.4 million for the six months ended September 30, 2022. The decrease was mainly due to the decrease in brokerage commissions related to exchange in Hong Kong by US$195,865 of which the impact was partly offset by the increase in brokerage commissions related to exchanges in the United States and others by US$140,656 between the six months ended September 30, 2021 and 2022. The decrease in brokerage commissions related to exchange in Hong Kong was because our customers engaged in fewer securities brokerage activities in the Hong Kong stock exchange of which the trading volume executed by us decreased from US$161 million for the six months ended September 30, 2021 to US$57 million for the six months ended September 30, 2022. Such decrease was in line with the overall decrease in the trading volume of SEHK which dropped from US$2.5 trillion for the six months ended September 30, 2021 to US$1.8 trillion for the six months ended September 30, 2022. Brokerage commissions related to exchanges in the United States increased by US$110,670 from US$197,245 for the six months ended September 30, 2021 to US$307,915 for the six months ended September 30, 2022. The increase was mainly due to a shift of focus of our customers from the Hong Kong market to that of the United States as a result of a drop in liquidity and relatively poor performance of the Hong Kong market. The trading volume of our securities brokerage activities related to exchanges in the United States increased from US$59 million for the six months ended September 30, 2021 to US$163 million for the six months ended September 30, 2022. The weighted average commission rates related to exchange in Hong Kong remained stable for the six months ended September 30, 2021 and 2022 whilst the weighted average commission rates related to exchanges in the United States decreased from 0.33% for the six months ended September 30, 2021 to 0.19% for the six months ended September 30, 2022. The commission rates we applied to our customers vary depending on the type of customer, the type of transaction, and the trade volume from the particular customer. The decrease in weighted average commission rates related to exchanges in United States between the six months ended September 30., 2021 and 2022 was because during the six months ended September 30, 2022, there was an increase in securities brokerage activities related to exchanges in the United States from one of our related parties, Lau Kam Yan, Karen and her spouse, against whom we in general charged a lower commission rate at 0.05%.

Underwriting and placement income — Underwriting and placement income increased by 29.9% from US$0.3 million for the six months ended September 30, 2021 to US$0.4 million for the six months ended September 30, 2022, primarily because we were engaged in more underwriting and placement services. During the six months ended September 30, 2021, we were engaged in 6 underwriting and placement projects, compared to 7 underwriting and placement projects during the six months ended September 30, 2022. Whilst we were engaged in fewer underwriting and placement services for equity shares during the six months ended September 30, 2022 when compared to the six months ended September 30, 2021, we managed to undertake more underwriting and placement services for bonds and other instruments during the six months ended September 30, 2022. This resulted in an increase in the underwriting and placement income for the six months ended September 30, 2022 as a whole. The increase in underwriting and placement income was further suggested by an increased weighted average fee rate for the six months ended September 30, 2022 when compared to the six months ended September 30, 2021. Our fee structures are negotiated on a project by project basis and vary depending on the type of customer, the type of transaction, and the size of funds committed or raised in the transaction. The increase in weighted average fee rate for the six months ended September 30, 2022 was largely because we managed to adopt a more favorable fee structure. During the six months ended September 30, 2021, we were more aggressive in targeting larger underwriting and placement projects by accepting a lower fee rate in order to make a better position in relevant league tables. During the six months ended September 30, 2022, we targeted at smaller underwriting and placement projects with more favorable fee structures. In addition, we managed to undertake more underwriting and placement services for bonds and other instruments during the six months ended September 30, 2022, which in general had a higher fee rate when compared to equity shares. As of September 30, 2022, all related projects were completed with no outstanding obligations.

Introducing and referral income — Introducing and referral income increased significantly by 199.8% from US$75,014 for the six months ended September 30, 2021 to US$224,865 for the six months ended September 30, 2022, primarily because we utilized our network more efficiently by engaging with more parties on the introducing and referral activities. More specifically, during the six months ended September 30, 2022, we referred a block trade transaction to another financial institution for a revenue of US$189,813.

Other service revenues — Other service revenues decreased from US$138,364 for the six months ended September 30, 2021 to US$38,869 for the six months ended September 30, 2022. The decrease was mainly due to the decrease in handling income relating to dividend collection services by US$104,025 between the six months ended September 30, 2021 and 2022. In relation to investment management fee income recognized for the six months ended September 30, 2021 and 2022, the entire income represented management fee charged which was calculated at 1% per annum of the net asset values of the respective funds we managed. No performance fee income was recognized during the six months ended September 30, 2021 and 2022.

Interest income and others — Interest income and others increased from US$37,910 for the six months ended September 30, 2021 to US$79,385 for the six months ended September 30, 2022. The increase was attributable to the increase in government subsidies, which were one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund amid the outbreak of COVID-19, from nil for the six months ended September 30, 2021 to US$47,660 for the six months ended September 30, 2022.

Expenses

Brokerage, clearing and exchange fees — Brokerage, clearing and exchange fees decreased significantly by 82.2% to US$40,772 for the six months ended September 30, 2022 from US$229,436 for the six months ended September 30, 2021. The decrease was largely because of the fact that during the six months ended September 30, 2022, we brought some of our broker dealers in as our in house staff in order to gain a better control on their productivities and provide a more stable workforce to the Group. Their related reimbursements of US$117,280 for the six months ended September 30, 2021 were recognized under brokerage, clearing and exchange fees whilst their related reimbursements for the six months ended September 30, 2022 were recognized under compensation and benefits instead. To the contrary of the decrease in brokerage, clearing and exchange fees, compensation and benefits increased significantly by 35.3% from US$0.8 million for the six months ended September 30, 2021 to US$1.1 million for the six months ended September 30, 2022. The decrease in brokerage, clearing and exchange fees was further contributed by a decrease in exchange fees of US$65,242 charged in relation to corporate actions of stocks held by our customers. Such decrease was consistent with the decrease in our handling income relating to dividend collection services.

Sub-underwriting and sub-placement fees — Sub-underwriting and sub-placement fees decreased from US$65,388 for the six months ended September 30, 2021 to nil for the six months ended September 30, 2022. The sub-underwriting and sub-placement fees decreased since we were engaged in deals of which we hold a less prominent role, i.e., placing agent rather than lead manager. No sub-underwriting or sub-placement functions were required accordingly.

Compensation and benefits — Compensation and benefits expenses increased significantly by 35.3% from US$0.8 million for the six months ended September 30, 2021 to US$1.1 million for the six months ended September 30, 2022. The increase was mainly due to commissions of US$307,644 being paid to our staff during the six months ended September 30, 2022 who were contracted as our broker dealers during the six months ended September 30, 2021 of which the charges were recognized under brokerage, clearing and exchange fees.

Communications and technology — Communications and technology expenses increased slightly by 1.3% from US$61,325 for the six months ended September 30, 2021 to US$62,117 for the six months ended September 30, 2022. The expenses increased as a result of the general pricing adjustments charged by the vendors between the periods.

Depreciation — Depreciation expenses increased by 377.3% from US$1,075 for the six months ended September 30, 2021 to US$5,131 for the six months ended September 30, 2022, which was a result of addition of property and equipment of US$22,171 during the six months ended September 30, 2022.

Occupancy costs — Occupancy costs increased by 108% from US$21,231 for the six months ended September 30, 2021 to US$44,162 for the six months ended September 30, 2022, primarily due to an increase in the office rent as a result of us moving into a new office premise situated at Unit 201, 2/F, China Insurance Building, No. 141 Des Voeux Road Central, Hong Kong, of which the tenancy agreement was signed in March 2022.

Professional fees — Professional fees increased significantly by 258.3% from US$97,567 for the six months ended September 30, 2021 to US$349,550 for the six months ended September 30, 2022. The sharp increase was because a fee of US$240,676 was incurred during the six months ended September 30, 2022 in relation to the audit of our consolidated financial statements.

Travel and business development — Travel and business development expenses increased significantly by 192.1% from US$46,273 for the six months ended September 30, 2021 to US$135,176 for the six months ended September 30, 2022. The increase was a result of entertainment and travel activities being recovered and resumed during the six months ended September 30, 2022 followed by the ease of social distance measures introduced by the Hong Kong Government as a result of the outbreak of COVID-19.

Other administrative expenses — Other administrative expenses increased by 20.2% from US$37,819 for the six months ended September 30, 2021 to US$45,456 for the six months ended September 30, 2022. The increase in the six months ended September 30, 2022, was mainly due to bank charge of US$6,169 incurred for the maintenance of additional bank and custodian accounts.

Loss before income taxes

We had a loss before income taxes of US$0.6 million and US$0.3 million for the six months ended September 30, 2022 and 2021, respectively. The increase in loss before income taxes was largely contributed by the increase in compensation and benefits, professional fees and travel and business development expenses during the six months ended September 30, 2022.

Income tax benefits (expense)

Income tax expense decreased from US$1,108 for the six months ended September 30, 2021 to income tax benefits of US$171 for the six months ended September 30, 2022. The change was primarily due to the decrease in deferred tax liabilities relating to temporary differences on depreciation of property and equipment.

Net loss

As a result of the foregoing factors, net loss increased by 89.6% from US$296,773 for the six months ended September 30, 2021 to US$562,582 for the six months ended September 30, 2022.

Year Ended March 31, 2022 Compared to Year Ended March 31, 2021

Revenues

Total revenues decreased significantly by 62.4% from US$6.1 million for the year ended March 31, 2021 to US$2.3 million for the year ended March 31, 2022. This decrease was mainly driven by significant decrease in our underwriting and placement income.

Brokerage commissions — Brokerage commissions increased by 4.6% from US$1.4 million for the year ended March 31, 2021 to US$1.5 million for the year ended March 31, 2022. The increase was mainly due to the increase in brokerage commissions related to exchanges in the United States and others by US$747,538 of which the impact was partly offset by the decrease in brokerage commissions related to exchange in Hong Kong by US$682,454 between the years ended March 31, 2021 and 2022. The increase in brokerage commission related to exchanges in the United States between the years ended March 31, 2021 and 2022 was primarily due to the volatility of the securities market which in turn positively impacted our securities brokerage business with more dealing activities undertaken. Trading volume of our securities brokerage activities related to exchanges in the United States increased from US$67 million for the year ended March 31, 2021 to US$524 million for the year ended March 31, 2022. The decrease in brokerage commissions related to exchange in Hong Kong was because we were engaged in fewer underwriting and placement services during the year ended March 31, 2022 when compared to the year ended March 31, 2021. This resulted in fewer securities brokerage activities in the primary market against which we normally charged a higher commission rate thus lowered the brokerage commissions thereof. The weighted average commission rates related to exchange in Hong Kong decreased from 0.52% for the year ended March 31, 2021 to 0.21% for the year ended March 31, 2022 whilst the weighted average commission rates related to exchanges in the United States remained stable for the years ended March 31, 2021 and 2022. The decrease in weighted average commission rates related to exchange in Hong Kong was again because of fewer securities brokerage activities in the primary market during the year ended March 31, 2022 against which we normally charged a higher commission rate. This resulted in a lower weighted average commission rate related to exchange in Hong Kong as a whole.

Underwriting and placement income — Underwriting and placement income decreased significantly by 91.9% from US$4.4 million for the year ended March 31, 2021 to US$0.4 million for the year ended March 31, 2022, primarily due to the volatility of the capital market in Hong Kong. Based on the statistic obtained from Hong Kong Exchanges and Clearing Limited, the number of newly listed companies and total equity funds raised from SEHK decreased from 32 and US$33,964 million for the year ended March 31, 2021 to 17 and US$9,874 million for the year ended March 31, 2022, respectively, which evidenced the general decrease in the fund raising activities in Hong Kong. More specifically, during the year ended March 31, 2021, we were engaged in 15 underwriting and placement projects, 3 of which generated revenue of more than US$300,000 per project, compared to that during the year ended March 31, 2022, we were engaged in 8 underwriting and placement projects, none of which generated revenue of more than US$300,000 per project. The decrease in underwriting and placement income was further suggested by a lower weighted average fee rate for the year ended March 31, 2022 when compared to the year ended March 31, 2021. Our fee structures are negotiated on a project by project basis and vary depending on the type of customer, the type of transaction, and the size of funds committed or raised in the transaction. The decrease in weighted average fee rate was predominantly because we were engaged in 2 projects which generated much higher effective fee rates (including bonus arose from the projects) of 21.75% and 18.18%, respectively, during the year ended March 31, 2021. These two projects had relevant amounts of US$2.4 million and US$17.0 million, respectively, and generated underwriting and placement income of US$515,968 and US$3,088,081, respectively. During the year ended March 31, 2022, because of the general decrease in fund raising activities in Hong Kong, we had to be more aggressive in accepting a lower fee rate in order to stay right in the relevant league tables. As of March 31, 2022 and 2021, all related projects were completed with no outstanding obligations.

Introducing and referral income — Introducing and referral income increased by 31.1% from US$160,151 for the year ended March 31, 2021 to US$210,009 for the year ended March 31, 2022, primarily because we utilized our network more efficiently by engaging with more parties on the introducing and referral activities.

Other service revenues — Other service revenues increased from US$61,903 for the year ended March 31, 2021 to US$200,139 for the year ended March 31, 2022. The increase was mainly due to the increase in handling income relating to dividend collection services by US$121,184 between the years ended March 31, 2021 and 2022. In relation to investment management fee income, we only launched our asset management business in July 2021, thus no investment management fee income was recognized for the year ended March 31, 2021. The entire investment management income for the year ended March 31, 2022 represented management fee charged which was calculated at 1% per annum of the net asset values of the respective funds we managed. No performance fee income was recognized during the year ended March 31, 2022.

Interest income and others — Interest income and others decreased from US$121,566 for the year ended March 31, 2021 to US$60,180 for the year ended March 31, 2022. The decrease was attributable to the decrease in government subsidies, which were one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund amid the outbreak of COVID-19 from US$65,149 for the year ended March 31, 2021 to nil for the year ended March 31, 2022.

Expenses

Brokerage, clearing and exchange fees — Brokerage, clearing and exchange fees increased by 264.8% to US$0.7 million for the year ended March 31, 2022 from US$0.2 million for the year ended March 31, 2021. The increase was because of the fact that during the year ended March 31, 2022, we were engaged proportionally more in securities brokerage business in exchanges in the United States when compared to exchange in Hong Kong. Commission rates we incurred for securities brokerage business in the overseas exchanges, particularly those related to secondary market, were relatively higher when compared to that in exchange in Hong Kong as we did not have the trading right in those overseas exchanges with additional brokerage fees being paid to licensed brokers in those overseas exchanges for executing the transactions.

Sub-underwriting and sub-placement fees — Sub-underwriting and sub-placement fees decreased by 96.6% to US$123,186 for the year ended March 31, 2022 from US$3.6 million for the year ended March 31, 2021. The sub-underwriting fees decreased correspondingly with the decrease in underwriting and placement income since we engaged in fewer underwriting and placement projects.

Compensation and benefits — Compensation and benefits expenses decreased significantly by 39.4% from US$2.3 million for the year ended March 31, 2021 to US$1.4 million for the year ended March 31, 2022. The decrease was mainly due to the decrease in directors’ remuneration from US$1.8 million for the year ended March 31, 2021 to US$0.7 million for the year ended March 31, 2022 which was because of a decrease in performance related remuneration paid to a director followed by a decrease in our revenues.

Communications and technology — Communications and technology expenses increased by 36.3% from US$82,060 for the year ended March 31, 2021 to US$111,832 for the year ended March 31, 2022. The expenses increased because we launched our online account opening platform and online trading platform for securities brokerage activities related to exchanges in the United States in late 2020 and incurred significantly higher subscription fees to those platforms which had a full year impact for the year ended March 31, 2022 when compared to approximately a quarter impact for the year ended March 31, 2021.

Depreciation — Depreciation expenses increased by 11.1% from US$4,611 for the year ended March 31, 2021 to US$5,122 for the year ended March 31, 2022, which was a result of addition of property and equipment of US$18,313 during the year ended March 31, 2022.

Loss on disposal of a subsidiary — China Union Financial Limited, which we owned 100% before its disposal, was disposed at a loss of US$422 during the year ended March 31, 2021. No further disposal of subsidiary was made during the year ended March 31, 2022.

Occupancy costs — Occupancy costs increased by 16.2% from US$42,564 for the year ended March 31, 2021 to US$49,470 for the year ended March 31, 2022, primarily due to an increase in the office rent with a new tenancy agreement signed in March 2022 for an office premise situated at Unit 201, 2/F, China Insurance Building, No. 141 Des Voeux Road Central, Hong Kong, in addition to our original office situated at Unit 1916, 19/F, Hong Kong Plaza, No. 188 Connaught Road West, Hong Kong. The lease of our original office situated at Unit 1916, 19/F, Hong Kong Plaza, No. 188 Connaught Road West, Hong Kong was terminated in April 2022.

Professional fees — Professional fees increased significantly by 615.9% from US$14,964 for the year ended March 31, 2021 to US$107,122 for the year ended March 31, 2022. The sharp increase was because legal and professional fees of US$88,258 were incurred during the year ended March 31, 2022, in relation a pre-IPO investment we sourced and arranged for the subscription from our customers in return for brokerage commissions.

Travel and business development — Travel and business development expenses increased significantly by 62.7% from US$97,217 for the year ended March 31, 2021 to US$158,185 for the year ended March 31, 2022. The increase was a result of entertainment and travel activities being recovered and resumed during the year ended March 31, 2022 under the ease of social distance measures introduced by the Hong Kong Government as a result of the outbreak of COVID-19.

Other administrative expenses — Other administrative expenses increased by 80.8% from US$57,526 for the year ended March 31, 2021 to US$103,995 for the year ended March 31, 2022. The increase in the year ended March 31, 2022, was mainly due to bank charge of US$22,981 incurred for the set-up and maintenance of new bank and custodian accounts, maintenance expenses of US$5,617 incurred for enhancing office security and insurance and sundry expenses of US$11,477 incurred for newly hired employees.

Loss before income taxes

We had a loss before income taxes of US$0.5 million and US$0.3 million for the year ended March 31, 2022 and 2021, respectively. The increase in loss before income taxes was largely contributed by the decrease in underwriting and placement revenue which was further a result of the reduction in underwriting and placement activities during the year ended March 31, 2022.

Income tax (expense) benefits

Income tax expense increased from US$66 benefits for the year ended March 31, 2021 to US$792 expense for the year ended March 31, 2022. The change was primarily due to the increase in deferred tax liabilities relating to temporary differences on depreciation of property and equipment.

Net loss

As a result of the foregoing factors, net loss increased by 55.0% from US$329,543 for the year ended March 31, 2021 to US$510,905 for the year ended March 31, 2022.

Liquidity and Capital Resources

Prior to this offering, our principal sources of liquidity to finance our operating activities are from the financings provided by our related parties. We recorded net cash inflow in operating activities of US$4.0 million for the six months ended September 30, 2022, net cash outflow in operating activities of US$2.7 million for the six months ended September 30, 2021, net cash outflow in operating activities of US$6.9 million for the year ended March 31, 2022 and net cash inflow from operating activities of US$10.5 million for the year ended March 31, 2021.

As of September 30, 2022 and March 31, 2022, we had negative working capital of US$847,299 and US$97,613, respectively. As of September 30, 2022, we had US$1.6 million in cash and US$10.8 million in restricted cash, out of which US$7.9 million was held in Hong Kong dollars, and the rest was held in U.S. dollars and other currencies. As of March 31, 2022, we had US$0.8 million in cash and US$7.0 million in restricted cash, out of the total US$7.4 million was held in Hong Kong dollars, and the rest was held in U.S. dollars and other currencies. Our cash and restricted cash primarily consist of balances maintained with banks in Hong Kong.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of related parties and cash generated from operations have been utilized to finance our working capital requirements.

Subsequently on November 25, 2022, we entered into deeds of waiver of debts with our shareholders under which the shareholders agreed to waive the debts due to them by us with an amount totaling HK$15,900,000 ($2,034,204) in form of capital contributions. In view of the deeds of waiver of debts, our equity and working capital have been increased by HK$15,900,000 ($2,034,204), respectively.

Considering all facts and information on hand, we expect the Group’s cash on hand is sufficient to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of our financial statements are issued.

If we are unable to have sufficient fund to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of our financial statements are issued, we may have to consider supplementing our available sources of funds through the following sources:

•        we will seek addition equity financing from our major shareholders or third-party investors; and

•        financial support our related parties.

Based on the above considerations, we are of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within twelve months from the date of our financial statements are issued. However, there is no assurance that we will be successful in implementing our plans. There are a number of factors that could potentially arise and could undermine our plans, such as changes in the demand for our services, general market conditions and competitive environment of the capital market and corporate finance industry in Hong Kong and changes in regulatory requirements, etc..

Regulatory Capital Requirements

As our Operating Subsidiaries are regulated by HKSFC in relation to their operating activities in Hong Kong, local rules and regulations require the Operating Subsidiaries to maintain relevant capital adequacy levels. The following table illustrates the minimum regulatory capital as established by HKSFC that our subsidiaries were required to maintain as of September 30, 2022 and March 31, 2022 and the actual amounts of capital maintained.

Capital requirements as of September 30, 2022

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities	$382,167	1,451,343	1,069,176	380%
I Win Asset Management(1)	12,739	92,102	79,363	723%
Total	$394,906	1,543,445	1,148,539	391%

Capital requirements as of March 31, 2022

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities	$383,022	$1,449,481	$1,066,459	378%
I Win Asset Management(2)	12,767	38,174	25,407	299%
Total	$395,789	$1,487,655	$1,091,866	376%

____________

(1)      I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level maintained as of September 30, 2022 was what being submitted in its regulatory return as of June 2022.

(2)      I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level maintained as of March 31, 2022 was what being submitted in its regulatory return as of December 2021.

As of September 30, 2022 and March 31, 2022, all our Operating Subsidiaries were in compliance with their respective regulatory capital requirements. We consider ourselves having strong and adequate capital resources to carry out our operations.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented.

	For the Six Months Ended September 30,		For the Years Ended March 31,
	2022	2021	2022	2021
	US$	US$	US$	US$
Net cash provided by (used in) operating activities	3,985,064	(2,706,031)	(6,920,029)	10,491,621
Net cash used in investing activities	(22,171)	(3,110)	(18,313)	(3,201)
Net cash provided by (used in) financing activities	628,281	(35,488)	(35,431)	267,758
Effect of exchange rates on cash and restricted cash	(19,109)	(33,632)	(85,440)	(18,822)
Net increase (decrease) in cash and restricted cash	4,572,065	(2,778,261)	(7,059,213)	10,737,356
Cash and restricted cash, beginning of year	7,842,802	14,902,015	14,902,015	4,164,659
Cash and restricted cash, end of year	12,414,867	12,123,754	7,842,802	14,902,015

Operating activities

Net cash provided by operating activities for the six months ended September 30, 2022 was US$4.0 million, as compared to the net loss of US$0.6 million. The difference was primarily attributable to an increase of US$4.5 million in payables to customers, which were significantly impacted by our customers’ fund allocation preferences on one specific date whereas on September 30, 2022, our customers left more cash with us in the designed accounts for their securities brokerage transactions.

Net cash used in operating activities for the six months ended September 30, 2021 was US$2.7 million, as compared to the net loss of US$0.3 million. The difference was primarily attributable to an increase of US$2.5 million in receivables from broker-dealers and clearing organizations which was further a result of more cash being placed near the period end date with our broker-dealers in relation to our customers’ securities dealing activities in the United States.

Net cash used in operating activities for the year ended March 31, 2022 was US$6.9 million, as compared to the net loss of US$0.5 million. The difference was primarily attributable to (i) an increase of US$26,237 in receivables from customers and a decrease of US$6 million in payables to customers, which were significantly impacted by our customers’ fund allocation preferences on one specific date whereas on March 31, 2022, our customers left less cash with us in the designed accounts for their securities brokerage transactions; and (ii) a decrease of US$0.5 million in receivables from broker-dealers and clearing organizations and a decrease of US$0.9 million in payables to broker-dealers and clearing organizations, which were because we settled the payable balances with our broker-dealers more promptly near the year end date.

Net cash provided by operating activities for the year ended March 31, 2021 was US$10.5 million, as compared to the net loss of US$0.3 million. The difference was primarily attributable to (i) an increase of US$0.8 million in receivables from customers and an increase of US$12.1 million in payables to customers, which was significantly impacted by our customers’ fund allocation preferences on one specific date whereas on March 31, 2021, our customers placed more cash with us in the designed accounts for their securities brokerage transactions; and (ii) an increase of US$1.6 million in receivables from broker-dealers and clearing organizations and an increase of US$1.1 million in payables to broker-dealers and clearing organizations, which were because of more cash being placed with broker-dealers for US stock trading during the year.

Investing activities

Net cash used in investing activities for the six months ended September 30, 2022 and 2021 and the years ended March 31, 2022 and 2021 was US$22,171, US$3,110, US$18,313 and US$3,201 respectively, which was fully spent on the purchase of property and equipment.

Financing activities

Net cash provided by financing activities for the six months ended September 30, 2022 was US$628,281. This was primarily related to deposit of US$795,187 received from a group of investors who were to subscribe for our ordinary shares. The cash inflow was partially offset by payment of offering costs related to IPO of US$166,906.

Net cash used in financing activities for the six months ended September 30, 2021 was US$35,488. This was primarily spent on offering costs related to IPO of US$36,028 and partially offset by financings obtained from related parties of US$540.

Net cash used in financing activities for the year ended March 31, 2022 was US$35,431. This was primarily spent on offering costs related to IPO of US$35,970 and partially offset by financings obtained from related parties of US$539.

Net cash used in financing activities for the year ended March 31, 2021 was US$267,758, which was primarily contributed by financings obtained from related parties of US$383,842, which was partially offset by a dividend we paid to shareholders of US$116,084.

Quantitative and Qualitative Disclosures about Market Risks

Currency risk

Our operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers and amounts due from related parties. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit the cash with reputable banks located in Hong Kong. As of September 30, 2022, US$12,414,867 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 ($63,695) for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations and receivables from customers, we perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection trends, aging of receivables, securities we hold on hand of these counterparts. Saved as receivables from customers related to brokerage transactions of which under the contracts entered into between us and our customers, we are entitled to liquidate the security positions we hold on behalf of the particular customers in order to cover the receivable balances in case of default, we generally hold no collateral or security against other receivables. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. For the six months ended September 30, 2022 and 2021 and for the years ended March 31, 2022 and 2021, no allowance for doubtful accounts were recorded.

For the credit risk related amounts due from related parties, we consider the credit risk is immaterial as the outstanding balances were insignificant as of September 30, 2022, March 31, 2022 and 2021.

For the six months ended September 30, 2022 and 2021 and for the years ended March 31, 2022 and 2021, most of our assets were located in Hong Kong. At the same time, we consider that we are exposed to a concentration risk of revenues and receivables with specific counterparties. For the six months ended September 30, 2022, our top three customers accounted for approximately 19%, 17% and 9% of the total revenues for the period, respectively. For the six months ended September 30, 2021, our top three customers accounted for approximately 14%, 7% and 6% of the total revenues for the period, respectively. For the year ended March 31, 2022, our top three customers accounted for approximately 30%, 6% and 6% of our total revenues for the year, respectively. For the year ended March 31, 2021, our top three customers accounted for approximately 50%, 8% and 7% of our total revenues for year, respectively. As of September 30, 2022, receivables from the top three counterparties accounted for approximately 54%, 12% and 5% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers, respectively. As of March 31, 2022, receivables from the top three counterparties accounted for approximately 38%, 20% and 4% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers, respectively. As of March 31, 2021, receivables from the top three counterparties accounted for approximately 62%, 13% and 13% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers, respectively. As of September 30, 2022, March 31, 2022 and 2021, receivables from the top counterparty represented balances due from the clearing exchange in Hong Kong which arose from unsettled trades on trade-date basis.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial conditions and results of operations. We are exposed to floating interest rate risk on bank deposits and customers’ overdue. Nevertheless, we consider our interest rate risk is not material and we have not used any derivatives to manage or hedge our interest risk exposure.

Dividend

During the year ended March 31, 2021, we declared cash dividends of HK$900,000 (US$116,084) to our shareholders without any withholding tax levied on dividends in Hong Kong. As of March 31, 2021, the dividends declared have been fully settled by cash. No dividends were declared during the year ended March 31, 2022 nor the six months ended September 30, 2022 and 2021.

Off-Balance Sheet Commitments and Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Specifically, we have not entered into any financial guarantees, commitments or other arrangements to guarantee payment obligations of any parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

As of the date of this prospectus, we did not have any loss contingencies which require to be recognized or disclosed in our consolidated financial statements.

The following table summarizes our contractual obligations as of September 30, 2022:

		For the six months ended March 31, 2023	For the year ended March 31, 2024
	Total
	US$	US$	US$
Operating lease commitments	102,270	31,959	70,311

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index was an increase of 1.8%, 1.7% and 0.6% as of September 30, 2022, March 31, 2022 and 2021, respectively. Although we have not been affected by inflation at this point in time, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Significant Accounting Policies and Critical Accounting Judgments and Estimates

We have identified certain accounting policies that are significant to the preparation of our financial information. Some of our accounting policies involve subjective assumptions and estimates, as well as complex judgements relating to accounting items. In each case, the determination of these items requires management judgements based on information and financial data that may change in future periods. When reviewing our financial information, you should consider: (i) our selection of accounting policies; and (ii) the results to changes in conditions and assumptions. We set forth below those accounting policies that we believe are of critical importance to us or involve the most significant estimates and judgements used in the preparation of our financial information.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in our consolidated financial statements include, but are not limited to, allowance for doubtful accounts, determination of the useful lives of long-lived assets, impairment of long-lived assets, allowance for deferred tax assets, operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

Revenue recognition

a)      Revenue from Contracts with Customers

We follow the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when we satisfy the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when we satisfy a performance obligation.

We identified each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. We applied a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. We have no material incremental costs of obtaining contracts with customers that we expect the benefit of those costs to be longer than one year, which need to be recognized as assets.

Our principal revenue streams include:

Brokerage commissions

We earn fees and commissions from securities brokerage services based on a fixed rate for each transaction. When a customer executes a securities trading transaction with us, brokerage commission is recognized upon the completion of the transaction. Only a single performance obligation is identified for each securities trading transaction, and the performance obligation is satisfied on the trade date because this is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. Brokerage commissions are recognized at a point in time on the trade date. The securities trading transaction could not be cancelled once it is executed and is not refundable, so returns and allowances are not applicable. We recognize revenues on a gross basis as we are determined to be the primary obligor in fulfilling the trade order initiated by the customer.

Underwriting and placement income

We provide underwriting and placement services by acting as an underwriter, global coordinator, book runner or lead manager for securities issuances and bonds placements, in return for underwriting and placement income. We enter into a distinct underwriting or placement agreement with our customers, i.e. corporate issuers, for the provision of underwriting and placement services. The underwriting and placement service is distinct and is identified as one performance obligation. As stipulated in the underwriting and placement agreement, we will charge an underwriting and placement income based on certain percentage of the funds raised in the transaction, either initial public offerings or other fundraising or placement activities. Revenue from providing underwriting and placement services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of the public offering, i.e., listing of the securities or relevant exchanges, or the completion of a placement.

Introducing and referral income

We derive introducing and referral income from the introduction of customers to other financial service providers or other interested parties. We enter into distinct referral agreements with these parties in relation to the introducing and referral services rendered. Revenue from providing introducing and referral services is recognized at a point in time when the transaction and the performance is completed.

Other service revenues

We provide other financial services including dividend collection services, custodian services, introducing and referral services, and investment management services and earn income and commissions for these services provided.

Dividend collection services — We earn a fee based on a fixed rate for each transaction. Only a single performance obligation is identified in the contract and income from dividend collection services is recognized at a point in time upon the completion of the transaction.

Custodian services — We enter into distinct custodian agreements with its customers for the provision of custodian and administration services over a short period of time. The custodian agreement is distinct and is identified as one performance obligation. Revenue is recognized over time when the performance is satisfied throughout the contract terms

Investment management services — We provide investment management services by acting as investment manager for its customers in return for investment management fee income. We enter into distinct investment management agreements with its customers for the provision of investment management services. The investment management service is distinct and is identified as one performance obligation. Revenue from investment management services is recognized over time when the performance is satisfied throughout the contract terms and when it is probable that a significant reversal of revenue recognized will not occur in future reporting periods.

b)      Interest income and other

Interest income and other primarily consists of interests earned on bank deposits and customers’ overdue and government subsidies. Interest income is recognized as it accrues using the effective interest method. Interests on customers’ overdue represent interests charged on overdue receivables from customers arising from brokerage transactions. According to the contracts entered between us and our customers, we shall charge customers on amounts overdue, i.e. amounts due on brokerage transactions which are not yet settled on settlement dates, an interest at Hong Kong Prime Lending Rate plus 8% per annum, accrued on daily basis. Government subsidies primarily relate to one-off entitlement granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. We recognize government subsidies as other income when the conditions are met.

Receivables from customers

Receivables from customers include (i) amounts due on brokerage transactions on trade-date basis, those not yet settled by customers on settlement dates and other brokerage commission receivables relate to primary market; (ii) fee receivables from customers from underwriting and placement activities, introducing and referral services; and other services provided. Receivables from customers are recorded net of allowance for doubtful accounts. We record bad debt expense when determined by management to be uncollectible.

We review the adequacy of the allowance for doubtful accounts on a regular and an ongoing basis, using historical collection trends, aging of receivables, securities it holds on hand. We also periodically evaluate individual customer’s financial condition, credit history, and current economic conditions to make adjustments in the allowance account when necessary. Account balances are charged off against the allowance account after all means of collection have been exhausted and the potential for recovery is considered remote. We continue to evaluate the reasonableness of the allowance policy and update it if necessary.

Leases

We are a lessee of non-cancellable operating leases for corporate office premises. We determine if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All our leases are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, we consider options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is our incremental borrowing rate based on the information available at the lease commencement date.

The lease standard provides practical expedients for an entity’s ongoing accounting. We elect to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

We also elect to adopt the practical expedient that allows lessee to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include building management fees, utility expenses and property taxes included and payable in the lease contract. These non-lease components are not separated from the lease components to which they relate.

We evaluate the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. We review the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations.

Income tax expenses

We account for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated pursuant to the laws of the relevant tax authorities by using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of September 30, 2022, March 31, 2022 and 2021, our financial instruments comprised primarily cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customer, amounts due from related parties, payables to customers, payables to broker-dealers and clearing organizations, amounts due to a related party, accrued expenses and other liabilities. We conclude that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

Intangible assets

Our intangible assets represent the eligibility rights to trade on or through SEHK. They are originally recognized at cost and we have determined that such assets have indefinite useful lives. These intangible assets are not amortized and are tested for impairment annually either individually or at the cash-generating unit level. These intangible assets are also revised annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Impairment of long-lived assets

We review long-lived assets, including property and equipment, ROU assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months ended September 30, 2022 and 2021 and for the years ended March 31, 2022 and 2021, no impairment of long-lived assets were recognized.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Industry

Industry Overview

Hong Kong is one of the world’s largest securities markets by market capitalization. Hong Kong’s securities market is operated by the Hong Kong Stock Exchange and its futures market by the Hong Kong Futures Exchange (the “HKFE”), both being wholly owned by subsidiaries of the Hong Kong Exchanges and Clearing Limited (the “HKEx”). According to Migo, as an international financial hub and gateway to China, over the years, Hong Kong’s securities market has experienced remarkable growth in market capitalization. As of June 30 2022, in terms of market capitalization, the Hong Kong Stock Exchange ranked the seventh largest securities market in the world, and the fourth largest stock market in Asia, with a total market capitalization of approximately US$ 4,979.0 billion. The following table sets out the market capitalization and ranking of the world’s top stock exchanges as of June 30, 2022.

	Worldwide Ranking	Ranking in Asia	Market Capitalization (US$ billion)(7)
US (NYSE)	1		25,857.1
US (Nasdaq)	2		17,363.5
China (Shanghai)	3	1	7,374.5
Europe (NYSE Euronext)(1)	4		6,419.9
China (Shenzhen)	5	2	5,290.0
Japan (Japan Exchange Group)(2)	6	3	5,160.1
China (Hong Kong)(3)	7	4	4,979.0
UK (London Stock Exchange Group)(4)	8		3,071.6
India	9	5	3,065.7
Saudi Arabia (Tadawul)	10		3,059.5
Canada (Toronto)(5)	11		2,855.9
Switzerland	12		1,806.5
Germany (Deutsche Börse)	13		1,752.4
Northern Europe (NASDAQ Nordic Exchange)(6)	14		1,746.4
Korea	15	6	1,670.4

Notes:

____________

(1)      Comprises Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris

(2)      Comprises Tokyo Stock Exchange and Osaka Securities Exchange

(3)      Includes GEM

(4)      Comprises London Stock Exchange and Borsa Italiana

(5)      Includes TSX Venture

(6)      Comprises Copenhagen, Helsinki, Iceland, Stockholm, Tallinn, Riga and Vilnius Stock Exchanges

(7)      Ranking is based on market capitalization. Market capitalization excludes investment funds. All World Federation of Exchanges (WFE) member stock exchanges, not solely the main exchange for each country, are included in the ranking. Ranking excludes Bombay Stock Exchange to avoid double counting with National Stock Exchange of India.

Sources: The Securities and Futures Commission (SFC) of Hong Kong

Hong Kong capital market has a high level of openness to and freedom of capital flow. There is no limit on foreign investments imposed in the Hong Kong stock market. Local investors can freely participate in investment in free capital markets overseas. There is also no foreign exchange control. According to Hong Kong Monetary Authority, such free flow of capital and barrier-free investment attracted overseas institutions and made significant contributions to the development of the Hong Kong capital market. This also allows the development of diversified financial instruments and mergers and acquisitions and financing activities to be conducted conveniently.

Total market capitalization and the number of Hong Kong listed companies

The Hong Kong Stock Exchange operates two markets, the Main Board is for more established companies that satisfy higher financial and track record requirements and Growth Enterprise Market (the “GEM”) is for a market with lower listing eligibility criteria but similar continuing obligations compared to the Main Board, serving the needs of small and mid-sized issuers.

The total market capitalization of the Stock Exchange (including the Main Board and GEM) increased from approximately HK$33,999 billion (approx.US$4,358.8 billion) as of December 31, 2017 to approximately HK$39,065 billion (approximately US$4,979.0 billion) as of June 30, 2022. In 2021, the market capitalization of the companies listed amounted to approximately HK$58,672 billion (approx. US$7,522.0 billion), with a CAGR of about 14.6% since 2017. In line with the general trend of market capitalization, the number of listed securities on the Stock Exchange also increased from 12,803 as of December 31, 2017 to 16,510 as of June 30, 2022.

Total market capitalization and aggregated number of listed securities(#) in Hong Kong from 2017-2022

70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
HK$ billion
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
12,803
13,290
12,795
17,041
18,882
16,510
33,999
29,909
38,362
47,523
58,672
39,065
2017
2018
2019
2020
2021
2022*
Total market capitalisation
Number of listed securities

____________

*        As of June 30, 2022

(#)      Listed securities include ordinary shares, preferred ordinary/preference shares, warrants, callable bull/bear contracts, equity instruments, debt securities and unit trust/mutual fund listed on the Stock Exchange.

Sources: HKEx

Securities Dealing and Brokerage Service

The licensed securities dealing and brokerage service industry comprises corporations conducting Type 1 (dealing in securities) regulated activity, and these corporations are generally referred to as brokerage firms or brokerage service providers. These corporations provide securities dealing and brokerage services to clients (including principals and investors) which may involve (i) trading and brokering securities in respect of trades for clients, (ii) marketing and distributing of securities (including mutual funds and unit trusts) to clients, and (iii) placing and underwriting of securities in respect of fundraisings and secondary offerings and sale. Some brokerage firms may also provide securities margin financing services to facilitate the acquisitions or holdings of securities by their clients if they can meet the more stringent financial resources requirements set out in the SFO. The main function of a Type 1 licensed corporation, as the securities brokerage service provider, is to act as an agent to facilitate securities trading activities for investors in respect of securities listed on the Stock Exchange and/or on overseas markets. The main revenue stream of brokerage firms is the commission fee charged to clients, as well as the interest income in the event that the clients fail to settle trades. A securities brokerage firm may also generate revenue from commission and fee income through placing and underwriting securities in respect of fundraisings and secondary offerings and sales, and interest income from the provision of securities margin financing services.

Secondary Market Turnover

According to Migo, the commission income of the securities brokerage firm is highly dependent on the performance of the stock market and the overall securities market turnover. According to the statistics of HKEx, the total annual trading turnover and average daily trading turnover grew significantly from approximately HK$21,709 billion (approx.US$2,783.2 billion) and approximately HK$88 billion (approx.US$11.3 billion) in 2017 to approximately HK$ 41,182 billion (approx.US$5,279.7 billion) and approximately HK$167 billion (approx.US$21.4 billion) in 2021, representing CAGRs of 17.4% and 17.4%.

However, according to Migo, the performance of Hong Kong’s securities and stock market has experienced fluctuation over 2017 to 2021. From 2017 to 2018, the trading turnover in Hong Kong stock market was driven by the launch and implementation of the Shenzhen-Hong Kong Stock Connect, with average daily trading turnover reaching a record high of approximately HK$26,423 billion (approx.US$3,387.5 billion) and approximately HK$107 billion (approx.US$13.7 billion) respectively in 2018. In 2019, the total annual turnover and average daily turnover dropped down to approximately HK$21,440 billion (approx.US$2,748.7 billion) and approximately HK$87 billion (approx.US$11.1 billion), which was affected by a series of negative factors including U.S.-China trade tension and prolonged local unrest and social incidents. Nonetheless, in 2020-2021, despite of the fact that the outbreak of COVID-19 has adversely impacted the economic development in Hong Kong, the securities market remained strong and active, with the total annual trading turnover and average daily trading turnover registering year-on-year growth rates of 28.3% and 29.5%, respectively.

Total turnover and average daily turnover from 2017 to 2021 of the Hong Kong securities market

45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
HK$ billion
180
160
140
120
100
80
60
40
20
0
HK$ billion
88
107
87
129
167
21,709
26,423
21,440
32,110
41,182
2017
2018
2019
2020
2021
Total turnover
Average daily turnover

Sources: HKEx

Competition Landscape of Securities Dealing and Brokerage Industry

To trade securities through the trading facilities of Hong Kong Stock Exchange, the participants must (among others) hold the Stock Exchange Trading Rights and be a Stock Exchange Participant. They should also be licensed corporations that can carry on Type 1 (dealing in securities) regulated activity under the SFO. They should also comply with the financial resources rules stipulated by the Financial Resources Rules (amendments) and the HKEx. As of June 30, 2022, there were 703 trading right holders registered in the Hong Kong Exchanges and Clearing Limited, which comprised 604 trading Exchange Participants, 85 non-trading Exchange Participants and 14 non-exchange participants. The participants are divided into 3 categories, ‘‘A’’, ‘‘B’’ and ‘‘C’, based on market share, by the Stock Exchange:

(a)     Category A (brokerage firms ranking 1st to 14th, by proportion to total turnover);

(b)    Category B (brokerage firms ranking 15th to 65th, by proportion to total turnover); and

(c)     Category C (brokerage firms ranking after 65th, by proportion to total turnover).

The following chart illustrates the respective market shares of different categories of Stock Exchange Participants from 2017 to 2022.

Participants	2017	2018	2019	2020	2021	2022*
	(%)	(%)	(%)	(%)	(%)	(%)
Category A	54.6	55.7	58	58.2	59	63.6
Category B	34.9	35.7	34	34.5	33.8	30.86
Category C	10.5	8.7	8	7.4	7.2	5.54

____________

*        For the six months ended June 30, 2022

Source: HKEx

Hong Kong’s securities dealing and brokerage market is dominated by the 14 Stock Exchange Participants under Category A that accounted for approximately 59% market share in terms of turnover for 2021. The market share of Stock Exchange Participants under Category A has experienced an increase and Category C has experienced an decrease from approximately 54.6% and 10.5%, respectively, in 2017 to approximately 59% and 7.2%, respectively, in 2021, while the market share the Stock Exchange Participants under Category B has recorded a decrease from approximately 34.9% in 2017 to approximately 33.8% in 2021. The number of Category C firms reached 637 in 2021, representing a CAGR of 7.4%.

For the year ended December 31, 2021, I Win Securities Limited, our wholly-owned subsidiary, was ranked as a Category C broker by the Stock Exchange.

Placing and Underwriting Services

The Placing and underwriting services are essential for fundraising activities in the capital market, and relevant service providers in Hong Kong are required to obtain an HKSFC license to carry on Type 1 regulated activity. Such placing and underwriting services providers are generally referred to as underwriters and placing agents. The main responsibility of both underwriters and placing agents is to act as an agent to identify potential investors to subscribe for securities of issuers and to acquire securities from selling shareholders, while underwriters are also involved in carrying out and organizing roadshows and other marketing activities during the book building process as well as involved in the pricing process of IPOs. The main revenue stream of the placing and underwriting services providers is the commission charged to clients from the provision of the placing and underwriting services which is calculated according to a predetermined commission rate that varies on a case-by-case basis and usually ranges from less than 1% to up to 20% of the value of securities being placed or underwritten.

According to the statistics of the HKSFC, in 2017, there were approximately 1,247 Type 1 financial institutions that provide the placing and underwriting services in Hong Kong. In 2021, the number of Type 1 financial institutions increased to 1,487, respectively, with a CAGR of about 4.5% since 2017. As of June 30, 2022, the licensed corporations that can carry on Type 1 regulated activity under the HKSFO increased to 1,509. The placing and underwriting services market in Hong Kong is consolidated and dominated by the top market players who provide a wide range of investment banking services in addition to the placing and underwriting services. The other players in the market, being Category B and C participants, operate on a boutique scale and focus on the provision of several services.

IPO and Fund Raising in Hong Kong

According to Migo, total revenue generated in the placing and underwriting service market in Hong Kong is positively correlated with IPO and funds raised on the Hong Kong Stock Exchange. Hong Kong is one of the world’s most active markets for IPO. According to the statistics of HKSFC, Hong Kong ranks fourth in total funds raised among the global IPO markets in 2021 and has been the world’s top five IPO markets in the past five years. The large number of listed and newly listed companies on the Hong Kong stock market has created significant demands for the placing and underwriting services in Hong Kong. Furthermore, the total funds raised from the equity markets in Hong Kong, through IPO and post-IPO, increased from approximately HK$580 billion (approx. US$74.3 billion) in 2017 to approximately HK$771 billion (approx. US$98.8 billion) in 2021, representing a CAGR of approximately 7.4%.

In 2021, there were 98 IPOs launched in Hong Kong, representing a decline CAGR of approximately 13.4% from 2017, when there were a total number of 174 IPOs launched in 2017. According to Migo, the reason for such a decrease is due to the fact that the Hong Kong IPO market has been hit by the COVID-19 pandemic, the U.S.-China trade tensions, China’s regulatory changes in relation to security concerns regarding Chinese companies listing overseas, and other geopolitical tension.

However, according to Migo, with reference to the Government press release in May 2022, in light of heightened geopolitical tensions, the uncertainty of the COVID-19 pandemics, inflation, and interest rate increase by major central banks, which cause uncertainty to the outlook for Hong Kong IPO markets, but the Hong Kong IPO market should remain resilient given its unique advantages as an international financial center. According to the statistics of HKEx Fact Book, despite the decline in the number of IPO, there has been an overall increase in the funds raised through IPO from 2017 to 2021, from approximately HK$129 billion (approx.US$16.5 billion) in 2017 to approximately HK$331 billion (approx.US$42.4 billion) in 2021, representing a CAGR of approximately 26.6%. In terms of post-IPO equity funds raised in Hong Kong, the amount decreased from approximately HK$452 billion in 2017 to approximately HK$346 billion in 2020, then rebounded to HK$442 billion in 2021.

Number of IPOs and the total funds raised through IPO in Hong Kong from 2017 to 2021

HK$ billion
Number
450
400
350
300
250
200
150
100
50
0
250
200
150
100
50
0
2017
2018
2019
2020
2021
129
288
314
400
331
174
218
183
154
98
Total funds raised through IPO
Number of IPOs

Source: HKEx Fact Book

Furthermore, according to the statistics of HKEx Fact Book, in 2020, there were 154 new IPO launched, raising approximately HK$400 billion, which is a record high since 2017 in terms of total funds raised; compared with 183 IPOs raising approximately HK$314 billion (approx. US$40.2 billion) in 2019 — despite a 15.8% drop in the number of IPOs, there was a 27.4% increase in terms of funds raised. With reference to the Government press release May 2022, the strong performance can be attributable to the launch of the Hang Seng Tech Index, the acceptance by the Hong Kong Stock Exchange of the Weighted Voting Rights (WVR) used by the tech giants based in Mainland China, and changes in market sentiments towards the U.S. securities market regulatory environment, which drives more Mainland Chinese companies to get listed on the Hong Kong Stock Exchange, instead in the U.S. For example, there were nine Chinese companies listed in the US having their secondary listing on the Hong Kong Stock Exchange in 2020, raising a total of HK$131 billion (approx. US$16.8 billion), representing approximately 34% of the total funds raised in 2020. According to Migo, although the geopolitical issues have triggered certain negative factors that affected Hong Kong’s capital market, as China’s most internationalized city with the free flow of capital, ample liquidity, and an ability to innovate and reform to embrace change, Hong Kong is certain to remain the most preferred overseas listing destination for the Mainland Chinese companies.

Asset Management Services

Asset management refers to the investment advisory and management of investment funds and securities by holding the licenses to carry on Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

Major market players engaging in the asset management business in Hong Kong comprise licensed corporations (such as securities firms or asset management companies licensed by the HKSFC), registered institutions (such as banks or deposit-taking companies engaging in the asset management business), and insurance companies.

According to the statistics of the HKSFC, 1,838 and 2,039 licensed corporations, 94 and 36 registered institutions, 5,010 and 4,962 responsible/approved officers for Type 4 (advising on securities) and Type 9 (asset management) regulated activity as of the end of June 30, 2022. The number of licensed responsible/approved officers to carry on Type 4 and Type 9 licenses increased from 3,513 and 3,576 in 2017 to 4,905 and 4,855 in 2021, at a CAGR of approximately 8.7% and 7.9%. As of June 30, 2022, the number of licensed corporations and licensed responsible/approved officers recorded an increase of 65 and 105 for Type 4 license, as well as 60 and 107 for Type 9 license. Recently, there has been an increase in the number of China asset management service firms. Investment funds manage assets of various asset classes (shares, bonds and derivatives) and other assets (e.g. real estate) in order to meet specified investment objectives for the benefit of the investors. Some investors may also authorise asset managers to manage the dealing and investments of securities in their securities trading account(s), and this is commonly referred to as discretionary account management. According to Migo, services and transactions under discretionary asset management are often tailored for professional, high-net-worth individuals or institutional investors, while products, such as pension fund, possess a relatively higher minimum investment requirement for investors. The main stream of revenue of licensed asset managers is the management fee, which is paid to the asset manager on an ongoing basis and is deducted from the net asset value of managed funds.

According to the Asset and Wealth Management Activities Survey (previously known as the Fund Management Activities Survey) 2021 published by the HKSFC in July 2022, the asset and wealth management business in Hong Kong amounted to increase from approximately HK$24,270 billion (approx.US$3,111.5 billion) in 2017 to approximately HK$35,546 billion (approx.US$4,557.2 billion) in 2021, representing a CAGR of approximately 10%. The following chart illustrates a breakdown of the asset and wealth management business’ assets related in Hong Kong by major market players from 2017 to 2021.

40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
HK$ billion
2017
2018
2019
2020
2021

	2017	2018	2019	2020	2021
Trustees	0	908	955	1,099	603
Licensed Corporations	16,081	15,071	18,202	22,429	24,034
Registered Intitutions	7,551	7,149	8,502	10,232	9,602
Insurance Companies	638	827	1,110	1,171	1,307

Insurance Companies
Registered Intitutions
Licensed Corporations
Trustees

Source: HKSFC

According to Migo, the demand for asset management services, especially the demand for discretionary asset management services, is expected to continue to grow in Hong Kong, for: (i) the unwillingness of investors to devote substantial time and effort in connection with making day-to-day investment decisions; (ii) engaging of asset managers time-constrained locals and Mainland China high-net-worth or institutional clients are able to delegate the investment process to a qualified and competent asset manager who is able to spontaneously and efficiently act on available real-time information; (iii) the comfort of access to better investment opportunities through the professional portfolio or fund managers; and (iv) discretionary account managers are generally more proactive in seizing investment opportunities at better offers, as they are incentivized through the performance-driven compensation mechanism of a percentage fee of the assets under management.

Market drivers and opportunities

Emerging and innovative sectors to be listed on the Stock Exchange

The Stock Exchange’s new rules to broaden Hong Kong’s listing regime became effective on April 30, 2018. Under the new listing regime, companies from emerging and innovative sectors, including biotech companies, are encouraged to seek listing in Hong Kong. The new listing rules offer domestic and international investors greater access to fast-growing companies from emerging and innovative sectors, and hence may generate an increase in equity issues and investments. Therefore, the new regime is expected to provide a growth opportunity for placing and underwriting services providers in Hong Kong.

Increase in the number of Mainland Chinese Companies listing on the Stock Exchange

The number of Mainland China companies listed on the Hong Kong Stock Exchange increased from 1,051 in 2017 to 1,368 in 2021 representing a CAGR of approximately 6.8%. The increase in the number of Mainland Chinese Companies listed in Hong Kong may support the growth of funds raised through the Hong Kong stock market, facilitating the development of the placing and underwriting services market. With a general expectation of Hong Kong as the preferred listing destination due to the positive impacts brought by the recent regulatory reforms, an increasing number of small and medium-sized listing applicants will continue to present opportunities for the placing and underwriting services market in Hong Kong.

Furthermore, according to Migo, with reference to a report released by an accounting firm in the year 2022, Hong Kong continues to be the natural choice for homecoming listings because of the location of the primary gateway and its capital flow mechanisms with Mainland China, underpinned by the current uncertainties Mainland Chinese issuers are facing in the US market. Homecoming listings in Hong Kong from the U.S. capital market are expected to continue to support the fundraising and capital market of Hong Kong in the second half of 2022.

Comprehensive and evolving regulatory regime

Supervision of the securities and futures markets by the HKSFC and the HKEx ensures the regular and normative operation of the market and strengthens and protects the integrity and soundness of Hong Kong’s securities and futures markets for the benefit of investors and the industry. Hong Kong’s regulatory regime continues to evolve with an aim of capturing the latest opportunities and market dynamics in the capital market, including the new listing regime for emerging and innovative companies.

The fast growth in of Ultra High Net Worth Individuals (UHNWIs) who require private wealth and asset management services

Despite the COVID-19 and economic uncertainties, according to Migo, with reference to the Wealth Report 2022 released by a real estate consultancy firm, the number of UHNWI (individuals who have a net worth of over US$30 million) was in Mainland China and Hong Kong increased by 15.8% and 13.4% to 70,426 and 5,042 in 2020, respectively; and is forecasted to expand by 46.3% and 25.8% between 2020 to 2025, respectively. There is a growing trend of leading and large-scale financial and wealth management service providers shifting their business focus to ultra-high net worth clients and off-boarding midmarket clients, which motivates these leading and large-scale players to enhance their service capability for expanding their ultra-high net worth client bases, while providing an opportunity to other small to mid-scale players to increase their market share and acquire high net worth clients in the mid-market segment in Hong Kong.

Entry Barrier

Client and investor bases, and industry network

The main responsibility of the placing and underwriting services providers in a placing/underwriting deal is to sell equities issued by the company to suitable investors, which requires leveraging the service provider’s wide industry network and diversified investor base. According to Migo, new entrants with unestablished client and investor bases and limited industry connections may find it difficult to compete with existing industry players. In addition, placing and underwriting deals are often awarded through current or previous clients or investors or referrals. Limited industry networks and unestablished client and investor bases may, therefore, hinder a new entrant’s exposure to business opportunities in the placing and underwriting services market in Hong Kong, posing a barrier to enter.

According to Migo, it would be difficult for new entrants to enter the licensed securities dealing service industry in Hong Kong as competitors are well-established with well-recognized reputations in the industry, and have solid relationships with clients. Further, current market players are more familiar with the industry and business operations, and therefore, new entrants may find it difficult to compete in a such mature market.

The requirement to comply with the FRR and the new conduct requirements for book building and placing activities which will take effect in August 2022

All licensed corporations are required to comply with the paid-up capital requirements (minimum paid-up share capital HK$10 million (providing securities margin financing), or HK$5 million (in any other case) for Type 1 and HK$5 million for Type 4 and Type 9). The minimum liquid capital requirements are HK$500,000 (approved introducing agent or trader) or HK$3 million (in any other case) for Type 1 and HK$100,000 (if does not hold client assets) or HK$3 million (in any other case) for Type 4 and HK$100,000 (if does not hold client assets) or HK$3 million (in any other case) for Type 9 under the FRR in order to become and remain licensed by the HKSFC. Licensed corporations are required to have sufficient liquid assets to meet ongoing liabilities as they fall due and to periodically report their financial positions to the HKSFC. Therefore, new entrants and existing licensed corporations may face challenges in meeting the requirements regulated by the FRR.

The new requirements will become effective on August 5 2022. There should be more compliance with the new requirements will inevitably involve extra time, costs and resources for newcomers. The new conduct requirements for book building and placing activities will be set out in a new paragraph 21 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission (Code of Conduct) while the sponsor coupling requirement will be reflected in the amended paragraph 17 of the Code of Conduct. There will also be consequential changes to the Guideline to sponsors, underwriters and placing agents involved in the listing and placing of the GEM stocks.

Human capital constraint

According to Migo, the financial industry is labour-intensive and the requirement to employ skilled professionals such as Licensed Responsible/Approved Officers, and such skilled professionals are very scarce. The ability of the management team determines the earning of market share and stability of the asset management business. Therefore, whether there is an excellent talent team is also a potential factor restricting market entrants, and would be costly for new entrants to comply with and fulfill licensing conditions.

Fierce competition

According to Migo, various licensed corporations, including international large-scale investment banks, China-funded securities groups, and local securities companies, are competing intensively for larger market share. According to Migo, new entrants need to compete with leading players or other established players in the industry who usually have years of experience, the pool of talents, sound reputation, large client base and network accumulation in the market, with mature business models and operational processes.

BUSINESS

Overview

Founded in November 2016, we, through our Operating Subsidiaries, are a Hong Kong-based financial services provider principally engaged in the provision of (i) placing and underwriting services; (ii) securities dealing and brokerage services; and (iii) asset management services. Our business is carried out through our wholly owned Operating Subsidiaries: a) I Win Securities Limited, which is licensed to conduct Type 1 (dealing in securities) regulated activities under the SFO in Hong Kong, and b) I Win Asset Management Limited, which is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong. I Win Securities Limited is the Stock Exchange Participant and holds one Stock Exchange Trading Right. I Win Securities is a participant of the HKSCC.

The table below sets forth the licenses obtained by us under the jurisdiction of Hong Kong.

License type and trading right	Entity name
HKSFC Type 1 License — Dealing in securities	I Win Securities
HKSFC Type 4 License — Advising on securities	I Win Asset Management
HKSFC Type 9 License — Asset management	I Win Asset Management
Stock Exchange Participants (Participant ID: 02092)	I Win Securities
HKSCC Participants (Participant ID: B02092)	I Win Securities

The service offerings of the Operating Subsidiaries mainly comprise the following:

•        Underwriting and Placing Services:    acting as (i) book runner, lead manager, or underwriter of listing applicants in IPOs or other fundraising activities; and (ii) placing agent of listed companies in connection with their issuance or sale of securities, in return for underwriting and/or placing commission. We also charge investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged us to provide placing and underwriting services in respect of the relevant securities. Our revenue was substantially derived from our placing and underwriting services, which accounted for 35.14%, 15.41% and 71.36% of our total revenue for the six months period ended September 30, 2022, and the years ended March 31, 2022 and 2021, respectively.

•        Securities Dealing and Brokerage Services:    providing securities dealing and brokerage services for trading in securities on the Hong Kong Stock Exchange and in other overseas markets. We act as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and facilitate our clients’ trading of securities listed on selected overseas stock exchanges, including the United States, in return for brokerage commission income. Ancillary to our securities brokerage and dealing services, we provide nominee services, custodian services, scrip handling services and handling services for corporate actions to our brokerage clients. At the same time, we also facilitate the subscriptions to IPOs and secondary placings, either conducted by Hong Kong issuers who engage our placing and underwriting services or conducted by other financial services providers in Hong Kong. For the six months period ended September 30, 2022, the years ended March 31, 2022 and 2021, respectively, 56.38%, 80.81% and 26.66% of our total revenue was derived from securities dealing and brokerage services.

•        Asset Management Services:    offering discretionary account management and fund management services that cater to different investment objectives of our clients, through I Win Asset Management Limited (“I Win Asset Management”). Our asset management services accounted for 1.76%, 1% and 0% of our total revenue for the six months period ended September 30, 2022, the years ended March 31, 2022 and 2021, respectively.

Our revenues were US$1.2 million and US$1.0 million for the six months ended September 30, 2022 and 2021, respectively, and US$2.3 million and US$6.1 million for the years ended March 31, 2022 and 2021, respectively. We recorded net loss of US$0.5 million and US$0.3 million for the six months ended September 30, 2022 and 2021, respectively, and net loss of US$0.5 million and US$0.3 million for the years ended March 31, 2022 and 2021, respectively. We plan to keep our business growing by strengthening our securities brokerage, underwriting and placement services and develop our asset management business and margin financing services. Our diversified business portfolio allows us to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to clients. For further details of our services, please refer to the paragraph headed “Business — Our Services and Revenue Model.”

Competitive Strengths

A proven and experienced management team consisting of industry veterans

We have a team of experienced and competent professionals consisting of industry veterans in Hong Kong’s financial services industry with substantial expertise and experience in formulating business strategies, monitoring and supervising compliance matters, overseeing financial condition and performance, and managing, executing and supervising our operations with an aim to provide services to our clients in a reliable, efficient and professional manner. Mr. Wai Lok Raymond, FONG, our Director, who is also the Responsible Officer and the member of the senior management of our Operating Subsidiaries, has over 22 years of experience in the financial services industry, including but not limited to underwriting and placing, private wealth management, asset management, compliance and risk management, with a proven track of participating in over 110 IPO underwriting and placement projects. Mr. Ngan Sammy, SHUM, our Director, who is also the Responsible Officer and the member of the senior management of the Operating Subsidiaries, possesses over 16 years of experience in the financial services industry, including private wealth, asset management and compliance. He is also well-connected with various high-net-worth clients and family offices in Mainland China and Hong Kong.

Leveraging on our industry veteran’s experience and networks in the financial industry, we believe that we are able to respond promptly and appropriately to the ever-changing market conditions and environment as well as continue to expand our client base. Further, we have an experienced team of licensed representatives who are responsible for carrying out our regulated activities, together with our professional staff who carry out requisite business functions (including compliance, risk management, finance, accounting, and settlement). Together with our senior management team, our staff enables us to implement our business strategies, provide quality services to our clients, manage our compliance and risks, identify and capture business opportunities, maintain relationships with existing clients, and procure prospective clients.

Established and strong relationship with our clients and stable client base

We benefit from our extensive business networks and stable client relationship which have over the years assisted us in gaining market exposure and brand recognition in Hong Kong. Through our networks and contacts, we have established a solid and stable client base which we believe will continue to grow.

We believe that the growth of our client base is not materially attributable to the use of price competition measures or the undertaking of aggressive advertising or marketing campaigns, but through fostering and maintaining relationships with our client network, which are developed through the provision of reliable and personalized services by our experienced account executives, staff dealers, and management over the years, building our brand’s reputation and understanding our clients’ needs and requirements. We believe that, through maintaining good relationships with our existing clients, client referrals through the word-of-mouth of our clients who were satisfied with our services are critical to our continuous growth.

We believe that over the years, I Win brand has become a recognized brand within the securities industry in Hong Kong and this is largely attributable to a number of factors including, but not limited to, (i) our ability to provide personalized services through our understanding of our clients’ needs in the constantly evolving financial landscape; (ii) the reasonableness and competitiveness of fees and commissions that we charge for our services; and (iii) the reliability of our operating systems and qualified staff capable of satisfying our clients’ needs. We believe that these attributes will continue to assist us in growing our client base.

Synergies among our different lines of services which generate diversified and stable sources of revenue

We believe that the complementary nature of our different lines of business creates synergy and enables us to generate a diversified and stable source of income. We are able to leverage on our existing pool of securities trading clients when acting as book-runner, lead manager, underwriter or placing agent in placing and underwriting engagements in that our securities trading services act as a channel for procuring suitable investors to subscribe for securities offered under placing and underwriting projects undertaken by us. With the growth of our placing and underwriting business, we believe that there will be growing demand for our securities trading services from clients who would like to benefit from trading opportunities gained through access to allocations granted to us (for subscriptions and acquisitions of securities) under placing and underwriting projects undertaken by us.

Our asset management services provide professional insights and investment advice for our clients to allocate their asset portfolios and diversify their investment risk. Each of our high-net-worth clients is served by our experienced and professional account manager who is able to readily render personalized service, and we are ready to provide support when needed. We are committed to providing progressive, pragmatic, and quality asset management plans with regular analyses of market trends, along with flexible wealth management solutions to help clients to broaden their investment horizons. Our asset management services further enhance the growth of our securities brokerage and financing services, especially amongst the high-net-worth clients, which allow us to create cross-selling opportunities, optimize client service coverage and grow a group of a loyal high-net-worth client base to achieve business growth.

Growth Strategies

Strengthening our placing and underwriting services

Our placing and underwriting business is our core competence. We intend to further our market position to capitalize on opportunities arising from sustainable growth in the Hong Kong capital market by (i) extending our industry networks; (ii) exploring business opportunities, in particular, to take up more significant values or to participate in a more significant manner (in terms of underwriting and placing amounts) in respect of project engagements; and (iii) expanding our placing and underwriting team through the recruitment of additional staff, including Responsible Officer of directors grade with extensive securities and equity capital markets experience and network and staff dealers, respectively, with equity capital market and finance experience.

Expanding our securities dealing and brokerage market presence in relation to the United States exchanges

We have observed a significant increase in client’s demand for securities trading in U.S. exchanges. For the year ended March 31, 2022, 59% of our brokerage commission income was derived from the trades in the United States market, whereas 40% and 1% is derived from Hong Kong Stock Exchange and other stock exchange respectively. For the six months ended September 30, 2022, 73% of our brokerage commission income was derived from the trades in the United States market, whereas 20% and 7% is derived from Hong Kong Stock Exchange and other stock exchange respectively. Currently, we do not have any trading rights in the United States. Instead, we have engaged ViewTrade Securities, Inc. (“ViewTrade”), a securities broker-dealer in the U.S., as our external broker for carrying out the trades in the U.S exchanges, for us to provide U.S. securities trading and brokerage services to our clients. As the institutional client of ViewTrade, we are required to pay commissions and fees to ViewTrade at agreed rates for orders we placed with them on behalf of our clients. In turn, we charge our clients a markup on commissions and fees on top of the amounts we are required to pay to external brokers. However, we believe the external broker arrangement is insufficient to maintain our pricing competitiveness against other securities brokerage firms who may offer lower or even zero rate of brokerage commission to our current or potential clients.

We plan to establish long-term partnership and collaboration with suitable licensed financial institutions, brokerage firms, and asset management firms in the United States, through joint-venture or strategic partnership, to obtain a more favorable commission and fees arrangement from our partners in the United States. Additionally, we plan to commence our U.S. exchanges securities and brokerage services, instead of relying on external brokers, by obtaining the relevant licenses and trading rights in the United States, either applying for those licenses by establishing U.S. offices and recruiting suitable personnel locally in the U.S., or through business acquisition.

Developing our securities margin financing services

We have been observing an increase in client’s demand to provide margin financing to facilitate their purchase of securities listed on the Stock Exchange and short-term IPO financing for subscription of shares, on a margin basis. Margin financing refers to the provision of funds by a securities brokerage firm, like I Win Securities, whereby the funds borrowed from a securities brokerage firm to be used for carrying out margin trading on a leveraged basis, and the relevant securities purchased form the collateral to secure the repayment of the loan granted by the securities brokerage firm.

Although we have received the approval from the HKSFC on November 12, 2020 to provide the margin financing services, we decided not to commence such services due to the capital requirements under the FRR and the HKSFC, as the ability for us to commence our margin financing services and the size and operation of such are limited by our capital resources and our level of bank borrowings, which are subject to the capital requirements under the FRR by the SFC. Furthermore, as per SFC’s Guidelines for Securities Margin Financing Activities (“Margin Financing Guideline”), licensed brokers like us, are required not to over-leverage themselves in conducting margin financing activities. In particular, the margin loans-to-capital multiple benchmarks should be restricted to five or less, i.e., the licensed broker may not provide margin loans exceeding five times its capital (including shareholders’ funds and any outstanding subordinated loans approved by the SFC).

We now intend to commence our securities and IPO financing business and expand our customer base which will trade securities with us on a margin basis with an aim to increase our interest income. We intend to enlarge our capital resources, while in compliant with Margin Financing Guideline and FRR. We intend to apply part of the net proceeds from this offering to develop our financing services, in addition to the banking borrowing and our internal resources. With the expansion of our margin book (i.e. increase the amount of share capital which may be utilized for the purpose of granting margin loans), we intend to enhance the size and volume of margin loans we may be able to extend to our clients. Coupled with the expansion in our margin financing services, our securities dealing and brokerage service is expected to be more active as customers are required to trade through their accounts with us when utilizing our securities and IPO financing services. We also envision that establishing our margin financing service will create synergies with our asset management services, which provide our high-net-worth individual clients who have strong demand for financing services, thereby creating more cross-selling opportunities.

Enhancing and developing our asset management business

We aim to develop our asset management business by diversifying the types of asset management schemes to satisfy the needs of different clients. We plan to enhance our research capabilities to better serve our asset management team, high-net-worth individual clients and institutional investors by continuously recruiting qualified research analysts to support the investment decision-making and investment management processes of the asset management team. We will expand the breadth and depth of research of listed companies in relevant key areas, to provide quality research reports to our operation team and client, ultimately increasing investment return and the AUM of the I Win Growth SPC fund and discretionary accounts under management. We believe that by achieving strong returns for our clients, we can attract more AUM from our existing or potential clients. We also anticipate that growth in our asset management services will lead to organic growth in our securities broking services. We envision, with the proper development of our asset management business, we will gradually achieve a sound growth of the total size of the assets under our management, generating more asset management fees and performance-based incentive income, so as to broaden our revenue base in the long run.

Enhancing our IT systems

With the rapid development of financial technology, we believe our clients are putting significant value to the use of technology as a consideration when they select brokerage and other intermediary service providers, other than the commission rate. We believe that the continued enhancement of our IT systems and infrastructure and the optimization of IT resources are important for fostering our business growth.

We plan to upgrade our portfolio management system and trading system to further streamline the efficiency, convenience, and comprehensiveness of our trading system and provide our clients with a user-friendly interface to ensure that they can securely manage their wealth portfolios with ease. Furthermore, with our ongoing objective to remain competitive and to facilitate the expansion of service offering, we intend to (i) subscribe to a new integrated system comprising both portfolio management and risk management functions, including but not limited to features such as managing security, redundancy, disaster recovery and database administration as well as providing market data (such as corporate actions, massive correlation, dividend tables, and volatility datasets); (ii) subscribe to a new clients’ relationship management system with the aim of enhancing client satisfaction; (iii) subscribe to a new business continuity planning service (which includes data management and cloud storage archiving) and co-location service as a back-up workplace in case there is any disruption to our office; and (iv) subscribe to the financial and market data vendors, such as the Bloomberg Terminal, to enhance our analytical and research capabilities to support our asset management and placing and underwriting services.

Our Services and Business Model

We are a financial services provider in Hong Kong engaging in the provision of (i) placing and underwriting services; (ii) securities brokerage and dealing services; and (iii) asset management services.

Placing and Underwriting Services

The Operating Subsidiaries participate in different kinds of fund raising exercises for companies listed on the Hong Kong Stock Exchange by acting as the joint-bookrunner, lead manager, co-lead manager, underwriter, sub-underwriter, sub-agent, placing agent or sub-placing agent. Those fund raising exercises included placing and IPO of shares of newly-listed companies, placing of new shares of listed companies under general mandate or specific mandate, top-up placement of shares of listed companies, issue of new shares of listed companies by way of rights issue or open offer and unlisted debt securities by listed companies. In addition to acting for listed companies on the Stock Exchange, we were engaged as placing agents for listed companies to place bulk volume of securities in the secondary market.

During the course of providing our placing and underwriting services, we may engage sub-placing agents or sub-underwriters, to form placing and/or underwriting syndicates. We aim to leverage on these parties’ distribution capabilities for the completion of the placing and underwriting exercise, to share the risks of undersubscriptions, and/or to lessen the extent of depletion of our liquid capital.

For underwriting exercise, we generally underwrite IPOs on a fully-underwritten basis, by which we are obliged to take up or procure the applications of any unsubscribed shares offered by the issuer in the IPO up to our maximum underwriting commitment, as agreed with the lead bookrunner or manager and the issuer in the relevant underwriting agreement, in the event of any under-subscription of shares in the relevant share offer. For placing exercises, we usually agree with the contracting party to place a number of securities on an agreed price on a best-effort basis within a period of time.

We charge commission for acting as a placing agent, a sub-placing agent or a sub-agent in a fund raising exercise based on the aggregate placing price of the number of securities successfully placed by us to our placees or sub-agents. The placing commission rates are subject to negotiation on a case-by-case basis with the listing applicants or listed issuer and is generally determined with reference to, among other matters, the type of securities offered, fundraising size, market condition and prevailing market rate.

For acting as a bookrunner, a lead manager, a co-lead manager, a co-manager, an underwriter or a sub-underwriter in a fund raising exercise, our commission is based on our underwriting commitment and the aggregate offer price of the number of securities underwritten by us. The underwriting commissions are typically either a pre-determined fixed fee or a fixed percentage of the aggregate offer price of the number of securities underwritten by us.

Depending on our role under various fund raising exercises, we collect commission either from the listed companies, the shareholders of the listed companies or our immediate distributors of the fund raising exercises. We also charge investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged us to provide placing and underwriting services in respect of the relevant securities.

We completed 8 and 15 placing and underwriting exercise for the financial years ended March 31, 2022 and 2021 respectively. For the six months ended September 30, 2022, we had completed 7 of those engagements. Subsequent to September 30, 2022, and up to the date of the prospectus, we were newly engaged in 3 engagements as underwriter/sub-underwriter/placing agents/sub-placing agent. For the six months ended September 30, 2022 and the years ended March 31, 2022 and 2021, fee and commission income from our placing underwriting service amounted to approximately US$0.415 million, US$0.355 million and US$4.37 million, respectively, representing approximately 35.14%, 15.41% and 71.36% of our total revenue for the respective years.

For the six months ended September 30, 2022 and the years ended March 31, 2022 and 2021, none of the underwriting projects in which we participated was undersubscribed, and therefore we were not required to take up any unsubscribed offer shares.

Commissions and Fees

Our placing and underwriting commission, which may be a fixed fee or a fee charged as a percentage of the fundraising size, is determined on a case-by-case basis after arm’s length negotiations with each client and/or among the members of the underwriting syndicate, based on various factors including but not limited to, the proposed fund raising size, proposed pricing and valuation of the offering, prevailing market conditions and sentiments, target types and geographical locations of investors, perceived market response to and demand for the offering, the expected amount of time and resources required for performing our roles and duties in the book building process, the business and financial performance of the relevant listing applicant or listed issuers, number of underwriters and/or placing agents involved and number of shares to be placed or underwritten by us. Therefore, the commission rates for our placing and underwriting projects may vary to a wide extent. The placing and underwriting commission receivable by us ranged from 0.65% to 21.75%, of the fund raising size and/or the aggregate offer price of the number of securities placed and/or underwritten by us, which we consider was in line with the market rates and market practice.

Operational Procedures

Deal origination:    our underwriting projects generally originate from networks of our management, referrals from professional parties or existing clients. We discuss with the clients about fund raising proposals including alternatives of fund raising methods, proposed fund-raising size, terms and structure, pricing basis, target investors, use of proceeds, and timetable. We will also perform preliminary due diligence on the clients before we accept the engagement.

Engagement:    the pre-engagement KYC checklist detailing the findings from the due diligence will be reviewed and approved by our management committee. The approval process takes into consideration a number of aspects concerning the project including the deal size, tentative timetable, estimated income attributable to us, commission rate, underwriting commitment, our risk exposure, financial resources requirement and benefits under the engagement. If approval for engagement is granted, we will, in conjunction with the underwriters’ legal advisers, review and comment on the underwriting agreement, which will typically be signed on or before the date of the prospectus (in the case of public offer underwriting agreement) and on or about the date of price determination (in the case of placing underwriting agreement).

Deal execution:    in execution of the projects, we will mainly perform the following tasks: (i) forming the underwriting syndicate and liaising and coordinating with each syndicate member; (ii) arranging the marketing and book-building process; (iii) monitoring the FRR compliance and any market, credit and liquidity risks on an ongoing basis; (iv) reviewing and executing underwriting documentation; (v) enquiring the independence of the relevant investors; (vi) monitoring despatch of the prospectus, refund cheques and share certificates; and (vii) monitoring the project.

Completion:    we are responsible for monitoring the settlement of all underwriting transactions and retaining all of our internal records and files in accordance with our internal control policy and the relevant laws and regulations.. Debit notes for our commissions will be issued to our clients in accordance with the payment terms set out in the engagement letter or the underwriting agreement.

Securities Brokerage and Dealing Services

We provide our securities brokerage, dealing and trading services through I Win Securities Limited, one of our Operating Subsidiaries, which is licensed under the SFO to carry on Type 1 (dealing in securities) regulated activity as defined under the SFO. As of the date of the prospectus, our securities trading service is comprised of a team of 9 staff dealers (6 of which are also the Responsible Officers of I Win Securities) and 8 self-employed Account Executives (“AE”), all of whom were licensed under the SFO. For the six months ended September 30, 2022, and for the years ended March 31, 2022 and 2021, brokerage commission and other related ancillary services fees income generated from our securities trading business was approximately US$0.665 million, US$1.864 million and US$1.634 million, respectively, respectively, representing approximately 56.38%, 80.81% and 26.66% of our total revenue for the respective years/period.

We offer securities trading services, including dealing and brokerage services for trading of securities on the Hong Kong Stock Exchange and on other overseas exchanges. We also facilitate subscriptions to IPOs and secondary placings, either conducted by Hong Kong issuers who engage our placing and underwriting services or conducted by other financial services providers in Hong Kong, such as investment banks and other securities brokerage firms. We also provide ancillary services related to our securities brokerage and dealing services, including the provision of nominee services (to assist clients with the collection of share certificates or dividends), custodian services, scrip handling services and handling services for corporate actions.

We are a Stock Exchange Participant with requisite trading rights which allow us to execute trades, as an intermediary, of securities listed on the Hong Kong Stock Exchange. In order to facilitate the trading by our clients of securities listed on U.S. stock exchanges, we have established arrangements with various external brokers in the U.S. who possess requisite trading rights with the U.S. stock exchanges which enable us to arrange relevant trades through them. We maintain securities trading accounts with such external brokers and are required to pay brokerage commissions and fees to them for orders we placed with them on behalf of our clients. We do not conduct actual brokerage activities in the U.S. stock exchanges.

Trading Accounts

Our clients must maintain a securities trading account with us before they may place any securities trading orders with us. After opening a securities trading account with us, our client may place trading orders (i) by phone; (ii) onsite at our office premises by submitting an order ticket; or (iii) through an online trading platform, which can be accessed by web browser through our website at www.iwinsec.com or by mobile device application.

The securities trading account holders are provided with their own user names and passwords to log into our online trading platform for carrying out trading activities. Other than placing securities trading orders, our online trading platform also allows our customers to trace the transaction status and account balances on a real-time basis and review their transaction histories for the past twelve months. For those trading orders placed by phone, all relevant phone communications with our customers are recorded by our telephone recording system as our internal control measures.

Types of Account

As of September 30, 2022, March 31, 2022 and 2021, we had a total of 1,528, 1,335 and 1,336 trading accounts comprising 1,317, 1,155 and 1,181 trading accounts of retail clients (including individual and joint accounts) and 211, 180 and 155 trading accounts of institutional and corporate clients. As of September 30, 2022, out of all our trading accounts, 542 were active accounts. The active account being clients whose accounts recorded at least one trading activity, for purchase and/or sale of securities, broking transaction, in the past twelve months.

All trade orders placed by our clients are managed by our self-employed Account Executives (“AE”) or staff dealers. Our staff dealers are full-time employees of I Win Securities and are entitled to a fixed monthly salary, statutory employee benefits as well as a portion of the brokerage commission generated from trades in Referred Accounts of clients referred by them. Our AEs are mainly responsible for sourcing clients and handling client relationship, serving and handling the Referred Accounts under their own portfolio, as well as processing trading orders for their own clients. Our AEs are self-employed rather than employees of I Win Securities, and are engaged on a commission basis (i.e. entitled to a portion of commissions generated from Referred Accounts of clients sourced and referred to us exclusively by them), and are not entitled to contractual fixed remuneration such as fixed monthly salary or statutory employee benefits. The engagement of AEs on a self-employed basis is in line with industry practice in Hong Kong, and enables us to broaden our business network, and reach out to more potential clients whilst minimizing staff costs in a relatively lean staff structure.

Our securities trading accounts are categorized as House Accounts and Referred Accounts. The trading account(s) whose holders are walk-in clients or clients introduced by our management without the direct involvement or referral of our staff dealers or AEs are classified as House Accounts, while customers sourced by our AE and staff dealer through their personal networks are classified as Referred Accounts. As of September 30, 2022, March 31, 2022 and 2021, we had 722, 690 and 587 House Accounts, and 806, 645 and 749 Referred Accounts, respectively.

External Brokers

As we are a licensed corporation in Hong Kong with integration into the trading systems of the Hong Kong Stock Exchange and the CCASS clearing system, we manage the processing of the securities transactions independently for securities listed on the Hong Kong Stock Exchange. For securities trading on overseas stock exchanges in which we do not have any trading right, we would have entered into arrangements with various oversea brokerage firms, who have requisite trading rights and/or being a trading participant of overseas stock exchanges. Currently, we enable our clients who have made appropriate applications to us to trade securities listed on U.S. exchanges. For clients trading securities listed on U.S. exchanges, they are generally conducted on our online trading platform which connects to an external broker for execution.

At the date of the prospectus, we have engaged ViewTrade Securities, Inc. (“ViewTrade”), a securities broker-dealer in the U.S., as the external broker for the U.S exchanges. We maintain securities trading accounts with ViewTrade and have entered into standard brokerage agreements with them. We are required to pay commissions and fees to the external broker at agreed rates for orders we placed with them on behalf of our clients. In turn, we charge our clients a markup on commissions and fees at agreed rates on top of the amounts we are required to pay to external brokers. ViewTrade, as the external broker, is responsible for carrying out the trades as well as safekeeping the assets in our designated accounts with them.

Brokerage Commission and Pricing Policy

We act as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of the Hong Kong Stock Exchange and charge a brokerage commission for arranging the execution and/or executing trade orders on behalf of our clients. We also charge brokerage commission in connection with dealing in securities (namely, subscriptions to IPOs and secondary placing of listed issuers) which we facilitated through our placing and underwriting services. The brokerage commission we charge our clients for an executed trade in the overseas exchanges will include the total fees charged by the overseas brokers, together with a brokerage commission which we will charge for arranging the trade through the overseas brokers.

Our brokerage services revenue represents commission and brokerage fee which is recognized on a trade date basis when the relevant transactions are executed. Commission income generated from the House Accounts is completely attributed to us, while the income generated from the Referred Accounts are shared between the responsible account executives and staff dealers and us. The sharing portion of commissions varies among each AE Referred Account and is determined on a case-by-case basis, taking into account factors including the clients’ transaction histories, trading volumes and frequencies, financial positions, and the prevailing commission rates.

In respect of House Accounts, the existing standard brokerage commission rate is 0.15% with a minimum charge of HK$50 (approximately US$6.4). We may offer, and some clients would request, for a lower commission rate. These offers are made and approved by us on a case-by-case basis, based on considerations such as (i) the brokerage commission charged by other securities brokerage firms who provide a similar quality of services as we provide; and (ii) arm’s length negotiation with our clients with reference to their background and profile (including their trading history, current and predicted volume and frequency of trades, financial credibility and the length of client relationship). For example, our senior management may agree to offer clients who are active traders a more favorable commission rate if their trading volume reach or are expected to reach a certain prescribed amount.

In respect of Referred Accounts, we generally permit our staff dealers and AEs to negotiate with our clients in respect of the amount of brokerage commission chargeable on Referred Accounts. In respect of Referred Accounts, out of the commission rate we charge our clients for executing and/or arranging execution of trades ranged from 0.04% to 0.25% of the transaction value of the relevant trade order, we generally retain a range of commissions ranging from 0.02% to 0.125% of the transaction value (as agreed with our staff dealers and AEs).

In respect of subscription to Hong Kong IPOs and secondary placing transactions procured through our placing and underwriting services, we charge our client a commission of at 1.0% of the subscription price of relevant securities, which is equivalent to the amount set for the IPO in the Hong Kong Stock Exchange transaction, pursuant to paragraph 7 of Appendix 8 to the Main Board Listing Rules and paragraph 6 of Appendix 9 to the GEM Listing Rules or other applicable requirements.

We are aware that recently, certain brokerage firms, in particular online and discount brokers in United States, or market makers, solicit or accept payment for the brokerage firm’s order flow, or pay brokerage firm for their customer’s orders. Such practice or arrangement is commonly known as Payment for Order Flow, or PFOF. Under a typical PFOF arrangement, a brokerage firm that has order flow receives cash or other economic incentives to route its customers’ orders to an exchange that has been designated by the provider of payment. We did not, and do not have, any intention, arrangement, agreement, or understanding to implement any PFOF arrangement or its equivalence. We have not received any considerations, such as in the form of fee, rebate, or commission, in exchange for routing our client’s trade orders to market makers for execution, or in connection with any PFOF arrangement or its equivalence.

For the six months ended September 30, 2022, the years ended March 31, 2022 and 2021, we generated a total securities brokerage commission of approximately US$422,326.35, US$1,476,737.32 and US$1,411,652.51 respectively. The commission income derived from the brokerage of trades in overseas markets represents approximately 29%, 38% and 2% respectively of our total revenue for the six months ended September 30, 2022, the years ended March 31, 2022 and 2021, respectively while the commission income we derived from the brokerage of trades on the Hong Kong Stock Exchange for the same period was approximately 7%, 26% and 21% of our total revenue in the respective periods. The table below sets out a geographical breakdown of the commission and brokerage income for the periods/years indicated:

	For the Years Ended March 31,
	2022		2021
	Brokerage commissions income		Brokerage commissions income
Hong Kong Stock Exchange	US$ 588,937	40.00%	US$ 1,271,391	90.00%
U.S. exchanges	US$ 876,907	59.00%	US$ 140,262	10.00%
Other exchanges	US$ 10,893	1.00%	—	0.00%
Total	US$ 1,476,737	100.00%	US$ 1,411,653	100.00%
	For the Six Months Ended September 30,
	2022		2021
	Brokerage commissions income		Brokerage commissions income
Hong Kong Stock Exchange	84,425	20.00%	280,290	59.00%
U.S. exchanges	307,915	73.00%	197,245	41.00%
Other exchanges	29,986	7.00%	—	0%
Total	422,326	100.00%	477,535	100.00%

Collaboration with Other Financial Services Providers

To maximize our profitability by utilizing our network with other financial services providers in Hong Kong and our existing and potential securities brokerage clients network, we also collaborate with other financial services providers in Hong Kong, in particular, the major investment banks and other securities brokerages firm which we have a close relationship with, to introduce and refer institutional, high-net-worth, and retail investors to: a) open securities trading account in the financial services provider we collaborate with; and b) subscribe the IPOs and placings conducted by these financial services providers. In return, we charge financial services providers we referred clients to an introduction/referral fee. The introduction/referral fee is negotiated on a case-by-case basis between financial services provider we collaborate with and us, for a fixed amount of fee, or a certain percentage of either the total amount of commission generated by the investors introduced by us in relation to the secondary market trading or subscription fee paid by the investors introduced by us in relation to the IPOs and placings. For the six months period ended September 30, 2022, the years ended March 31, 2022 and 2021, the total income generated as the introduction/referral fee amounted to approximately US$0.225 million, US$0.21 million and US$0.16 million, respectively, representing approximately 19.05%, 9.11% and 2.61% of our total revenue, respectively.

Ancillary Services

Depending on specific needs of our clients, we provided various other ancillary services related to our securities brokerage and dealing services, including the provision of nominee services (to assist clients with the collection of share certificates or dividends), custodian services, scrip handling services and handling services for other corporate actions. For such services, we charge our clients a scrip fee, dividend collection fee, custodian fee and/or handling service fee (as applicable), which are recognized when the agreed services have been provided and completed. For the six months period ended September 30, 2022, the years ended March 31, 2022 and 2021, the total income generated from the ancillary services amounted to approximately US$0.018 million, US$0.177 million and US$0.062 million, respectively, representing approximately 1.54%, 7.67% and 1.01% of our total revenue, respectively.

Asset Management Services

We provide our asset management services through I Win Asset Management Limited. We managed discretionary accounts whereby we were appointed as the agent of the clients to manage portfolios on their behalf. We also manage a Cayman Islands offshore fund, I Win Growth SPC (the “Fund”). We have set up an investment committee to: (i) set and review the basket of securities which our discretionary accounts and I Win Growth SPC Fund are eligible to buy; (ii) decide the asset allocations; (iii) approve or reject the investment proposals; and (iv) review the performance and compliance matters of our discretionary accounts and I Win Growth SPC Fund. The investment committee comprises Mr. Wai Lok Raymond, FONG, Mr. Ngan, SHUM, and Mr. Kin Chung, FUNG. Mr. Fong and Mr. Fung are the Responsible Officers for Type 4 and Type 9 regulated activities and the directors of I Win Asset Management. At the date of the prospectus, Mr. Fong, Mr. Shum, and Mr. Fung possessed over 20, 20, and 15 years of experience, respectively, in the financial services and asset management industry.

Discretionary Account Management Services

I Win Asset Management acted as the External Asset Manager (“EAM”) of our professional investors and high-net-worth individual clients to manage their funds and investment portfolios under discretionary accounts. The clients, upon our recommendation, will open accounts with the custodian banks (usually the private banks in Hong Kong), and place their assets in the account under their ownership. As the investment manager to manage the discretionary account of our clients, our clients give us the authority and the power of attorney to manage their investment portfolios and asset allocation on their behalf.

As the discretionary account management services are still in the start-up stage, to attract more clients to use our discretionary account management services, we currently do not charge our clients management fee and performance fee. Instead, we charge the custodian banks where our clients open discretionary accounts a commission and referral fee, up to 50% of the net revenue custodian banks generated from assets which our discretionary account management clients deposited in. As of September 30, 2022, March 31, 2022 and 2021, our discretionary account management services had 3, 3 and nil clients, respectively, receiving our asset management services. For the six months period ended September 30, 2022, and for the years ended March 31, 2022 and 2021, we recognized no commission and referral fee income derived from the discretionary account management services, respectively.

Funds Management Services

On June 28, 2021, I Win Asset Management Limited entered into the Investment Management Agreement (the “IMA”) with I Win Growth SPC (the “Fund”), for and on behalf of Fund 1 SP. The Fund was incorporated as a segregated portfolio company under the law of the Cayman Islands with the principal objective to carry on business as a mutual fund company, registered with Cayman Islands Monetary Authority (CIMA). Fund 1 SP is a segregated portfolio of the I Win Growth SPC.

Pursuant to the IMA, I Win Growth SPC for and on behalf of Fund 1 SP has appointed I Win Asset Management Limited to provide Fund 1 SP with investment management services to invest and re-invest the assets of I Win Growth SPC held for the account of Fund 1 SP and to be responsible for the day-to-day investment activities of I Win Growth SPC and in order to achieve the investment objectives of the Fund, in accordance with the investment strategies and restrictions as described in the Fund’s private offering memorandum.

Details of Fund 1 SP are set out below:

Fund name:	I Win Growth SPC
Segregated portfolio:	Fund 1 SP
Place of incorporation:	Cayman Islands
Fund type:	Open-ended, multi-class
Investment objective:	To achieve capital appreciation and maximize total returns by investing in a wide range of financial instruments in a diversified portfolio with minimal associated risks.
Investment strategy:

To invest in a portfolio consisting primarily of equities, fixed-income securities, futures and options contracts, and other securities of companies in promising industries with excellent management, business model, products, and sound financials for long-term sustainable growth.

Each company must go through stringent due diligence, research and analysis, including site visits, management meetings, industry research and financial analysis.

By adopting a primarily long-short strategy with trend following, statistical arbitrage and intra-day momentum, mixed with other types of event-driven tactics and allocation, the segregated portfolio will primarily invest in Greater China and the U.S. markets, but may also invest in other markets where opportunities can be identified.

Target investors:	Professional investors only, in particular, high net-worth individual and corporate investors geographically based in Hong Kong and Mainland China.
Launch date:	June 28, 2021
Investment manager:	I Win Asset Management Limited
Management fee:	Class A Shares: 2% per annum
Class B Shares: 1% per annum
Calculated on the basis of the net asset value of Fund 1 SP as at each valuation day, which shall accrue monthly and payable monthly in arrears.
Performance fee:	Class A Shares: 20%
Class B Shares: No performance fee is payable in respect of Class B Shares
Calculated on the appreciation in the net asset value of Class A Shares of Fund 1 SP over the high-water mark in respect of each performance period.

The investment committee of I Win Asset Management oversees the investment management strategies and key investment policies in managing the investment portfolios of the fund and discretionary accounts. The investment committee is also responsible for ensuring that client assets are well managed within appropriate risk boundaries and the portfolios would meet the long-term performance objectives of I Win Asset Management.

As of September 30, 2022, the AUM of Fund 1 SP was approximately US$0.3 million. The net asset value per share of IWIN Growth SPC in respect of Fund 1 SP decreased from HK$1,000 (approximately US$127.5) since inception of Fund 1 SP, to HK$690.71 (approximately US$86.7) on September 30, 2022, representing a negative return of approximately 30.93%. For the six months period ended September 30, 2022, and the years ended March 31, 2022 and 2021, we recognized management fees and performance fees income of US$2,088.21, US$1,792.53 and nil derived from the funds management services to I Win Growth SPC, respectively.

In July 2021, I Win Asset Management entered into the Investment Management Agreement with AVIA Trust Limited (“Avia Trust”), a professional trust and escrow services provider registered under the Trustee Ordinance of Hong Kong. Pursuant to Investment Management Agreement I Win Asset Management was appointed as the investment manager for AVIA Trust to provide advice on the management, investment and reinvestment of the assets which Avia Trust authorized I Win Asset Management to manage. I Win Asset Management charges management fee of 1% of the total value of the assets under management per annual, payable on or before the last day of each and every quarter (i.e. the 31st day of March, the 30th of June, the 30th day of September and the 31st day of December). As of September 30, 2022, the AUM by I Win Asset Management of AVIA Trust was approximately US$4.676 million. For the six months period ended September 30, 2022 and the year ended March 31, 2022, we recognized management fees income of US$0.019 million and US$0.021 million derived from the funds management services to Avia Trust.

Our Customers

Clients/customers of our placing and underwriting services include issuers listed on the Stock Exchange, companies seeking to be listed on the Stock Exchange and other SFO licensed corporation which act as the bookrunners, lead managers, underwriters and/or placing agents in respect of placing and/or underwriting engagements. The clients/customers of our securities dealing and brokerage services include corporate, institutional, and retail investors. The clients/customers of our asset management business are mainly professional investors and high net worth individuals based in Hong Kong and Mainland China. Our customers are typically referred to us by our licensed employees, self-employed AEs, or by existing clients.

We had a concentration of revenues of 58%, 48% and 70% from the top five customers for the six months ended September 30, 2022, the years ended March 31, 2022 and 2021, respectively. The following table outlines the concentration of each of the top five customers comparing to our total revenues.

For the six months period ended September 30, 2022:

	Service provided by our Operating Subsidiaries	For the Six Months Period Ended September 30, 2022 Concentration (%)
Largest customer	Underwriting/Placing & Introducing/referral income	19%
2nd largest customer	Underwriting/Placing	17%
3rd largest customer	Securities Dealing and Brokerage	9%
4th largest customer	Underwriting/Placing	7%
5th largest customer	Securities Dealing and Brokerage	5%
Total		57%

For the fiscal year ended 31 March 2022:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2022 Concentration (%)
Largest customer(1)	Securities Dealing and Brokerage	30%
2nd largest customer	Underwriting/Placing	6%
3rd largest customer	Securities Dealing and Brokerage	6%
4th largest customer	Securities Dealing and Brokerage	3%
5th largest customer	Underwriting/Placing	3%
Total		48%

____________

(1)      Kam Yan Karen, LAU and her spouse. Ms. Lau is the controlling party of Courageous Wealth Limited, a shareholder of Oriental Moon Tree Limited, the Controlling Shareholder of the Company. Ms. Lau and her spouse are considered as the related parties to the Company, see “Related Parties Transaction — Other Transactions with Related Parties”. Ms. Lau and her spouse maintain a trading account with I Win Securities to execute trading of securities.

____________

For the fiscal year ended 31 March 2021:

	Service provided by our Operating Subsidiaries	For the Fiscal Year Ended March 31, 2021 Concentration (%)
Largest customer(1)	Underwriting/Placing	50%
2nd largest customer	Underwriting/Placing	8%
3rd largest customer	Underwriting/Placing	7%
4th largest customer	Securities Dealing and Brokerage	3%
5th largest customer	Underwriting/Placing	2%
Total		70%

____________

(1)      Skymission Group Holding Limited (stock code: 1429.HK), a Mainboard issuer listed on the Stock Exchange which is principally engaged in the formwork works subcontractor business in Hong Kong. I Win Securities acted as the underwriter for its initial public offering.

Our Suppliers

We have no major suppliers due to the nature of our business activities. We engaged various service providers to provide services necessary for our business operations, such as software vendor, overseas external brokers, internet service providers and the Stock Exchange, all of which are independent third parties.

Sales and Marketing

The staff dealers, account executives and senior management are responsible for performing sales and marketing activities of our brokerage business, asset management and placing and underwriting business, in particular, referring new clients to our Operating Subsidiaries, maintaining clients’ relationship with us, promoting our services to new and existing clients and handling clients’ enquiries.

We generally source new clients and expand our business network through the personal networks of the management and account executives as well as referrals from our existing clients through the word-of-mouth. For our placing and underwriting business, the Responsible Officers are involved in pitching and liaising with our placing and underwriting clients; and the staff dealers and Account Executives s are responsible for sales and marketing activities, including maintaining regular communication and good relationships with clients, other business partners and professional parties involved in placing and underwriting transactions.

Competition

The financial services sector in Hong Kong is highly competitive due to the vast number of market players offering securities broking services, underwriting and placing service, and asset management services. For details of the competitive landscape of the financial service industry in Hong Kong and the market drivers, see “Industry”. We have to compete effectively over competitors in terms of capital resources, pricing, client base, service coverage and quality, talents and brand recognition. Our competitors may have stronger capital resources, greater brand recognition in the market, more human resources, a wider range of services and longer operating histories than that of us. Apart from large multinational financial institutions, we also face competition from newly established local small and medium-sized financial services firms which offer similar range of services. Despite keen competition, we believe that our core competitive advantages, sound business planning and the contributions of our senior management as more particularly set out in ‘‘— Our Competitive strengths’’ and ‘‘— Our strategies’’ have allowed us to rapidly stand out as a reputable financial services provider.

Underwriting and Placing services

According to the Migo Report, the placing and underwriting services market in Hong Kong is considered a consolidated and mature market dominated by few top market players who provide a wide range of investment banking services. As of December 31, 2021, 1,487 licensed corporations and 111 registered institutions licensed or registered to carry on Type 1 (dealing in securities) regulated activity in Hong Kong. With the increasing number of listed companies in Hong Kong, equity fund raising on the Stock Exchange, either through IPOs or in the secondary market, has been substantial. IPOs have been a main source of equity funding.

While the market is active, competition in the underwriting business in Hong Kong is intense because of the relatively large number of market players. We face keen competition in provision of underwriting services in Hong Kong. Our Directors believe that competition in this market is primarily based on quality and scope of services, market reputation, business network, pricing, human and financial resources.

We have to compete with other market players, who may have more resources, offer a wider range of services and have a longer operating history than us. Such firms may leverage on their existing relationship with other companies, expertise, financial strength and established reputation to compete in the market. As a placing and underwriting service provider, it is vital for us to maintain good relationships with our clients and investors and have a proven track record of fundraising supported by deep understanding of the market or industry and sufficient experience in advising on execution strategies, market timing, placing and allocation. As we continue to develop our placing and underwriting business, we intend to leverage on our loyal and expanding retail client and investor base and devote further resources (including engaging research analysts to provide reports to support our equity capital markets department) to enhance our execution capability in providing placing and underwriting services.

Securities dealing and brokerage services

In order to trade securities through the trading facilities of the Hong Kong Stock Exchange, a market participant shall, among other things, hold a trading right and be an Exchange Participant. It must also be a corporation licensed under the SFO to carry out Type 1 (dealing in securities) regulated activity.

As of June 30, 2022, there were 703 trading right holders registered in the Hong Kong Exchanges and Clearing Limited, which comprised 604 trading Exchange Participants, 85 non-trading Exchange Participants and 14 non-exchange participants. New participants may enter the industry as long as they obtain the requisite licenses and permits. The Exchange Participants are classified into three categories of participants by the Hong Kong Stock Exchange quarterly in terms of their respective share of the total market turnover. Category A for the top 14 firms, Category B for the 15th to 65th largest firms and Category C for firms ranked 66th and below.

The following chart illustrates the respective market shares of different categories of Stock Exchange Participants from 2017 to 2022.

Participants	2017	2018	2019	2020	2021	2022*
	(%)	(%)	(%)	(%)	(%)	(%)
Category A	54.6	55.7	58	58.2	59	63.6
Category B	34.9	35.7	34	34.5	33.8	30.86
Category C	10.5	8.7	8	7.4	7.2	5.54

____________

*        For the six months ended June 30, 2022

Source: HKEx

Hong Kong’s securities dealing and brokerage market is dominated by the 14 Exchange Participants under Category A which accounted for approximately 59% market share in terms of turnover for 2021. The market share of Stock Exchange Participants under Category A and Category C has experienced an increase and decrease from approximately 54.6% and 10.5%, respectively, in 2017 to approximately 59% and 7.2%, respectively, in 2021, while the market share the Exchange Participants under Category B has recorded a decrease from approximately 34.9% in 2017 to approximately 33.8% in 2021. We are a Category C Stock Exchange Participant and are currently holding one Stock Exchange trading right.

Asset management services

We face keen competition from different asset management firms, including 2,039 licensed corporations, 36 registered institutions and 4,962 responsible/approved officers for Type 9 (asset management) regulated activity as at the end of June 30, 2022, according to the statistics of the SFC.The number of licensed corporations licensed to carry on Type 9 (asset management) regulated activity grew by approximately 7.6% to 1,979 corporations as of December 31, 2021 from 1,477 as of December 31 2017, surpassing the number of licensed corporations licensed for all other types of regulated activity. The number of responsible/approved officers licensed to carry on Type 9 (asset management) regulated activity also grew by approximately 7.9% to 4,855 as of December 31, 2021 from 3,576 as of December 31, 2017.

License and Regulations

The securities market in Hong Kong is highly regulated. The principal regulatory bodies governing our business are the SFC and the Stock Exchange. Our principal business and our responsible personnel are subject to a number of legislations and regulations and the respective rules of the SFC, the Stock Exchange and, upon the Listing, the Listing Rules. In particular, due to the licensing requirements of the SFC, I Win Securities Limited and I Win Asset Management Limited are required to obtain necessary licenses to conduct their business in Hong Kong and their business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC.

As of the date of this prospectus, I Win Securities Limited is currently licensed under the SFO to carry on Type 1 (dealing in securities) regulated activities in Hong Kong, and I Win Asset Management Limited is currently licensed under the SFO to carry on Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong. See “Regulation — Licensing Regime Under the SFO.” These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HKSFC. We pay standard governmental annual fees to the HKSFC and are subject to continued regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, and submission of audited accounts and other required documents, among others. See “Regulation — Licensing Regime Under the SFO.”

During the six months period ended September 30, 2022, the years ended March 31, 2022 and 2021, and up to the date of this prospectus, we had obtained all requisite licenses, permits and certificates necessary to conduct our operations as set out in this prospectus and we had complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with our business and operation in all material respects.

Compliance, Internal Control, and Risk Management

The Risk Management, Compliance and AML department (“Risk and Compliance department”) of the Operating Subsidiaries is responsible for establishing the overall compliance system, assisting in formulating the appropriate internal control policies, and monitoring our overall compliance with our internal control policies, operational guidelines and procedures, applicable regulatory. The Risk and Compliance department is also responsible for handling regulatory filings, licensing, and compliance related applications and matters and liaising with the regulators. The Risk and Compliance department and the senior management periodically review our compliance policies and operational guidelines and procedures in compliance with the relevant laws and regulations and updates the relevant policies, guidelines, and procedures if necessary. All the staff are provided with written operational and procedural manuals covering all our guidelines which must be followed by each of them in the course of their work, which includes guidelines as set out in the SFO and Code of Conduct and is subject to periodic review or the purpose of enhancing internal control standards.

All other operational departments are responsible for the implementation of the control measures based on the established policies and procedures. Our Responsible Officers are responsible for overseeing the day-to-day operations of these departments and ensuring that the internal control procedures are being followed.

Set out below are some of the major internal control and risk management systems in regard to the Operating Subsidiaries services and activities:

Responsible officers

Under section 125 of the SFO, the Operating Subsidiaries, as a licensed corporation, are required to appoint at least two Responsible Officers (the “RO”) for each type of regulated activity, at least one of whom must be an executive director who: (i) actively participates in; or (ii) is responsible for directly supervising, the business of a regulated activity for which the corporation is licensed. The RO of the Operating Subsidiaries are either the Executive Directors or senior management and they are mainly responsible for: (i) supervising the daily operations of our staff; (ii) formulating, reviewing, and updating our operations procedures to ensure Operating Subsidaries’ compliance with regulatory requirements; (iii) reviewing and improving the current workflow and operation procedures; and (iv) monitoring compliance issues in relation to the FRR requirement.

Anti-money laundering and counter-terrorist financing

The Operating Subsidiaries have established a number of policies and procedures in compliance with relevant legal and regulatory requirements, for detecting and preventing money laundering and counter-terrorist financing activities in all of our operation and business activities. Our employees are required to comply with the Hong Kong laws and the Guidance on Anti-Money Laundering and Counter-Terrorist Financing issued by the HKSFC (the “Anti-Money Laundering Guideline”). With reference to the Anti-Money Laundering Guideline, our checking consists of four main components, (i) customer due diligence; (ii) on-going monitoring; (iii) suspicious transaction reporting; and (iv) record keeping. We have not engaged in or knowingly assisted with any money laundering activities. Until the date of the prospectus, we had not received any administrative penalties from regulatory authorities for violations of laws and regulations related to anti-money laundering.

Customer due diligence

The Operating Subsidiaries conduct thorough “know-your-client” procedures against all of our new clients. Our employees are required to identify and verify the identities of the beneficial owners of a securities trading account with reference to data or information provided by a reliable and independent source. The Operating Subsidiaries’ account opening procedures require our staff dealer or self-employed AEs to meet the client face-to-face to witness the signing of agreements and obtain identity proof. For individual customers, we would inspect their original identification documents (e.g. identification cards or passports) and obtain a copy of the relevant documents to identify and verify their identities. For Hong Kong domestic corporate customers, the Operating Subsidiaries would obtain relevant information from the Hong Kong Companies Registry including the identity of shareholders and directors for verification. For offshore corporate customers, the Operating Subsidiaries would obtain their incorporation documents, memorandum, and articles of association or equivalent constitutional documents, registers of members and directors, and their board minutes. The identities of the authorized persons, directors, and shareholders of both offshore and local corporate customers would be identified and verified through the same process as verifying individual customers’ identities.

The Operating Subsidiaries also screen the potential customers against the databases of Webb-site Reports, the Department of the Treasury of the United States, and FATF to check if the such potential customer is from a high-risk and non-cooperative jurisdiction labeled by FATF or the US blocked person. If the potential customer is identified as a US blocked person or comes from a high-risk and non-cooperative jurisdiction labeled by FATF, we will not accept such accounts.

For other reasons of being classified as a high-risk account, such as the customer being a retired person or the customer’s account being opened on a non-face-to-face basis, we may, upon collection of further information or documents, accept such high-risk account. However, a customer who has been identified as a high-risk customer will be subject to close monitoring by our compliance department.

To ensure the staff dealer or self-employed AE complying with the above, they are required to complete a checklist and the relevant account opening documents have to be reviewed by the Risk and Compliance department.

On-going monitoring

The Operating Subsidiaries review documents, data and information relating to our customers from time to time and monitor activities of the customers and identify those transactions that are complex, large, and unusual. A transaction is considered to be complex, large and unusual if (i) the transaction involved some sophisticated manipulation, which constitutes a series of transactions that are not commercially sensible; (ii) the ratio of the transaction amount to the net worth of the customer is abnormally high; or (iii) the customer’s trading instructions deviate from his/her past trading pattern. The responsible AEs and our Risk and Compliance department are responsible for the ongoing monitoring. For high-risk customers, we review the transaction movement to identify any abnormal transactions movement or third-party payments once a month.

Suspicious transaction reporting

If any suspicious transaction is noted, the employees of the Operating Subsidiaries have to notify our money laundering reporting officer without delay. If there exist reasonable grounds to justify that the clients or activity are indeed suspicious, the Risk and Compliance department shall file a suspicious activity report (“SAR”) to the Joint Financial Intelligence Unit (JFIU) of the Hong Kong government.

Record keeping

The Operating Subsidiaries record sufficient data and information to trace individual transactions and establish a financial profile of any suspicious account or customer. All records are kept for at least six years.

Key controls on our securities dealing and brokerage services

We have a set of internal control procedures to cover the areas of accounts opening, dealing procedures, staff dealing, error trades and risk management.

Accounts opening

Each of the clients is required to open a securities trading account with us before placing trading orders with us. To open a trading account with the Operating Subsidiaries, clients must complete our account opening procedures which include signing account opening forms, trading agreements risk disclosure statements and in certain cases, standing authorities or powers of attorney. The employees and self-employed AE are required to take all reasonable steps to identify the customers’ identities, financial backgrounds, investment experiences, and investment objectives. They also have to fully explain the account opening documents to customers. To verify the customer’s identities, the written agreements have to be accompanied with copies of documents which can uniquely identify the customer such as identity cards, passports, address proofs, corporate documents and/or other relevant documents as appropriate. Where there are any subsequent changes to the personal information of the customers such as address, we will request the customers to provide supporting evidence. Following which, our Responsible Officers will approve the account opening and forward the account opening documents to the Risk and Compliance department for double-checking the properness and completeness of documents and assigning risk ratings to the clients.

Dealing procedures

For securities dealing through telephone, the staff dealers and account executives are responsible for taking trading orders from customers through telephone and such orders will be recorded through our telephone recording system. Our staff dealer and account executives are prohibited from receiving trading orders through mobile phones or instant messengers. The staff dealers and account executives are required to ascertain the customers’ personal particulars such as names and account numbers before executing the trading orders. They are also required to check against the stock positions and available balance of customers’ accounts to ensure that there are sufficient cash and/or securities in their accounts to cover the transaction cost. The account executives will notify the customers after the execution of the trade. The phone recordings are maintained and kept for at least six months.

For securities dealing through the online trading platform, the clients can access our system and place trading orders by themselves using two factors login authentication with the initial login password as well as a one-time password which is generated randomly by our system. When trading orders are input, our system will check if the clients have sufficient cash and/or securities in their accounts to proceed with the settlement and to cover the corresponding transaction cost. Alerts are prompted to us for any insufficiency of cash or securities in a trading order. Our management then decides on whether to approve the trading orders after considering the shortfall amount, the customer’s creditworthiness, and the trading histories of customers.

The Risk and Compliance department conduct ongoing or periodic review of the client’s transactions, client standing authority, and suspicious money laundering activities, and signs off documents of such reviews.

Cross-trades between client accounts and staff accounts are strictly prohibited.

Staff dealing

The employees and self-employed AEs are required to identify and disclose all related accounts including minor children and accounts in which the staff holds beneficial interest. The staff and self-employed AEs are generally required to conduct their personal account dealings through their securities trading accounts maintained with us. If the staff and self-employed account executives open an outside account with other licensed corporations, they are required to inform us of the details of the account to be opened. When staff and self-employed account executives deal through their outside accounts, they have to produce a copy of the monthly statement to our compliance department within 15 days after the end of each month.

The Operating Subsidiaries maintain a restricted list containing those listed companies for which mandate may be or has been signed with us and our staff and self-employed AEs are not allowed to trade those listed companies enlisted in the restricted list. The Responsible Officers, on daily basis, review all personal account dealings by our staff and self-employed account executives on securities trading accounts maintained with us, to identify any dealings in securities of listed companies under the restricted list. In addition, our Risk and Compliance department, on monthly basis, reviews all personal account dealings by our staff and self-employed account executives, including both securities trading accounts maintained with us and outside accounts, to assess whether (i) staff incur substantial losses which is beyond his/her financial abilities; (ii) staff trade frequently which would affect his/her daily performance of duties and (iii) staff deals in securities of listed companies under the restricted list.

Key controls on our placing and underwriting services

Restricted list and conflict checks

Prior to the acceptance of any placing and underwriting engagement, a conflict of interest check and/or independence check is conducted. Upon clearance of the conflict of interests check and/or independence check, the ECM & DCM department of the Operating Subsidiaries liaises with the clients on the terms of the engagement which include the scope of our work, the fees, and the payment terms. Once the terms are agreed by both parties, both parties then enter into the engagement letter and we retain the original engagement letter for record-keeping purposes.

The Risk and Compliance department is responsible for maintaining the restricted list and monitoring clients’ trading and staff dealings. The restricted list is a confidential list of stocks of publicly listed companies which I Win Securities received a mandate or has worked and/or is currently working with, in relation to our underwriting and placing services. The maintenance of the restricted list enables our responsible senior management and the compliance department to supervise the activities within our Operating Subsidiaries and monitor the possession of inside information obtained by our staff in the course of undertaking their duties.

The staff is strictly prohibited to trade the securities of the listed companies listed on the restricted list.

Chinese Wall

The Operating Subsidiaries have established a “Chinese Wall” to enable us to avoid possible conflict of interests and to reduce the risk of confidential or price-sensitive information being misused or wrongly disclosed. Our Risk and Compliance department and senior management personnel are responsible for ensuring the effectiveness of the Chinese Walls. The Operating Subsidiaries maintain physical and email separation between functions, departments, and staff where particularly sensitive conflicts of interest may exist (e.g. separation of network drives for different business groups and the access to drives and files located in the drives is restricted to approved staffs). The Operating Subsidiaries also maintain policies and procedures that restrict our personnel from inappropriately sharing sensitive client and counterparty information.

All confidential information must not be disclosed to other staff who are not members of our senior management except where it is considered necessary in the course of business. Commercial and/or price-sensitive information shall only be passed to the staff when there is a legitimate ‘‘need to know’’ on the part of the recipient and the transfer of information is in the best interests of our client. All our employees and AEs have their unique usernames and passwords to log into their own computers in our office and to carry out trading activities on behalf of their responsible clients. Our trading system traces all orders placed by our staff dealer and AEs to ensure that there is no unauthorized trading activity and all trading activities are properly documented.

Record keeping

The Operating Subsidiaries keep proper books and records for all transactions undertaken by us. All filings of documents and correspondences of the corporate finance engagements as well as the placing and underwriting transactions are reviewed by our Responsible Officers and kept for at least seven years.

The Operating Subsidiaries also keep separate files for copies such as invoices, engagement letters, underwriting agreements and/or placing letters. These documents must be circulated to our accounts department to ensure that accounting records are updated properly.

Key controls on our asset management services

Dealing procedure

The investment committee sets up a universe of securities based on the trading multiples such as P/Es, P/Bs and EV/EBITDAs of the listed securities. The responsible staff who initiates the trade would prepare an investment memo that covers the background information on the securities, target prices, recommendations and/or actions to be taken for each investment on behalf of I Win Growth SPC fund (“the Fund”). All trading orders, together with the investment memo, have to be approved by one of the investment committee members before execution. The investment memo, trade orders, and order confirmations will be kept for the completion of the record. The staff of the Funds monitors its position on a daily basis to ensure that the investment guidelines are properly followed.

Staff dealing

Staff who involve in the I Win Growth SPC fund and would like to trade in the same securities as the Fund on the same day can only execute such trade one day after the approval is granted. Each staff is required to conduct trading in the securities trading accounts with I Win Securities unless prior consent is given by the Risk and Compliance department and each staff is required to submit a disclosure of their securities holding on a monthly basis.

Compliance monitoring

The Operating Subsidiaries have a set of investment guidelines setting out a number of investment limits including (i) individual holdings over the net asset value of the Funds; (ii) the amount of the leveraging instruments; (iii) the extent of overdraft and other borrowings; and (iv) the required percentage of aggregate shareholding of each investee company. All investment decisions are subject to the limits as set out in investment guidelines. If any of the limits as set out in our investment guidelines are exceeded, our Responsible Officers and Risk and Compliance department will be notified and prompt remedial actions will be taken. The investment team meets on a weekly basis to discuss and review: (i) major market updates, events and geopolitical developments; (ii) deviations of actual asset allocation from target allocations; (iii) sector performance and comment on portfolio performance; and (iv) individual investments. Our investment committee also meets on a monthly basis to review (i) the portfolios and asset allocations of the Fund and its performance; (ii) the universe of securities; and (iii) the compliance matters of the Fund.

Other Controls Areas

Liquidity risk management

As required by Securities and Futures (Financial Resources) Rules (the “FRR”) set out by the SFC, the Operating Subsidiaries are required to maintain at all times the liquid capital which is not less than the minimum requirement as set out under the FRR. The accounts department is responsible for the preparation of the financial returns and the computation of liquid capital in accordance with the requirements under the FRR. During the six months period ended September 30, 2022, the years ended March 31, 2022 and 2021, and up to the date of this prospectus, the Operating Subsidiaries did not have any material non-compliance with the minimum liquid capital requirement as set out by the HKSFC.

Compliance with Foreign Account Tax Compliance Act (FATCA)

Given that we hold assets on behalf of clients in the provision of securities brokerage services and asset management services, we fall within the definition of FFI under FATCA. To ensure that we comply with FATCA, we:

•        are registered with the U.S. Internal Revenue Services as a participating foreign financial institution (PFFI) for FATCA purposes,

•        implemented account opening procedures to identify US accounts and clients in compliance with FATCA

•        conduct reviews of our existing client account to identify any accounts held by U.S. taxpayers; and

•        providing training and guidance to our employees with respect to the new requirements under FATCA.

Intellectual Property

We were the registered owner of the domain names https://www.iwinsec.com. As of the date of this prospectus, we had registered one trademark under the jurisdiction of Hong Kong. We are currently in the process of registering the following trademarks in Hong Kong:

Country	Trademark	Status	Applicant	Trademark Number	Classes	Filing Date
Hong Kong		Application Published	I Win Securities	306084135	35, 36	October 17, 2022
Hong Kong		Application Published	I Win Securities	306084135	35, 36	October 17, 2022
Hong Kong		Application Published	I Win Asset Management	306084180	35, 36	October 17, 2022
Hong Kong		Application Published	I Win Asset Management	306084180	35, 36	October 17, 2022

Employees and Self-Employed Account Executives.

Employees

The Operating Subsidiaries had 16 employees as of the date of this prospectus. All of the employees are stationed in Hong Kong. The following table sets forth a breakdown of the number of the employees by business functions:

Function	Number of Employees
Accounting Department	1
Business Development Department	1
Customer Services Department	2
Corporate Department	2
ECM & DCM Department	1
Human Resource & Administration Department	5
Information Technology Department	1
Risk Management, Compliance and AML Department	1
Sales Department	1
Settlement Department	1
Total	16

All of the employees (other than self-employed account executives) are employed under employment contracts which set out fully, among other things, the employees’ responsibilities, remuneration and grounds for termination of employment. The remuneration packages of our employees (other than self-employed account executives) include salary and bonus. Generally, employee salaries are determined based on the employees’ qualification, experience, position and seniority. We assess our employee remuneration on an annual basis to determine whether any bonus or salary adjustments are required to be made.

Overall, we believe that our remuneration package is competitive in the market. We have maintained good working relationships with our employees and does not foresee any difficulties in the recruitment and retention of experienced staff. For the six months ended September 30, 2022, the years ended March 31, 2022 and 2021,and up to the date of this prospectus, there was no interruption to our operations as a result of labor disputes.

Self-employed account executives

In addition to the employees above, the Operating Subsidiaries had 8 Self-Employed Account Executives s as at the date of the prospectus. The self-employed account executives are solely responsible for handling their respective Referred Accounts. In view of their job nature, they are not entitled to any fixed monthly salary or statutory employment benefits. Instead, they are entitled to commission at an agreed sharing ratio from the commission generated from their responsible Referred Accounts. Notwithstanding that self-employed account executives are not our employees, they are Licensed Representatives of I Win Securities and their business activities are bound by the Code of Conduct and our internal control policies. As such, all staff dealing with monitoring procedures are extended to self-employed account executives and we did not experience any difficulties on the monitoring of our self-employed account executives.

Training

The Operating Subsidiaries are licensed corporations under the SFO and the majority of Operating Subsidiaries’ employees are licensed as Responsible Officers or Licensed Representatives. As such, the Operating Subsidiaries have to comply with the continuous professional training requirements. All Responsible Officers and Licensed Representatives are required to undertake sufficient number of hours of continuous professional training in order to maintain their HKSFC licenses to carry on regulated activities.

Facilities

Our principal executive office is located at Room 201, 2/F, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong, where I Win Securities Limited, our subsidiary, leased approximately 1,568 square feet of office space. The lease will expire on February 29, 2024. We pay a monthly rent in the amount of HK$50,176 (approximately US$6,446). We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

We did not own any property.

Insurance

As per the Securities and Futures Ordinance, the Operating Subsidiaries, as the Participants of The Stock Exchange of Hong Kong Limited and carry out Type 1 regulated activities (dealing with securities), are required to take out and maintain insurance in relation to fidelity and crime risks in the manner prescribed by the Securities and Futures (Insurance) Rules. I Win Securities has in place the License Holders Insurance Scheme (LHI). The LHI does not cover professional indemnity or pure unauthorized trading where there is no intent or direct fund. The LHI, however, covers fidelity and crime risks, such as loss of client assets due to theft of employees or other fraudulent acts. The LHI has the expiring Policy Limit of HK$15,000,000 with an Excess of HK$3,000,000 for every claim/loss.

In addition to the LHI, the Operating Subsidiaries also maintain property insurance which covers risks of Office Content, Business Interruption, Money and Assault, Public Liability, and Employee’s Compensation. Our Directors consider that our company currently maintains adequate insurance policies.

Aside from the insurance coverage described above, we do not currently maintain nor plan to purchase directors and officers liability insurance in the future. Our directors consider the existing insurances that we have in place are adequate for our business.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. As of the date of this prospectus, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Risk Factors — Risks Relating to Our Business and Industry — We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings” on page 51

REGULATION

Our business operations are conducted in Hong Kong and are subject to Hong Kong laws and regulations. This section summarizes the most significant rules and regulations that affect our business activities in Hong Kong.

Introduction

The Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) including its subsidiary legislation, is the principal legislation regulating the securities and futures industry in Hong Kong, including the regulation of securities and futures markets and leveraged foreign exchange trading, the offering of investments to the public in Hong Kong, and intermediaries and their conduct of regulated activities. In particular, Part V of the SFO and the relevant guidelines and codes issued by the HKSFC deal with licensing and registration matter.

The SFO is administered by the HKSFC, which is the statutory regulatory body that governs the securities and futures markets and non-bank retail leveraged foreign exchange market in Hong Kong.

In addition, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CWUMPO”) including its subsidiary legislation also provides that the HKSFC is responsible for authorizing the registration of prospectuses for offerings of shares and debentures in Hong Kong and/or granting exemptions from strict compliance with the provisions in the CWUMPO. The SFO provides that the HKSFC is also responsible for authorizing certain securities (including the relevant offering documents) that are not shares or debentures.

The Hong Kong securities market (with respect to listed instruments) is also governed by the rules and regulations introduced and administered by the Stock Exchange of Hong Kong Limited (the “SEHK”).

The HKSFC

The HKSFC is an independent statutory body which administers the SFO and is responsible for regulating the securities and the futures industry in Hong Kong. The HKSFC works to strengthen and protect the integrity and soundness of Hong Kong’s securities and futures markets for the benefit of investors and the industry.

As set out in the SFO, the HKSFC’s regulatory objectives are:

•        to maintain and promote the fairness, efficiency, competitiveness, transparency, and orderliness of the securities and futures industry;

•        to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

•        to provide protection for members of the public investing in or holding financial products;

•        to minimize crime and misconduct in the securities and futures industry;

•        to reduce systemic risks in the securities and futures industry; and

•        to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate actions in relation to the securities and futures industry.

The HKSFC has five operational divisions, which are corporate finance, enforcement, intermediaries (including licensing and intermediaries supervision), investment products, and supervision of markets. The HKSFC is also supported by the corporate affairs and legal services divisions.

Below are some of the participants in the securities market that the HKSFC regulates in achieving the regulatory objectives under the SFO:

•        Brokers, investment advisers, fund managers, and intermediaries carrying out the regulated activities as listed in “Licensing Regime Under the SFO — Types of Regulated Activities” below;

•        Listed companies;

•        Hong Kong Exchanges and Clearing Limited; and

•        Market participants (including investors).

Licensing Regime Under the SFO

The functions of the HKSFC, as a gatekeeper of standards for individuals and corporations seeking approval to enter into the securities and futures markets of Hong Kong, include the following:

•        grant licenses to those who are appropriately qualified and can demonstrate their fitness and properness to be licensed under the SFO;

•        maintain online a public register of licensed persons and registered corporations;

•        monitor the ongoing compliance of licensing requirements by licensees, substantial shareholders of licensed corporations, and directors of licensed corporations; and

•        initiate policies on licensing issues.

The HKSFC operates a system of authorizing corporations and individuals (through licenses) to act as financial intermediaries. Under the SFO, a corporation that is not an authorized financial institution and is:

•        carrying on a business in a regulated activity (or holding out as carrying on a regulated activity), or;

•        actively marketing, whether in Hong Kong or from a place outside Hong Kong, to the public such services it provides, would constitute a regulatory activity if provided in Hong Kong, must be licensed by the HKSFC to carry out that regulatory activity, unless one of the exemptions under the SFO applies.

In addition to the licensing requirements on corporations, any individual who: (i) performs any regulated function in relation to a regulated activity carried on as a business, or (ii) holds himself out as performing such regulated activity, must be licensed separately under the SFO as a Licensed Representative accredited to his principal.

Types of Regulated Activities

The SFO provides a licensing regime under which a person needs a license to carry on different types of regulated activities as specified in Schedule 5 of the SFO. The different types of regulated activities are set out as follows:

Type 1:	dealing in securities;
Type 2:	dealing in futures contracts;
Type 3:	leveraged foreign exchange trading;
Type 4:	advising on securities;
Type 5:	advising on futures contracts;
Type 6:	advising on corporate finance;
Type 7:	providing automated trading services;
Type 8:	securities margin financing;
Type 9:	asset management;
Type 10:	providing credit rating services;
Type 11:	dealing in OTC derivative products or advising on OTC derivative products;
Type 12:	providing client clearing services for OTC derivative transactions.

[The amendments to the SFO in relation to Type 11 regulated activity is, as of the date of this prospectus, not yet in operation. The day on which the Type 11 regulated activity will come into operation will be appointed by the Hong Kong Secretary for Financial Services and the Treasury by notice published in the Gazette.]

The Type 12 regulated activity came into operation on September 1, 2016 pursuant to the Securities and Futures (Amendment) Ordinance 2014 (Commencement) Notice 2016 (L.N. 27 of 2016), in so far as it relates to paragraph (c) of the new definition of “excluded services” in Part 2 of Schedule 5 to the SFO. [The licensing requirement with respect to Type 12 regulated activity is, as of the date of this prospectus, not yet in operation and the effective date will be appointed by the Hong Kong Secretary for Financial Services and the Treasury by notice published in the Gazette.]

As of the date of this prospectus, we and our subsidiaries were licensed under the SFO to conduct the following regulated activities:

Company	Type of Regulated Activities
I Win Securities Limited (“IWSL”)[1]	Type 1
I Win Asset Management Limited (“IWAML”)[2]	Type 4 and Type 9

Licensed Corporation

For application as a licensed corporation, the applicant has to be incorporated in Hong Kong or an overseas company registered with the Companies Registry of Hong Kong. The licensed corporation has to satisfy the HKSFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated activities as detailed in its business plan submitted to the HKSFC.

Detailed guidelines to meet the requirements and expectations of the HKSFC are contained in the following publications of the HKSFC:

•        the Guidelines on Competence;

•        the Code of Conduct for Persons Licensed by or Registered with the HKSFC (the “Code of Conduct”);

•        the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC;

•        the Corporate Finance Adviser Code of Conduct; and

•        the Fund Manager Code of Conduct.

Responsible Officer

For each regulated activity conducted by a licensed corporation, it must appoint no less than two responsible officers, at least one of them must be an executive director, to directly supervise the business of such regulated activity. A responsible officer is an individual approved by the HKSFC to supervise the regulated activity or activities of the licensed corporation to which he or she is accredited. The same individual may be appointed to be a responsible officer for more than one regulated activity provided that he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. An ‘‘executive director’’ of a licensed corporation is defined as a director of the corporation who (a) actively participates in; or (b) is responsible for directly supervising, any business of the regulated activities for which the corporation is licensed. Every executive director of the licensed corporation must apply to the HKSFC to become a responsible officer.

Qualification and Experience Required for Being a Responsible Officer

A person who intends to apply to be a responsible officer must demonstrate that he or she fulfils the requirements on both competence and sufficient authority. An applicant should possess appropriate ability, skills, knowledge, and experience to properly manage and supervise the corporation’s regulated activity or activities. Accordingly, the applicant has to fulfil certain requirements on academic and industry qualifications, relevant industry experience, management experience, and local regulatory framework paper as stipulated by the HKSFC.

Managers-in-Charge of Core Functions (“MICs”)

Senior management is defined by the HKSFC to include directors, responsible officers and managers-in-charge of core functions of a licensed corporation. Pursuant to the Circular to Licensed Corporations Regarding Measures for Augmenting the Accountability of Senior Management (the ‘‘Circular’’) published by the HKSFC on

____________

1        There is no condition on the SFC license of IWSL.

2        The following conditions are currently imposed on the SFC license of IWAML: (a) the licensee shall only provide services to professional investors (the term “professional investor” is as defined in the SFO and its subsidiary legislation); and (b) the licensee shall not hold client assets (the terms “hold” and “client assets” are as defined under the SFO).

December 16, 2016, with effect from April 18, 2017, a licensed corporation is required to designate certain individuals as managers-in-charge and provide to the HKSFC information about its MICs and their reporting lines. MICs are individuals appointed by a licensed corporation to be principally responsible, either alone or with others, for managing each of the following eight core functions of the licensed corporation(“Core Function(s)”):

•        overall management oversight;

•        key business lines;

•        operational control and review;

•        risk management;

•        finance and accounting;

•        information technology;

•        compliance; and

•        anti-money laundering and counter-terrorist financing.

Pursuant to the Circular, each licensed corporation should have at least one fit and proper person who is qualified to act in the capacity so employed or appointed as the MIC for each of its Core Functions. In a licensed corporation, one individual can be appointed as the MIC for more than one Core Function, or several individuals can be appointed as the MIC for one particular Core Function.

To determine whether an individual is a MIC of a particular Core Function, a licensed corporation should take into account the following:

(1)    whether he or she has apparent or actual authority in relation to the particular Core Function

An individual is a MIC if he/she:

(a)     occupies a position within the corporation which is of sufficient authority to enable the individual to exert a significant influence on the conduct of that Core Function;

(b)    has authority to make decisions (e.g., assume business risks within pre-set parameters or limits) for that Core Function;

(c)     has authority to allocate resources or incur expenditures in connection with the particular department, division or functional unit carrying on that Core Function; and

(d)    has authority to represent the particular department, division or functional unit carrying on that Core Function, e.g., in senior management meetings or in meetings with outside parties.

(2)    his/her seniority within the licensed corporation

The HKSFC generally expects that a MIC to:

(a)     report directly to the board of the licensed corporation, or to the manager-in charge who assumes the overall management oversight function of the licensed corporation; and

(b)    be accountable for the performance or achievement of business objectives set by the board of the licensed corporation, or by the manager-in-charge who assumes the overall management oversight function.

MIC shall be responsible for, among other things, the following:

•        ensuring the maintenance of appropriate standards of conduct and adherence to proper procedures by the licensed corporation;

•        properly managing the risks associated with the business of the licensed corporation, including performing periodic evaluation of its risk management processes;

•        understanding the nature of the business of the licensed corporation, its internal control procedures and its policies on the assumption of risk;

•        understanding the extent of their own authority and responsibilities;

•        managing the anti-money laundering and counter-terrorist financing function;

•        the adequacy and effectiveness of the licensed corporation’s internal control systems, including information management compliance, audit or related reviews, operational controls and risk management; and

•        examining the appropriateness of internal control systems and making any necessary amendments or changes so that they are appropriate for the operations of the licensed corporation’s regulated business activities in Hong Kong.

The management structure of a licensed corporation (including its appointment of MICs) should be approved by the board of the licensed corporation. The board should ensure that each of the licensed corporation’s MICs has acknowledged his or her appointment as MIC and the particular core function(s) for which he or she is principally responsible.

Licensed Representative

An individual is required to be a licensed representative if he/she performs a regulated function for his/her principal which is a licensed corporation in relation to a regulated activity carried on as a business, or he/she holds out as performing such function.

A person who intends to apply to be a licensed representative must fulfill the competence requirements as prescribed by the HKSFC. An applicant needs to establish that he/she has the requisite basic understanding of the market in which he/she is to work as well as the laws and regulatory requirements applicable to the industry. In assessing his/her competence to be licensed as a representative, the HKSFC will have regard to academic and industry qualification as well as regulatory knowledge. Detailed guidelines are contained in the Guidelines on Competence published by the HKSFC.

Fit and Proper Requirement

Persons who apply for licenses under the SFO must satisfy and continue to satisfy after the grant of such licenses by the HKSFC that they are fit and proper persons to be so licensed. The Fit and Proper Guidelines issued by the HKSFC under section 399 of the SFO summaries certain matters that the HKSFC will generally consider when determining whether the applicant is a fit and proper person to be licensed under the SFO.

The Fit and Proper Guidelines apply to a number of persons including the following:

(a)     an individual who applies for license or is licensed under Part V of the SFO;

(b)    a licensed representative who applies for approval or is approved as a responsible officer under Part V of the SFO;

(c)     a corporation which applies for license or is licensed under Part V of the SFO;

(d)    an authorized financial institution which applies for registration or is registered under Part V of the SFO;

(e)     an individual whose name is to be or is entered in the register maintained by the Hong Kong Monetary Authority under section 20 of the Banking Ordinance (Chapter 155 of the Laws of Hong Kong);

(f)     an individual who applies to be or has been given consent to act as an executive director of a registered institution under section 71C of the Banking Ordinance (Chapter 155 of the Laws of Hong Kong).

Under the Fit and Proper Guidelines, the HKSFC will consider the following matters of the applicant in addition to any other issues as it may consider to be relevant:

(a)     financial status or solvency;

(b)    educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c)     ability to carry on the regulated activity concerned competently, honestly, and fairly; and

(d)    reputation, character, reliability, and financial integrity of the applicant and other relevant persons as appropriate.

The HKSFC will consider the above matters in respect of the person (if an individual), the corporation and any of its officers (if a corporation) or the institution, its directors, chief executive, managers and executive officers (if an authorized financial institution).

In addition to the above, the HKSFC may also take into account of the following matters:

(a)     decisions made by such relevant authorities as stated in section 129(2)(a) of the SFO or any other authority or regulatory organization, whether in Hong Kong or elsewhere, in respect of that person;

(b)    in the case of a corporation, any information relating to:

(i)     any other corporation within the group of companies; or

(ii)    any substantial shareholder or officer of the corporation or of any of its group companies;

(c)     in the case of a corporation licensed under section 116 or 117 of the SFO or registered under section of the SFO or an application for such license or registration:

(i)     any information relating to any other person who will be acting for or on its behalf in relation to the regulated activity; and

(ii)    whether the person has established effective internal control procedures and risk management systems to ensure its compliance with all applicable regulatory requirements under any of the relevant provisions;

(d)    in the case of a corporation licensed under section 116 or section 117 of the SFO or an application for the license, any information relating to any person who is or to be employed by, or associated with, the person for the purposes of the regulated activity; and

(e)     the state of affairs of any other business which the person carries on or proposes to carry on.

The HKSFC is obliged to refuse an application to be licensed if the applicant fails to satisfy the HKSFC that the applicant is a fit and proper person to be licensed. The onus is on the applicant to make out a case that the applicant is fit and proper to be licensed for the regulated activity.

Continuing Obligations of Licensed Corporations

Licensed corporations, licensed representatives, and responsible officers must remain fit and proper as defined under the SFO at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary rules and regulations as well as the codes and guidelines issued by the HKSFC.

Outlined below are some of the key continuing obligations of our licensed corporations under the SFO:

(a)     maintenance of minimum paid-up share capital and liquid capital, and submission of financial returns to the HKSFC in accordance with the requirements under the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) (the “FRR”);

(b)    maintenance of segregated account(s), and custody and handling of client securities in accordance with the requirements under the Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong) (the “Client Securities Rules”);

(c)     maintenance of segregated account(s), and holding and payment of client money in accordance with the requirements under the Securities and Futures (Client Money) Rules (Chapter 571I of the Laws of Hong Kong);

(d)    issuance of contract notes, statements of account and receipts in accordance with the requirements under the Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules (Chapter 571Q of the Laws of Hong Kong);

(e)     maintenance of proper records in accordance with the requirements prescribed under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

(f)     submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

(g)    maintenance of insurance against specific risks for specified amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong);

(h)    payment of annual fees and submission of annual returns to the HKSFC within one month after each anniversary date of the license;

(i)     notification to the HKSFC of certain changes and events in accordance with the requirements under the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong);

(j)     notification to the HKSFC of any changes in the appointment of MICs or any changes in certain particulars of MICs pursuant to the Circular to Licensed Corporations Regarding Measures for Augmenting the Accountability of Senior Management dated December 16, 2016 issued by the HKSFC;

(k)    compliance with the continuous professional training and related record keeping requirements under the Guidelines on Continuous Professional Training issued by the HKSFC;

(l)     implementation of appropriate policies and procedures relating to client acceptance, client due diligence, record keeping, identification, and reporting of suspicious transactions and staff screening, education, and training in accordance with the requirements under the Guideline on Anti-Money Laundering and Counter Financing of Terrorism (For Licensed Corporations) (the “Anti-Money Laundering Guideline”) issued by the HKSFC;

(m)   compliance with the business conduct requirements under the Code of Conduct, the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC and other applicable codes, circulars and guidelines issued by the HKSFC;

(n)    compliance with employee dealings requirements under the Code of Conduct, which requires licensed corporations to implement procedures and policies on employee trading, to actively monitor the trading activities in their employees’ accounts and their related accounts; and

(o)    compliance with the Guidelines on Disclosure of Fees and Charges Relating to Securities Services and other applicable codes, circulars and guidelines issued by the HKSFC from time to time.

Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong)

Minimum Capital Requirements and the FRR

Licensed corporations are required under section 145 of the SFO to maintain at all times a minimum level of paid-up share capital and liquid capital. Depending on the types of regulated activity that the licensed corporation is applying for, a licensed corporation has to maintain at all times paid-up share capital and liquid capital not less than the specified amounts according to the FRR.

Minimum Paid-up Share Capital

The following table sets out a summary of the key requirements on minimum paid-up share capital under the FRR which are applicable to IWSL and IWAML:

Company	Type of Regulated Activities	Minimum Amount of Paid-up Share
IWSL	Type 1	HK$10,000,000
IWAML	Type 4 and Type 9	Not applicable

Minimum amount of required liquid capital

The FRR also requires a licensed corporation to maintain minimum liquid capital. The minimum liquid capital requirements under the FRR that are applicable IWSL and IWAML are the higher of the amount of (a) and (b) below:

(a)     the amount of:

Company	Type of Regulated Activities	Minimum Amount of Required Liquid Capital
IWSL	Type 1	HK$3,000,000
IWAML	Type 4 and Type 9	HK$100,000

(b)    in the case of a corporation licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital which means 5% of the aggregate of (i) its adjusted liabilities, (ii) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (iii) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

Use of proceeds to fulfill requirements under the Securities and Futures (Financial Resources) Rules of Hong Kong

IWSL and IWAML have met the minimum paid-up share capital under the FRR and currently do not need to rely on any of the IPO proceeds to fulfill the requirements under the FRR. Nevertheless, IWSL and IWAML may use part of the IPO proceeds for its future business development, and its liquidity position under the FRR will be strengthened as a result.

Exchange and Clearing Participantship

As of the date of this prospectus, IWSL is a participant of the following exchanges or clearing houses:

Exchange/Clearing House	Type of Participantship
SEHK	Type 1 Participants (Participant ID: 02092)
HKSCC	Direct Clearing Participant Type 1 Participants (Participant ID: B02092)

Trading Rights

In addition to the licensing requirements under the SFO, the rules promulgated by the SEHK require any person who wishes to trade on or through their respective facilities to hold a trading right (the “Trading Right”). The Trading Right confers on its holder the eligibility to trade on or through the relevant exchange. However, the holding of a Trading Right does not, of itself, permit the holder to actually trade on or through the relevant exchange. In order to do this, it is also necessary for the person to be registered as a participant of the relevant exchange in accordance with its rules.

SEHK Trading Rights is issued by the SEHK at a fee and in accordance with the procedures set out in its rules. Alternatively, SEHK Trading Rights can be acquired from existing Trading Right holders subject to the rules of the SEHK.

As of the date of this prospectus, we hold a SEHK Trading Right.

Exchange Participantship

The table below sets out a summary of the requirements for becoming an exchange participant of the SEHK:

SEHK Participant
Legal Status:	Being a company limited by shares incorporated in Hong Kong
HKSFC Registration:	Being a licensed corporation qualified to carry out Type 1 regulated activity under the SFO
Trading Right:	Holding a SEHK Trading Right
Financial Standing:	Having good financial standing and integrity
Financial Resources Requirement:	Complying with the minimum capital requirement, liquid capital requirement and other financial resources requirements as specified by the FRR

Clearing Participantship

An entity must be a SEHK participant before it can become a HKSCC participant.

As of the date of this prospectus, we are a SEHK participant (Participant ID: 02092).

HKSCC

HKSCC has, among others, two categories of participantship: (i) the Direct Clearing Participant; and (ii) the General Clearing Participant. The requirements of Direct Clearing Participantship are as follows:

(1)    to be an Exchange Participant of the SEHK;

(2)    to undertake to (i) sign a participant agreement with HKSCC; (ii) pay to HKSCC an admission fee of HK$50,000 in respect of each SEHK Trading Right held by it; and (iii) pay to HKSCC its contribution to the Guarantee Fund of HKSCC as determined by HKSCC from time to time subject to a minimum cash contribution of the higher of HK$50,000 or HK$50,000 in respect of each SEHK Trading Right held by it;

(3)    to open and maintain a single current account with one of the Central Clearing and Settlement System, or CCASS, designated banks and execute authorizations to enable the designated bank to accept electronic instructions from HKSCC to credit or debit the account for CCASS money settlement, including making payment to HKSCC;

(4)    to provide a form of insurance to HKSCC as security for liabilities arising from defective securities deposited by it into CCASS, if so required by HKSCC; and

(5)    to have a minimum liquid capital of HK$3,000,000.

As of the date of this prospectus, we are a HKSCC participant (Participant ID: B02092).

Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong)

The repledging limit stipulated under section 8A of the Client Securities Rules applies to an intermediary which is licensed for dealing in securities and/or securities margin financing and where the intermediary or an associated entity of such intermediary repledges securities collateral of the intermediary. On each business day, the intermediary shall ascertain the aggregate market value of the repledged securities collateral, which shall be calculated by reference to the respective closing prices of the collateral on that business day.

Pursuant to section 8A of the Client Securities Rules, if the aggregate market value of the repledged securities collateral as calculated above exceeds 140% of the intermediary’s aggregate margin loans on the same business day (the “Relevant Day”), the intermediary shall by the close of business on the next business day following the Relevant Day (the “Specified Time”) withdraw, or causes to be withdrawn, from deposit an amount of repledged securities collateral such that the aggregate market value of the repledged securities collateral at the Specified Time, which is calculated by reference to the respective closing prices on the Relevant Day, does not exceed 140% of the intermediary’s aggregate margin loans as of the close of business on the Relevant Day.

Offence to issue advertisements, invitations or documents relating to investments

Our Group is engaged in, among others, the placing and underwriting services that may involve the marketing of securities. Under section 103(1) of the SFO, the issue of an advertisement, invitation or document which contains an invitation to the public:

(a)     to enter into or offer to enter into (i) an agreement to acquire, dispose of, subscribe for or underwrite securities; or (ii) a regulated investment agreement or an agreement to acquire, dispose of, subscribe for or underwrite any other structured product; or

(b)    to acquire an interest in or participate in, or offer to acquire an interest in or participate in, a collective investment scheme, has to be authorized by the HKSFC under section 105(1) of the SFO, unless specific exemptions apply.

The specific exemptions include, among others, under section 103(3)(k) of the SFO, if the issue of the advertisement, invitation or document made in respect of securities or structured products, or interests in any collective investment scheme, that are or are intended to be disposed of only to “professional investors” (as defined in Part 1 of Schedule 1 to the SFO).

If a person commits an offence contrary to section 103(1) of the SFO in that he/she issues an advertisement, invitation or document relating to investments without the authorisation of the HKSFC and no specific exemptions under the SFO applies, he is liable:

(a)    on conviction on indictment to a fine of HK$500,000 and to imprisonment for 3 years and, in the case of a continuing offence, to a further fine of HK$20,000 for every day during which the offence continues; or

(b)    on summary conviction to a fine of HK$100,000 and to imprisonment for 6 months and, in the case of a continuing offence, to a further fine of HK$10,000 for every day during which the offence continues.

Obligation for Substantial Shareholders

Under section 132 of the SFO, a person (including a corporation) has to apply for HKSFC’s approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed under section 116 of the SFO.

A person who has become aware that he has become a substantial shareholder of a licensed corporation without HKSFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he becomes so aware, apply to the HKSFC for approval to continue to be a substantial shareholder of the licensed corporation.

Employee Dealings

As stated in the Code of Conduct, a registered person should have a policy which has been communicated to employees (including directors other than non-executive directors) in writing on whether employees are permitted to deal for their own accounts in securities. In the event that employees of a registered person are permitted to deal for their own accounts in securities:

(a)     the written policy should specify the conditions on which employees may deal for their own accounts;

(b)    employees should be required to identify all related accounts (including accounts of their minor children and accounts in which the employees hold beneficial interests) and report them to senior management;

(c)     employees should generally be required to deal through the registered person or its affiliates;

(d)    if the registered person provides services in securities or futures contracts listed or traded on one of the Hong Kong exchanges or in derivatives, including over-the counter derivatives written over such securities, and its employees are permitted to deal through another dealer, in those securities, the registered person and employee should arrange for duplicate trade confirmations and statements of account to be provided to senior management of the registered person;

(e)     any transactions for employees’ accounts and related accounts should be separately recorded and clearly identified in the records of the registered person; and

(f)     transactions of employees’ accounts and related accounts should be reported to and actively monitored by senior management of the registered person who should not have any beneficial or other interest in the transactions and who should maintain procedures to detect irregularities and ensure that the handling by the registered person of these transactions or orders is not prejudicial to the interests of the registered person’s other clients.

A registered person should not knowingly deal in securities or futures contracts for another registered person’s employee unless it has received written consent from that registered person.

Supervision by the HKSFC

The HKSFC supervises licensed corporations and intermediaries operating in the market. The HKSFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements, as well as to assess and monitor the financial soundness of intermediaries.

Disciplinary power of the HKSFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the HKSFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

(1)    revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

(2)    revocation or suspension of the approval granted to a Responsible Officer;

(3)    public or private reprimand on a regulated person;

(4)    prohibition of a regulated person from applying to be licensed or registered or to be approved as a Responsible Officer;

(5)    prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a Responsible Officer in relation to such regulated activity(ies), for such period as the HKSFC may specify; and

(6)    pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

Anti-Money Laundering and Counter-Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Anti-Money Laundering Guideline.

The Anti-Money Laundering Guideline provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Under the Anti-Money Laundering Guideline, licensed corporations should, among other things:

•        assess the risks of any new products and services before they are introduced and ensure that appropriate additional measures and controls are implemented to mitigate and manage the risks associated with money laundering and terrorist financing;

•        consider the delivery and distribution channels (which may include sales through online, postal or telephone channels where a non-face-to-face account opening approach is used and business sold through intermediaries) and the extent to which they are vulnerable to abuse for money laundering and terrorist financing;

•        identify the client and verify the client’s identity by reference to any documents, information or data from reliable and independent sources, and take steps from time to time to ensure that the client information obtained is up-to-date and relevant;

•        conduct on-going monitoring of activities of the clients to ensure that they are consistent with the nature of business, the risk profile and source of funds, as well as identify transactions that are complex, large or unusual, or patterns of transactions that have no apparent economic or lawful purpose and which may indicate money laundering and terrorist financing;

•        maintain a database of names and particulars of terrorist suspects and designated parties which consolidates the information from various lists that have been made known to them, as well as conduct comprehensive on-going screening of the client database; and

•        conduct on-going monitoring for identification of suspicious transactions and ensure compliance with their legal obligations of reporting funds or property known or suspected to be proceeds of crime or terrorist property to the Joint Financial Intelligence Unit, a unit jointly run by the Hong Kong Police Force and the Hong Kong Customs & Excise Department to monitor and investigate suspicious financial or money laundering activities.

We set out below a brief summary of the principal legislation in Hong Kong that is concerned with anti-money laundering and counter-terrorist financing.

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (“AMLO”)

Among other things, the AMLO imposes on certain institutions (which include licensed corporations as defined under the SFO) certain requirements relating to customer due diligence and record-keeping. The AMLO empowers the relevant regulatory authorities to supervise compliance with the requirements under the AMLO. In addition, a financial institution must take all reasonable measures to (1) ensure that proper safeguards exist to prevent contravention of specific provisions in the AMLO, and (2) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (“DTROP”)

Among other things, the DTROP contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities by the competent authorities. It is an offense under the DTROP for a person to deal with any property knowing or having reasonable grounds to believe it to represent the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (in whole or in part directly or indirectly) represents the proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offense under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (“OSCO”)

Among other things, the OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs & Excise Department to investigate organized crime and triad activities, and confers jurisdiction on the Hong Kong courts to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offenses under the OSCO. The OSCO extends the money laundering offense to cover the proceeds from all indictable offenses in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (“UNATMO”)

Among other things, the UNATMO stipulates that it is a criminal offense to: (1) provide or collect property (by any means, directly or indirectly) with the intention or knowledge that the property will be used to commit, in whole or in part, one or more terrorist acts; or (2) make any property or financial (or related) services available, by any means, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate, or collect property or solicit financial (or related) services, by any means, directly or indirectly, for the benefit of a person knowing that, or being reckless as to whether, the person is a terrorist or terrorist associate. The UNATMO also requires a person to disclose his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offense under the UNATMO.

Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong) (“WMDO”)

The WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Further, the Anti-Money Laundering Guideline sets out the anti-money laundering and counter financing of terrorism statutory and regulatory requirements, and the anti-money laundering and counter financing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements. It also provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”)

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Mandatory Provident Fund Scheme Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

The MPFSO, including its subsidiary legislation, is the principal legislation to provide the framework for the establishment of a system of privately managed, employment-related mandatory provident fund (“MPF”) schemes to accrue MPF benefits for members of the workforce of Hong Kong when they retire.

As of the date of this prospectus, we are in compliance with the MPFSO.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our directors, director nominees, executive officers and other key employees

Name	Age	Position(s)
Sze Ho, CHAN	35	Director, Chief Executive Officer
Wai Lok Raymond, FONG	47	Director
Ngan Sammy, SHUM	42	Director
Ting Hei, LEE	40	Chief Financial Officer
* Sheung Chi Steven, WU	42	Independent Director Nominee, Chair of Audit Committee
* Koon Shing, YIP	57	Independent Director Nominee, Chair of Compensation Committee
* B Ray Billy, TAM	54	Independent Director Nominee, Chair of Nominating Committee
* Kit Wa, TO	48	Independent Director Nominee

____________

*        We intend to appoint these individuals as independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Sze Ho, CHAN, Director

Mr. Sze Ho, CHAN is our Director and Chief Executive Officer. Mr. Chan also serves as the Director of I Win Securities. Mr. Chan is licensed as the Responsible Officer for Type 1 regulated activities. Mr. Chan has more than 11 years of experience in the financial services industry, covering the area of margin financing, securities trading, asset management, and wealth management. Prior to joining I Win Securities in December 2020, Mr. Chan worked in the Wealth Management division of CMBC Securities Company Limited, as its Senior Manager, from January 2018 to July 2020. Prior to joining CMBC Securities Company Limited, Mr. Chan served as the Manager of the Wealth Management division of CITICS Securities International, from July 2011 to July 2017. Mr. Chan received a Bachelor of Construction Engineering and Management from the City University of Hong Kong in 2010 and a High Diploma in Building Technology and Management from the Hong Kong Polytechnic University in 2007.

Wai Lok Raymond, FONG, Director

Mr. Wai Lok Raymond, FONG is our Director. Mr. Fong has been acting as the director of I Win Securities and I Win Asset Management since June 2018 and January 2021 respectively and has been responsible for establishing I Win Asset Management and the development of our asset management service. Mr. Fong is licensed as the Responsible Officer for Type 1, 4, and 9 regulated activities. Mr. Fong has more than 22 years of experience in the financial services industry, with a proven track of participating in over 110 IPO underwriting and placement projects and extensive experience in asset management and wealth management. Prior to joining I Win Securities in June 2018, Mr. Fong served as the Responsible Officer in various financial service companies in Hong Kong: Head & Shoulders Securities Limited from May 2017 to June 2018, Run Investment Service Limited from December 2016 to April 2017, Convoy Investment Services from January 2012 to December 2016, Shining Securities Company Limited from April 2009 to December 2011. In his early career, he worked as manager in various financial service companies, including VC Brokerage Limited from June 2008 to March 2009 and Tai Fook Securities Company Limited from Feb 2000 to April 2005. Mr. Fong is a Chartered Financial Analyst (“CFA”) of CFA Institute. He received his Bachelor of Business Administration and Master of Philosophy in Economics from Hong Kong Baptist University in 1997 and 2000; and a Bachelor of Law in Chinese Law from Tsinghua University in 2007.

Ngan Sammy, SHUM, Director

Mr. Ngan Sammy, SHUM is our Director. Mr. Shum also serves as the Director of I Win Securities and I Win Asset Management. Mr. Shum is licensed as the Responsible Officer for Type 1,4, and 9 regulated activities. Mr. Shum has more than 16 years of experience in the financial services industry, in particular, equity sales, securities trading, investment management, and asset management. Prior to joining I Win Securities on April 2021, he served as the Senior Vice President of Haitong Securities International Securities Group (“Haitong”), where he worked from May 2004 to March 2021. At Haitong, Mr. Shun led a sales team to serve high-net-worth investors, corporate clients, and listed companies in corporate finance, IPO, and equity and future transactions and participated in more than 12 IPO projects and 2 major shareholder margin loan financing with total deal size more than HK$ 10 billion. Before

Haitong, Mr. Shum worked as an officer in Wing Lung Bank from August 2003 to April 2004. Mr. Shum is a member of CPA Australia. Mr. Shum received a Bachelor of Business Administration and EMBA from the Chinese University of Hong Kong in 2003 and 2019, respectively.

Ting Hei, LEE, Chief Financial Officer

Mr. Ting Hei, LEE serves as our Chief Financial Officer and has been serving as the Senior Manager of I Win Securities’ Finance and Accounting Department since July 2018. Mr. Lee is primarily responsible for our accounting, financial and treasury management and internal control functions. Mr. Lee has 19 years of accounting and finance experience. Prior to joining I Win Securities, from Jan 2014 to June 2018, Mr. Lee served as the Manager of CIS Securities Asset Management Limited, as SFC’s Manager-In-Charge, for its Finance & Accounting function. From January 2010 to December 2013, Mr. Lee served as the senior officer in the Finance and Accounting function of Convoy Financial Services Limited. From February 2004 to April 2009, Mr. Lee served as the accounting officer and assistant accounting manager of Yu Ming Investment Management Limited. Mr. Lee is a member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Lee received a Bachelor of Arts in Accounting from Napier University in 2006 and a Master of Science in Finance from the City University of Hong Kong in 2009.

B Ray Billy, TAM, Independent Director Nominee

Mr. B Ray Billy, TAM will be appointed as an independent Director and will be the chairman of the nominating committee and a member of the audit committee and compensation committee. Mr. Tam has been a practicing solicitor in Hong Kong since December 1993 and has over 25 years of experience in law with practical experience in corporate finance, regulatory compliance, and general commercial matters. In July 1998, Mr. Tam established his own law firm, Ho & Tam, Solicitors, and is currently the partner of the firm. Before founding Ho & Tam, Solicitors, Mr. Tam was a partner and consultant of Vincent T.K. Cheung, Yap & Co., a Hong Kong law firm, since January 1996. Mr. Tam currently serves as an Independent Non-Executive Director of Superrobotics Limited (stock code: 8176.HK), since March 2012. Mr. Tam was also the Independent Non-Executive Director of China Fortune Financial Group Limited (stock code: 290. HK), Independent Non-Executive Director of Silk Road Energy Services Group Ltd. (stock code: 8250.HK), Independent Non-Executive Director of Crown International Corporation Limited (stock code: 727.HK), Non-Executive Director of Larry Jewellery International Company Limited (stock code: 8351.HK), and Non-Executive Director of Milan Station Holdings Limited (stock code: 1150.HK), which he resigned on December 2016, June 2014, March 2022, September 2014, and March 2017 respectively. Mr. Tam holds a Bachelor of Laws from the University of London, a Bachelor Degree of PRC Law from Tsinghua University; a Master Degree of Laws from the University of Hong Kong and a Master Degree in Business Administration (EMBA Programme 2013) from the Chinese University of Hong Kong.

Koon Shing, YIP, Independent Director Nominee

Mr. Koon Shing, YIP will be appointed as an independent Director and will be the chairman of the compensation committee and a member of the audit committee and nominating committee. Mr. Yip currently serves as the independent non-executive director of Orange Tour Cultural Holding Limited (stock code: 8627.HK) since October 2019. From December 2020 to September 2022, Mr. Yip served as the independent non-executive director of Deyun Holding Ltd. (stock code: 1440.HK). Mr. Yip has over 26 years of experience in general management, human resources/people development, strategic business development, and finance in the transportation and logistics industry. Mr. Yip was an executive of 3M Cogent Systems Inc. from March 1987 to January 1991. From April 1992 to June 1997, he worked at Jardine Matheson & Co. and last held the position of assistant general manager and chief representative of Jardine Transport Services Group. In this position, Mr. Yip was mainly responsible for managing the business and operations of the entity and acting as key liaison with overseas in managing business in China. Subsequently, Mr. Yip started his own company, Good One Logistics Group, in July 1997 and has been acting as its founder and chief advisor since then. Mr. Yip obtained his Bachelor of Science in business administration degree from California State Polytechnic University, Pomona in June 1988 and his master of business administration degree from Loyola Marymount University in May 1992.

Sheung Chi Steven, WU Independent Director Nominee

Mr. Sheung Chi Steven, WU, will be appointed as an independent Director and will be the chairman of the audit committee and a member of the compensation committee and nominating committee. Mr. Wu has over 20 years of experience in audit, financial analysis, corporate finance, IPO, M&A, and compliance. Mr. Wu is a fellow of the Association of Chartered Certified Accountants (“ACCA”) since 2012 and a member of the Hong Kong

Institute of Certified Public Accountants (“HKICPA”) since 2007. Mr. Wu started his career as a staff accountant at Ernst & Young Hong Kong from August 2003 to August 2005. From September 2005 to August 2007, he worked as a senior accountant at Deloitte Touche Tohmatsu Hong Kong. In addition to his career in the Big 4 accounting firm, he has extensive experience in the deal origination & execution of IPOs and fundraising and HKSFC compliance, as the sponsor principal and Responsible Officer in various financial service companies in Hong Kong, including but not limited to: as the Director of RHB Capital Hong Kong Limited from July 2011 to August 2017, as the Managing Director of South China Capital Limited from September 2017 to July 2020, as the Managing Director of Huabang Corporate Finance Limited from August 2020 to July 2021, and as the Director of Vinco Financial Group Limited from September 2021 to June 2022. He is currently the Managing Director of Taihe Capital Limited since July 2022. Mr. Wu obtained a Bachelor of Electrical & Electronic Engineering from Imperial College London in the United Kingdom in May 2002.

Kit Wa, TO, Independent Director Nominee

Dr. Kit Wa, TO will be appointed as an independent Director and will be a member of the compensation committee, the audit committee, and nominating committee. Since March 2022, Dr. To serves as the Laboratory Director of Zhong Ji Longevity Science Group Limited (stock code: 767.HK). Dr. To is currently the Independent Non-Executive Director of Fusen Pharmaceutical Company Limited (stock code: 1652.HK). From March 2015 to June 2020, Dr. To worked as a Senior Research Assistant and conducted research in the Laboratory of Biomedical Imaging and Signal Processing in the Department of Electrical and Electronic Engineering, the University of Hong Kong. Dr. To served as an account executive at ACI Group (Hong Kong) Limited from 1996 to 1998. She was a marketing executive at Tak Hing Manufacturing Company Limited from 1999 to 2000 and rejoined as an executive secretary from 2003 to 2004. She then worked as a senior secretary in Belief Wealth Management Co. in 2009. Thereafter, Dr. To joined Winsor (Hong Kong) Limited as an assistant manager to supervise a group of research assistants for the daily operation of a laboratory from 2010 to 2013. Dr. To obtained a Bachelor of Science in General Biology in 1996, a Master of Philosophy in 2002, and a Doctor of Philosophy in Cancer Biology in 2007 from the University of Hong Kong. She also received the Certificate and the Diploma of Marketing from HKU School of Professional and Continuing Education in 2000 and 2001 respectively.

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

Employment Agreements and Director Offer Letters

We have entered into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers. Pursuant to these agreements, we are entitled to terminate an executive officer’s employment for cause at any time. Each executive officer agreed not to, directly or indirectly, provide the same or substantially the same services that he/she provides to the Company to any other business in certain area.

We also plan to enter into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

We expect our board of directors to consist of five directors, three of whom will be independent as such term is defined by the Nasdaq Capital Market. We expect that all current directors will continue to serve after this offering.

The directors will be up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We plan to establish three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We plan to adopt a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Mr. B Ray Billy, TAM, Dr. Kit Wa, TO, Mr. Sheung Chi Steven, WU, and Mr. Koon Shing, YIP, upon the effectiveness of their appointments. Mr. Sheung Chi Steven, WU will be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of Mr. B Ray Billy, TAM, Dr. Kit Wa, TO, Mr. Sheung Chi Steven, WU, and Mr. Koon Shing, YIP, upon the effectiveness of their appointments. Mr. Koon Shing, YIP will be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee.    Our nominating committee will consist of Mr. B Ray Billy, TAM, Dr. Kit Wa, TO, Mr. Sheung Chi Steven, WU, and Mr. Koon Shing, YIP, upon the effectiveness of their appointments. Mr. B Ray Billy, TAM will be the chair of our nominating committee. We have determined that Mr. B Ray Billy, TAM, Dr. Kit Wa, TO, Mr. Sheung Chi Steven, WU, and Mr. Koon Shing, YIP satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under the laws of the Cayman Islands, directors have a fiduciary duty to act honestly in good faith with a view to the company’s best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by the directors is breached.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that will be applicable to all of our directors, executive officers and employees.

Employment Agreements

On November 21, 2022, Garden Stage Limited entered into separate employment agreements with: (a) our Chief Executive Officer, Mr. Sze Ho, CHAN; (b) our Chief Financial Officer, Mr. Ting Hei, LEE; (c) our Director, Mr. Wai Lok Raymond, FONG; and (d) our Director, Mr. Ngan Sammy, Shum, respectively (collectively, the Employment Agreements). The initial term of employment under the Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Employment Agreements shall be automatically extended for successive one-year terms.

Pursuant to the Employment Agreements, Mr. Chan, Mr. Lee, Mr. Fong, and Mr. Shum (collectively, the senior executives) will not receive cash compensation in their capacity as the senior executives of Garden Stage. Instead, they will receive cash compensation for their services to I Win Securities, one of the Operating Subsidiaries. Furthermore, Mr. Chan and Mr. Lee will be granted stock options under our Equity Incentive Plan once the Plan is adopted.

Garden Stage is entitled to terminate his agreement for cause at any time without remuneration for certain acts of the senior executives, as being convicted of any criminal conduct, any act of gross or wilful misconduct, or any severe, wilful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. Each senior executive agrees that we shall own all the intellectual property developed by a such officer during his or her employment. Each senior executive has agreed to hold, both during and after the terms of his or her agreement, in confidence and not to use for the officer’s benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each senior executive has agreed not to, for a certain period following termination of his or her employment, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the Group or in the habit of dealing with the Group, and use a name including the words of “I Win”, “I Win Financial”, “I Win Brokers”, “I Win Financial Group” or any other words hereafter used by the Group in its name or in the name of any of its products, services or their derivative terms.

Equity Incentive Plan Information

We intend to provide long-term incentives to directors and executive officers in the form of stock options as part of our overall executive compensation strategy. We believe that stock option grants serve our executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the directors and executive officers with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for our directors and executive officers.

Prior to the closing of this offering, we intend to adopt our Equity Incentive Plan (the “Plan”). Under the Plan, we are authorized to issue equity incentives in the form of incentive stock option, nonqualified stock option, stock appreciation right, restricted stock, restricted stock unit, stock bonus award and performance compensation award under separate award agreements. Under the Plan, the aggregate number of shares underlying awards that we could issue cannot exceed 2,000,000 Ordinary Shares.

Compensation of Directors and Executive Officers

For the six months ended September 30, 2022, and the fiscal years ended March 31, 2022 and 2021, no members of Garden Stage Limited’s board of directors, i.e. Mr. Sze Ho, CHAN, Mr. Wai Lok Raymond, FONG, and Mr. Ngan Sammy, SHUM, received compensation in their capacity as the directors and/or officers of Garden Stage Limited. Meanwhile, in addition to being members of Garden Stage’s board of director, Mr. Chan, Mr. Fong, and Mr. Shum are also the director of our Operating Subsidiaries, I Win Securities and I Win Asset Management, where they were also employed by I Win Securities in the professional capacity of staff dealer, licensed representatives, and Responsible Officers. Mr. Chan, Mr. Fong, and Mr. Shum received compensation, in the form of salary, commission, pension from I Win Securities.

I Win Securities has entered standard employment agreements (“Staff Agreement”) with Mr. Chan, Mr. Fong, and Mr. Shum, regarding remuneration, confidentiality, annual leave and holidays, code of conduct and ethics, compliance, non-competition, non-solicitation, and termination. Furthermore, all staff dealers, including Mr. Chan, Mr. Fong, and Mr. Shum, are entitled to commissions in relation to the securities trading client accounts they referred to I Win Securities and the projects/deals, such as underwriting and placing projects, they generated from their networks. See “Business — Our Services and Business Model — Securities Trading Services — Types of Account” for the discussion of House Accounts and Referral Accounts.

I Win Securities has commission split arrangements for securities trading/brokerage commissions split and projects/deal commissions split, depending on the nature of services the staff dealer provided. For the brokerage commission split, generally, the net revenue derived from the brokerage commission for securities trading conducted by client accounts the staff dealer referred to I Win Securities would be split between the individual staff dealers and I Win Securities in the percentage of 60 and 40, i.e. 60% to the staff dealer and 40% to I Win Securities. For the deal commission split, the net revenue derived from projects the staff dealers generated will be split in percentages based on case-by-case negotiation between the individual staff dealer who generated the project and the management of I Win Securities. Determination of the deal commission split is usually based on the staff dealer’s relationship with the client, cost, resources of I Win Securities committed to the projects, and risk of non-completion of projects.

The following table sets forth certain information with respect to compensation for the six months period ended September 30, 2022, and for the years ended March 31, 2022 and 2021 earned by or paid to each director of Garden Stage Limited.

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Commission (US$)	Deferred Compensation Earnings (US$)	Pension/MPF (US$)	Total (US$)
Mr. Sze Ho, CHAN(1)	2022	$2,610.71	$—	$—	$543,070.41	$—	$144.67	$545,825.79
Director and Chief Executive Officer of Garden Stage; Director of I Win Securities and I Win Asset Management	2021	$—	$—	$—	$87,007.74	$—	$—	$87,007.74
	Six Months ended September 30, 2022	$22,938.12	$—	$—	$303,575.79	$—	$1,146.91	$327,600.82
Mr. Wai Lok Raymond, FONG(2)	2022	$164,433.54	$—	$—	$286,920.14	$—	$2,312.35	$453,666.03
Director of Garden Stage, I Win Securities, and I Win Asset Management	2021	$268,283.25	$386,946.99	$—	$1,262,491.04	$—	$2,321.68	$1,920,042.96
	Six Months ended September 30, 2022	$76,460.39	$—	$—	$—	$—	$1,146.91	$77,607.30
Mr. Ngan Sammy, SHUM(3)	2022	$51,385.48	$—	$—	$24,791.44	$—	$1,541.56	$77,718.48
Director of Garden Stage, I Win Securities, and I Win Asset Management	2021	$—	$—	$—	$—	$—	$—	$—
	Six Months ended September 30, 2022	$38,230.20	$—	$—	$1,592.92	$—	$1,146.91	$40,970.03
Mr. Ting Hei, LEE(4)	2022	$81,702.91	$—	$—	$—	$—	$2,312.35	$84,015.26
Chief Financial Officer of Garden Stage; Senior Manager of I Win Securities	2021	$82,032.76	$—	$—	$—	$—	$2,321.68	$84,354.44
	Six Months ended September 30, 2022	$40,524.01	$—	$—	$—	$—	$1,146.91	$41,670.92

____________

(1)      Mr. Chan does not receive cash compensation in his capacity as the director and Chief Executive Officer of Garden Stage. Instead, he receives cash compensation from his services for I Win Securities, one of the Operating Subsidiaries. Mr. Chan will be granted stock options under our Equity Incentive Plan once the Plan is adopted.

(2)      Mr. Fong does not receive cash compensation in his capacity as the director of Garden Stage. Instead, he receives compensation from his services with I Win Securities, one of the Operating Subsidiaries.

(3)      Mr. Shum does not receive cash compensation in his capacity as the director of Garden Stage. Instead, he receives compensation from his services with I Win Securities, one of the Operating Subsidiaries.

(4)      Mr. Lee does not receive cash compensation in his capacity as the Chief Financial Officer of Garden Stage. Instead, he receives cash compensation from his services as the Senior Manager for I Win Securities, one of the Operating Subsidiaries. Mr. Lee will be granted stock options under our Equity Incentive Plan once the Plan is adopted.

RELATED PARTY TRANSACTIONS

Compensation of Directors

See “Management — Compensation of Directors and Executive Officers” on page 140.

Other Transactions with Related Parties

Nature of relationships with related parties

Name	Relationship with the Company
Fung Yee Lin	Controlling party of the Company
Lau Kam Yan, Karen and her spouse	Controlling party of Courageous Wealth Limited and her spouse
Wong Wai Kuen	Controlling party of the Company
Wu Hin Lun	Controlling party of Capital Hero Global Limited
Zhu Yun	Controlling party of the Company
Fong Wai Lok, Raymond	Director of the Company
Shum Ngan, Sammy	Director of the Company
Cheung Yuk Shan	Spouse of Shum Ngan, Sammy, the director of the Company
Capital Hero Global Limited	Shareholder of the Company
Courageous Wealth Limited	Shareholder of the Company
Gulu Gulu Limited	Shareholder of the Company
Lobster Financial Holdings Limited	Shareholder of the Company
Smark Holding Limited	Shareholder of the Company
I Win Growth SPC — Fund 1 SP	Fund managed by IWAML

Transactions with related parties

			For the Six Months Ended September 30,
Name		Nature	2022	2021
			(Unaudited)	(Unaudited)
Lau Kam Yan, Karen and her spouse	(1)	Brokerage commission	$59,358	$35,439
Wu Hin Lun	(1)	Brokerage commission	296	2,206
Zhu Yun	(1)	Brokerage commission	1,083	7,131
Fong Wai Lok, Raymond	(1)	Brokerage commission	—	37
Cheung Yuk Shan	(1)	Brokerage commission	144	120
Lobster Financial Holdings Limited	(1)	Brokerage commission	1,211	—
I Win Growth SPC – Fund 1 SP	(1)	Brokerage commission	9,095	—
Total			$71,187	$44,933

Lau Kam Yan, Karen and her spouse	(2)	Interest income and other	1,831	47
Wu Hin Lun	(2)	Interest income and other	9	4
Zhu Yun	(2)	Interest income and other	28	—
Fong Wai Lok, Raymond	(2)	Interest income and other	—	48
Lobster Financial Holdings Limited	(2)	Interest income and other	271	—
I Win Growth SPC – Fund 1 SP	(2)	Interest income and other	3,603	—
Total			$5,742	$99

Lau Kam Yan, Karen and her spouse	(3)	Other service revenues	—	26
Wu Hin Lun	(3)	Other service revenues	—	13
Fong Wai Lok, Raymond	(3)	Other service revenues	—	13
I Win Growth SPC – Fund 1 SP	(3)	Other service revenues	2,088	—
Total			$2,088	$52

____________

(1)      The amounts for the six months ended September 30, 2022 and 2021 represented fees and commissions from securities brokerage services based on a fixed rate for each transaction.

(2)      The amounts for the six months ended September 30, 2022 and 2021 represented interests charged on overdue receivables from related parties arising from brokerage transactions.

(3)      The amounts for the six months ended September 30, 2022 and 2021 represented service income from dividend collection services rendered.

			For the Years Ended March 31,
Name		Nature	2022	2021
Fung Yee Lin	(1)	Brokerage commission	$—	$13
Lau Kam Yan, Karen and her spouse	(1)	Brokerage commission	698,350	4,188
Wu Hin Lun	(1)	Brokerage commission	4,362	243
Zhu Yun	(1)	Brokerage commission	13,517	23,027
Fong Wai Lok, Raymond	(1)	Brokerage commission	45	167
Cheung Yuk Shan	(1)	Brokerage commission	226	10,142
Lobster Financial Holdings Limited	(1)	Brokerage commission	11,947	—
I Win Growth SPC – Fund 1 SP	(1)	Brokerage commission	6,089	—
Total			$734,536	$37,780

Fung Yee Lin	(2)	Interest income and other	—	5
Lau Kam Yan, Karen and her spouse	(2)	Interest income and other	3,362	56
Wu Hin Lun	(2)	Interest income and other	431	—
Zhu Yun	(2)	Interest income and other	29	—
Fong Wai Lok, Raymond	(2)	Interest income and other	1,321	—
Cheung Yuk Shan	(2)	Interest income and other	76	200
Lobster Financial Holdings Limited	(2)	Interest income and other	90	—
I Win Growth SPC – Fund 1 SP	(2)	Interest income and other	191	—
Total			$5,500	$261

Fung Yee Lin	(3)	Other service revenues	10	3
Lau Kam Yan, Karen and her spouse	(3)	Other service revenues	392	—
Wu Hin Lun	(3)	Other service revenues	13	—
Zhu Yun	(3)	Other service revenues	57	—
Fong Wai Lok, Raymond	(3)	Other service revenues	13	—
Cheung Yuk Shan	(3)	Other service revenues	13	—
I Win Growth SPC – Fund 1 SP	(3)	Other service revenues	1,793	—
Total			$2,291	$3

Smark Holding Limited	(4)	Other administrative expenses	$3,854	—

____________

(1)      The amounts for the years ended March 31, 2022 and 2021 represented fees and commissions from securities brokerage services based on a fixed rate for each transaction.

(2)      The amounts for the years ended March 31, 2022 and 2021 represented interests charged on overdue receivables from related parties arising from brokerage transactions.

(3)      The amounts for the years ended March 31, 2022 and 2021 represented service income from dividend collection services rendered.

(4)      The amount for the year ended March 31, 2022 represented other administrative expenses paid for management services.

Balance with related parties

Name		Nature	September 30, 2022	March 31, 2022
			(Unaudited)
Lau Kam Yan, Karen and her spouse	(1)	Receivables from customers	$90,804	$—
Lobster Financial Holdings Limited	(1)	Receivables from customers	—	12,110
I Win Growth SPC – Fund 1 SP	(2)	Receivables from customers	3,865	65,192
Total			94,669	77,302

Fung Yee Lin	(3)	Payables to customers	$356	$194
Lau Kam Yan, Karen and her spouse	(3)	Payables to customers	407,122	10,830
Wu Hin Lun	(3)	Payables to customers	—	7,364
Zhu Yun	(3)	Payables to customers	14,304	20,834
Cheung Yuk Shan	(3)	Payables to customers	189,336	196,771
I Win Growth SPC – Fund 1 SP	(3)	Payables to customers	13,839	22,855
Total			$624,957	$258,848

Capital Hero Global Limited	(4)	Amounts due to related parties	283,568	—
Courageous Wealth Limited	(4)	Amounts due to related parties	830,449	—
Gulu Gulu Limited	(4)	Amounts due to related parties	81,019	—
Lobster Financial Holdings Limited	(4)	Amounts due to related parties	668,410	676,671
Smark Holding Limited	(4)	Amounts due to related parties	169,136	1,360,456
Total			$2,032,582	$2,037,127

Capital Hero Global Limited	(5)	Subscription receivables	18	18
Courageous Wealth Limited	(5)	Subscription receivables	53	53
Gulu Gulu Limited	(5)	Subscription receivables	5	5
Lobster Financial Holdings Limited	(5)	Subscription receivables	42	42
Smark Holding Limited	(5)	Subscription receivables	11	11
Total			$129	$129

____________

(1)      The balances as of September 30, 2022 (unaudited) and March 31, 2022 represented amounts due on brokerage transactions on trade-date basis and those not yet settled on settlement dates. The balances were fully settled subsequently.

(2)      The balances as of September 30, 2022 (unaudited) and March 31, 2022 represented management fee receivables from a fund which the Group managed for investment management services provided. The balances were fully settled in February 2023.

(3)      The balances as of September 30, 2022 (unaudited) and March 31, 2022 represented cash deposits received from the related parties and payables arising from unsettled trades on trade-date basis.

(4)      The balances as of September 30, 2022 (unaudited) and March 31, 2022 represented the advances from shareholders for operational purposes and consideration payable to the shareholders upon our group reorganization. The balances were unsecured, non-interest bearing and repayable on demand.

(5)      The balances as of September 30, 2022 (unaudited) and March 31, 2022 represented the capital from shares allotment to be received from the shareholder.

Name		Nature	March 31, 2022	March 31, 2021
Lobster Financial Holdings Limited	(1)	Receivables from customers	12,110	—
I Win Growth SPC – Fund 1 SP	(2)	Receivables from customers	65,192	—
Total			$77,302	$—

Fung Yee Lin	(3)	Payables to customers	$194	$30
Lau Kam Yan, Karen and her spouse	(3)	Payables to customers	10,830	99,004
Wu Hin Lun	(3)	Payables to customers	7,364	92,192
Zhu Yun	(3)	Payables to customers	20,834	9,977
Fong Wai Lok, Raymond	(3)	Payables to customers	—	4,551
Cheung Yuk Shan	(3)	Payables to customers	196,771	118,295
I Win Growth SPC – Fund 1 SP	(3)	Payables to customers	22,855	—
Total			$258,848	$324,049

Lobster Financial Holdings Limited	(4)	Amounts due to related parties	676,671	682,547
Smark Holding Limited	(4)	Amounts due to related parties	1,360,456	1,371,727
Total			$2,037,127	$2,054,274

Capital Hero Global Limited	(5)	Subscription receivables	18	—
Courageous Wealth Limited	(5)	Subscription receivables	53	—
Gulu Gulu Limited	(5)	Subscription receivables	5	—
Lobster Financial Holdings Limited	(5)	Subscription receivables	42	6
Smark Holding Limited	(5)	Subscription receivables	11	13
Total			$129	$19

____________

(1)      The balances as of March 31, 2022 represented amounts due on brokerage transactions on trade-date basis and those not yet settled on settlement dates. The balances were fully settled subsequently.

(2)      The balances as of March 31, 2022 represented management fee receivables from related parties for investment management services provided. The balances were fully settled in May 2022.

(3)      The balances as of March 31, 2022 and 2021 represented cash deposits received from the related parties and payables arising from unsettled trades on trade-date basis.

(4)      The balances as of March 31, 2022 and 2021 represented the advances from shareholders for operational purposes and consideration payable to the shareholders upon our group reorganization. The balances were unsecured, non-interest bearing and repayable on demand. Subsequently on November 25, 2022, I Win Holdings Limited entered into deeds of waiver of debts with its shareholders under which the shareholders agreed to waive the debts due to them by I Win Holdings Limited with an amount totalling HK$15,900,000 (approximately US$2,034,204) in form of capital contributions. In view of the deeds of waiver of debts, the equity of I Win Holdings Limited and its wholly-owned subsidiaries, as a group, has been increased by HK$15,900,000 (approximately US$2,034,204) accordingly.

(5)      The balances as of March 31, 2022 and 2021 represented the capital from shares allotment to be received from the shareholders.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares beneficially owned prior to this offering				Ordinary Shares beneficially held immediately after this offering
Name of Beneficial Owner	Number of Ordinary Shares		Approximate percentage of outstanding Ordinary Shares		Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors, Director Nominees and Named Executive Officers:
Mr. Wai Lok Raymond, FONG(1)	3,300		[ ]	%	[ ]	[ ]	%
Mr. Sze Ho, CHAN
Mr. Ngan Sammy, SHUM

All directors and executive officers as a group:

5% or Greater Shareholders:	—		—		—
Lobster Financial Holding Limited	3,300	(1)	[ ]	%	[ ]	[ ]	%
Smark Holding Limited	800	(2)	[ ]	%	[ ]	[ ]	%
Courageous Wealth Limited	4,100	(3)	[ ]	%	[ ]	[ ]	%
Capital Hero Global Limited	1,400	(4)	[ ]	%	[ ]	[ ]	%
Bliss Tone Limited	[ ]	(5)	[ ]	%	[ ]	[ ]	%
State Wisdom Holding Limited	[ ]	(6)	[ ]	%	[ ]	[ ]	%
Oriental Moon Tree Limited	10,000	(7)	[ ]	%	[ ]	[ ]	%

____________

(1)      These shares are held by Lobster Financial Limited, a company incorporated in the British Virgin Islands. Lobster Financial Limited is 100% owned by Ms. Yun, ZHU, who is the sole shareholder and director of Lobster Financial Limited. Ms. Zhu holds the voting and dispositive power over the Ordinary Shares held by it. Ms. Yun, ZHU is the spouse of Mr. Wai Lok Raymond, FONG. The registered address of Lobster Financial Limited is Corporate Registrations Limited of Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(2)      These shares are held by Smark Holdings Limited, a company incorporated in the British Virgin Islands. Smark Holdings Limited is 75% owned by Ms. Yee Lin, FUNG and 25% owned by Mr. Wai Kuen, WONG. Ms. Fung is the sole director of Smark Holdings Limited, who also holds the voting and dispositive power over the Ordinary Shares held by it. The registered address of Smark Holding Limited is OMC Chambers, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(3)      These shares are held by Courageous Wealth Limited, a company incorporated in the British Virgin Islands. Courageous Wealth Limited is 100% owned by Ms. Kam Yan Karen, LAU, who is the sole shareholder and director of Courageous Wealth Limited. Ms. Lau holds the voting and dispositive power over the Ordinary Shares held by it. The registered address of Courageous Wealth Limited is Corporate Registrations Limited of Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(4)      These shares are held by Capital Hero Global Limited, a company incorporated in the British Virgin Islands. Capital Hero Global Limited is 100% owned by Mr. Hin Lun, WU, who is the sole shareholder and director of Capital Hero Global Limited. Capital Hero Global Limited has assigned the voting power over the Ordinary Shares held by Capital Hero Global Limited to Smark Holdings Limited, by way of Shareholders Agreement. Ms. Yee Lin, FUNG, the shareholder and the sole director of Smark Holdings Limited, therefore holds the voting and dispositive power over the Ordinary Shares held by Capital Hero Global Limited. The registered address of Capital Hero Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)      These shares are held by Bliss Tone Limited, a company incorporated in the British Virgin Islands. Bliss Tone Limited is 100 % owned by Mr. Chun Fai, CHAN, who is its sole shareholder and director. Mr. Chan holds the voting and dispositive power over the Ordinary Shares held by it. The registered address of Bliss Tone Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)      These shares are held by State Wisdom Holdings Limited, a company incorporated in the British Virgin Islands. State Wisdom Holdings Limited is 100 % owned by Ms. Yan, KO, who is its sole shareholder and director. Ms. Ko holds the voting and dispositive power over the Ordinary Shares held by it. The registered address of State Wisdom Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)      These shares are held by Oriental Moon Tree Limited, a British Virgin Islands company of which approximately 33% are held by Lobster Financial Holding Limited, 8% are held by Smark Holding Limited, 41% held by Courageous Wealth Limited, and 14% held by Capital Hero Global Limited. Ms. Yun ZHU through Lobster Financial Holding Limited, Ms. Yee Lin, FUNG and Mr. Wai Kuen, WONG through Smark Holding Limited, Ms. Kam Yan Karen, LAU through Courageous Wealth Limited, and Mr. Hin Lun, WU through Capital Hero Global Limited. The registered address of Oriental Moon Tree Limited is Jayla Place, 2nd Floor, Road Town, Tortola, British Virgin Islands.

Selling Shareholder

This prospectus covers the offering of [    ] Ordinary Shares by the Selling Shareholder. This prospectus and any prospectus supplement will only permit the Selling Shareholder to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to be Sold.” The Ordinary Shares owned by the Selling Shareholder are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholder the opportunity to sell those Ordinary Shares.

The following table sets forth the name of the Selling Shareholder, the number and percentage of Ordinary Shares beneficially owned by the Selling Shareholder, the number of Ordinary Shares that may be sold in this offering and the number and percentage of Ordinary Shares the Selling Shareholder will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the named Selling Shareholder. We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholder.

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(2)	Number of Ordinary Shares to be Sold	Number of Ordinary Shares Owned After Offering	Percentage Ownership After Offering(1)
Oriental Moon Tree Limited(1)	10,000	100%		[ ]	0%

____________

(1)      Oriental Moon Tree Limited holds voting and/or dispositive power over 10,000 Ordinary Shares. The registered address of Oriental Moon Tree Limited is Jayla Place, 2nd Floor, Road Town, Tortola, British Virgin Islands. Ms. Yun ZHU through Lobster Financial Holding Limited, Ms. Yee Lin, FUNG and Mr. Wai Kuen, WONG through Smark Holding Limited, Ms. Kam Yan Karen, LAU through Courageous Wealth Limited, and Mr. Hin Lun, WU through Capital Hero Global Limited.

(2)      Based on [    ] Ordinary Shares issued and outstanding immediately prior to the offering and [    ] Ordinary Shares to be issued and outstanding immediately after the offering.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated in the Cayman Islands and our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act, and the common law of the Cayman Islands.

At incorporation, our authorized share capital was US$50,000 divided into 50,000 ordinary shares with US$1.00 par value per share. Upon consummation of the Reorganization and this offering, our authorized share capital will be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each. All of our shares to be issued in the offering will be issued as fully paid.

The following is a description of the material terms of our Articles as they will be in effect upon the consummation of the Reorganization and this offering. Unless otherwise indicated, all information in this section assumes that the Reorganization have been completed immediately prior to the consummation of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our Articles, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their Ordinary Shares in accordance with our amended and restated memorandum and articles of association.

The Directors may authorize certificates to be issued with the seal and authorized signature(s) affixed by some method or system of mechanical process. If a share certificate be defaced, lost or destroyed, it may be renewed on payment of a fee of one dollar (US$l.00) or such less sum and on such terms (if any) as to evidence and indemnity and the payment of the expenses incurred by the Company in investigating evidence, as the Directors may prescribe.

Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[      ].” We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we receive conditional approval letter.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [      ]. The transfer agent and registrar’s address is [      ].

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act. Our articles of association provide that the directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available therefore. No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every shareholder of record present in person or by proxy at a general meeting shall have one vote and on a poll every shareholder of record present in person or by proxy shall have one vote for each share registered in his name in the register of Members.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the Ordinary Shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated memorandum and articles of association do not provide for cumulative voting.

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of Ordinary Shares under our amended and restated memorandum and articles of association.

Our Memorandum and Articles of Association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of Shareholders

The directors may whenever they think fit, and they shall on the requisition of shareholders of the Company holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company.

No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business; two shareholders present in person or by proxy shall be a quorum provided always that if the Company has one shareholder of record the quorum shall be that one shareholder present in person or by proxy. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the shareholders present shall be a quorum.

Meetings of Directors

The directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and unless so fixed shall be two, a Director and his appointed alternate director being considered only one person for this purpose, and if there shall at any time be only a sole Director the quorum shall be one.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least one month prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

Shares may be issued on the terms that they are, or at the option of the Company or the holder are, to be redeemed on such terms and in such manner as the Company, before the issue of the shares, may by Special Resolution determine and the rights attaching to any issued shares may, subject to the provisions of our amended and restated memorandum and articles of association, by special resolution, be varied so as to provide that such shares are to be or are liable to be so redeemed. The Companies Act and our amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the U.S. Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

Changes in Capital

Subject to the Companies Act, we may from time to time by an ordinary resolution of our shareholders:

•        increase the share capital of our Company by new shares of such amount as it thinks expedient;

•        consolidate and divide all or any of our share capital into shares of larger amount than its existing shares of shares;

•        subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•        cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect any account or book or document of the Company except as conferred by the Companies Act or authorized by the Directors or by the Company in general meeting. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information” on page 178.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue negotiable or bearer shares or shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act and the laws of the Cayman Islands affecting Cayman Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association
Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

Under the laws of the Cayman Islands, directors have a fiduciary duty to act honestly in good faith with a view to the company’s best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by the directors is breached.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud, dishonesty or wilful default.

	Delaware	Cayman Islands
Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

The ability of Cayman Islands companies to provide in their articles of association for indemnification of officers and directors is limited, insofar as it is not permissible for the directors to contract out of the core fiduciary duties they owe to the company, nor would any indemnity be effective if it were held by the Cayman Islands courts to be contrary to public policy, which would include any attempt to provide indemnification against civil fraud or the consequences of committing a crime.

Our articles of association provide to the extent permitted by law, the directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own wilful neglect or default respectively and no such director, officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other director, officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the wilful neglect or default of such director, officer or trustee.

	Delaware	Cayman Islands
Interested Directors

Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s Memorandum and Articles of Association.
Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the Memorandum and Articles of Association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

	Delaware	Cayman Islands
Voting for election of Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Directors are appointed in accordance with the terms of the Memorandum and Articles of Association of the company.
Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	Our currently effective articles of association do not provide for cumulative voting.
Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The Memorandum and Articles of Association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filling Vacancies on Board

Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.

Nomination, appointment and removal of directors and filling of board vacancies are governed by the terms of the Memorandum and Articles of Association.
Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent

Delaware	Cayman Islands

company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Save in certain limited circumstances under the Companies Act of the Cayman Islands, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such

	Delaware	Cayman Islands

class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. Dissentient members/creditors are entitled to appear and be heard. At the hearing, the Grand Court considers (in light of any opposition) whether:

•   approval of the scheme was reasonable (whether a reasonable member would have approved it);

•   each class was fairly represented at the meeting;

•   the majority acted bona fide without coercion of the minority to promote interests adverse to those of the class;

•   all notice periods were complied with;

•   the resolutions carried by the requisite majority.

Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•   a company acts or proposes to act illegally or ultra vires;

•   the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•   those who control the company are perpetrating a “fraud on the minority.”

	Delaware	Cayman Islands
Inspection of Corporate Records

Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than the copies of Memorandum and Articles of Association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) of the company. However, these rights may be provided in the company’s Memorandum and Articles of Association.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to table resolutions at a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that the directors may whenever they think fit, and they shall on the requisition of Members of the Company holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company. If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 days.

Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the Memorandum and Articles of Association).

	Delaware	Cayman Islands
Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the Memorandum and Articles of Association.
Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Companies Act and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [            ] Ordinary Shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares. Of that amount, [            ] Ordinary Shares will be publicly held by investors participating in this offering, and [            ] Ordinary Shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Prior to this offering, there has been no public market for our Ordinary Shares. While we intend to list the Ordinary Shares on the Nasdaq Capital market, we cannot assure you that a regular trading market will develop in our Ordinary Shares.

Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Ordinary Shares and our ability to raise equity capital in the future.

All of the Ordinary Share sold in the offering by the Company and the Selling Shareholder will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. All of the ordinary shares sold in by the Selling Shareholder will be freely transferable without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-Up Agreements

Our directors, executive officers and shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days after the date of this prospectus, without the prior written consent of the Representative. See “Underwriting” beginning on page 170.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

We are registering [            ] Ordinary Shares held by the Selling Shareholder herein and these Ordinary Shares may be sold publicly under this prospectus as long as the registration statement of which this prospectus is part of is effective.

Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding Ordinary Shares, which will equal approximately 350,000 Ordinary Shares immediately after this offering; or

•        the average weekly trading volume of our Ordinary Shares, on the Nasdaq Capital Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

Our directors, executive officers and shareholders, except for the Selling Shareholder, have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of six months after the date of this prospectus, without the prior written consent of the representative. See “Underwriting.”

TAXATION

The following summary of material Cayman Islands, Hong Kong, and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. As advised by Stevenson, Wong & Co., our counsel with respect to Hong Kong law, under the current laws of Hong Kong:

•        No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

•        Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

•        Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        banks and other financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        individual retirement accounts or other tax-deferred accounts;

•        persons liable for alternative minimum tax;

•        persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

•        investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•        investors that have a functional currency other than the U.S. dollar;

•        persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

•        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of our Ordinary Shares immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules” beginning on page 166.

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the Ordinary Shares on Nasdaq Capital Market. Provided that this listing is approved, we believe that the ordinary should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Ordinary Shares. Under the PFIC rules:

•        the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The

U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq Capital Market. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax

ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands may have a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

All of our assets are located in Hong Kong. In addition, all our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any State of the United States.

Hong Kong

Stevenson, Wong & Co., our counsel with respect to Hong Kong law, has advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

Cayman Islands

Travers Thorp Alberga, our counsel as to the laws of the Cayman Islands has advised us that there may be uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Travers Thorp Alberga has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

British Virgin Islands

The courts of the British Virgin Islands will not necessarily enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. Additionally, there is no statutory enforcement in the British Virgin Islands of judgments obtained in the United States, however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

•        the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•        is final and for a liquidated sum;

•        the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

•        in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•        recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•        the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

In appropriate circumstances, the British Virgin Islands Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

We expect that in the event of a voluntary liquidation of the company, after payment of the liquidation costs and any sums then due to creditors, that the liquidator would distribute our remaining assets on a pari passu basis.

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Business Companies Act of the British Virgin Islands (as revised from time to time).

UNDERWRITING

We and the Selling Shareholder will enter into an underwriting agreement with Pacific Century Securities, LLC to act as the representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of Ordinary Shares
Pacific Century Securities, LLC
[ ]
Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Option to Purchase Additional Ordinary Shares

We and the Selling Shareholder have granted the underwriters an option to buy up to an aggregate of [        ] additional Ordinary Shares. The underwriters have forty-five (45) days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will purchase additional Ordinary Shares approximately in proportion to the amounts specified in the table above.

Discounts and Expenses

The underwriters will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $             per ordinary share, assuming an initial public offering price of $[        ] per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The underwriting discount is equal to 7.5% of the public offering price on each of the Ordinary Shares being offered.

The table below shows the initial public offering price per ordinary share, underwriting discounts to be paid by us, and the proceeds before expenses to us.

	Per Ordinary Share	Total
Initial public offering price(1)	$	$
Underwriting discounts and commissions payable by us	$	$
Underwriting discounts and commissions payable by the Selling Shareholder	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the Selling Shareholder	$	$

____________

(1)      Initial public offering price per share is assumed as $[      ] per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus.

We have agreed to reimburse the representative up to a maximum of $250,000 for out-of-pocket accountable expenses, including, but not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals. In addition, at the closing of the offering, we will reimburse the representative 1% of the actual amount of the offering as non-accountable expenses.

We have agreed to pay an advanced expense deposit of $80,000 to the representative for the representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Except as disclosed in this prospectus, the representative has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

Right of First Refusal

In addition, the Company agrees to grant the representative a right of first refusal (the “Right of First Refusal”), exercisable at the sole discretion of the representative for twelve months from the closing day of this offering, to provide investment banking service to the Company on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters or placement agents. For these purposes, the investment banking service includes, without limitation, (a) acting as leading manager for any underwritten public offering; and (b) acting as placement agent or initial purchaser in connection with any private offering of securities of the Company. The Right of First Refusal shall be subject to FINRA Rule 5110(g)(5).

Lock-up Agreements

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the period of three (3) months after the closing of the offering:

•        offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

•        file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

Each of our directors and officers named in the section “Management”, and all of our existing shareholders that own 5% or more of our total outstanding shares have agreed that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for a period of six (6) months from the effective date of the registration statement of which this prospectus forms a part:

•        offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or capital stock of our Company including any securities convertible into or exercisable or exchangeable for such Ordinary Shares or capital stock, or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Ordinary Shares or capital stock whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price will be determined by negotiations between us, the Selling Shareholder, and the underwriters. The principal factors to be considered in determining the initial public offering price include, but not limited to:

•        the information set forth in this prospectus and otherwise available to the underwriters;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change due to market conditions and other factors. Neither the underwriters, the Selling Shareholder, nor we can assure investors that an active trading market will develop for our Ordinary Shares or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We and the Selling Shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We will apply to have our Ordinary Shares approved for listing on the Nasdaq under the symbol “[ ].” We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the representative or by its affiliates. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as an underwriter, and should not be relied upon by investors. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Ordinary Shares will be determined through negotiations between us, the Selling Shareholder, and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we, the Selling Shareholder, and the representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and the Selling Shareholder and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers Outside the United States

Other than in the United States, no action has been taken by us, the Selling Shareholder, or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Ordinary Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

In addition to the public offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries and regions.

Australia.    This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada.    The Ordinary Shares may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands.    This prospectus does not constitute a public offer of the Ordinary Shares or Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to any member of the public in the Cayman Islands.

European Economic Area.    In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Ordinary Shares to the public in that Relevant Member State at any time,

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•        in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Ordinary Shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of Ordinary Shares to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.    The Ordinary Shares may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Malaysia.    The Ordinary Shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore.    The securities represented may not be offered or sold, nor may any document or other material in connect with such securities be distributed, either directly or indirectly, (i) to persons in Singapore other than under circumstances in which such offer or sale does not constitute an offer or sale of such securities to the public in Singapore or (ii) to the public or any member of the public in Singapore other than pursuant to, and in accordance with the conditions of, an exemption invoked under division 5a or part iv of the companies act, chapter 50 of Singapore and to persons to whom the securities may be offered or sold under such exemption.

United Kingdom.    An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriter in relation to the Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
The Nasdaq Capital Market Listing Fee
FINRA Filing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Expenses
Printing and Engraving Expenses
Miscellaneous Expenses
Total Expenses	$

These expenses will be borne by us. Underwriting discounts and non-accountable expense allowance will be borne by us in proportion to the numbers of Ordinary Shares sold in this offering.

LEGAL MATTERS

The validity of the Ordinary Shares offered hereby and certain legal matters as to Cayman Islands law will be passed upon for us by Travers Thorp Alberga. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters as to Hong Kong law will be passed upon for us by Stevenson, Wong & Co. Certain legal matters as to PRC law will be passed upon for us by Guangdong Wesley Law Firm. Ortoli Rosenstadt LLP may rely upon Stevenson, Wong, & Co. and Guangdong Wesley Law Firm with respect to matters governed by Hong Kong law and PRC law, respectively. The Crone Law Group P.C. is acting as U.S. securities counsel for the underwriter in connection with this offering.

EXPERTS

The consolidated financial statements as of and for the years ended March 31, 2021 and 2022 as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of Friedman LLP is One Liberty Plaza, 165 Broadway, Floor 21, New York, NY 10006.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective September 1, 2022, Friedman, our then independent registered public accounting firm, combined with Marcum LLP and continued to operate as an independent registered public accounting firm. On December 15, 2022, we engaged Marcum Asia to serve as our independent registered public accounting firm. The services previously provided by Friedman are now provided by Marcum Asia.

Friedman’s reports on our consolidated financial statements for the years ended March 31, 2021 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during our two most recent fiscal years and through December 15, 2022, there have been no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference to the subject matter of the disagreement in connection with its reports on our financial statements for such periods.

For our two most recent fiscal years and the subsequent interim period through December 15, 2022, other than the material weaknesses in the Company’s internal control over financial reporting, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F.

We provided Friedman with a copy of the above disclosure and requested that Friedman furnish us with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Friedman’s letter is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

During our two most recent fiscal years and through December 15, 2022, neither our Company nor anyone acting on our behalf consulted Marcum Asia with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act, as applicable to foreign private issuers. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We maintain a website at www.iwinsec.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

INDEX TO FINANCIAL STATEMENTS

I WIN HOLDINGS LIMITED

Consolidated Financial Statements for the Fiscal Years Ended March 31, 2022 and 2021

Unaudited Condensed Consolidated Financial Statements for the Six Months Ended September 30, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
I Win Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of I Win Holdings Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor in 2022

New York, New York
December 13, 2022

I Win Holdings Limited
Consolidated Balance Sheets
(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31,
	2022	2021
Assets
Current Assets
Cash	$838,051	$1,786,024
Restricted cash	7,004,751	13,115,991
Receivables from broker-dealers and clearing organizations	1,189,111	1,734,645
Receivables from customers	787,527	846,037
Receivables from customers-related parties	77,302	—
Other assets, current	38,725	104,816
Total current assets	9,935,467	17,587,513

Operating lease right-of-use assets	131,745	—
Deferred tax assets, net	—	430
Property and equipment, net	16,502	3,422
Intangible assets, net	63,837	64,391
Deferred initial public offering (“IPO”) costs	35,749	—
Other assets, non-current	48,583	29,620
Total assets	10,231,883	17,685,376

Liabilities and shareholders’ equity
Liabilities
Current liabilities
Payables to customers	$7,181,604	$13,219,785
Payables to customers-related parties	258,848	324,049
Payables to broker-dealers and clearing organizations	416,642	1,353,637
Amounts due to related parties	2,037,127	2,054,274
Operating lease liabilities, current	68,020	—
Accrued expenses and other liabilities	70,839	91,636
Total current liabilities	10,033,080	17,043,381

Operating lease liabilities, non-current	69,740	—
Deferred tax liabilities, net	361	—
Total liabilities	10,103,181	17,043,381

Commitments and contingencies
Shareholders’ equity

Ordinary shares, no par value	129	19
Subscription receivables	(129)	(19)
Retained earnings	127,674	638,579
Accumulated other comprehensive income	1,028	3,416
Total shareholders’ equity	128,702	641,995
Total liabilities and shareholders’ equity	$10,231,883	$17,685,376

The accompanying notes are an integral part of these consolidated financial statements.

I Win Holdings Limited
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2022	2021
Revenues
Brokerage commissions	$742,201	$1,373,873
Brokerage commissions-related parties	734,536	37,780
Underwriting and placement income	355,371	4,372,730
Introducing and referral income	210,009	160,151
Other service revenues	197,848	61,900
Other service revenues-related parties	2,291	3
Interest income and other	58,680	121,305
Interest income and other-related parties	5,500	261
Total revenues	2,306,436	6,128,003

Expenses
Brokerage, clearing and exchange fees	745,557	204,399
Sub-underwriting and sub-placement fees	123,186	3,625,305
Compensation and benefits	1,412,080	2,328,544
Communications and technology	111,832	82,060
Deprecation	5,122	4,611
Loss on disposal of a subsidiary	—	422
Occupancy costs	49,470	42,564
Professional fees	107,122	14,964
Travel and business development	158,185	97,217
Other administrative expenses	100,141	57,526
Other administrative expenses-a related party	3,854	—
Total expenses	2,816,549	6,457,612

Loss before income taxes	(510,113)	(329,609)
Income tax (expense) benefits	(792)	66
Net loss	(510,905)	(329,543)

Other comprehensive loss
Foreign currency translation adjustments	(2,388)	(1,298)
Total comprehensive loss	$(513,293)	$(330,841)
Loss per share:
Basic and diluted	$637	$2,197
Dividend per share:
Basic and diluted	$—	$774
Weighted average number of ordinary shares outstanding:
Basic and diluted	802	150

The accompanying notes are an integral part of these consolidated financial statements.

I Win Holdings Limited
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollar, except for the number of shares)

	Ordinary Shares, no par value				Accumulated Other Comprehensive Income (Loss)	Total
	Shares Issued	Amount	Subscription Receivables	Retained Earnings
Balance as of March 31, 2020	150	$19	(19)	$1,084,206	$4,714	$1,088,920
Net loss	—	—	—	(329,543)	—	(329,543)
Dividend declared	—	—	—	(116,084)	—	(116,084)
Foreign currency translation adjustments	—	—	—	—	(1,298)	(1,298)
Balance as of March 31, 2021	150	19	(19)	638,579	3,416	641,995
Issuance of ordinary shares	850	110	(110)	—	—	—
Net loss	—	—	—	(510,905)	—	(510,905)
Foreign currency translation adjustments	—	—	—	—	(2,388)	(2,388)
Balance as of March 31, 2022	1,000	$129	(129)	$127,674	$1,028	$128,702

The accompanying notes are an integral part of these consolidated financial statements.

I Win Holdings Limited
Consolidated Statements of Cash Flows
(Expressed in U.S. dollar)

	For the Years Ended March 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(510,905)	$(329,543)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	5,122	4,611
Amortization of operating lease right-of-use assets and interest of lease liabilities	6,052	—
Deferred tax expense (benefit)	792	(66)
Loss on disposal of subsidiary	—	422
Change in operating assets and liabilities:
Receivables from broker-dealers and clearing organizations	533,882	(1,607,645)
Receivables from customers	(26,237)	(817,597)
Other assets	46,255	(47,258)
Payables to customers	(6,023,797)	12,082,915
Payables to broker-dealers and clearing organizations	(931,061)	1,122,247
Accrued expenses and other liabilities	(20,132)	83,535
Net cash (used in) provided by operating activities	(6,920,029)	10,491,621

Cash flows from investing activities:
Purchases of property and equipment	(18,313)	(3,201)
Net cash used in investing activities	(18,313)	(3,201)

Cash flows from financing activities:
Payment of offering costs related to IPO	(35,970)	—
Dividend paid	—	(116,084)
Financings obtained from related parties	539	383,842
Net cash (used in) provided by financing activities	(35,431)	267,758
Effect of exchange rate changes on cash and restricted cash	(85,440)	(18,822)
Net (decrease) increase in cash and restricted cash	(7,059,213)	10,737,356
Cash and restricted cash, beginning of year	14,902,015	4,164,659
Cash and restricted cash, end of year	7,842,802	14,902,015

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$838,051	1,786,024
Restricted cash	7,004,751	13,115,991
Total cash and restricted cash	$7,842,802	14,902,015

Supplemental non-cash investing and financing activities
Acquisition of a subsidiary settled by shareholders	$—	1,000
Allotment of ordinary shares	$110	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$137,473	—

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	—
Cash (refunded) paid for taxes, net	$(83,106)	39,740

The accompanying notes are an integral part of these consolidated financial statements.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

1. Organization and Description of Business

I Win Holdings Limited (“IWHL”) (“the Company”) is a company incorporated in Hong Kong with limited liability on March 25, 2020. IWHL is a parent holding company with no operations.

I Win Securities Limited (“IWSL”), a wholly-owned subsidiary of IWHL, is a company incorporated in Hong Kong with limited liability on November 10, 2016 with a share capital of HKD 15,000,000 (approximately $1.9 million). IWSL is licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 activity “Dealing in Securities” as defined under the Hong Kong Securities and Futures Ordinance (“HKSFO”). IWSL is also a participant of the Stock Exchange of Hong Kong Limited (“SEHK”) and Hong Kong Securities Clearing Company Limited and holds one trading right with SEHK.

I Win Asset Management Limited (“IWAML”), a wholly-owned subsidiary of IWHL, is a company incorporated in Hong Kong with limited liability on March 25, 2020 with a share capital of HKD 900,000 (approximately $0.1 million). IWAML is licensed with the HKSFC to carry out regulated activities including Type 4 activity “Advising on Securities” and Type 9 activity “Asset Management” as defined under the HKSFO.

IWSL has one wholly-owned subsidiary, China Union Financial Holding Limited (“CUFH”) which is a company incorporated in the British Virgin Islands on June 17, 2016 and is engaged in investment holding activities.

IWHL together with its subsidiaries (collectively, “the Group”) is primarily engaged in providing securities brokerage, underwriting and placement, and other financial services to a wide range of customers in Hong Kong. The Group primarily generates brokerage commissions by enabling its customers to trade on multiple exchanges around the globe and underwriting and placement income by underwriting or arranging placement of securities for its customers.

Reorganization

Reorganization of the legal structure of the Group (“Reorganization”) has been completed on June 24, 2022 by carrying out a sequence of contemplated transactions, where IWHL becomes the holding company of all entities discussed above.

Prior to the reorganization, IWHL, IWSL and IWAML were all effectively controlled by Smark Holding Limited (“Smark”), a company incorporated in the British Virgin Islands, and Lobster Financial Holdings Limited (“Lobster”), a company incorporated in the British Virgin Islands, which together held more than 50% voting rights in IWHK, IWSL and IWAML. Smark is 75% owned by Ms. Fung Yee Lin, Rita and 25% owned by Mr. Wong Wai Kuen, Raphael and Lobster is 100% owned by Mr. Zhu Yun. The Reorganization was to transfer 100% of ownership interests in IWSL and IWAML to IWHL. With the approval obtained from HKSFC, the ownership interests in IWSL and IWAML were transferred from Smark and Lobster to IWHL on June 24, 2022.

Before and after the Reorganization, IWHL, and its subsidiaries, have been ultimately and effectively controlled by the same group of controlling shareholders who collectively hold more than 50% voting rights in these entities. Therefore, the Reorganization is considered common control transaction according to ASC 805-50. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

2. Liquidity

In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of related parties and cash generated from operations have been utilized to finance the working capital requirements of the Group. As of March 31, 2022, the Group had negative working capital of $97,613 and the Group had $838,051 in cash and $7,004,751 in restricted cash.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

2. Liquidity (cont.)

Subsequently on November 25, 2022, the Company entered into deeds of waiver of debts with its shareholders under which the shareholders agreed to waive the debts due to them by the Company with an amount totalling HK$15,900,000 ($2,034,204) in form of capital contributions. In view of the deeds of waiver of debts, the Group’s equity and working capital have been increased by HK$15,900,000 ($2,034,204), respectively.

Considering all facts and information on hand, management expects the Group’s cash on hand is sufficient to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date of these financial statements are issued.

If the Group is unable to have sufficient fund to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date of these financial statements are issued, the Group may have to consider supplementing its available sources of funds through the following sources:

•        the Group will seek addition equity financing from major shareholders or third-party investors; and

•        financial support from the Group’s related parties and major shareholders.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and current liabilities as they become due within twelve months from the date of these financial statements are issued. However, there is no assurance that the Group will be successful in implementing its plans. There are a number of factors that could potentially arise and could undermine the Group’s plans, such as changes in the demand for the Group’s services, general market conditions and competitive environment of the capital market and corporate finance industry in Hong Kong and changes in regulatory requirements, etc..

3. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, revenue recognition, allowance for doubtful accounts, determination of the useful lives of long-lived assets, impairment of long-lived assets, allowance for deferred tax assets, operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

Cash

Cash include balances maintained with banks in Hong Kong that can be added or withdrawn without limitation.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

3. Summary of Significant Accounting Policies (cont.)

Restricted cash

Restricted cash represents bank balances the Group held on behalf of its customers. The Group maintains segregated accounts with banks in Hong Kong to hold customers’ monies arising from its normal course of business. These segregated customers’ monies are strictly restricted for customers’ transactions and governed by the Securities and Futures (Client Money) Rules under the HKSFO. Such regulations are promulgated to protect customers’ assets. The Group has classified such segregated customers’ monies as restricted cash. Corresponding payables to customers are recorded upon receipt of cash from the customers.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations represent balances due from broker-dealers and clearing organizations, including cash deposits placed, net commission receivables, receivables arising from unsettled trades on trade-date basis. Receivables from broker-dealers and clearing organizations are recorded net of allowance for doubtful accounts. The Group records bad debt expense when determined by management to be uncollectible. For the years ended March 31, 2022 and 2021, no allowance for doubtful accounts against receivables from broker-dealers and clearing organizations were recorded.

Receivables from customers

Receivables from customers include (i) amounts due on brokerage transactions on trade-date basis, those not yet settled by customers on settlement dates and other brokerage commission receivables relate to primary market; (ii) fee receivables from customers from underwriting and placement activities, introducing and referral services; and other services provided. Receivables from customers are recorded net of allowance for doubtful accounts. The Group records bad debt expense when determined by management to be uncollectible.

Management reviews the adequacy of the allowance for doubtful accounts on a regular and an ongoing basis, using historical collection trends, aging of receivables, securities it holds on hand. Management also periodically evaluates individual customer’s financial condition, credit history, and current economic conditions to make adjustments in the allowance account when necessary. Account balances are charged off against the allowance account after all means of collection have been exhausted and the potential for recovery is considered remote. Management continues to evaluate the reasonableness of the allowance policy and update it if necessary. For the years ended March 31, 2022 and 2021, no allowance for doubtful accounts against receivables from customers were recorded.

Leases

The Group is a lessee of non-cancellable operating leases for corporate office premises. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Group’s consolidated balance sheets.

ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

3. Summary of Significant Accounting Policies (cont.)

The Group also elects to adopt the practical expedient that allows lessee to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include building management fees, utility expenses and property taxes included and payable in the lease contract. These non-lease components are not separated from the lease components to which they relate.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. For the years ended March 31, 2022 and 2021, the Group did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Computer equipment	3 years
Furniture and office equipment	5 years
Leasehold improvements	Shorter of lease term or 5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss under other income or expenses.

Intangible assets

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to either be finite or indefinite based on the nature of the intangible assets. The Group’s intangible assets represent eligibility rights to trade on or through SEHK. Management has determined that such assets have indefinite useful lives. These intangible assets are not amortized and are tested for impairment annually either individually or at the cash-generating unit level. These intangible assets are also revised annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis. Intangible assets of $63,837 and $64,391 were recognized on the consolidated balance sheets as of March 31, 2022 and 2021, respectively.

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment, ROU assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended March 31, 2022 and 2021, no impairment of long-lived assets were recognized.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

3. Summary of Significant Accounting Policies (cont.)

Deferred IPO costs

Deferred IPO costs consist of costs incurred in connection with the Group’s planned initial public offering in the United States. These costs, together with the underwriting discounts and commissions, will be charged to additional paid in capital upon completion of the planned initial public offering or charged to consolidated statement of income and comprehensive income if the planned initial public offering is not completed. As of March 31, 2022 and 2021, the Group had deferred IPO costs of $35,749 and $nil, respectively.

Payables to customers

Payables to customers arise from the Group’s brokerage business and include cash deposits received by the Company from the customers and payables arising from unsettled trades on trade-date basis.

Payables broker-dealers and clearing organizations

Payables broker-dealers and clearing organizations represent balances due to broker-dealers and clearing organizations, including net commission payables and payables arising from unsettled trades on trade-date basis.

Revenue recognition

a)      Revenue from contracts with customers

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Group identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Group applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Group’s principal revenue streams include:

Brokerage commissions

The Group earns fees and commissions from securities brokerage services based on a fixed rate for each transaction. When a customer executes a securities trading transaction with the Group, brokerage commission is recognized upon the completion of the transaction. Only a single performance obligation is identified for each securities trading transaction, and the performance obligation is satisfied on the trade date because this is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. Brokerage commissions are recognized at a point in time on the trade date. The securities trading transaction could not be cancelled once it is executed and is not refundable, so returns and allowances are not applicable.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

3. Summary of Significant Accounting Policies (cont.)

Underwriting and placement income

The Group provides underwriting and placement services by acting as an underwriter, global coordinator, book runner or lead manager for securities issuances and bonds placements, in return for underwriting and placement income.

The Group enters into a distinct underwriting or placement agreement with its customers, i.e. corporate issuers, for the provision of underwriting and placement services. The underwriting and placement service is distinct and is identified as one performance obligation. As stipulated in the underwriting and placement agreement, the Group will charge an underwriting and placement income based on certain percentage of the funds raised in the transaction, either initial public offerings or other fundraising or placement activities.

Revenue from providing underwriting and placement services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of the public offering, i.e., listing of the securities on relevant exchanges, or the completion of a placement.

Introducing and referral income

The Group derives introducing and referral income from the introduction of customers to other financial service providers or other interested parties. The Group enters into distinct referral agreements with these parties in relation to the introducing and referral services rendered. Revenue from providing introducing and referral services is recognized at a point in time when the transaction and the performance is completed.

Other service revenues

The Group also provides other financial services including dividend collection services, custodian services, introducing and referral services, and investment management services and earns income and commissions for these services provided.

Dividend collection services — The Group earns a fee based on a fixed rate for each transaction. Only a single performance obligation is identified in the contract and income from dividend collection services is recognized at a point in time upon the completion of the transaction.

Custodian services — The Group enters into distinct custodian agreements with its customers for the provision of custodian and administration services over a short period of time. The custodian agreement is distinct and is identified as one performance obligation. Revenue is recognized over time when the performance is satisfied throughout the contract terms

Investment management services — The Group provides investment management services by acting as investment manager for its customers in return for investment management fee income. The Group enters into distinct investment management agreements with its customers for the provision of investment management services. The investment management service is distinct and is identified as one performance obligation. Revenue from investment management services is recognized over time when the performance is satisfied throughout the contract terms and when it is probable that a significant reversal of revenue recognized will not occur in future reporting periods.

For the years ended March 31, 2022 and 2021, other service revenues accounted for 8.7% and 1.0% of total revenues from Contracts with Customers, respectively.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

3. Summary of Significant Accounting Policies (cont.)

Sources of revenue

Disaggregated information of revenue by major sources are as follows:

	For the Years Ended March 31,
	2022	2021
Brokerage commissions
Brokerage commissions relate to exchange in Hong Kong	$588,937	$1,271,391
Brokerage commissions relate to exchanges in United States	876,907	140,262
Brokerage commissions relate to other exchanges	10,893	—
Underwriting and placement income
Underwriting and placement income relate to equity securities	293,709	4,250,223
Underwriting and placement income relate to bonds and others	61,662	122,507
Introducing and referral income	210,009	160,151
Other service revenues
Handling income on dividend collection	143,017	21,834
Handling income on custodian services	33,961	40,069
Investment management fee income	23,161	—
Interest income and other	64,180	121,566
	$2,306,436	$6,128,003

b)      Interest income and other

Interest income and other primarily consists of interests earned on bank deposits and customers’ overdue, and government subsidies.

Interest income is recognized as it accrues using the effective interest method. Interests on customers’ overdue represent interests charged on overdue receivables from customers arising from brokerage transactions. According to the contracts entered into between the Group and its customers, the Group shall charge its customers on amounts overdue, i.e. amounts due on brokerage transactions which are not yet settled on settlement dates, an interest at Hong Kong Prime Lending Rate plus 8% per annum accrued on daily basis.

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund. The Group recognizes government subsidies as other income when the conditions are met. Government subsidies received and recognized as other income amounted to nil and $65,149 for the years ended March 31, 2022 and 2021, respectively.

Interest income and other recognized for the years ended March 31, 2022 and 2021 is broken down as below.

	For the Years Ended March 31,
	2022	2021
Interests on bank deposits	$10	7,975
Interests on customers’ overdues	60,828	36,821
Government subsidies	—	65,149
Sundry income	3,342	11,621
	$64,180	121,566

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

3. Summary of Significant Accounting Policies (cont.)

Brokerage, clearing and exchange fees

Brokerage, clearing and exchange fees primary relate to transaction costs paid to broker-dealers and clearing organizations on securities brokerage services which expensed as incurred.

Sub-underwriting and sub-placement fees

Sub-underwriting and sub-placement fees relate to fees and expenses paid to brokers in relation to the sub-underwriting and sub-placement arrangements which are expensed at the completion of the public offering, i.e., listing of the securities on relevant changes, or the completion of a placement.

Employee benefit plan

Employees of the Group located in Hong Kong participate in a compulsory retirement benefit scheme as required by the local laws in Hong Kong. Contributions are required by both the Group and its employees at a rate of 5% on the employees’ relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (equivalent to $3,830). During the years ended March 31, 2022 and 2021, the total amount charged to the consolidated statements of operations and comprehensive loss in respect of the Group’s costs incurred in the scheme were $33,111 and $24,575, respectively.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group does not consider that there was any uncertain tax position as of March 31, 2022 and 2021.

Government subsidies

The Group accounts for government subsidies on an accrual basis when the conditions for eligibility are met. The Group presents government subsidies under other income in the consolidated statements of operations and other comprehensive loss.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

3. Summary of Significant Accounting Policies (cont.)

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole.

Loss per share

The Group computers loss per share (“EPS”) according with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS further takes into account of the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the years ended March 31, 2022 and 2021, the Company had no dilutive stocks.

Translation of foreign currencies

The Group’s principal place of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are presented using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in functional currency are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currency at the balance sheet date are translated to US$ at the applicable rates of exchange in effect at that date. The equity denominated in functional currency is translated to US$ at the historical rate of exchange at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s consolidated statements of operations and comprehensive loss.

The following table outlines the exchange rates that are used in preparing these consolidated financial statements:

	As of March 31,
	2022	2021
Year-end spot rate	7.8325	7.7650
	For the Years Ended March 31,
	2022	2021
Average rate	7.7843	7.7530

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

3. Summary of Significant Accounting Policies (cont.)

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of March 31, 2022 and 2021, financial instruments of the Group comprised primarily cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers, amounts due from related parties, payables to customers, payables to broker-dealers and clearing organizations, amounts due to a related party, accrued expenses and other liabilities. The Group concludes that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Dividend

As the Company’s subsidiaries are regulated by HKSFC in relation to their operating activities in Hong Kong, local rules and regulations require the subsidiaries to maintain relevant capital adequacy levels. This may limit dividend payable by the subsidiaries to the Company and by the Company to the shareholders.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the Financial Accounting Standards Board (“the FASB”) issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19,

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

3. Summary of Significant Accounting Policies (cont.)

“Codification Improvements to Topic 326, Financial Instruments — Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Group for annual and interim periods in fiscal years beginning after December 15, 2022, and the Group is in the process of evaluating the potential effect on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra-period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance will be effective for fiscal years beginning after December 15, 2021, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Group is currently evaluating the effect that ASU 2019-12 will have on its consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU No. 2020-10, “Codification Improvements — Disclosures”, to align with the SEC’s regulations. This ASU improves consistency by amending the codification to include all disclosure guidance in the appropriate disclosure sections and clarifies application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. ASU 2020-10 is effective for fiscal years beginning after December 15, 2021. This ASU will not affect the Group’s results of operations, cash flows or financial positions and the Group does not expect the adoption to have a material impact on the disclosures to its consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40). The ASU addresses issuer’s accounting for certain modifications or exchanges of freestanding equity-classified written call options. This amendment is effective for all entities, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company does not believe adoption of this ASU will have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the Group’s consolidated financial statements.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

4. Significant Risks

Currency risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers and amounts due from related parties. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash with reputable banks located in Hong Kong. As of March 31, 2022 and 2021, US$7,842,802 and US$14,902,015 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $64,350 for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations and receivables from customers and related parties, the Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables, securities it holds on hand of these counterparts. Saved as receivables from customers related to brokerage transactions of which under the contracts entered into between the Group and the customers, the Group is entitled to liquidate the security positions it holds on behalf of the particular customers in order to cover the receivable balances in case of default, the Group generally holds no collateral or security against other receivables. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. For the years ended March 31, 2022 and 2021, no allowance for doubtful accounts were recorded.

For the years ended March 31, 2022 and 2021, most of the Company’s assets were located in Hong Kong. At the same time, the Group considers that it is exposed to a concentration risk of its revenue and receivables with specific counterparties. For the year ended March 31, 2022, top three customers of the Group accounted for approximately 30%, 6% and 6% of the Group’s total revenue for the year, respectively. For the year ended March 31, 2021, top three customers of the Group accounted for approximately 50%, 8% and 7% of the Group’s total revenue for year, respectively. As of March 31, 2022, receivables from the top three counterparties accounted for approximately 38%, 20% and 4% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers, respectively. As of March 31, 2021, receivables from the top three counterparties accounted for approximately 62%, 13% and 13% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers, respectively. As of March 31, 2022 and 2021, receivables from the top counterparty represented balances due from the clearing exchange in Hong Kong which arose from unsettled trades on trade-date basis.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial conditions and results of operations. The Group is exposed to floating interest rate risk on bank deposits and customers’ overdues. Nevertheless, the Group considers its interest rate risk is not material and the Group has not used any derivatives to manage or hedge its interest risk exposure.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

5. Receivables from Customers

As of March 31, 2022 and 2021, receivables from customers consisted of the following balances:

	As of March 31,
	2022	2021
Receivables relate to securities brokerage services
Unsettled trades on trade-date basis	$244,152	$44,622
Overdue balances on settlement dates(1)	323,866	721,792
Other brokerage commission receivables relate to primary market	10,263	19,895
Receivables relate to underwriting and placement services provided	62,287	59,728
Receivables relate to introducing and referral services provided	125,722	—
Receivables relate to other services provided	21,237	—
	$787,527	$846,037

____________

(1)      According to the contracts entered into between the Group and its customers, the Group shall charge its customers on amounts due on brokerage transactions which are not yet duly settled on settlement dates an interest at Hong Kong Prime Lending Rate plus 8% per annum Further according to the terms set out in the contracts, the Group is entitled to liquidate the security positions it holds on behalf of the particular customers in order to cover the receivable balances in case of default. As of March 31, 2022 and 2021, the Group maintained a weighted average Loan-To-Value ratio of 0.75% and 0.91% against these balances, respectively. Subsequent to the year ended March 31, 2022, the balance was fully settled.

6. ROU Assets and Operating Lease Liabilities

As of March 31, 2022 and 2021, the Group subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at China Insurance Group Building, Hong Kong 2 years from March 1, 2022 to February 29, 2024

(a)     Amounts recognized in the consolidated balance sheet:

	As of March 31,
	2022	2021
Right-of-use assets	$131,745	$—

Operating lease liabilities
Current	68,020	—
Non-current	69,740	—
	$137,760	$—

Weighted average remaining lease terms (in years)	1.92	—

(b)    Information related to operating lease activities during the years ended March 31, 2022 and 2021 are as follows:

	For the years ended March 31,
	2022	2021
ROU assets obtained in exchange for operating lease liabilities	$137,473	$—

Amortization of ROU assets	5,764	—
Interest on operating lease liabilities	288	—
Total operating lease expenses	$6,052	$—

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

6. ROU Assets and Operating Lease Liabilities (cont.)

(c)     The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of March 31, 2022:

2023	$70,468
2024	70,468
Total future lease payments	$140,936
Less: imputed interest	(3,176)
Present value of lease obligations	$137,760

The weighted-average discount rate used to determine the operating lease liabilities as of March 31, 2022 and 2021 was 2.5%.

7. Property and Equipment, Net

As of March 31, 2022 and 2021, property and equipment, net, consisted of the following:

	As of March 31,
	2022	2021
Computer equipment	$36,041	$30,800
Furniture and office equipment	6,500	6,556
Leasehold improvements	13,121	9,703
Less: accumulated depreciation	(39,160)	(43,637)
Total property and equipment, net	$16,502	$3,422

Depreciation expense was $5,122 and $4,611 for the years ended March 31, 2022 and 2021, respectively.

8. Other Assets

As of March 31, 2022 and 2021, other assets consisted of the following:

	As of March 31,
	2022	2021
Deposits	$70,420	$48,132
Tax recoverable	—	83,828
Prepayments	16,888	2,476
Total other assets	87,308	134,436
Less: amounts classified as non-current assets	(48,583)	(29,620)
Amounts classified as current assets	$38,725	$104,816

9. Shareholder’s Equity

Ordinary shares

The Company initially issued 150 ordinary shares, at HK$150 ($19) in total, when it was incorporated on March 25, 2020. On June 24, 2021, the Company allotted 850 additional ordinary shares, at HK$850 ($110) in total, to its shareholders. The allotment of ordinary shares was recorded as subscription receivables under equity as of March 31, 2022 and 2021, respectively. As of March 31, 2022, the Company has issued 1,000 shares with a total share capital of HK$1,000 ($129).

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

9. Shareholder’s Equity (cont.)

Cash dividends

During the year ended March 31, 2021, IWSL declared cash dividends of HK$900,000 ($116,084) to its shareholders, representing cash dividends of $774 per ordinary share, without any withholding tax levied on dividends in Hong Kong. As of March 31, 2021, the dividends declared by IWSL have been fully settled by cash. No dividends were declared during the year ended March 31, 2022.

10. Income Taxes

IWHL, IWSL and IWAM are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2022 and 2021, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime. For eligible entities, the applicable income tax rate for the first HK$2 million ($255,348) of assessable profits is 8.25% whereas assessable profits above HK$2 million ($255,348) will continue to be subject to an income tax rate of 16.5%. For any other entities, the applicable income tax rate is 16.5% for the entire assessable profits.

The current and deferred portions of the income tax expense (benefits) included in the consolidated statements of operations and comprehensive loss as determined in accordance with ASC 740 are as follows:

	For the Years Ended March 31,
	2022	2021
Current taxes	$—	$—
Deferred taxes	792	(66)
Income tax expenses (benefits)	$792	$(66)

A reconciliation of the difference between the expected income tax expense (benefits) computed at Hong Kong profits tax rate of 16.5% and the Group’s reported income tax benefits is shown in the following table:

	For the Years Ended March 31,
	2022	2021
Loss before income taxes	$(510,113)	$(329,609)
Applicable income tax rate	16.5%	16.5%
Income tax benefits at applicable income tax rate	$(84,169)	$(54,385)
Non-deductible expenses	451	2,901
Income not subject to tax	(2)	(12,065)
Tax effect of two-tiered profits tax rates	41,860	31,775
Change in valuation allowance	42,652	31,708
Income tax expense (benefits)	$792	$(66)

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

10. Income Taxes (cont.)

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2022	2021
Deferred tax assets:
Net operating loss carry forwards	$73,777	$31,659
Depreciation and amortization	—	430
Less: valuation allowances	(73,777)	(31,659)
Total deferred tax assets	—	430

Deferred tax liabilities:
Depreciation and amortization	361	—
Total deferred tax liabilities	361	—

Deferred tax (liabilities) assets, net	$(361)	$430

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory tax rates of 16.5%, were applied when calculating deferred tax assets.

As of March 31, 2022 and 2021, the Group had net operating loss carryforwards of $894,263 and $383,750, respectively, which fully arose from the subsidiaries established in Hong Kong.

Due to the successive years of losses recognized by the Hong Kong subsidiaries, the Group is uncertain when these net operating losses can be utilized. As a result, the Group provided a 100% allowance on deferred tax assets on net operating losses of $73,777 and $31,659 related to the Hong Kong subsidiaries as of March 31, 2022 and 2021, respectively.

11. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Fung Yee Lin	Controlling party of the Company
Lau Kam Yan, Karen and her spouse	Controlling party of Courageous Wealth Limited and her spouse
Wong Wai Kuen	Controlling party of the Company
Wu Hin Lun	Controlling party of Capital Hero Global Limited
Zhu Yun	Controlling party of the Company
Fong Wai Lok, Raymond	Director of the Company
Shum Ngan, Sammy	Director of the Company
Cheung Yuk Shan	Spouse of Shum Ngan, Sammy, the director of the Company

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

11. Related Party Transaction and Balance (cont.)

Name	Relationship with the Company
Capital Hero Global Limited	Shareholder of the Company
Courageous Wealth Limited	Shareholder of the Company
Gulu Gulu Limited	Shareholder of the Company
Lobster Financial Holdings Limited	Shareholder of the Company
Smark Holding Limited	Shareholder of the Company
I Win Growth SPC – Fund 1 SP	Fund managed by IWAML

b. Transactions with related parties

			For the Years Ended March 31,
Name		Nature	2022	2021
Fung Yee Lin	(1)	Brokerage commission	$—	$13
Lau Kam Yan, Karen and her spouse	(1)	Brokerage commission	698,350	4,188
Wu Hin Lun	(1)	Brokerage commission	4,362	243
Zhu Yun	(1)	Brokerage commission	13,517	23,027
Fong Wai Lok, Raymond	(1)	Brokerage commission	45	167
Cheung Yuk Shan	(1)	Brokerage commission	226	10,142
Lobster Financial Holdings Limited	(1)	Brokerage commission	11,947	—
I Win Growth SPC – Fund 1 SP	(1)	Brokerage commission	6,089	—
Total			$734,536	$37,780

Fung Yee Lin	(2)	Interest income and other	—	5
Lau Kam Yan, Karen and her spouse	(2)	Interest income and other	3,362	56
Wu Hin Lun	(2)	Interest income and other	431	—
Zhu Yun	(2)	Interest income and other	29	—
Fong Wai Lok, Raymond	(2)	Interest income and other	1,321	—
Cheung Yuk Shan	(2)	Interest income and other	76	200
Lobster Financial Holdings Limited	(2)	Interest income and other	90	—
I Win Growth SPC – Fund 1 SP	(2)	Interest income and other	191	—
Total			$5,500	$261

Fung Yee Lin	(3)	Other service revenues	10	3
Lau Kam Yan, Karen and her spouse	(3)	Other service revenues	392	—
Wu Hin Lun	(3)	Other service revenues	13	—
Zhu Yun	(3)	Other service revenues	57	—
Fong Wai Lok, Raymond	(3)	Other service revenues	13	—
Cheung Yuk Shan	(3)	Other service revenues	13	—
I Win Growth SPC – Fund 1 SP	(3)	Other service revenues	1,793	—
Total			$2,291	$3

Smark Holding Limited	(4)	Other administrative expenses	$3,854	—

(1)    The amounts for the years ended March 31, 2022 and 2021 represented fees and commissions from securities brokerage services based on a fixed rate for each transaction.

(2)    The amounts for the years ended March 31, 2022 and 2021 represented interests charged on overdue receivables from related parties arising from brokerage transactions.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

11. Related Party Transaction and Balance (cont.)

(3)    The amounts for the years ended March 31, 2022 and 2021 represented service income from dividend collection services rendered.

(4)    The amount for the year ended March 31, 2022 represented other administrative expenses paid for management services.

c. Balance with related parties

			As of March 31,
Name		Nature	2022	2021
Lobster Financial Holdings Limited	(1)	Receivables from customers	12,110	—
I Win Growth SPC – Fund 1 SP	(2)	Receivables from customers	65,192	—
Total			$77,302	$—

Fung Yee Lin	(3)	Payables to customers	$194	$30
Lau Kam Yan, Karen and her spouse	(3)	Payables to customers	10,830	99,004
Wu Hin Lun	(3)	Payables to customers	7,364	92,192
Zhu Yun	(3)	Payables to customers	20,834	9,977
Fong Wai Lok, Raymond	(3)	Payables to customers	—	4,551
Cheung Yuk Shan	(3)	Payables to customers	196,771	118,295
I Win Growth SPC – Fund 1 SP	(3)	Payables to customers	22,855	—
Total			$258,848	$324,049

Lobster Financial Holdings Limited	(4)	Amounts due to related parties	676,671	682,547
Smark Holding Limited	(4)	Amounts due to related parties	1,360,456	1,371,727
Total			$2,037,127	$2,054,274

Capital Hero Global Limited	(5)	Subscription receivables	18	—
Courageous Wealth Limited	(5)	Subscription receivables	53	—
Gulu Gulu Limited	(5)	Subscription receivables	5	—
Lobster Financial Holdings Limited	(5)	Subscription receivables	42	6
Smark Holding Limited	(5)	Subscription receivables	11	13
Total			$129	$19

(1)    The balances as of March 31, 2022 represented amounts due on brokerage transactions on trade-date basis and those not yet settled on settlement dates. The balances were fully settled subsequently.

(2)    The balances as of March 31, 2022 represented management fee receivables from related parties for investment management services provided. The balances were fully settled in May 2022.

(3)    The balances as of March 31, 2022 and 2021 represented cash deposits received from the related parties and payables arising from unsettled trades on trade-date basis.

(4)    The balances as of March 31, 2022 and 2021 represented the advances from shareholders for operational purposes and consideration payable to the shareholders upon our group reorganization. The balances were unsecured, non-interest bearing and repayable on demand.

(5)    The balances as of March 31, 2022 and 2021 represented the capital from shares allotment to be received from the shareholders.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

12. Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by HKSFC that the Company’s subsidiaries were required to maintain as of March 31, 2022 and 2021 and the actual amounts of capital maintained.

Capital requirements as of March 31, 2022	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$383,022	$1,449,481	$1,066,459	378%
I Win Asset Management Limited(1)	12,767	38,174	25,407	299%
Total	$395,789	$1,487,655	$1,091,866	376%
Capital requirements as of March 31, 2021	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$386,347	$2,245,708	$1,859,361	581%
I Win Asset Management Limited(2)	—	—	—	—
Total	$386,347	$2,245,708	$1,859,361	581%

(1)    I Win Asset Management Limited is only required to file its regulatory returns in June and December of every year. The capital level maintained as of March 31, 2022 was what being submitted in its regulatory return as of December 2021.

(2)    I Win Asset Management Limited only obtained its license with HKSFC in January 2021, it filed its first regulatory return in June 2021. No capital level was reported prior to March 31, 2021.

13. Commitments and Contingencies

Commitments

As of March 31, 2022 and 2021, the Group had neither significant financial nor capital commitment.

Contingencies

As of March 31, 2022 and 2021, the Company was not a party to any material legal or administrative proceedings.

14. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole. Based on the management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, the majority of the Group’s revenue are derived in or from the Hong Kong. Therefore, no geographical segments are presented. The Group concludes that it has only one reportable segment. As such, all financial segment information required by the authoritative guidance can be found in the consolidated financial statements.

I Win Holdings Limited
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2022 and 2021

14. Segment information (cont.)

The following table presents revenue by major revenue type for the years ended March, 2022 and 2021, respectively:

	For the Years Ended March 31,
	2022	2021
Brokerage commissions	$1,476,737	$1,411,653
Underwriting and placement income	355,371	4,372,730
Introducing and referral income	210,009	160,151
Other services revenues	200,139	61,903
Interest income and other	64,180	121,566
Total	$2,306,436	$6,128,003

15. Subsequent Events

On July 22, 2022, the Company entered into investment agreements with two third-party investors. Each of these investors agreed to pay the Company a sum of HK$3,120,000 ($398,342) in return for 5% shareholding in an entity which is to be formed and to become the Company’s holding entity, subject to approval from relevant regulatory agencies and required restructuring procedures being completed, which is expected to be used as the listing vehicle for the Company’s planned public offering in the United States. The Company has received the full investment amount in August 2022.

On November 25, 2022, the Company entered into deeds of waiver of debts with its shareholders under which the shareholders agreed to waive the debts due to them by the Company with an amount totalling HK$15,900,000 ($2,034,204) in form of capital contributions. In view of the deeds of waiver of debts, the Group’s equity has been increased by HK$15,900,000 ($2,034,204) accordingly.

The Group evaluates all events and transactions that occur after March 31, 2022 up through the date the Group issues the consolidated financial statements. Other than the event disclosed above, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

I Win Holdings Limited
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars, except for the number of shares)

	As of
	September 30, 2022	March 31, 2022
Assets
Current Assets
Cash	$1,620,180	$838,051
Restricted cash	10,794,687	7,004,751
Receivables from broker-dealers and clearing organizations	1,367,115	1,189,111
Receivables from customers	392,433	787,527
Receivables from customers-related parties	94,669	77,302
Other assets, current	42,680	38,725
Total current assets	14,311,764	9,935,467

Operating lease right-of-use assets	97,160	131,745
Property and equipment, net	33,499	16,502
Intangible assets, net	63,695	63,837
Deferred initial public offering (“IPO”) costs	202,517	35,749
Other assets, non-current	48,475	48,583
Total assets	14,757,110	10,231,883

Liabilities and shareholders’ (deficiency) equity

Liabilities
Current liabilities
Payables to customers	$11,310,393	$7,181,604
Payables to customers-related parties	624,957	258,848
Payables to broker-dealers and clearing organizations	310,337	416,642
Amounts due to related parties	2,032,582	2,037,127
Operating lease liabilities, current	68,721	68,020
Accrued expenses and other liabilities	17,165	70,839
Subscribed shares deposit liabilities	794,908	—
Total current liabilities	15,159,063	10,033,080

Operating lease liabilities, non-current	31,827	69,740
Deferred tax liabilities, net	189	361
Total liabilities	15,191,079	10,103,181

Commitments and contingencies
Shareholders’ (deficiency) equity

Ordinary shares, no par value	129	129
Subscription receivables	(129)	(129)
(Accumulated deficit) retained earnings	(434,908)	127,674
Accumulated other comprehensive income	939	1,028
Total shareholders’ (deficiency) equity	(433,969)	128,702
Total liabilities and shareholders’ (deficiency) equity	$14,757,110	$10,231,883

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

I Win Holdings Limited
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended September 30,
	2022	2021
Revenues
Brokerage commissions	$351,139	$432,602
Brokerage commissions-related parties	71,187	44,933
Underwriting and placement income	414,657	319,154
Introducing and referral income	224,865	75,014
Other service revenues	36,781	138,312
Other service revenues-related parties	2,088	52
Interest income and other	73,643	37,811
Interest income and other-related parties	5,742	99
Total revenues	1,180,102	1,047,977

Expenses
Brokerage, clearing and exchange fees	40,772	229,436
Sub-underwriting and sub-placement fees	—	65,388
Compensation and benefits	1,060,491	783,528
Communications and technology	62,117	61,325
Deprecation	5,131	1,075
Occupancy costs	44,162	21,231
Professional fees	349,550	97,567
Travel and business development	135,176	46,273
Other administrative expenses	45,456	37,819
Total expenses	1,742,855	1,343,642

Loss before income taxes	(562,753)	(295,665)
Income tax benefits (expense)	171	(1,108)
Net loss	(562,582)	(296,773)

Other comprehensive loss
Foreign currency translation adjustments	(89)	(1,141)
Total comprehensive loss	$(562,671)	$(297,914)
Net loss per share:
Basic and diluted	$563	$491
Weighted average number of ordinary shares outstanding:
Ordinary shares – Basic and diluted	1,000	605

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

I Win Holdings Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity
(Expressed in U.S. dollar, except for the number of shares)

	Ordinary Shares, no par value		Subscription Receivables	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares Issued	Amount
Balance as of March 31, 2021	150	$19	$(19)	$638,579	$3,416	$641,995
Issuance of ordinary shares	850	110	(110)	—	—	—
Net loss	—	—	—	(296,773)	—	(296,773)
Foreign currency translation adjustments	—	—	—	—	(1,141)	(1,141)
Balance as of September 30, 2021	1,000	129	(129)	341,806	2,275	344,081
Balance as of March 31, 2022	1,000	129	(129)	127,674	1,028	128,702
Net loss	—	—	—	(562,582)	—	(562,582)
Foreign currency translation adjustments	—	—	—	—	(89)	(89)
Balance as of September 30, 2022	1,000	$129	$(129)	$(434,908)	$939	$(433,969)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

I Win Holdings Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in U.S. dollar)

	For the Six Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(562,582)	$(296,773)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	5,131	1,075
Amortization of operating lease right-of-use assets and interest of lease liabilities	35,751	—
Deferred tax (benefit) expense	(171)	823
Change in operating assets and liabilities:
Receivables from broker-dealers and clearing organizations	(180,720)	(2,512,272)
Receivables from customers	375,930	286,708
Other assets	(4,043)	(2,901)
Payables to customers	4,513,081	350,596
Payables to broker-dealers and clearing organizations	(105,413)	(463,659)
Operating lease liabilities	(38,365)	—
Income tax payable	—	285
Accrued expenses and other liabilities	(53,535)	(69,913)
Net cash provided by (used in) operating activities	3,985,064	(2,706,031)

Cash flows from investing activities:
Purchases of property and equipment	(22,171)	(3,110)
Net cash used in investing activities	(22,171)	(3,110)

Cash flows from financing activities:
Payment of offering costs related to IPO	(166,906)	(36,028)
Financings obtained from related parties	—	540
Deposit received related to subsequent subscribed shares	795,187	—
Net cash provided by (used in) financing activities	628,281	(35,488)
Effect of exchange rate changes on cash and restricted cash	(19,109)	(33,632)
Net increase (decrease) in cash and restricted cash	4,572,065	(2,778,261)
Cash and restricted cash, beginning of year	7,842,802	14,902,015
Cash and restricted cash, end of period	12,414,867	12,123,754

Reconciliation of cash and restricted cash to the unaudited condensed consolidated balance sheets
Cash	$1,620,180	$1,951,954
Restricted cash	10,794,687	10,171,800
Total cash and restricted cash	$12,414,867	$12,123,754

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Description of Business

I Win Holdings Limited (“IWHL”) (“the Company”) is a company incorporated in Hong Kong with limited liability on March 25, 2020. IWHL is a parent holding company with no operations.

I Win Securities Limited (“IWSL”), a wholly-owned subsidiary of IWHL, is a company incorporated in Hong Kong with limited liability on November 10, 2016 with a share capital of HKD 15,000,000 (approximately $1.9 million). IWSL is licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 activity “Dealing in Securities” as defined under the Hong Kong Securities and Futures Ordinance (“HKSFO”). IWSL is also a participant of the Stock Exchange of Hong Kong Limited (“SEHK”) and Hong Kong Securities Clearing Company Limited and holds one trading right with SEHK.

I Win Asset Management Limited (“IWAML”), a wholly-owned subsidiary of IWHL, is a company incorporated in Hong Kong with limited liability on March 25, 2020 with a share capital of HKD 900,000 (approximately $0.1 million). IWAML is licensed with the HKSFC to carry out regulated activities including Type 4 activity “Advising on Securities” and Type 9 activity “Asset Management” as defined under the HKSFO.

IWSL has one wholly-owned subsidiary, China Union Financial Holding Limited (“CUFH”) which is a company incorporated in the British Virgin Islands on June 17, 2016 and is engaged in investment holding activities.

IWHL together with its subsidiaries (collectively, “the Group”) is primarily engaged in providing securities brokerage, underwriting and placement, and other financial services to a wide range of customers in Hong Kong. The Group primarily generates brokerage commissions by enabling its customers to trade on multiple exchanges around the globe and underwriting and placement income by underwriting or arranging placement of securities for its customers.

Reorganization

Reorganization of the legal structure of the Group (“Reorganization”) has been completed on June 24, 2022 by carrying out a sequence of contemplated transactions, where IWHL becomes the holding company of all entities discussed above.

Prior to the reorganization, IWHL, IWSL and IWAML were all effectively controlled by Smark Holding Limited (“Smark”), a company incorporated in the British Virgin Islands, and Lobster Financial Holdings Limited (“Lobster”), a company incorporated in the British Virgin Islands, which together held more than 50% voting rights in IWHK, IWSL and IWAML. Smark is 75% owned by Ms. Fung Yee Lin, Rita and 25% owned by Mr. Wong Wai Kuen, Raphael and Lobster is 100% owned by Mr. Zhu Yun. The Reorganization was to transfer 100% of ownership interests in IWSL and IWAML to IWHL. With the approval obtained from HKSFC, the ownership interests in IWSL and IWAML were transferred from Smark and Lobster to IWHL on June 24, 2022.

Before and after the Reorganization, IWHL, and its subsidiaries, have been ultimately and effectively controlled by the same group of controlling shareholders who collectively hold more than 50% voting rights in these entities. Therefore, the Reorganization is considered common control transaction according to ASC 805-50. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

2. Liquidity

In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of related parties and cash generated from operations have been utilized to finance the working capital requirements of the Group. As of September 30, 2022, the Group had negative working capital of $847,299 and the Group had $1,620,180 in cash and $10,794,687 in restricted cash.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

2. Liquidity (cont.)

Subsequently on November 25, 2022, the Group entered into deeds of waiver of debts with its shareholders under which the shareholders agreed to waive the debts due to them by the Group with an amount totaling HK$15,900,000 ($2,034,204) in form of capital contributions. In view of the deeds of waiver of debts, the Group’s equity and working capital have been increased by HK$15,900,000 ($2,034,204), respectively.

Considering all facts and information on hand, management expects the Group’s cash on hand is sufficient to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date of these financial statements are issued.

If the Group is unable to have sufficient fund to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date of these financial statements are issued, the Group may have to consider supplementing its available sources of funds through the following sources:

•        the Group will seek addition equity financing from major shareholders or third-party investors; and

•        financial support from the Group’s related parties.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and current liabilities as they become due within twelve months from the date of these financial statements are issued. However, there is no assurance that the Group will be successful in implementing its plans. There are a number of factors that could potentially arise and could undermine the Group’s plans, such as changes in the demand for the Group’s services, general market conditions and competitive environment of the capital market and corporate finance industry in Hong Kong and changes in regulatory requirements, etc.

3. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements as of and for the six months ended September 30, 2022 include all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for such interim periods. The results of operations for the six months ended September 30, 2022 are not necessarily indicative of results to be expected for the full year ending March 31, 2023. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended March 31, 2022 and 2021.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for doubtful accounts, determination of the useful lives of long-lived assets, impairment of long-lived assets, allowance for deferred tax assets, operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the unaudited condensed consolidated financial statements.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Cash

Cash include balances maintained with banks in Hong Kong that can be added or withdrawn without limitation.

Restricted cash

Restricted cash represents bank balances the Group held on behalf of its customers. The Group maintains segregated accounts with banks in Hong Kong to hold customers’ monies arising from its normal course of business. These segregated customers’ monies are strictly restricted for customers’ transactions and governed by the Securities and Futures (Client Money) Rules under the HKSFO. Such regulations are promulgated to protect customers’ assets. The Group has classified such segregated customers’ monies as restricted cash. Corresponding payables to customers are recorded upon receipt of cash from the customers.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations represent balances due from broker-dealers and clearing organizations, including cash deposits placed, net commission receivables, receivables arising from unsettled trades on trade-date basis. Receivables from broker-dealers and clearing organizations are recorded net of allowance for doubtful accounts. The Group records bad debt expense when determined by management to be uncollectible. For the six months ended September 30, 2022 and 2021, no allowance for doubtful accounts against receivables from broker-dealers and clearing organizations were recorded.

Receivables from customers

Receivables from customers include (i) amounts due on brokerage transactions on trade-date basis, those not yet settled by customers on settlement dates and other brokerage commission receivables relate to primary market; (ii) fee receivables from customers from underwriting and placement activities, introducing and referral services; and other services provided. Receivables from customers are recorded net of allowance for doubtful accounts. The Group records bad debt expense when determined by management to be uncollectible.

Management reviews the adequacy of the allowance for doubtful accounts on a regular and an ongoing basis, using historical collection trends, aging of receivables, securities it holds on hand. Management also periodically evaluates individual customer’s financial condition, credit history, and current economic conditions to make adjustments in the allowance account when necessary. Account balances are charged off against the allowance account after all means of collection have been exhausted and the potential for recovery is considered remote. Management continues to evaluate the reasonableness of the allowance policy and update it if necessary. For the six months ended September 30, 2022 and 2021, no allowance for doubtful accounts against receivables from customers were recorded.

Leases

The Group is a lessee of non-cancellable operating leases for corporate office premises. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Group’s unaudited condensed consolidated balance sheets.

ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

The lease standard (ASC 842) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group also elects to adopt the practical expedient that allows lessee to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include building management fees, utility expenses and property taxes included and payable in the lease contract. These non-lease components are not separated from the lease components to which they relate.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. For the six months ended September 30, 2022 and 2021, the Group did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Computer equipment	3 years
Furniture and office equipment	5 years
Leasehold improvements	Shorter of lease term or 5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the unaudited condensed consolidated statements of operations and comprehensive loss under other income or expenses.

Intangible assets

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to either be finite or indefinite based on the nature of the intangible assets. The Group’s intangible assets represent eligibility rights to trade on or through SEHK. Management has determined that such assets have indefinite useful lives. These intangible assets are not amortized and are tested for impairment annually either individually or at the cash-generating unit level. These intangible assets are also evaluated annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment, ROU assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended March 31, 2022 and 2021, no impairment of long-lived assets were recognized.

Deferred IPO costs

Deferred IPO costs consist of costs incurred in connection with the Group’s planned initial public offering in the United States. These costs, together with the underwriting discounts and commissions, will be charged to additional paid in capital upon completion of the planned initial public offering or charged to unaudited condensed consolidated statement of operation and comprehensive loss if the planned initial public offering is not completed. As of September 30, 2022 and March 31, 2022, the Group had deferred IPO costs of $202,517 and $35,749, respectively.

Payables to customers

Payables to customers arise from the Group’s brokerage business and include cash deposits received by the Company from the customers and payables arising from unsettled trades on trade-date basis.

Payables broker-dealers and clearing organizations

Payables broker-dealers and clearing organizations represent balances due to broker-dealers and clearing organizations, including net commission payables and payables arising from unsettled trades on trade-date basis.

Revenue recognition

a)      Revenue from contracts with customers

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Group identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Group applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

The Group’s principal revenue streams include:

Brokerage commissions

The Group earns fees and commissions from securities brokerage services based on a fixed rate for each transaction. When a customer executes a securities trading transaction with the Group, brokerage commission is recognized upon the completion of the transaction. Only a single performance obligation is identified for each securities trading transaction, and the performance obligation is satisfied on the trade date because this is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. Brokerage commissions are recognized at a point in time on the trade date. The securities trading transaction could not be cancelled once it is executed and is not refundable, so returns and allowances are not applicable.

Underwriting and placement income

The Group provides underwriting and placement services by acting as an underwriter, global coordinator, book runner or lead manager for securities issuances and bonds placements, in return for underwriting and placement income.

The Group enters into a distinct underwriting or placement agreement with its customers, i.e. corporate issuers, for the provision of underwriting and placement services. The underwriting and placement service is distinct and is identified as one performance obligation. As stipulated in the underwriting and placement agreement, the Group will charge an underwriting and placement income based on certain percentage of the funds raised in the transaction, either initial public offerings or other fundraising or placement activities.

Revenue from providing underwriting and placement services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of the public offering, i.e., listing of the securities on relevant exchanges, or the completion of a placement.

Introducing and referral income

The Group derives introducing and referral income from the introduction of customers to other financial service providers or other interested parties. The Group enters into distinct referral agreements with these parties in relation to the introducing and referral services rendered. Revenue from providing introducing and referral services is recognized at a point in time when the transaction and the performance is completed.

Other service revenues

The Group also provides other financial services including dividend collection services, custodian services and investment management services and earns income and commissions for these services provided.

Dividend collection services — The Group earns a fee based on a fixed rate for each transaction. Only a single performance obligation is identified in the contract and income from dividend collection services is recognized at a point in time upon the completion of the transaction.

Custodian services — The Group enters into distinct custodian agreements with its customers for the provision of custodian and administration services over a short period of time. The custodian agreement is distinct and is identified as one performance obligation. Revenue is recognized over time when the performance is satisfied throughout the contract terms

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Investment management services — The Group provides investment management services by acting as investment manager for its customers in return for investment management fee income. The Group enters into distinct investment management agreements with its customers for the provision of investment management services. The investment management service is distinct and is identified as one performance obligation. Revenue from investment management services is recognized over time when the performance is satisfied throughout the contract terms and when it is probable that a significant reversal of revenue recognized will not occur in future reporting periods.

For the six months ended September 30, 2022 and 2021, other service revenues accounted for 3.3% and 13.2% of total revenues, respectively.

Sources of revenue

Disaggregated information of revenue by major sources are as follows:

	For the Six Months Ended September 30,
	2022	2021
Brokerage commissions
Brokerage commissions relate to exchange in Hong Kong	$84,425	$280,290
Brokerage commissions relate to exchanges in United States	307,915	197,245
Brokerage commissions relate to other exchanges	29,986	—
Underwriting and placement income
Underwriting and placement income relate to equity securities	96,340	257,391
Underwriting and placement income relate to bonds and others	318,317	61,763
Introducing and referral income	224,865	75,014
Other service revenues
Handling income on dividend collection	4,710	108,735
Handling income on custodian services	13,413	22,621
Investment management fee income	20,746	7,008
Interest income and other	79,385	37,910
	$1,180,102	$1,047,977

b)      Interest income and other

Interest income and other primarily consists of interests earned on bank deposits and customers’ overdue, and government subsidies.

Interest income is recognized as it accrues using the effective interest method. Interests on customers’ overdue represent interests charged on overdue receivables from customers arising from brokerage transactions. According to the contracts entered into between the Group and its customers, the Group shall charge its customers on amounts overdue, i.e. amounts due on brokerage transactions which are not yet settled on settlement dates, an interest at Hong Kong Prime Lending Rate plus 8% per annum accrued on daily basis.

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund. The Group recognizes government subsidies as other income when the conditions are met. Government subsidies received and recognized as other income amounted to $47,660 and nil for the six months ended September 30, 2022 and 2021, respectively.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Interest income and other recognized for the six months ended September 30, 2022 and 2021 is broken down as below.

	For the Six Months Ended September 30,
	2022	2021
Interests on bank deposits	$5	$5
Interests on customers’ overdue	29,957	36,618
Government subsidies	47,660	—
Sundry income	1,763	1,287
	$79,385	$37,910

Brokerage, clearing and exchange fees

Brokerage, clearing and exchange fees primary relate to transaction costs paid to broker-dealers and clearing organizations on securities brokerage services which expensed as incurred.

Sub-underwriting and sub-placement fees

Sub-underwriting and sub-placement fees relate to fees and expenses paid to brokers in relation to the sub-underwriting and sub-placement arrangements which are expensed at the completion of the public offering, i.e., listing of the securities on relevant changes, or the completion of a placement.

Employee benefit plan

Employees of the Group located in Hong Kong participate in a compulsory retirement benefit scheme as required by the local laws in Hong Kong. Contributions are required by both the Group and its employees at a rate of 5% on the employees’ relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (equivalent to $3,822). During the six months ended September 30, 2022 and 2021, the total amount charged to the unaudited condensed consolidated statements of operations and comprehensive loss in respect of the Group’s costs incurred in the scheme were $16,721 and $15,410, respectively.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group does not consider that there was any uncertain tax position as of September 30, 2022 and March 31, 2022.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Government subsidies

The Group accounts for government subsidies on an accrual basis when the conditions for eligibility are met. The Group presents government subsidies under other income in the unaudited condensed consolidated statements of operations and other comprehensive loss.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole.

Loss per share

The Group computes loss per share (“EPS”) according with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS further takes into account of the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the six months ended September 30, 2022 and 2021, the Company had no dilutive stocks.

Translation of foreign currencies

The Group’s principal place of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s unaudited condensed consolidated financial statements are presented using the U.S. Dollars (“US$” or “$”). The results of operations and the unaudited condensed consolidated statements of cash flows denominated in functional currency are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currency at the balance sheet date are translated to US$ at the applicable rates of exchange in effect at that date. The equity denominated in functional currency is translated to US$ at the historical rate of exchange at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s unaudited condensed consolidated statements of operations and comprehensive loss.

The following table outlines the exchange rates that are used in preparing these unaudited condensed consolidated financial statements:

	September 30, 2022	March 31, 2022
Period-end spot rate	7.8500	7.8325
	For the Six Months Ended September 30,
	2022	2021
Average rate	7.8472	7.7717

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of September 30, 2022 and March 31, 2022, financial instruments of the Group comprised primarily cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers, amounts due from related parties, payables to customers, payables to broker-dealers and clearing organizations, amounts due to a related party, accrued expenses and other liabilities. The Group concludes that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Dividend

As the Company’s subsidiaries are regulated by HKSFC in relation to their operating activities in Hong Kong, local rules and regulations require the subsidiaries to maintain relevant capital adequacy levels. This may limit dividend payable by the subsidiaries to the Company and by the Company to the shareholders.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the Financial Accounting Standards Board (“the FASB”) issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Group for annual and interim periods in fiscal years beginning after December 15, 2022, and the Group is in the process of evaluating the potential effect on its consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, results of operations and cash flows.

4. Significant Risks

Currency risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers and amounts due from related parties. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash with reputable banks located in Hong Kong. As of September 30, 2022 and March 31, 2022, $12,414,867 and $7,842,802 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $63,695 for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

4. Significant Risks (cont.)

For the credit risk related to receivables from broker-dealers and clearing organizations and receivables from customers and related parties, the Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables, securities it holds on hand of these counterparts. Saved as receivables from customers related to brokerage transactions of which under the contracts entered into between the Group and the customers, the Group is entitled to liquidate the security positions it holds on behalf of the particular customers in order to cover the receivable balances in case of default, the Group generally holds no collateral or security against other receivables. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. For the six months ended September 30, 2022 and 2021, no allowance for doubtful accounts were recorded.

For the six months ended September 30, 2022 and 2021, most of the Company’s assets were located in Hong Kong. At the same time, the Group considers that it is exposed to a concentration risk of its revenue and receivables with specific counterparties. For the six months ended September 30, 2022, top three customers of the Group accounted for approximately 19%, 17% and 9% of the Group’s total revenues for the year, respectively. For the six months ended September 30, 2021, top three customers of the Group accounted for approximately 14%, 7% and 6% of the Group’s total revenues for year, respectively. As of September 30, 2022, receivables from the top three counterparties accounted for approximately 54%, 12% and 5% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers, respectively. As of March 31, 2022, receivables from the top three counterparties accounted for approximately 38%, 20% and 4% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial conditions and results of operations. The Group is exposed to floating interest rate risk on bank deposits and customers’ overdue. Nevertheless, the Group considers its interest rate risk is not material and the Group has not used any derivatives to manage or hedge its interest risk exposure.

5. Receivables from Customers

As of September 30, 2022 and March 31, 2022, receivables from customers consisted of the following balances:

	September 30, 2022	March 31, 2022
Receivables relate to securities brokerage services
Unsettled trades on trade-date basis	$69,789	$244,152
Overdue balances on settlement dates(1)	311,007	323,866
Other brokerage commission receivables relate to primary market	—	10,263
Receivables relate to underwriting and placement services provided	—	62,287
Receivables relate to introducing and referral services provided	—	125,722
Receivables relate to other services provided	11,637	21,237
Total receivables from customers	$392,433	$787,527

____________

(1)      According to the contracts entered into between the Group and its customers, the Group shall charge its customers on amounts due on brokerage transactions which are not yet duly settled on settlement dates an interest at Hong Kong Prime Lending Rate plus 8% per annum Further according to the terms set out in the contracts, the Group is entitled to liquidate the security positions it holds on behalf of the particular customers in order to cover the receivable balances in case of default. As of September 30, 2022 and March 31, 2022, the Group maintained a weighted average Loan-To-Value ratio of 1.58% and 0.75% against these balances, respectively. The balance was fully settled in subsequent period.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

6. ROU Assets and Operating Lease Liabilities

As of September 30, 2022 and March 31 2022, the Group consisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at China Insurance Group Building, Hong Kong	2 years from March 1, 2022 to February 29, 2024

(a)     Amounts recognized in the unaudited condensed consolidated balance sheet:

	September 30 2022	March 31 2022
Right-of-use assets	$97,160	$131,745

Operating lease liabilities
Current	68,721	68,020
Non-current	31,827	69,740
Total operating lease liabilities	$100,548	$137,760

Weighted average remaining lease terms (in years)	1.42	1.92

(b)    Information related to operating lease activities during the six months ended September 30, 2022 and 2021 are as follows:

	For the six months ended September 30,
	2022	2021
ROU assets obtained in exchange for operating lease liabilities	$—	$—
Amortization of ROU assets	34,304	—
Interest on operating lease liabilities	1,447	—
Total operating lease expenses	$35,751	$—

(c)     The following table summarizes the maturity of lease liabilities under operating lease as of September 30, 2022:

For the six months ended March 31, 2023	$31,959
For the year ended March 31, 2024	70,311
Total future lease payments	$102,270
Less: imputed interest	(1,722)
Present value of lease obligations	$100,548

The weighted-average discount rate used to determine the operating lease liabilities during the six months ended September 30, 2022 and 2021 was 2.5%.

7. Property and Equipment, Net

As of September 30, 2022 and March 31, 2022, property and equipment, net, consisted of the following:

	September 30, 2022	March 31, 2022
Computer equipment	$37,520	$36,041
Furniture and office equipment	6,485	6,500
Leasehold improvements	33,696	13,121
Less: accumulated depreciation	(44,202)	(39,160)
Total property and equipment, net	$33,499	$16,502

Depreciation expense was $5,131 and $1,075 for the six months ended September 30, 2022 and 2021, respectively.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

8. Other Assets

As of September 30, 2022 and March 31, 2022, other assets consisted of the following:

	September 30, 2022	March 31, 2022
Deposits	$60,989	$70,420
Prepayments	30,166	16,888
Total other assets	91,155	87,308
Less: amounts classified as non-current assets	(48,475)	(48,583)
Amounts classified as current assets	$42,680	$38,725

9. Subscribed shares deposit liabilities

As of September 30, 2022, the Group received deposits of HK$6,240,000 ($794,908) from a group of investors who were to subscribe for Garden Stage Limited’s ordinary shares subject to further reorganization being completed. Upon further reorganization being completed, Garden Stage Limited, a company incorporated in the Cayman Islands with limited liability on August 11, 2022, is expected to become the Group’s holding company. Prior to completion of reorganization and allotment of shares by Garden Stage Limited, the deposits received was recognized as liabilities on the unaudited condensed consolidated balance sheets as of September 30, 2022.

10. Shareholder’s Equity

Ordinary shares

The Company initially issued 150 ordinary shares, at HK$150 ($19) in total, when it was incorporated on March 25, 2020. On June 24, 2021, the Company allotted 850 additional ordinary shares, at HK$850 ($110) in total, to its shareholders. The allotment of ordinary shares was recorded as subscription receivables under equity as of September 30, 2022 and March 31, 2022, respectively. As of September 30, 2022 and March 31, 2022, the Company has issued 1,000 shares with a total share capital of HK$1,000 ($129).

11. Income Taxes

IWHL, IWSL and IWAM are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the six months ended September 30, 2022 and 2021, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime. For eligible entities, the applicable income tax rate for the first HK$2 million ($254,778) of assessable profits is 8.25% whereas assessable profits above HK$2 million ($254,778) will continue to be subject to an income tax rate of 16.5%. For any other entities, the applicable income tax rate is 16.5% for the entire assessable profits.

The current and deferred portions of the income tax (benefits) expense included in the unaudited condensed consolidated statements of operations and comprehensive loss as determined in accordance with ASC 740 are as follows:

	For the Six Months Ended September 30,
	2022	2021
Current taxes	$—	$285
Deferred taxes	(171)	823
Income tax (benefits) expenses	$(171)	$1,108

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

11. Income Taxes (cont.)

A reconciliation of the difference between the expected income tax (benefits) expense computed at Hong Kong profits tax rate of 16.5% and the Group’s reported income tax benefits is shown in the following table:

	For the Six Months Ended September 30,
	2022	2021
Loss before income taxes	$(562,753)	$(295,664)
Applicable income tax rate	16.5%	16.5%
Income tax benefits at applicable income tax rate	$(92,854)	$(48,785)
Non-deductible expenses(1)	40,008	379
Income not subject to tax	(1)	(1)
Tax effect of two-tiered profits tax rates	26,424	24,203
Change in valuation allowance	26,252	25,312
Income tax (benefits) expense	$(171)	$1,108

____________

(1)      Non-deductible expenses for the six months ended September 30, 2022 mainly represented expenses incurred by IWHL. Since IWHL is a parent holding company with no operations, these expenses were not allowed to be carried forward and set off profits in subsequent periods according to Hong Kong tax laws.

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	September 30, 2022	March 31, 2022
Deferred tax assets:
Net operating loss carry forwards	$99,855	$73,777
Less: valuation allowances	(99,855)	(73,777)
Total deferred tax assets	—	—

Deferred tax liabilities:
Depreciation and amortization	189	361
Total deferred tax liabilities	189	361

Deferred tax liabilities, net	$(189)	$(361)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory tax rates of 16.5%, were applied when calculating deferred tax assets.

As of September 30, 2022 and March 31, 2022, the Group had net operating loss carryforwards of $1,210,366 and $894,263, respectively, which fully arose from the subsidiaries established in Hong Kong.

Due to the successive years of losses recognized by the Hong Kong subsidiaries, the Group is uncertain when these net operating losses can be utilized. As a result, the Group provided a 100% allowance on deferred tax assets on net operating losses of $99,855 and $73,777 related to the Hong Kong subsidiaries as of September 30, 2022 and March 31, 2022, respectively.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

12. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Fung Yee Lin	Controlling party of the Company
Lau Kam Yan, Karen and her spouse	Controlling party of Courageous Wealth Limited and her spouse
Wong Wai Kuen	Controlling party of the Company
Wu Hin Lun	Controlling party of Capital Hero Global Limited
Zhu Yun	Controlling party of the Company
Fong Wai Lok, Raymond	Director of the Company
Shum Ngan, Sammy	Director of the Company
Cheung Yuk Shan	Spouse of Shum Ngan, Sammy, the director of the Company
Capital Hero Global Limited	Shareholder of the Company
Courageous Wealth Limited	Shareholder of the Company
Gulu Gulu Limited	Shareholder of the Company
Lobster Financial Holdings Limited	Shareholder of the Company
Smark Holding Limited	Shareholder of the Company
I Win Growth SPC – Fund 1 SP	Fund managed by IWAML

b. Transactions with related parties

			For the Six Months Ended September 30,
Name		Nature	2022	2021
Lau Kam Yan, Karen and her spouse	(1)	Brokerage commission	$59,358	$35,439
Wu Hin Lun	(1)	Brokerage commission	296	2,206
Zhu Yun	(1)	Brokerage commission	1,083	7,131
Fong Wai Lok, Raymond	(1)	Brokerage commission	—	37
Cheung Yuk Shan	(1)	Brokerage commission	144	120
Lobster Financial Holdings Limited	(1)	Brokerage commission	1,211	—
I Win Growth SPC – Fund 1 SP	(1)	Brokerage commission	9,095	—
Total			$71,187	$44,933

Lau Kam Yan, Karen and her spouse	(2)	Interest income and other	1,831	47
Wu Hin Lun	(2)	Interest income and other	9	4
Zhu Yun	(2)	Interest income and other	28	—
Fong Wai Lok, Raymond	(2)	Interest income and other	—	48
Lobster Financial Holdings Limited	(2)	Interest income and other	271	—
I Win Growth SPC – Fund 1 SP	(2)	Interest income and other	3,603	—
Total			$5,742	$99

Lau Kam Yan, Karen and her spouse	(3)	Other service revenues	—	26
Wu Hin Lun	(3)	Other service revenues	—	13
Fong Wai Lok, Raymond	(3)	Other service revenues	—	13
I Win Growth SPC – Fund 1 SP	(3)	Other service revenues	2,088	—
Total			$2,088	$52

____________

(1)      The amounts for the six months ended September 30, 2022 and 2021 represented fees and commissions from securities brokerage services based on a fixed rate for each transaction.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

12. Related Party Transaction and Balance (cont.)

(2)      The amounts for the six months ended September 30, 2022 and 2021 represented interests charged on overdue receivables from related parties arising from brokerage transactions.

(3)      The amounts for the six months ended September 30, 2022 and 2021 represented service income from dividend collection services rendered.

c. Balance with related parties

			September 30, 2022	March 31, 2022
Name		Nature
Lau Kam Yan, Karen and her spouse	(1)	Receivables from customers	$90,804	$—
Lobster Financial Holdings Limited	(1)	Receivables from customers	—	12,110
I Win Growth SPC – Fund 1 SP	(2)	Receivables from customers	3,865	65,192
Total			94,669	77,302

Fung Yee Lin	(3)	Payables to customers	$356	$194
Lau Kam Yan, Karen and her spouse	(3)	Payables to customers	407,122	10,830
Wu Hin Lun	(3)	Payables to customers	—	7,364
Zhu Yun	(3)	Payables to customers	14,304	20,834
Cheung Yuk Shan	(3)	Payables to customers	189,336	196,771
I Win Growth SPC – Fund 1 SP	(3)	Payables to customers	13,839	22,855
Total			$624,957	$258,848

Capital Hero Global Limited	(4)	Amounts due to related parties	283,568	—
Courageous Wealth Limited	(4)	Amounts due to related parties	830,449	—
Gulu Gulu Limited	(4)	Amounts due to related parties	81,019	—
Lobster Financial Holdings Limited	(4)	Amounts due to related parties	668,410	676,671
Smark Holding Limited	(4)	Amounts due to related parties	169,136	1,360,456
Total			$2,032,582	$2,037,127

Capital Hero Global Limited	(5)	Subscription receivables	18	18
Courageous Wealth Limited	(5)	Subscription receivables	53	53
Gulu Gulu Limited	(5)	Subscription receivables	5	5
Lobster Financial Holdings Limited	(5)	Subscription receivables	42	42
Smark Holding Limited	(5)	Subscription receivables	11	11
Total			$129	$129

____________

(1)      The balances as of September 30, 2022 and March 31, 2022 represented amounts due on brokerage transactions on trade-date basis and those not yet settled on settlement dates. The balances were fully settled subsequently.

(2)      The balances as of September 30, 2022 and March 31, 2022 represented management fee receivables from a fund which the Group managed for investment management services provided. The balances were fully settled in February 2023.

(3)      The balances as of September 30, 2022 and March 31, 2022 represented cash deposits received from the related parties and payables arising from unsettled trades on trade-date basis.

(4)      The balances as of September 30, 2022 and March 31, 2022 represented the advances from shareholders for operational purposes and consideration payable to the shareholders upon our group reorganization. The balances were unsecured, non-interest bearing and repayable on demand.

(5)      The balances as of September 30, 2022 and March 31, 2022 represented the capital from shares allotment to be received from the shareholder.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

13. Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by HKSFC that the Company’s subsidiaries were required to maintain as of September 30, 2022 and March 31, 2021 and the actual amounts of capital maintained.

Capital requirements as of September 30, 2022	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$382,167	$1,451,343	$1,069,176	380%
I Win Asset Management Limited(1)	12,739	92,102	79,363	723%
	$394,906	$1,543,445	$1,148,539	391%
Capital requirements as of March 31, 2022	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$383,022	$1,449,481	$1,066,459	378%
I Win Asset Management Limited(2)	12,767	38,174	25,407	299%
Total	$395,789	$1,487,655	$1,091,866	376%

____________

(1)      I Win Asset Management Limited is only required to file its regulatory returns in June and December of every year. The capital level maintained as of September 30, 2022 was what being submitted in its regulatory return as of June 2022.

(2)      I Win Asset Management Limited is only required to file its regulatory returns in June and December of every year. The capital level maintained as of March 31, 2022 was what being submitted in its regulatory return as of December 2021.

14. Commitments and Contingencies

Commitments

As of September 30, 2022 and March 31, 2022, the Group had neither significant financial nor capital commitment.

Contingencies

As of September 30, 2022 and March 31, 2022, the Group was not a party to any material legal or administrative proceedings.

15. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole. Based on the management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, the majority of the Group’s revenue are derived in or from the Hong Kong. Therefore, no geographical segments are presented. The Group concludes that it has only one reportable segment. As such, all financial segment information required by the authoritative guidance can be found in the unaudited condensed consolidated financial statements.

I Win Holdings Limited
Notes to Unaudited Condensed Consolidated Financial Statements

15. Segment information (cont.)

The following table presents revenue by major revenue type for the six months ended September 30, 2022 and 2021, respectively:

	For the Six Months Ended September 30,
	2022	2021
Brokerage commissions	$422,326	$477,535
Underwriting and placement income	414,657	319,154
Introducing and referral income	224,865	75,014
Other services revenues	38,869	138,364
Interest income and other	79,385	37,910
Total	$1,180,102	$1,047,977

16. Subsequent Events

On November 25, 2022, the Group entered into deeds of waiver of debts with its shareholders under which the shareholders agreed to waive the debts due to them by the Group with an amount totaling HK$15,900,000 ($2,034,204) in form of capital contributions. In view of the deeds of waiver of debts, the Group’s equity has been increased by HK$15,900,000 ($2,034,204) accordingly.

The Group evaluated all events and transactions that occurred after September 30, 2022 up through the date the Group issued the unaudited condensed consolidated financial statements. Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Group’s unaudited condensed consolidated financial statements.

[            ] Ordinary Shares

And

[            ] Ordinary Shares Offered by the Selling Shareholder

Garden Stage Limited

_________________________________

PROSPECTUS

_________________________________

Pacific Century Securities, LLC

             2023

Until and including            , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, provides for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Upon the incorporation of Garden Stage Limited on August 11, 2022, we issued 1 ordinary shares to Oriental Moon Tree Limited, for a consideration of US$1.00. On November 23, 2022, Garden Stage Limited executed a shareholder resolution to change the par value of the Ordinary Shares from US$ 1.00 to $0.0001, a 10,000 for 1 share subdivision (“Share Subdivision”). Upon the Share Subdivision, the one issued and outstanding Ordinary Share held by Oriental Moon Tree was sub-divided into 10,000 Ordinary Shares of par value of US$ 0.0001 each. Pursuant to such resolution, the authorized share capital of Garden Stage was US$50,000 divided into 500,000,000 Ordinary Shares with a nominal or par value of US$0.0001 each, in accordance with section 13 of the Cayman Islands Companies Act.

On            , 2022, in connection with the Reorganization described in the accompanying prospectus and our initial public offering, Garden Stage Limited issued a total of            Ordinary Shares.

We believe that each of the issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Item 8. Exhibits and Financial Statement Schedules

(a)     Exhibits.

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1†	Amended and Restated Memorandum and Articles of Association
5.1**	Opinion of Traver Thorp Alberga regarding the validity of the securities being registered
8.1**	Opinion of Stevenson, Wong & Co regarding Hong Kong tax matters (included in Exhibit 99.1)
10.1†	Employment Agreement by and between Sze Ho, CHAN and the Registrant, dated as of November 21, 2022
10.2†	Employment Agreement by and between Ngan Sammy, SHUM and the Registrant, dated as of November 21, 2022
10.3†	Employment Agreement by and between Wai Lok Raymond, FONG and the Registrant, dated as of November 21, 2022
10.4†	Employment Agreement by and between Ting Hei, LEE and the Registrant, dated as of November 21, 2022
10.5†	Lease Agreement of Head Office, at Room 201, 2/F, China Insurance Group Building, 141 Des Voeux Road Central, Central, Hong Kong
10.6*	Investment Agreement by and between Bliss Tone Limited and the Registrant, dated as of July 22, 2022.
10.7*	Supplemental Investment Agreement by and between Bliss Tone Limited and the Registrant, dated as of November 22, 2022

Exhibit No.	Description
10.8*	Investment Agreement by and between State Wisdom Holdings Limited and the Registrant, dated as of July 22, 2022
10.9*	Supplemental Investment Agreement by and between State Wisdom Holdings Limited and the Registrant, dated as of November 22, 2022
10.10*	Investment Management Agreement by and between I Win Asset Management Limited and AVIA Trust Limited
14.1**	Code of Business Conduct and Ethics of the Registrant
16.1*	Letter of Friedman LLP to the U.S. Securities and Exchange Commission
21.1**	List of Subsidiaries
23.1**	Consent of Traver Thorp Alberga (included in Exhibit 5.1)
23.2**	Consent of Stevenson, Wong & Co., Hong Kong counsel to the Registrant (included in Exhibit 8.1 and 99.1)
23.3†	Consent of Guangdong Wesley Law Firm, PRC counsel to the Registrant
99.1**	Opinion of Stevenson, Wong & Co., Hong Kong counsel to the Registrant, regarding certain Hong Kong law matters
99.2**	Opinion of Guangdong Wesley Law Firm, PRC counsel to the Registrant, regarding certain PRC law matters
99.3**	Audit Committee Charter
99.4**	Compensation Committee Charter
99.5**	Nominating Committee Charter
99.6†	Consent of Migo Corporation Limited
99.7**	Consent of Mr. B Ray Billy, TAM, Independent Director Nominee
99.8**	Consent of Dr. Kit Wa, TO, Independent Director Nominee
99.9**	Consent of Mr. Sheung Chi Steven, WU, Independent Director Nominee
99.10**	Consent of Mr. Koon Shing, YIP, Independent Director Nominee
107**	Filing Fee Table

____________

*        Filed herein

**      To be filed via amendment

†        Previously filed

(b)    Financial Statement Schedules.    All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on February 27, 2023.

GARDEN STAGE LIMITED
By:
Sze Ho, CHAN
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
	Chief Executive Officer and Director	February 27, 2023
Mr. Sze Ho, CHAN	(Principal Executive Officer)
	Director	February 27, 2023
Mr. Wai Lok Raymond, FONG
	Director	February 27, 2023
Mr. Ngan Sammy, SHUM
	Chief Financial Officer	February 27, 2023
Mr. Ting Hei, LEE	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized agent in the United States of America, has signed this registration statement thereto in New York, NY on [  ], 2023.

Cogency Global Inc.
By:
Name:
Title: